As confidentially submitted to the Securities and Exchange Commission on November 21, 2022 as Amendment No. 3 to the initial confidential submission.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Triller Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Avenue of the Stars, Suite 2350

Los Angeles, California 90067

(310) 893-5090

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mahinda de Silva

Chief Executive Officer

2121 Avenue of the Stars, Suite 2350

Los Angeles, California 90067

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Kahn Chief Financial Officer and Secretary 2121 Avenue of the Stars, Suite 2350 Los Angeles, California 90067 (310) 893-5090	Benjamin K. Marsh William A. Magioncalda Goodwin Procter LLP The New York Times Building 620 Eighth Ave New York, NY 10018 (212) 813-8800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                , 2022

PRELIMINARY PROSPECTUS

             Shares

Triller Inc.

Class A Common Stock

This prospectus relates to the registration of the resale of up to              shares of our Class A common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of our Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the Nasdaq Stock Market (“Nasdaq”). See “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. After giving effect to the Reorganization (as defined herein), the Registered Stockholders will hold approximately     % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately     % (and approximately     % of these shares subject to the lock-up agreement described below).

No public market for our Class A common stock currently exists, and our shares of common stock (or the units of our predecessor, Triller Hold Co LLC) have no history of trading in private transactions. For more information, see “Private Sales of Our Capital Stock.” The listing of our Class A common stock on Nasdaq without underwriters is a novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.

On the day that our shares of Class A common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which              (our “Financial Advisor”), in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once our Financial Advisor has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of Class A common stock, in accordance with Nasdaq rules. If our Financial Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our shares of Class A common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with our Financial Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), our Financial Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence our Financial Advisor in carrying out its role as financial adviser. Our Financial Advisor will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, our Financial Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution.”

We will have two classes of authorized common stock: Class A common stock offered hereby and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock entitles its holder to              votes on all matters presented to our stockholders generally and certain special approval rights. Each share of Class B common stock may be converted at any time into one share of Class A common stock, and will automatically convert into one share of Class A common stock upon sale or transfer thereof, subject to certain exceptions. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock (i) if the voting power of all outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of outstanding common stock or (ii) with the vote of 80% of the outstanding Class B common stock. We will also have authorized and outstanding shares of Series A-1 and Series AA-1 preferred stock that will have rights and preferences with respect to dividends and other distributions that are senior to our common stock. A majority of the outstanding shares of Series A-1 preferred stock will have certain special approval rights, including, among others, approval of liquidation events, the payment of dividends, certain sales or dispositions, loans above $10 million or sales of material technology or intellectual property. For more information, see “Description of Capital Stock.”

Upon the completion of the Reorganization, Ryan Kavanaugh and Bobby Sarnevesht, our founders, together with entities and trusts they or their family members control, will own approximately     % of the outstanding shares of our common stock, representing     % of our total voting power. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and expect to elect not to comply with certain corporate governance requirements of Nasdaq. In addition, our founders and their related entities and trusts will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. As Registered Stockholders, subject to the lock-up agreement described herein, our founders and their related entities and trusts may, from time to time, sell shares of Class A common stock, which could impact their voting influence and our status as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Risk Factors —Risks Related to Ownership of Our Class A Common Stock” and “Principal and Registered Stockholders.”

We intend to apply to list our Class A common stock on Nasdaq under the symbol “ILLR.” We expect our Class A common stock to begin trading on Nasdaq on or about                     , 2022.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2022.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

Use of Non-GAAP Financial Measures

In addition to results of operations determined in accordance with general accounting principles in the United States (“GAAP”), we believe that Adjusted EBITDA, which is a non-GAAP measure, is useful in evaluating our operational performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. The non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to Net Loss.

Trademarks and Brand Names

This prospectus includes our trademarks and trade and brand names such as “TrillerVerz,” “Triller,” “Triller Fight Club,” “TrillerFest,” “Triller TV,” “Verzuz,” “FITE,” “Cliqz” and “Triller NFTs” and associated logos, which are protected under applicable intellectual property laws and are our property. This prospectus may also contain trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market and Industry Data

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s estimates, together with information obtained from independent industry and research organizations, publicly available resources and other third-party sources. Our management’s estimates are derived from publicly available information released by independent industry analysts and certain third-party studies, as well as data from our internal research. In presenting market and industry data in this prospectus, we have made certain assumptions that we believe to be reasonable based on the data available to us and other sources, as well as on our knowledge of, and our experience to date in, the industry and markets in which we operate.

Projections, assumptions and estimates of the present or future, as applicable, performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by our management.

i

ABOUT THIS PROSPECTUS

Triller Inc., the registrant whose name appears on the cover of this registration statement of which this prospectus forms a part, is a Delaware corporation. Triller Inc. was formed for the purpose of completing a public offering and related transactions to carry on the business of Triller Hold Co LLC and its subsidiaries. In connection with this offering, Triller Hold Co LLC will be merged into Triller Inc. through a series of reorganizational transactions that are described under “The Reorganization” (collectively, the “Reorganization”).

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.

Except as otherwise indicated, all information in this prospectus assumes:

•	the consummation of the Reorganization;

•	the issuance of 4,398,930 shares of Class A common stock for $50.0 million pursuant to a subscription agreement;

•	the conversion of a 15% PIK senior convertible note with an aggregate balance of $25.4 million, into 4,488,226 shares of Series A-1 preferred stock;

•	the conversion of 7.5% convertible promissory notes with an aggregate balance of $37.1 million into 6,537,961 shares of Class A common stock;

•	the issuance of 7.5% PIK convertible promissory notes in the aggregate principal amount of $3.1 million and conversion of such notes into 543,348 shares of Class A common stock;

•	the redemption of 949,812 Series AA-1 preferred units in exchange for subordinated unsecured promissory notes in the aggregate principal amount of $8.6 million;

•	the conversion of all issued and outstanding service provider units into 9,124,007 shares of Class A common stock; and

•	Transaction costs associated with this offering in the amount of $10.0 million.

•	The numbers of shares of outstanding stock do not include:

•	shares of Series A-1 preferred stock issuable to Total Formation, Inc. and its affiliates (“Total Formation”) upon the exercise of warrants with a weighted average exercise price of $ per share.

•

Shares of Class A common stock issuable upon conversion of issued and outstanding or reserved shares of Series A-1 preferred stock (based on an assumed conversion price of $                )                  and outstanding shares of Series AA-1 preferred stock (based on an assumed conversion price of $                ), which conversion prices may be adjusted as described under “Description of Capital Stock – Preferred Stock.”

•	shares of Class A common stock that may be issued pursuant to outstanding stock options with a weighted average exercise price per share of $ .

•	shares of Class A common stock that may be issued pursuant to outstanding warrants with a weighted average exercise price per share of $ .

•	shares of Class A common stock reserved for issuance pursuant to future awards that may be granted pursuant to our Omnibus Incentive Plan (as defined herein).

ii

As used in this prospectus, unless the context requires otherwise, “we,” “us,” “our,” the “Company,” “Triller,” and similar references refer to, prior to the Reorganization, Triller Hold Co LLC together with its consolidated subsidiaries, and from and after the Reorganization, Triller Inc. together with its consolidated subsidiaries.

Except as disclosed in the prospectus, the consolidated financial statements and summary historical consolidated financial data and other historical financial information included in this prospectus are those of Triller Hold Co LLC and its subsidiaries and do not give effect to the Reorganization.

iii

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our Class A common stock.

Overview

We are an artificial intelligence (“AI”)-powered technology platform for creators, where influencers, artists, athletes, public figures and brands can build direct relationships with fans and consumers to create awareness, drive content consumption, generate commerce and share culture. We launched in 2019 with a single mobile app and have grown dramatically through organic growth and several acquisitions to become a broad and diverse platform to create, distribute, measure and monetize content, whether consumed digitally, during live events or in virtual worlds. We also produce music, sports, lifestyle, fashion and entertainment content and live events that reinforce the culture of our ecosystem and attract and engage users and brand partners across our portfolio.

We operate in both the business-to-consumer (“B2C”) and business-to-business (“B2B”) marketplaces. Our B2C efforts are focused on marketing, distributing, and supporting (and, in the case of our Verzuz and BKFC businesses, producing) tentpole events that expand our user base and create significant opportunities for our creator partners and sponsors. We serve as a guiding light and inspiration for creators to produce, distribute and monetize content across, physical, digital, and virtual experiences. Our B2C business is comprised of the Triller app, Verzuz live and streaming events and Bare Knuckle Fight Club (“BKFC”). Principal revenues come from advertising, sponsorship, in-venue tickets, pay-per-view, and subscriptions. Our B2B business is focused on enabling our partners and customers to reach a global audience, creating meaningful relationships with that audience, and engaging with their constituents in ways that drive their economic engine. Our B2B business is comprised of Triller Fight Club, FITE TV, Amplify.ai, Cliqz, CrossHype and Thuzio businesses. Principal revenues come from revenue share and service fees generated from brands and enterprise-level customers.

To date, substantially all of our revenues have been generated by our B2B business. While we intend to grow our revenues directly generated from our B2C business and expect that these revenues will make up a more meaningful proportion of our total revenues in the future, the B2C business is nonetheless important to our ability to generate revenues from our B2B business. Brands and other enterprise-level customers that are the sources of our B2B revenues leverage the tools and applications that comprise our B2B offerings to reach our user base and capitalize on the interest generated by the content and events within our B2C business.

What our Platform Includes

What our Platform Offers

We seek to empower artists, influencers, athletes, celebrities and brands to create, distribute and monetize content, and alter the landscape of the creator economy so that more investment flows to creators and less to the big-tech intermediaries that dominate global markets today. By doing so, and becoming a trusted and essential partner to creators, we believe that brand partners will be attracted to our ecosystem and tools and the marketing opportunities that we can offer.

Our Platform and Features

The Triller App

The centerpiece of our B2C ecosystem is the Triller app. For creators, the Triller app’s tools and features for content creation include our proprietary software enabling production of one-of-a-kind content within the app, and then distribution to many platforms including Facebook, Instagram, TikTok, Snapchat and Twitter. The Triller app is an AI-powered short-form video editing app and music discovery platform, where users can create and share professional-looking videos in seconds. Key features of the Triller app include: extensive editing, filtering and overlaying features; broad music license rights, providing access to what we believe is over 90% of popular music; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and our dual camera feature allowing creators to record videos out of the back and front facing camera of their phone simultaneously.

We believe that the suite of tools and features offered on the Triller app are unique to the industry and a key differentiator as we endeavor to grow the scope and depth of engagement from creators and users and continue to build a robust ecosystem.

We released TrillerTV in early 2021 within the Triller app in order to broaden the offerings from short-form, user-created content, to live-streamed and long-form videos. With more than 65 original programs, live shows and reality entertainment, TrillerTV delivers exclusive content made by celebrities and influencers, as well as professionally-produced videos and docuseries about music, sports, gaming, fashion and other forms of entertainment. This content helps shape the Triller brand and culture.

Amplify.ai, Cliqz and CrossHype

Our platform for distribution, measurement and monetization includes Amplify.ai, Cliqz, and CrossHype, giving creators the ability to connect directly with their fans and spotlight their content across a broad reach of social media sites. We acquired Amplify.ai in 2021 and believe it is the global leader in omni-channel conversational artificial intelligence. With more than 11 billion engagements across 600 million consumers and more than 100 global brands, the Amplify.ai platform optimizes the customer journey to build tailored audiences, drive purchasing decisions and develop brand loyalty. This technology is integrated throughout our ecosystem to provide creators and brands an array of powerful AI-based tools and analytics to enhance, track and monetize their content through unique and personalized customer experiences.

We also introduced Cliqz, a social messaging platform for the creator economy, in October 2021. Cliqz uses a combination of short-messaging-service (“SMS”) and social media messaging. This offering enables creators to build audiences from their social media followers that they can manage and control without the algorithmic limits found on most social media platforms.

FITE TV

We acquired FITE TV in 2021. FITE TV was launched in 2012 and is a leading digital live streaming platform for sports and entertainment that distributes free, pay-per-view and subscription-based video content. Originally dedicated to combat sports, its programming has now expanded to include other sports and entertainment, including acquiring the rights to the CONMEBOL qualifiers for the FIFA World Cup Qatar 2022. In addition to providing an in-house platform for distribution of our own live events and delivering a source of pay-per-view and subscription revenues, the FITE TV platforms enables creators and brands to deliver digital content to fans and consumers around the globe.

Our Live Events and Event-Related Services

Qur platform is supported by our live events, from the world famous Verzuz battles, featuring top name hip hop and R&B acts to BKFC’s fast-paced combat sports. These events generate revenue through ticket sales, pay-per-view, subscriptions and sponsorships, but importantly build our brand and culture, introduce and attract people to our platform and offer showcase opportunities to creators big and small.

Verzuz

Verzuz, which we acquired in 2021, is the brainchild of Swizz Beatz and Timbaland, two of the most successful and celebrated music producers of all time, who continue to provide creative leadership for the brand. Verzuz is a cultural phenomenon that pits two celebrity artists or groups in a sequence of performance battles during each episode. These events have expanded from digital only to include live audiences and are streamed on our own FITE TV and Triller TV platforms, as well as on Instagram, Facebook, YouTube, Twitch and other third-party services.

Triller Fight Club

We market and distribute live and streaming pay-per-view and subscription boxing and combat sports events through our Triller Fight Club brand. In November 2020, we hosted our first ever pay-per-view combat sports event, a boxing match between Mike Tyson and Roy Jones Jr. We streamed a documentary mini-series leading up to the fight on the Triller app, and handled distribution of the event through pay-per-view platforms and FITE TV (which we subsequently acquired). The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, music performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. The event earned the largest number of buys ever for FITE TV, resulting in its registered users increasing approximately 40%, and trending as the number one grossing app in the United States that weekend.

Triller Fight Club includes Triad Combat, a new combat sport. In November 2021 in Arlington, Texas, the first Triad Combat event was held, which was a tournament between boxing and MMA superstars, competing in a specially designed triangular ring called the “ Triad.” The inaugural Triad Combat was hosted by Nick Cannon and featured one of the most prolific acts in musical history: Metallica.

Although we have historically financed and produced Triller Fight Club events, in June 2022 we strategically repositioned the Triller Fight Club business to provide brand licensing as well as marketing and distribution services to licensed event promoters, typically under a revenue-sharing model wherein third party events are co-branded with Triller Fight Club intellectual property and distributed via FITE TV. As a result of our decision to move away from the match-making, production and staging of such events, the Triller Fight Club business is reported as discontinued operations in our consolidated financial statements events.

Bare Knuckle Fighting Championships

In August 2022 we acquired a controlling equity interest in Bare Knuckle Fighting Championships, Inc., a licensed combat sports promoter that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and muay thai and the first combat sports promotion to hold a sanctioned and regulated event featuring bareknuckle fighting since 1889. BKFC participants compete in a patented “squared circle” ring and under rules modeled on those which governed bareknuckle fighting in the 19th century. We believe BKFC’s connection to the history of bareknuckle fighting and the pureness of the format render BKFC an integral component of our content offerings in the combat sports space.

Our Strategy to Compete and Grow

Leverage our Unique Technology, Tools and Features to Continue to Attract and Engage Creators and Users and Build a Robust Ecosystem

We believe that the suite of tools and features offered on the Triller app are unique to the industry and a key differentiator as we endeavor to grow the scope and depth of engagement from creators and users and continue to expand a robust ecosystem. Our creator platform, including Amplify.ai, CrossHype, Cliqz, and Thuzio, delivers industry leading digital distribution tools that allow creators to control how their content reaches a broad audience through multiple channels. Together with our measurement capabilities, creators can take control and monetize their content across all digital platforms including Facebook, Instagram, TikTok, Snapchat, YouTube, Twitter and any other content or social platforms that attract users.

We believe our investments in AI-powered tools for content development, moderation, distribution and audience management on our platform allow us to deliver a robust solution to attract creators and brands. Our suite of tools allows for seamless and creative content development and distribution, as well as targeted interaction by brands. Sophisticated algorithms based on natural language datasets created through engagement with hundreds of millions of users allow us to providers users with reach and measurement tools that we consider a key differentiator. For our brand partners, our AI-powered tools and algorithms allow for the creation and execution of immersive brand experiences that leverage the growing power of creators and influencers and reach across the customer journey, from awareness to purchase to loyalty programs.

We will continue to invest and learn from our experiences to build features that separate us from our competition, with the goal of being the go-to platform for creators seeking to distribute and monetize their content and influence and for brands to reach consumers through targeted engagement.

Over time, we believe we can play a key role in altering the creator economy so that more investment flows directly to the artists, influencers, athletes, celebrities and every-day users creating content, and less to the big-tech intermediaries that dominate today.

Produce Events and Content, and Partner with Event Producers, to Create Revenue Opportunities, Build our Brand and Culture and Fuel our Ecosystem

Our Verzuz, BKFC and related live events are a source of revenues and content, while also building and establishing our brand and the culture of our ecosystem. These events also position us where we believe the consumer is going: according to a study conducted by Expedia and The Center for Generational Kinetics, LLC, 74% of Americans place more value on experiences than products or things. We believe these creative, first-in-kind events featuring top names in music and athletics attract individuals and businesses to our ecosystem and drive engagement. The events are exciting to consumers, offer unique sponsorship and engagement opportunities for brands, and provide inspiration to creators. Combined with our suite of tools to market these events on the Triller app and other social media platforms and our in-house distribution platform, FITE TV, we will continue to seek to monetize the interest in these events and related content.

We also seek to position ourselves to take advantage of the growing demand for content. Through our owned and licensed entertainment and media properties, our distribution platforms and our integration with third-party platforms, we believe we are positioned at the center of this demand. As new distribution models and technologies have broadened access and enhanced the consumer experience, premium content values have increased. Through our platform, propriety events and content and distribution properties, we seek to enable value creation, both for us and the artists and influencers with whom we partner.

Continue to Pursue Attractive Investment Opportunities

Our growth to date has been fueled in large part by several strategic acquisitions. Among others, we acquired Verzuz, FITE TV, Amplify.ai and Thuzio. These acquisitions have allowed us to expand from the single app that we introduced in 2019, to our integrated creator platform today including the Triller app, our creation, distribution, engagement, monetization and measurement tools, our library of content offered within TrillerTV, the FITE TV streaming platform, and our portfolio of owned and licensed live music and combat events.

We believe that the insights that we have gained from our unique position in the content ecosystem, social media landscape and e-commerce business give us access to a vast amount of information that reduces the risk of our investment activities. Our management team also has the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions. Collectively, we believe these insights and experience position us well to evaluate targets and identify synergies and growth potential. We also leverage the experience and relationships of our management team, creative incentive structures and our unique portfolio of properties to attract entrepreneurs and visionaries that want to partner with us to form a successful collaboration.

We expect to continue to selectively pursue acquisition opportunities, seeking companies that can bolster the tools and features we can offer to creators and brands, attract users, and build our ecosystem and culture with complementary offerings. This experience, together with learnings from our acquisitions to date and insights gained from our unique position in the content ecosystem, give us access to a vast amount of information that can help us assess acquisition targets.

Leverage the Strength of Our Management Team

Our experienced management includes industry leaders that have held senior leadership positions and shaped the success of major technology, media and entertainment companies. Our team has a unique combination of expertise that spans technology, media and financial services in both the B2C and B2B markets, and are well equipped to lead a paradigm shift in the creator economy. For more information, see the section of this prospectus entitled “Management”.

Grow and Diversify Revenue Streams and Attain a Scale and Depth of Offerings to Support Profitability

We believe there are several opportunities to pursue growth beyond our existing platform. Beyond the acquisition activities described above, we will seek opportunities to expand globally, invest in adjacent high growth industry segments, expand content verticals and develop new advertising products.

We seek to leverage our platform to expand globally. Together with our integrated capabilities, global reach can allow us to deepen relationships with existing clients, attract new clients and partners in new markets, and access proprietary acquisition and investment opportunities in new markets that contribute to our growth and strengthen our network.

We also look for opportunities to invest in adjacent high growth industry segments. Our platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Our platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments—for example, the expansion of the Verzuz brand from music battles to sports battles, including the NFL, the NBA and e-gaming. Relatedly, we seek to expand content verticals. Our journey that started with music has already successfully expanded to sports, fashion, lifestyle and entertainment. As our AI-powered recommendation engine personalizes the content experience to better suit an individual user, we think there is an opportunity to continue to expand to other types of content and experiences over the long term. We expect to successfully execute upon these opportunities as they emerge in the future.

As we grow our platform, features and user base, we will continue to develop innovative marketing, advertising and commerce products that are compelling for our partners and clients without compromising the experience of our users. Rather than serving interruptive advertisements as a business model, we will continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to our platform.

We have successfully executed on our vision for offering creators and brands a highly differentiated portfolio of services and have already established multiple revenue streams. We have also demonstrated the ability to scale these offerings to thousands of brands, millions of creators and billions of interactions. Given the size of the market opportunity coupled with our demonstrated ability to attract creators and brands, we are confident that if we continue to execute on our strategy, we have a clear path to attaining profitability over the next few years.

Summary Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to the following:

•

Your ability to sell your shares of Class A common stock at or above the price you bought them for due to (i) our listing not having the same safeguards as an underwritten initial public offering, which may result in the public price of our shares of Class A common stock being volatile and declining significantly and rapidly upon listing, or (ii) the failure of an active, liquid, and orderly market for our shares of common stock to develop or be sustained;

•

Following our listing, and following the expiration of the lock-up period with respect to shares of our capital stock held by executive officers, directors and certain other stockholders, sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the market price of our Class A common stock to decline;

•	If our efforts to attract and retain creators and other users are not successful, our revenues will be affected adversely;

•	We must increase the scale and efficiency of our technology infrastructure to support our growth;

•	We may not be successful in our efforts to further monetize our platform, features and events, which may harm our business;

•	Changes in public and consumer tastes and preferences and industry trends and technology could reduce demand for our services and content offerings and adversely affect our business;

•	A security incident may allow unauthorized access to our systems, networks or the data of users on the Triller app, harm our reputation, create additional liability and harm our financial results;

•

We rely on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase our costs and adversely affect the quality of our platform and features;

•	The failure to continue to create popular live events and pay-per-view programming could adversely impact our business;

•	We may pay upfront expenses when planning live events and if these events do not perform as we expect, our business, results of operations and financial condition may be harmed;

•	We have a limited operating history, which makes it difficult to forecast revenue and evaluate our business and future prospects;

•	We have incurred losses each year since our inception, and expect operating expenses to increase, and we may not become profitable in the future;

•	Our requirements for funding to operate and grow our business and uncertainty regarding the availability (if any), cost and other terms of any financing we may seek; and

•	We depend on the continued service of the members of our executive management and other key employees, the loss or diminished performance of whom could adversely affect our business.

Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Reorganization

We are undertaking a series of transactions that will be completed prior to our listing, which we refer to, collectively, as the Reorganization. Triller Inc., a Delaware corporation, was formed in connection with this offering, and is the issuer of the Class A common stock offered in this prospectus. All of our business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, Triller Hold Co LLC will be merged into Triller Inc. and thereafter all of our business operations will be conducted through Triller Inc. and its consolidated subsidiaries. For further information, see “The Reorganization.”

Corporate Information

Triller Inc. was formed on June 27, 2022 as a Delaware corporation. Our corporate headquarters are located at 2121 Avenue of the Stars, Suite 2350, Los Angeles, California 90067. Our telephone number is (310) 893-5090. Our principal website address is https://trillerinc.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that may be obtained through, our website is not part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

•	we are required to have only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board, (the “PCAOB”) unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•

we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the “Dodd-Frank Act”); and

•

we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”).

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our Class A common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We may choose to take advantage of some, but not all of these reduced burdens. We have elected to adopt the reduced requirements with respect to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. As a result, the information that we provide to stockholders may be different from the information you may receive from other public companies in which you hold an investment.

In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table presents the summary historical consolidated financial and other data for Triller Hold Co LLC, and the summary pro forma condensed consolidated financial and other data for Triller Inc. for the periods and at the dates indicated. In connection with this offering, Triller Hold Co LLC will be merged into Triller Inc. through a series of reorganizational transactions described under “The Reorganization”. Immediately following the Reorganization, Triller Inc. will be the successor of Triller Hold Co LLC and will control all of the business and affairs of its subsidiaries. The Reorganization will be accounted for as a reorganization of entities under common control.

The summary consolidated statements of operations data and statements of cash flow data presented below for the nine months ended September 30, 2022, and the years ended December 31, 2021 and 2020, and the summary consolidated balance sheet data presented below as of September 30, 2022, and December 31, 2021 and 2020 have been derived from the consolidated financial statements of Triller Hold Co LLC, included elsewhere in this prospectus.

The summary historical consolidated financial and other data of Triller Inc. has not been presented because Triller Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no material assets or liabilities during the periods presented in this section.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “The Reorganization”, “Unaudited Pro Forma Condensed Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the other information included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data of Triller Inc. presented below has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2021 and the nine months ended September 30, 2022 gives effect to the Reorganization (as described in “The Reorganization”) and related transactions as if they had occurred on January 1, 2021. The summary unaudited pro forma condensed consolidated balance sheet data as of September 30, 2022 gives effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information”, including the Reorganization and related transactions. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Triller Inc.	Triller Hold Co LLC
	Pro Forma	Historical
(In thousands, except share and per share data) Summary Statement of Operations:	Nine months ended September 30, 2022 (Unaudited)		December 31, 2021	December 31, 2020
Revenues	$38,503	$36,868	$26,408	$3,660
Operating costs and expenses:
Cost of revenues	63,745	61,259	178,955	21,232
Research and development	9,003	8,961	8,479	4,112
Selling and marketing	22,278	21,733	53,682	14,193
General and administrative	10,308	9,550	409,379	28,556
Depreciation and amortization	18,709	18,284	9,132	1,877
Severance and restructuring costs	—		—
Transaction costs	—		—

Total operating expenses	124,043	119,787	659,627	69,970

Total operating loss	(85,540)	(82,919)	(633,219)	(66,310)
Other income (expense), net	(5,266)	(5,142)	(65,460)	(31,288)
Gain on extinguishment of debt	—	—	—	—

Net loss before income taxes	(90,806)	(88,061)	(698,679)	(97,598)
Income tax benefit (expense)	6,237	6,237	1,088	22,202

Net loss from continuing operations	(84,569)	(81,824)	$(697,591)	$(75,396)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted	$(0.32)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted	266,550,000

	Triller Inc.	Triller Hold Co LLC
	Unaudited Pro Forma	Historical
(In thousands) Summary Balance Sheet Data:	As of September 30, 2022	As of September 30, 2022 (Unaudited)	As of December 31, 2021	As of December 31, 2020
Cash and cash equivalents	$45,528	$2,448	$33,995	$19,365
Restricted cash	—	—	5,521	—
Total assets	400,864	358,209	366,657	85,700
Long-term debt	—	37,000	10,059	1,566
Long-term debt due to related parties	17,118	—	—	—
Total liabilities	168,464	222,328	210,551	49,437
Total shareholders’/unitholders’ equity	$400,864	$135,881	$64,716	$36,263

	Triller Hold Co LLC
	Historical
(In thousands) Summary Statements of Cash Flow Data:	Nine Months Ended September 30, 2022 (Unaudited)	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash provided by (used in):
Operating activities	$(92,021)	$(192,732)	$(51,977)
Investing activities	(14,627)	(43,615)	(7,044)
Financing activities	57,480	235,083	74,066
Discontinued operations	15,181	18,415	(25,588)
Foreign exchange impact	(81)	0
Change in cash, cash equivalents, and restricted cash	$(34,068)	$17,151	$15,045

Adjusted EBITDA

We believe that Adjusted EBITDA, which is a non-GAAP measure, is useful in evaluating our operational performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Adjusted EBITDA is defined as net loss, adjusted for interest expense, income taxes, depreciation and amortization, unit-based compensation expenses, fair value adjustments and non-recurring expenses, such as acquisition expenses. The following table reconciles net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA:

	Triller Hold Co LLC
	Historical
(In thousands) Adjusted EBITDA:	Nine Months Ended June 30, 2022 (Unaudited)	Year Ended December 31, 2021	Year Ended December 31, 2020
Net loss	$(121,834)	$(769,710)	$(75,396)
Adjusted for:
Depreciation and amortization	18,284	9,132	1,877
Interest expense	3,357	44	1,333
Income tax benefit	6,237	(1,088)	—

EBITDA	(93,956)	(759,446)	(72,186)
Unit-based compensation expense	20,700	496,136	13,342
Transaction-related costs	2,500	4,861	70
Discontinued Operations	40,010	72,119	(22,202)
Loss on remeasurement of warrant liabilities	(39,798)	65,227	31,288
Loss on remeasurement of Milestone payment—Verzuz	1,842	2,115	—
Loss on remeasurement of Milestone payment—Thuzio	379	25	—

Adjusted EBITDA	$(52,962)	$(118,963)	$(27,486)

RISK FACTORS

Investing in our Class A common stock involves risks. Before deciding to invest in our Class A common stock, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes. The occurrence of any of the events described below could harm our business, operating results and financial condition. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operating results and financial condition. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Platform and Features

If our efforts to attract creators and other users are not successful, our revenues will be affected adversely.

To succeed, we must continue to attract and retain creators and other users who have traditionally engaged internet and social media platforms such as Instagram, Snapchat and TikTok, as well as well as with cable television, pay-per-view and video-on-demand services for entertainment. Our ability to attract and retain creators and other users depend in part on our ability to consistently provide our creators and other users a high quality experience. We must also continue to attract and retain creators and other users (including brands, musicians, athletes, content creators, influencers, and consumers) who desire to leverage our platform to disseminate content and interact and transact with their followers and customers. If creators and other users in either category do not perceive our products to be of high quality, or if we introduce new products or features that are not favorably received by them, we may not be able to attract or retain creators and other users. Additionally, many of our creators and other users originate from word-of-mouth and referrals from existing creators and other users. If our efforts to satisfy our existing creators and other users are not successful, we may not be able to attract new creators and other users, and as a result, our revenue may be affected adversely.

If our creators and other users do not continue to view and/or contribute content or their contributions and/or the content they view are not perceived as valuable to our other users, we may experience a decline in user growth, retention and engagement, which could result in the loss of revenue.

Our success depends on our ability to provide users with engaging content, which in part depends on user contributed content. If we or our users, including influential users such as celebrities, athletes, journalists, sports teams, media outlets, and brands, do not continue to contribute engaging content to our platform, our user growth, retention and engagement may decline. That, in turn, may impair our ability to maintain good relationships with our advertisers or attract new advertisers, which may seriously harm our business and financial performance.

We may not be successful in our efforts to further monetize our platform, which may harm our business.

We generate platform revenue from brand advertising campaigns and sponsorship and from content subscription and pay-per-view transactions. As such, we are seeking to expand our user base and increase the number of hours that users spend on-platform and the volume of content that is published across and from our platform in an effort to create additional revenue opportunities.

Our ability to deliver more relevant content to our users and to increase our platform’s value to business users such as brands depends on the collection of user engagement data, which may be restricted or prevented by a number of factors. Users may decide to opt out or restrict some of our ability to collect personal data or to provide them with more relevant and sponsored content. Content publishers could refuse to allow us to collect data regarding user engagement or refuse to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements in some instances. If these possible scenarios occur to a large enough extent, we may not be able to achieve our expected growth in platform revenue or gross profit. If we are unable to further monetize our platform, our business may be harmed.

Failure to convince brands of the benefits of our platform could harm our business.

Our ability to attract and retain brands, and ultimately to generate brand partnership and sponsorship revenue, depends on a number of factors, including: attracting and retaining the number of users; keeping current with changes in technology and competitors; delivering desirable content; competing effectively for advertising and sponsorship dollars from other online platforms as well as media companies; and continuing to develop and diversify our platform, which currently includes delivery in-app, live event sponsorships and conversational AI technology.

Advertisers may view advertising, sponsorship or partnership with us as experimental and unproven, and may utilize competing alternatives at any time. We may never succeed in capturing a significant share of our advertisers’ core advertising spending, particularly if we are unable to achieve the scale and market penetration necessary to demonstrate the effectiveness of our platform, services and content offerings, or if our model proves ineffective or not competitive when compared to alternatives. Failure to demonstrate the value of our service would result in reduced spending by, or loss of, existing or potential future advertisers, which would materially harm our revenue and business.

Our ability to introduce new features, capabilities and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to us, we may not be able to compete effectively and our business, results of operations and financial condition may be harmed.

To remain competitive, we must continue to develop new features, capabilities and enhancements to our platform, including all of our services and technology offerings. This is particularly true as we further expand and diversify our capabilities to address additional markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop features and capabilities internally due to certain constraints, such as employee turnover, lack of management ability or a lack of other research and development resources, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, capabilities, and enhancements and generate revenue, if any, from such investment. Additionally, anticipated demand for a feature, integration, capability or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability or enhancement. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations and capabilities that are competitive, it would harm our business, results of operations, and financial condition.

Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.

In 2021, we launched subscription packages to bring our collection of virtual and live events and other content in our library to paid subscribers. While we determined these prices and packages based on prior experience and market competition, our assessments may not be accurate and we could be underpricing or overpricing our services, which may require us to continue to adjust our pricing packages. Furthermore, subscriber price sensitivity may vary by location, and as we expand into different countries, our pricing packages may not enable us to compete effectively in these countries. In addition, if our platform or services change, then we may need to, or choose to revise our pricing. Such changes to our pricing model or our ability to efficiently price our brand services offerings, digital and in-person event tickets, or content library could harm our business.

We must increase the scale and efficiency of our technology infrastructure to support our growth.

Our technology must scale to process the increased usage of our platform. We must continue to increase the capacity of our platform to support our high-volume strategy, to cope with increased data volumes and parties and an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent we are unable, for cost or other reasons, to effectively increase the capacity of our platform or support emerging advertising formats or services preferred by buyers, our revenue will suffer. We expect to continue to invest in our platform to meet increasing demand. Such investment may negatively affect our profitability and results of operations.

Changes in public and consumer tastes and preferences and industry trends and technology could reduce demand for our services and content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the talent and brands we partner with and the assets we own. Our success depends in part on our ability to generate commerce and offer premium content that meets the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including consumer use of our platform and other applications such as TikTok, Instagram, Facebook, Netflix and YouTube, and various other social media apps and short- and long-form streaming services, as well as the market demand for live sports and music events, user-generated content generally, and internet-based brand engagement, each of which are unpredictable and may be affected by changes in the social and political climate or global issues such as the ongoing coronavirus (“COVID-19”) pandemic. Changes in consumers’ tastes or perceptions of our platform, content or business partners, whether as a result of the social, cultural or political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our services and content offerings or those of our partners and owned assets across our platform, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We may invest in our content and owned assets, including in the creation of features for our platform and the production and distribution of original content, before learning the extent to which the platform and such content will achieve popularity with consumers. A lack of popularity of our platform, services, content offerings, or owned assets could have an adverse effect on our business, financial condition and results of operations.

We also must successfully adapt to and manage technological trends and advances in our industry. If we are unable to adopt or are late in adopting technological changes and innovations that other social and/or media and entertainment platforms offer, it may lead to a loss of users engaging with our platform and/or viewing our content offerings and a corresponding reduction in revenues from brand partnerships, sponsorships, advertising, ticket and merchandise sales, and subscriptions. We must keep up with changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition and results of operations.

If there are interruptions or performance problems associated with the technology or infrastructure of our platform, including as a result of security breaches and other malicious attacks, users may experience service outages, new users may be reluctant to adopt our product offerings, users may leave our platforms, and our reputation could be harmed.

Our business and continued growth rely, in part, on the ability of existing and potential users to access our platform without interruption or degradation of performance. We have in the past and may in the future experience disruptions, outages, and other performance problems with our technology due to factors such as infrastructure changes, introductions of new functionalities, human or software errors, capacity constraints, or attacks by malicious third parties.

In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by customers, especially during peak usage times and as our user traffic and number of integrations increase. If our platforms are unavailable or if users are unable to access these platforms within a reasonable amount of time (especially during live events), or at all, our business would be harmed. Since users rely on our platform to create and share social media content and experience live event and other programming, any outage would negatively impact our brand, reputation and customer satisfaction, and could give rise to legal liability under our service level agreements with paid customers.

Moreover, we depend on services from various third parties to maintain our infrastructure, including cloud- based infrastructure services. If a service provider fails to provide sufficient capacity to support us or otherwise experiences service outages, such failure could interrupt access to our platform by users and organizations, which could adversely affect their perception of our reliability and our revenue. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our platform. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in our decreased functionality until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

All of the foregoing platforms, services and technologies are vulnerable to malicious attacks and security breaches. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

While we have taken steps to protect our confidential and personal information and that of our users and other business relationships and have invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach would require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although we maintain an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

We are also in the process of integrating the technology of our acquired companies. The resulting size and diversity of our technology systems, as well as the systems of third-party vendors with whom we contract, increase the vulnerability of such systems to breakdowns and security breaches. In addition, we rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, our reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and unauthorized access to, or alteration of, the content and data contained on our systems and those of our third-party vendors. Any significant interruption or failure of the technology upon which we rely, or any significant breach of security, could result in decreased performance and increased operating costs, adversely affecting our business, financial condition and results of operations.

In addition, the delivery of our products and services through our platform presents the potential for further vulnerabilities. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. While we have internal policies in place to protect against these vulnerabilities, we can make no assurances that it will not be adversely affected should one of these events occur. Additionally, there is an increased risk that we may experience cybersecurity-related events, such as COVID-19-themed phishing attacks and other security challenges, as a result of most of our employees and our service providers working remotely from non-corporate-managed networks during the ongoing COVID-19 pandemic and potentially beyond.

Any of the above circumstances or events may adversely impact the user experience, harm our reputation, cause organizations to terminate our agreements, impair our ability to obtain license renewals from organizations, impair our ability to grow our user base, subject us to financial penalties and otherwise harm our business, results of operations and financial condition.

The failure to maintain or renew our agreements with producers or distributors of free, freemium and pay-per- view content could adversely impact our business.

As our revenues are partly generated, directly and indirectly, from the distribution of our free, freemium and pay-per-view programming, any failure to maintain or renew our arrangements with the producers or distributors of such programming could cause a significant loss of users, including subscribers, and have an adverse effect on our business, operating results and financial condition.

If we are unable to ensure that the Triller app interoperates with a variety of software applications that are developed by others, including our partners, we may become less competitive and our results of operations may be harmed.

Our platform must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance the platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we have developed our platform to be able to integrate with third-party applications, including the applications of our competitors as well as our partners, through the interaction of application programming interfaces (“APIs”). In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions that govern the distribution, operation, and fees of such third-party systems and platforms which are subject to modification by such providers from time to time. Our business may be harmed if any provider of such platforms or systems:

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how information is accessed by us or our users;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.

Third-party services and products are constantly evolving, and we may not be able to modify our platform apps to ensure their compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operation or compatibility of our platform on or with their products or services or exert strong business influence on our ability to operate and terms upon which we do so. Should any of our competitors modify their products, standards or terms in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our platform would be harmed and our business, results of operations, and financial condition would be harmed.

We have created mobile versions of our websites and the various offerings that comprise our platform to respond to the increasing number of people who access our products and services through mobile devices. If these mobile applications and websites do not perform well, our business may suffer. We are also dependent on third-party application stores (such as those managed by Apple and Google) that may prevent us from timely updating our product offerings, building new features, integrations, and capabilities, or charging for access. Certain of these third parties are now, and others may in the future become, competitors of us, and could stop allowing or supporting access to the platform or the apps that comprise the platform through their products, could allow access to the platform or such apps only at an unsustainable cost, or could make changes to the terms of access in order to make our platform and applications less desirable or harder to access, for competitive reasons. In addition, our platform and applications interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our applications with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our apps or give preferential treatment to competitive services could adversely affect adoption and usage of our apps. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our apps operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for users to access and use our apps, our business, results of operations and financial condition may be harmed.

We rely on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase our costs and adversely affect the quality of our business.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign the Triller app or certain aspects of our platform to function with such software or services or develop these components ourself, which would result in increased costs and could result in delays in launches and releases of new features, integrations, capabilities or enhancements until equivalent technology can be identified, licensed, or developed, and integrated into the Triller app. Furthermore, we might be forced to limit the features available in our platform. These delays and feature limitations, if they occur, could harm our business, results of operations, and financial condition.

Our business may be adversely affected if our access to music rights is limited or delayed. The concentration of control of music related content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.

We rely on music rights holders, over whom we have no control, for the music related content we make available on our platform. We cannot guarantee that these parties will always choose to license to us.

The music industry is highly concentrated, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, the music licensed to us under our agreements with entertainment and media companies makes up the majority of music consumed on our platform. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power by seeking onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations.

Even if we are able to secure music rights from record labels, music publishers and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to music is subject to convincing a broad range of stakeholders of the value and quality of our service.

To the extent that we are unable to license a large amount of music or the music of certain popular artists, our business, operating results, and financial condition could be materially harmed.

If we become subject to liability for the Internet content that we publish or upload from our users, the results of our operations would be affected adversely.

As a publisher of online content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that we publish or distribute.

We also may face potential liability for content uploaded from our users in connection with our community- related content or third party or partner event reviews. Litigation to defend these claims could be costly and harm the results of our operations. We cannot guarantee that we are adequately insured to indemnify us for all liability that may be imposed on us.

Risks Related to Our Live Events

Our ability to generate revenue from discretionary consumer and corporate spending on entertainment and sports events, such as ticket sales, corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions and catastrophic events.

Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation can significantly impact our operating results. Declines in advertising, sponsorship and other brand partnership revenue can also be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies causing advertisers to alter their spending priorities based on these or other factors. In addition, brands’ willingness to purchase advertising or to sponsor our live events may be adversely affected by lower audience ratings for our programming content. While consumer and corporate spending may decline at any time for reasons beyond our control, such as natural disasters, severe weather, pandemics, wars, acts of terrorism, power loss, telecommunications failure or other catastrophic events, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, as has occurred during the COVID-19 pandemic, could have an adverse effect on our business, financial condition and results of operations.

Owning and managing certain events for which we sell media and sponsorship rights and ticketing exposes us to greater financial risk than market participants who are not vertically integrated. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing certain live events for which we sell media and sponsorship rights and ticketing, such as Triller Fight Club events and Verzuz battles. Organizing and operating a live event involves significant financial risks as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often agree to pay various third parties fixed guaranteed amounts prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute an event, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these up-front costs, fail to generate anticipated revenue and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. If we are forced to postpone a planned event, we would incur substantial additional costs associated with staging the event on a new date or in a new venue, may have reduced attendance and revenue, and may have to refund ticketing, pay-per-view and other fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation or performers failing to participate, as well as operational challenges caused by extraordinary incidents such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics such as the ongoing COVID-19 pandemic or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Participants and spectators in connection with our live entertainment and sports events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports events, causing a decrease in our revenue.

There are inherent risks to participants and spectators involved with producing, attending or participating in live entertainment and sports events. Injuries and accidents may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our entertainment and sports events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses. The physical nature of many of our live sports events exposes the athletes that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long- term neurocognitive impairment arising from concussions. Although the participants in certain of our live sports events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may seek coverage under our accident insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes while competing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

The failure to continue creating and partnering with those who create popular live events and pay-per-view programming could adversely impact our business.

The creation, marketing and distribution of our media entertainment programming, including our pay-per-view and digital live events, is critical to our business and to our ability to generate revenues. A failure to continue developing or partnering with those who develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment and would adversely affect our ability to generate revenues and could have a material adverse effect on our business, operating results and financial condition.

We may pay upfront expenses when planning live events, entering into exclusive agreements for video series, or gaining music licenses, and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed.

We may pay one-time, upfront non-recoupable or recoupable signing fees or advances to certain entertainers (e.g. musicians, athletes, and influencers) or event venues in order to produce high-quality live and virtual entertainment, or gain exclusive ticketing or streaming video rights. We may also pay upfront fees for access to song catalogs by music labels. These payments are common practice in certain segments of the entertainment industry and are typically made upon entering into an exclusive service contract with us. If the party does not comply with the terms of the contract or perform an event, such fees are refundable to us. We pay these upfront fees based on the expectations to generate revenue on ticket sales, sponsorships, advertising and on-demand payments by users. We make the decision to make these payments based on our assessment of the past success of the entertainers, past event data, and other financial information. We include commercial and legal protections in our contracts that include upfront fees, such as requiring certain performance obligations, to mitigate the financial risk of making these payments. However, live and virtual events may vary greatly from year-to-year and from event to event. If our assumptions and expectations prove wrong, or a counterparty defaults, resulting in an unsuccessful event, our return on these signing fees will not be realized and our business and results of operations will be harmed.

We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

In various states in the United States, athletic commissions and other applicable regulatory agencies require us to comply with their regulations, which may include obtaining promoters licenses, performers licenses, medical licenses and/or event permits in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions could have a material adverse effect on our business, operating results and financial condition and the price of our Class A common stock.

Our insurance may not be adequate.

We plan to hold numerous live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although we have general liability insurance and umbrella insurance policies, and although our performers are responsible for obtaining their own health, disability and life insurance, we cannot assure you that the consequences of any accident or injury will be fully covered by insurance. Our liability resulting from any accident or injury not covered by our insurance could have a material adverse effect on our business, operating results and financial condition and the price of our Class A common stock.

Labor disputes, whether involving our own employees or sports leagues, creative talent or broadcast partners may disrupt our operations and adversely affect our results of operations.

Some of the performers and vendors we use for our live events and content production, including music and athletic talent and production crews, may be covered by collective bargaining agreements or works councils. If the parties we have contracts with are unable to reach agreements with labor unions before the expiration of their collective bargaining agreements, the individuals who were covered by those agreements may have a right to strike or take other actions that could adversely affect us. Moreover, many collective bargaining agreements are industry-wide agreements, and we may lack practical control over the negotiations and terms of the agreements. A labor dispute involving our contracted parties may result in work stoppages or disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

Labor disputes in sports leagues or associations could have an adverse impact on our business, financial condition and results of operations. In addition, any labor disputes that occur in any sports league or association for which we have the rights to broadcast live games or events may preclude us from airing or otherwise distributing scheduled games or events, which could have a negative effect on our business, financial condition and results of operations.

The sales cycle for live events programming varies and may negatively affect our ability to prepare accurate financial forecasts.

The sales cycle related to our live events programming and the related revenue streams, which typically ranges from a single week to multiple months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our Class A common stock price to decline.

Risks Related to Our Business and Operations

We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.

We launched in 2019 and much of our growth has occurred in recent periods. As a result of our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein.

We have incurred losses each year since our inception, we expect our operating expense to increase, and we may not become profitable in the future.

We incurred losses each year since our inception, including net losses of $75.4 million and $769.7 million for the fiscal years ended December 31, 2020 and 2021, respectively, and we may never achieve or maintain profitability. In addition, our operating expenses have increased over time. As we continue to expand our business, industry verticals, and the breadth of our operations, upgrade our infrastructure, hire additional employees, expand into new markets, invest in sales and marketing, including expanding our sales organization, lease more real estate to accommodate our anticipated future growth, and incur costs associated with general administration, including expenses related to being a public company, we expect that our costs of revenue and operating expenses will continue to increase. To the extent we are successful in increasing our user base, we may also incur increased losses because the costs associated with acquiring and growing a user base and with research and development are generally incurred upfront, while our revenues derived from monetizing that user base may occur over a longer period of time. We may not be able to increase our revenue at a rate sufficient to offset increases in our costs of revenue and operating expenses in the near term or at all, which would prevent us from achieving or maintaining profitability in the future. Any failure by us to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect our business, financial condition and results of operations.

The impact of the COVID-19 global pandemic could continue to materially and adversely affect our business, financial condition and results of operations.

Our business and operations have been and could continue to be adversely affected by the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including numerous state and local jurisdictions and markets where we operate. The COVID-19 pandemic began to have a significant adverse impact on our business and operations beginning in March 2020, including limitations on live events, stoppages of entertainment productions; and reduced corporate spending on marketing and sales.

While activity has resumed in certain of our businesses and restrictions have been lessened or lifted, restrictions impacting certain of our businesses remain in effect. As a result of this and numerous other uncertainties, including the duration of the pandemic, potential for a resurgence of cases, impact of variants, enduring and additional actions that may be taken by governmental authorities to control the spread of COVID-19, we are unable to accurately predict the full impact of COVID-19 and other pandemics on our business, results of operations, financial position and cash flows; however, the impact may be significant. The ongoing pandemic has had a significant impact on our cash flows from operations. We expect that any recovery will continue to be gradual and that the wider impact on revenue and cash flows will vary, but will generally depend on the factors listed above and the general uncertainty surrounding COVID-19. Additionally, any extreme market and economic conditions caused by COVID-19 may cause a material impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms, or at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity.

We depend on the continued service of the members of our executive management team and other key employees, the loss or diminished performance of whom could adversely affect our business.

Our performance is substantially dependent on the performance of the members of our executive management and other key employees. Although we have entered into employment agreements with certain members of our senior management team and we typically seek to sign employment agreements with the management of acquired businesses, we cannot be sure that any member of our senior management will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our revenues and the effective working relationships that our executive management have developed, and cause employee morale problems and the loss of additional key employees, managers and clients.

Our recent acquisitions have caused us to grow rapidly, and we will need to continue to make changes to operate at our current size and scale. We may face difficulty in further integrating the operations of the businesses acquired in our recent transactions, and we may never realize the anticipated benefits and cost synergies from all of these transactions. If we are unable to manage our current operations or any future growth effectively, our business could be adversely affected.

Our recent acquisitions have caused us to grow rapidly, and we may need to continue to make changes to operate at our current size and scale. If we fail to realize the anticipated benefits and cost synergies from our recent acquisitions, or if we experience any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets or any unanticipated disruptions with important third-party relationships, our business, financial condition and results of operations could be adversely affected. Moreover, our recent acquisitions involve risks and uncertainties including those associated with the integration of operations, financial reporting, technologies and personnel, and the potential loss of key employees, customers or strategic partners. Because the integration of the businesses acquired in our recent transactions have and will require significant time and resources, and we may not be able to manage the process successfully, these acquisitions may not be accretive to our earnings, and they may negatively impact our results of operations. If our operations continue to grow, we will be required, among other things, to upgrade our information systems and other processes and to obtain more space for our expanding administrative support and other personnel. Our continued growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of our brand image and reputation and could have an adverse effect on our business, financial condition, and operating results.

We may be unsuccessful in our strategic acquisitions and investments, and we may pursue acquisitions and investments for our strategic value in spite of the risk of lack of profitability.

We face significant uncertainty in connection with acquisitions and investments. To the extent we choose to pursue certain investment or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates, investments or strategic partners, our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including our ability to obtain financing on acceptable terms, requisite government approvals, as well as the factors discussed below. Additionally, we may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments will not be profitable, but may be of strategic value to us. Our current and future acquisitions, investments, including existing investments accounted for under the equity method may also require that we make additional capital investments in the future, which would divert resources from other areas of our business. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company, making an investment or entering into a strategic business agreement and, as such, may not obtain sufficient warranties, indemnities, insurance or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on our business, operating results or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and strategic business arrangements that we may pursue could result in dilutive issuances of equity securities and the incurrence of future debt.

Unauthorized disclosure of sensitive or confidential information could harm our business and standing with our business partners and customers.

The protection of our user, employee, event participant, business partner and other company data is critical to us. We collect, store, transmit, and use personal information relating to, among others, our users, employees, event participants and other business partners. We also collect certain data through our marketing ventures and content offerings, which may include a range of talent and production information and data provided to us by our business partners and customers. During the COVID-19 pandemic, we also have been collecting certain COVID-related health and wellness information about our employees and others. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of customer information, whether by us or our third-party service providers, could damage our reputation, result in the loss of clients and customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations, and harm our business. In addition, as a result of recent security breaches, the media and public scrutiny of information security and privacy has become more intense. As a result, we may incur significant costs to change our business practices or modify our service offerings in connection with the protection of personally identifiable information.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business such as “Triller,” “Triller Fight Club,” “TrillerFest,” “Verzuz” and “TrillerTV” in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks and other intellectual property rights are critical to our success and our competitive position. Our intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. If we fail to maintain our intellectual property, our competitors might be able to enter the market, which would harm our business. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we are susceptible to others infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where it takes steps to protect such intellectual property. While we believe we have taken, and take in the ordinary course of business, appropriate available legal steps to reasonably protect our intellectual property, we cannot predict whether these steps will be adequate to prevent infringement or misappropriation of these rights. Any such infringement of our intellectual property rights would also likely result in our commitment of time and resources to protect these rights. We have engaged, and continue to engage, in litigation with parties that claim or misuse some of our intellectual property. We are involved in certain pending lawsuits relating primarily to the ownership of certain intellectual property rights. Similarly, we may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could have a material adverse effect on our business, operating results and financial condition.

From time to time, in the ordinary course of our business, we may become involved in opposition and cancellation proceedings with respect to some of our intellectual property or third-party intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain on-infringing intellectual property (such as through a license), it could result in harm to our competitive position and could adversely affect our business and financial condition.

Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Piracy, in particular, threatens to damage our business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Our streaming video solutions are directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

Lastly, in the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy can result in us losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks. Because we rely heavily on the licensing of trademarks, we are at risk of losing rights in the event of a bankruptcy.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We provide services in certain jurisdictions abroad through brands and businesses that we own and operate, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

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more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost-efficient basis.

Evolving data privacy regulations, including the EU’s General Data Protection Regulation (“GDPR”), and the California Consumer Privacy Act (“CCPA”), may subject us to significant penalties.

In May 2018, the EU’s GDPR came into effect, and changed how businesses can collect, use and process the personal data of EU residents. The GDPR has extraterritorial effect and imposes a mandatory duty on businesses to self-report personal data breaches to authorities, and, under certain circumstances, to affected individuals. The GDPR also grants individuals the right to erasure (commonly referred to as the right to be forgotten), which may put a burden on us to erase records upon request. Compliance with the GDPR’s new requirements may increase our legal, compliance, and operational costs. Non-compliance with the GDPR’s requirements can result in significant penalties, which may have a material adverse effect on our business, expose us to legal and regulatory costs, and impair our reputation.

Other jurisdictions, including certain U.S. states and non-U.S. jurisdictions where we conduct business, have also enacted or are considering enacting their own versions of “GDPR-like” data privacy legislation, which could create additional compliance challenges, heightened regulatory scrutiny, administrative burden and potentially expose us to significant penalties. For example, in June 2018, California’s legislature passed the CCPA, which went into effect on January 1, 2020. Any failure or perceived failure by us, our business partners, or third party service providers to comply with GDPR, CCPA, other privacy-related or data protection laws and regulations, or the privacy commitments in contracts could result in proceedings against us by governmental entities or others and significant fines, which could have a material adverse effect on our business and operating results and harm our reputation.

In addition, some countries have or are considering legislation requiring local storage and processing of data that, if enacted, could increase the cost and complexity of offering our products, software and services or maintaining our business operations in those jurisdictions.

We are subject to extensive U.S. and foreign government regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing, permitting and zoning requirements for operation of our offices, locations, venues and other facilities;

•	health, safety and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, harassment and discrimination, and other labor and employment laws and regulations;

•	compliance with the U.S. Americans with Disabilities Act of 1990;

•	compliance with applicable antitrust and fair competition laws;

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compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or restrict our ability to do business with specific individuals or entities or in specific countries or territories;

•	compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities;

•	licensing laws for athlete agents;

•	licensing laws for the promotion and operation of boxing events;

•	environmental protection regulations;

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compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. While we attempt to conduct our business and operations in a manner that it believes to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs or subject it to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at our events, particularly relating to drugs and alcohol or the spread of COVID-19.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We are required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we are not permitted to, directly or indirectly (including through a third-party intermediary), procure goods, services or technology from, or engage in transactions with, individuals and entities subject to sanctions. While we believe it has been in compliance with sanctions requirements, there can be no guarantee that we will remain in compliance. Any violation of anti-corruption or sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

If our goodwill or intangible assets become impaired, we may be required to record an additional significant charge to earnings.

We review our goodwill for impairment annually and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Any impacts to our business, including as a result of COVID-19, could result in impairments and significant charges to earnings.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our business, results of operations, financial condition, reputation, or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. If we are unable to resolve any such matters favorably, our business, operating results, and financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately addresses the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counter claim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition.

We may be subject to liability claims if we breach our contracts.

We are subject to numerous obligations in our contracts with our business partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems, and internal controls, inability or difficulty complying with commitments, whether due to lack of resources or capabilities or otherwise, negligence, or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate it for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise.

In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

The market and categories in which we participate are competitive and rapidly evolving, and if we do not compete effectively with established companies as well as new market entrants our business, results of operations, and financial condition could be harmed.

Our business model is a new category of integrating entertainment and social media with technology in a rapidly evolving market that is intensely competitive, fragmented, and subject to rapidly changing technology, shifting customer needs, new market entrants, and frequent introductions of new products and services. Moreover, we expect competition to increase in the future from established competitors and new market entrants, including established technology and major media companies who have not previously entered the market. Our other competitors fall into the following categories: live sports events and pay-per-view programming, such as WWE and UFC; web content programming platforms, such as Netflix; and social media companies with social video features, such as Instagram, Facebook, Snap and TikTok. With the introduction of new technologies, the evolution of our business, and new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own live events programming platforms and social video sharing technology, but also acquire or establish product integration, distribution, or other cooperative relationships with our current competitors. For example, while we currently partner with entertainment and media companies, they may develop and introduce products that directly or indirectly compete with us. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing user and/or customer base, superior product offerings, a larger or more effective sales organization, and significantly greater financial, technical, marketing, and other resources and experience. In addition, with the recent increase in large merger and acquisition transactions in the entertainment, social media and technology industry, there is a greater likelihood that we will compete with other large entertainment and media companies in the future. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution, and established relationships with vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from using us.

Conditions in our market could also change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar or superior products and technologies that compete with us. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

Certain estimates of market opportunity included in this prospectus may prove to be inaccurate.

This prospectus includes certain internal estimates of the market for our platform and other opportunities. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates, forecasts and other forward-looking information in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all.

Our growth depends, in part, on the success of our strategic relationships with third parties.

To grow our business and build out our application ecosystem, we anticipate that we will continue to depend on relationships with third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Further, our competitors may be effective in providing incentives to third parties to favor their products or services over us. If we are unsuccessful in establishing or maintaining our relationships with third parties, if any existing or future partners fail to successfully implement or support us, or if they partner with our competitors and devote greater resources to implement and support the products and solutions of competitors, our ability to compete in the marketplace, or to grow our revenue, could be impaired, and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased usage of us or increased revenue.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept

and Obstruct Terrorism Act of 2001, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.

In addition, in the future we may use third parties to sell access to us and conduct business on our behalf abroad. We or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.

We may face exposure to foreign currency exchange rate fluctuations.

Today, our contracts with paid customers outside of the United States are sometimes denominated in local currencies. In addition, the majority of our foreign costs are denominated in local currencies. Over time, an increasing portion of our contracts with paid customers outside of the United States may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Changes in existing financial accounting standards or practices may harm our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statement sand related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation including the estimation of fair value of common stock, valuation of strategic investments, period of benefit for deferred costs, and uncertain tax positions. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2021, certain corporate subsidiaries of ours collectively had NOLs for federal and California income tax purposes of approximately $207.3 million and $207.3 million, respectively, which may be available to offset tax income in the future. In general, under Section 382 of Internal Revenue Code of 1986, as amended (the “Code”) a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have undergone ownership changes in the past and have made numerous recent acquisitions, which may result in minor limitations on our ability to utilize our NOLs. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. The existing NOLs of some of our subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize some portion of our NOLs, none of which are currently reflected on our balance sheet, even if we attain profitability.

We will incur increased costs and obligations as a result of being a public company.

As a publicly traded company, we will incur additional legal, accounting and other expenses that we were not required to incur in the past. After the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also become subject to other reporting and corporate governance requirements, including the requirements of Nasdaq and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and Nasdaq rules;

•	create or expand the roles and duties of our board and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a commitment of additional resources, and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements, and the commitment of resources required for implementing them could have a material adverse effect on our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and could place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we are unable to offset these costs through other savings, then it could have a material adverse effect on our business, financial condition and results of operations.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to provide a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the first fiscal year beginning after the effective date of the registration statement of which this prospectus forms a part and in each year thereafter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If we are unable to maintain adequate internal control over financial reporting, or if in the future we identify material weaknesses, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could cause the price of our Class A common stock to decline and have a material adverse effect on our business, financial condition and results of operations.

We will require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We do not know when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which we expect to require us to engage in equity and/or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to support our operations or invest in future growth opportunities, which could materially adversely affect our business, financial condition, and results of operations. If we incur debt, the debt holders would have rights senior to holders of Class A common stock to make claims on our assets, and the cost and terms of any debt could restrict our operations. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of equity and/or debt securities. As a result, our stockholders bear the risk of future issuances of equity and/or debt securities reducing the value of our Class A common stock and diluting their interests.

Risks Related to Our NFT Business

Crypto assets such as NFTs can be, and have been, used to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Because our platform provides the ability to buy and sell NFTs, any illegal activity associated with crypto assets could harm our reputation and brand.

Crypto assets are susceptible to use, and have been used, for illegal or improper uses, including money laundering, terrorist financing, ransomware, illegal online gambling, fraudulent sales of goods or services, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted or trademarked goods (in particular, digital goods), bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or ponzi schemes or to facilitate other illegal activity. Many types of crypto assets, including NFTs, have characteristics that make them susceptible to use in illegal activity, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain crypto asset transactions, and the availability and use of encryption technology that anonymizes transactions. U.S. federal and state and foreign regulatory authorities and law enforcement agencies, such as the Department of Justice (“DOJ”), SEC, Commodity Futures Trading Commission, Financial Crimes Enforcement Network, the U.S. Department of the Treasury’s Office of Foreign Asset Control (“OFAC”), Federal Trade Commission, Internal Revenue Service (“IRS”) and various state securities and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving crypto assets. Some of these actions to date specifically relate to activities involving NFTs, including insider trading schemes and facilitation of transactions for ransomware actors.

Because we provide a marketplace for consumers to purchase NFTs, which are crypto assets, any illegal or improper activities may harm our reputation and brand because we could be viewed as facilitating, or could otherwise become associated with, these illegal or improper activities. Any such negative perception of our brand and reputation could harm our business.

In addition, the use of our marketplace for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities.

Similarly, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For example, in June 2022 the U.S. Federal Trade Commission reported that consumers lost over $1 billion in cryptocurrency related frauds during 2021 and the first quarter of 2022. New laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the market for crypto assets, and banks may not provide banking services, or may cut off banking services, to businesses that provide crypto-asset-related services, which could dampen liquidity in the market and damage the public perception of crypto assets generally or any one form of digital asset in particular, such as NFTs, which could harm our business.

If regulatory changes or interpretations require the regulation of crypto assets such as our NFTs under the securities laws of the United States or elsewhere, including the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Investment Company Act of 1940, the Commodity Exchange Act or similar laws of other jurisdictions and interpretations by the SEC, CFTC, IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. The required registrations and regulatory compliance steps may result in extraordinary expenses or burdens to us.

Regulatory developments, including current and future legislation, SEC rulemaking, interpretations released by a regulatory authority, and/or judicial decisions, may impact the manner in which crypto assets such as NFTs are viewed or treated for classification and clearing purposes. In particular, NFTs may under certain circumstances be deemed to fall within the definition of “security” for purposes of U.S federal or state, or foreign, securities laws, which could subject us to substantial regulatory requirements. The costs associated with such requirements could significantly impact our financial position or cause us to cease our NFT business.

The classification of a crypto asset such as NFTs as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

The legal test for determining whether any given crypto asset is a security is a highly complex and fact-driven analysis, and the outcome is difficult to predict. Although the SEC staff has issued certain guidance and made public statements about the relevant analysis, there remains significant uncertainty under the applicable legal tests regarding whether or not crypto assets such as NFTs are securities. Several U.S. state regulatory agencies have taken action to order the cessation of NFT sales by certain actors as illegal unregistered sales of securities. Although we have taken the position that the NFTs sold through our marketplace to date are not securities and therefore not registered ourself, the marketplace or these sales with the SEC or any state regulatory agency, this approach is based on our own risk-based assessments and we can provide no assurance that regulators would agree with these assessments or that they will not take any action against us arising out of our past or future activities. The policies and procedures that we apply to determine whether the NFTs we sell should be considered securities do not constitute a legal standard and are not binding on any regulatory authority or court. As result, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that NFTs offered or sold on the marketplace are securities under applicable laws.

We cannot be certain as to how future regulatory developments will impact the treatment of crypto assets under the law. If we determine that we cannot or otherwise fail to comply with such additional regulatory and registration requirements, we may seek to cease our NFT business and/or be subjected to fines, penalties and other governmental actions. Such circumstances could significantly impact our business and financial condition.

Crypto assets, such as NFTs, were only introduced within the past decade and distributed ledger technology continues to rapidly evolve. The unique characteristics of these crypto assets present risks and challenges to us that could have a material adverse effect on our business.

Given the infancy of the development of crypto asset networks, parties may be unwilling to purchase or sell crypto assets, which would dampen the growth, if any, of our NFT marketplace. Because crypto asset networks are dependent upon the internet, a disruption of the internet or a crypto asset network, such as the Ethereum network, would affect the ability to transfer crypto assets, including NFTs, thereby reducing their perceived value and decreasing the size of the market therefor. The realization of one or more of the foregoing risks may have a material adverse effect on our NFT marketplace. Moreover, because crypto assets, including NFTs, have been in existence for a short period of time and are continuing to develop and evolve, there may be additional risks in the future that are impossible to predict and which could have a material adverse effect on our NFT marketplace.

Future developments regarding the treatment of crypto assets for U.S. federal income and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving crypto assets, such as the purchase and sale of NFTs on our marketplace, are uncertain, and it is unclear what guidance may be issued in the future on the treatment of crypto asset transactions for U.S. federal income and foreign tax purposes.

Although the IRS has taken certain positions and issued guidance with respect to crypto assets in the past, there can be no assurance that the IRS or other foreign tax authority will not alter its existing positions with respect to crypto assets in the future. It is also unclear what guidance may be issued in the future on the treatment of existing crypto asset transactions and future crypto asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of crypto assets and could have an adverse effect on the value of crypto assets and the broader crypto assets markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of crypto asset transactions impacts our customers and could impact our business.

Although we believe we are compliant with U.S. federal income tax reporting and withholding requirements with respect to customer cryptocurrency transactions, the exact scope and application of such requirements is not entirely clear for all of the crypto asset transactions that we facilitate or engages in. It is likely that the IRS will introduce new rules related to our tax reporting and withholding obligations on our customer transactions in the future, possibly in ways that differ from our existing compliance protocols and where there is risk that we do not have proper records to ensure compliance for certain legacy customers. If the IRS determines that we are not in compliance with our tax reporting or withholding requirements with respect to customer crypto asset transactions, we may be exposed to significant penalties, which could adversely affect our financial condition. We anticipate additional guidance from the IRS regarding tax reporting and withholding obligations with respect to customer crypto asset transactions that will likely require us to invest substantially in new compliance measures and may require significant retroactive compliance efforts, which could adversely affect our financial condition.

Similarly, it is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure. Such rules are under discussion today by the member and observer states of the Organization for Economic Cooperation and Development and may give rise to potential liabilities or disclosure requirements for prior customer arrangements and new rules that affect how we onboard our customers and report transactions to taxing authorities.

Risks Related to the Ownership of our Class A Common Stock

Our listing differs significantly from an underwritten initial public offering.

Prior to the opening of trading on Nasdaq, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the. This listing of our Class A common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•

There are no underwriters. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Class A common stock. Unlike in a traditional underwritten offering, this prospectus does not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we will not engage in, and have not and will not, directly or indirectly, request our Financial Advisor to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of our Class A common stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of our Class A common stock on Nasdaq, there could be greater volatility in the trading price of our Class A common stock during the period immediately following the listing. See also “— Our stock price may be volatile, and could decline significantly and rapidly.”

•

In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Although our executive officers, directors and stockholders holding approximately     % of our capital stock have entered into a lock-up agreement with us until             , it may terminate early if the trading prices of our Class A common stock exceed $             per share for 20 of 30 consecutive trading days. Consequently, our stockholders, including our executive officers, directors and certain other significant stockholders subject to such lock-up agreement, may sell any or all of their shares at any time (subject to any restrictions under applicable law). If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the trading price of our Class A common stock. See also “— Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.”

•

We did not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on Nasdaq. Instead, we hosted an investor day on             and engaged in certain other investor education meetings. On             , we announced the date for this investor day over financial news outlets in a manner consistent with typical corporate outreach to investors. We prepared an electronic presentation for this investor day, which included content similar to a traditional roadshow presentation. A version of the presentation is publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will be as effective a method of investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile trading price of our Class A common stock.

Such differences from an underwritten initial public offering could result in a volatile trading price for our Class A common stock and uncertain trading volume, which may adversely affect your ability to sell any Class A common stock that you may purchase.

Unlike an underwritten initial public offering, the ability of stockholders to assert claims under the Securities Act in connection with a direct listing is uncertain. Unresolved pending and future litigation involving other offerings may limit or bar your ability to bring claims under the Securities Act in connection with this offering. Conversely, if in the future stockholders are permitted to assert claims under the Securities Act in connection with this direct listing, we may experience increased litigation which could harm our business.

Historically, stockholders who purchase securities pursuant to, or “traceable” to, a registration statement filed in connection with an underwritten public offering have had standing to assert claims against the issuer and others under the Securities Act. However, due to the different structure and mechanics of a direct listing and limited judicial precedent construing these offerings, it is uncertain whether the courts would find that a stockholder would be able to “trace” its securities to this registration statement or otherwise have standing to sue under the Securities Act, thus creating a risk that stockholders may not be able to assert claims that would otherwise be available in connection with an unwritten public offerings. If however, despite the current legal uncertainty, stockholders are deemed to have standing to assert such claims under the Securities Act, we may face greater exposure to litigation in the future, which could result in substantial expenses, divert our management’s attention and harm our ability to raise capital in the future.

Our stock price may be volatile, and could decline significantly and rapidly.

The listing of our Class A common stock and the registration of the Registered Stockholders’ shares of Class A common stock is a novel process that is not an underwritten initial public offering. We have engaged our Financial Advisor to serve as our financial advisor. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Pursuant to Nasdaq’s rules, once our Financial Advisor, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(C)(8), has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If our Financial Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with our Financial Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on Nasdaq will commence. Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with our Financial Advisor in its capacity as financial advisor. Our Financial Advisor will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. Our Financial Advisor will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, our Financial Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If our Financial Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), our Financial Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. The length of such delay could vary greatly, from a short period of time such as one day, to a decision to not list our shares on Nasdaq at all. As a result, the absence of sufficient price discovery may result in delays in the opening of trading and, volatile prices and supply once trading commences. The opening public price may bear no relationship to the market price for our Class A common stock after our listing, and thus may decline below the opening public price.

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the trading price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

Further, if the trading price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the trading price of our Class A common stock.

The trading price of our Class A common stock following the listing also could be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding risk factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition, results of operations, or operating metrics and those of our competitors;

•	the number of shares of our Class A common stock made available for trading;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	significant data breaches, disruptions to, or other incidents involving our network or platform;

•	our involvement in litigation;

•	future sales of our Class A common stock by us or our stockholders;

•	changes in our board of directors, executive management, or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market;

•	general economic and market conditions;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics (including the COVID-19 pandemic), elections, or responses to these events; and

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the concentrated voting control of our founders.

In addition, stock markets with respect to newly public companies have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on Nasdaq as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

The trading price of our Class A common stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our capital stock in private placements, and our capital stock has no history of trading in private transactions.

Prior to the listing of our Class A common stock on Nasdaq, there has been no public market for our capital stock and our capital stock (or the units of our predecessor, Triller Hold Co LLC) has no history of trading in private transactions. In the section titled “Private Sales of our Capital Stock,” we have provided the historical sales prices of our capital stock in private placements. Given the limited history of these private placements, this information may have little or no relation to broader market demand for our Class A common stock and thus the initial trading price of our Class A common stock on Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening trading prices and subsequent trading prices of our Class A common stock on Nasdaq. For more information about how the initial listing price on Nasdaq will be determined, see “Plan of Distribution.”

An active, liquid and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.

Prior to listing on Nasdaq, there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing on Nasdaq by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock, and there may initially be a lack of supply of, or demand for, Class A common stock on Nasdaq. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on Nasdaq. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock in a sufficient amount for their investment objectives, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress the trading price of our Class A common stock and/or result in significant volatility, which could affect your ability to sell your shares of Class A common stock.

The dual class structure of our common stock has the effect of concentrating voting control with certain of our directors, which will limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests.

Our Class B common stock has            votes per share, whereas our Class A common stock, which is the stock we are listing on Nasdaq and is registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Our Class B common stock will be held by our founders and entities and trusts that they or their family members control. Together, these directors and related entities and trusts collectively own shares representing approximately     % of the voting power of our outstanding capital stock, without giving effect to any conversions to Class A common stock in anticipation of our listing or any sales or purchases that these holders may make upon our listing. As a result, these directors will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent substantially less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holder of Class B common stock sells or otherwise converts their shares into Class A common stock.

In addition, while we do not expect to issue any additional shares of Class B common stock following the listing of our Class A common stock on Nasdaq, any future issuances of Class B common stock would be dilutive to holders of Class A common stock.

We will be a “controlled company” under Nasdaq rules and expect to take advantage of certain exceptions to Nasdaq’s corporate governance requirements.

As a result of the voting power of Ryan Kavanaugh and Bobby Sarnevesht, our founders, together with entities and trusts they or their family members control, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and expect to elect not to comply with certain corporate governance requirements of Nasdaq, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

At the time of our listing, we do not expect to have a majority of independent directors or a nominating and corporate governance or compensation committee consisting entirely of independent directors. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of Ryan Kavanaugh and Bobby Sarnevesht, our founders, together with entities and trusts they or their family members control, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We will have outstanding shares of preferred stock that have rights and preferences senior to our Class A common stock.

At the time of our listing, we will have outstanding shares of Series A-1 preferred stock and Series AA-1 preferred stock. We will also have shares of Series A-1 preferred stock reserved for issuance upon conversion of the Convertible Note and upon exercise of outstanding warrants. Based on initial conversion prices, which are subject to adjustment as described under “Description of Capital Stock—Preferred Stock,” the outstanding and reserved shares of Series A-1 preferred stock will have an aggregate original issue price of $            , and the outstanding shares of Series AA-1 preferred stock will have an aggregate original issue price of $            .

In connection with our liquidation or dissolution, or a sale of control of the Company through a merger or consolidation or a sale of substantially all of our assets (a “deemed liquidation event”), the holders of shares of our preferred stock will be entitled to preferential payments equal to the original issue price (in the case of Series A-1) or the greater of original issue price and an as-converted value (in the case of Series AA-1). The holders of shares of Series A-1 preferred stock would also participate in any payments to holders of shares of common stock after such preferential payments. These provisions may limit the amounts available for payment, if any, to holders of shares of Class A common stock in such an event.

In addition, no dividends will be payable on shares of our common stock until dividends have been paid on our Series A-1 preferred stock in an amount equal to the original issue price thereof. To the extent any dividends are paid to holders of shares of our common stock, the holders of shares of preferred stock will participate in such dividends on an as-converted basis.

These provisions may adversely impact the demand and trading price of shares of our Class A common stock.

Failure to obtain the consent of Total Formation and its affiliates as required pursuant to the terms of the Convertible Note and Series A-1 Preferred Stock could our ability to engage in transactions that could benefit holders of our Class A common stock.

Pursuant to the terms of the Convertible Note and the Series A-1 Preferred Stock, we are not permitted to take certain actions or engage in certain transactions without the consent of Total Formation and its affiliates. Subject to limited exceptions, these actions and transactions relate to, among other things, engaging in mergers, consolidations and acquisitions; amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock; increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock; dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business; redemptions and repurchases of equity interests; payment of dividends; making loans or advances to third parties; incurring or guaranteeing indebtedness; incurrence of liens; and transactions with affiliates. See “Description of Capital Stock—Preferred Stock” for additional information.

As a result of these provisions, Total Formation and its affiliates will be able to exercise considerable influence on our business. As a lender and preferred stockholder, Total Formation may have interests that do not generally align with holders of shares of our common stock. To the extent Total Formation does not consent to actions that management believes are in the best interests of the Company or our stockholders generally, it may adversely impact our business, results of operations and financial condition. In addition, we cannot predict the impact of these restrictions on the demand for, and trading price of, shares of our Class A common stock.

Following our listing, sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A common stock to decline.

The Registered Stockholders hold approximately     % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately     % (with approximately     % of these shares subject to the lock-up agreement described below). Subject to the lock-up agreement described below to the extent applicable, these shares may be immediately sold pursuant to this prospectus.

The remainder of our outstanding shares of capital stock may be sold under Rule 144 subject to certain limitations. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other stockholders who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144.

Our executive officers, directors and stockholders representing approximately     % of our capital stock (including securities exercisable for or convertible into our capital stock) will be subject to lock-up agreements with us under which they cannot sell, offer, contract to sell, pledge, grant any option to purchase, lend, or otherwise dispose of shares of our capital stock, or enter into any hedging or similar transaction or arrangement that is designed to or could reasonably be expected to lead to or result in a sale or disposition or transfer of any of the economic consequences of ownership of shares of our capital stock, until              (the “lock-up period”), subject to certain exceptions. Notwithstanding the foregoing, if the volume weighted average share price of Class A common stock equals or exceeds $         per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for at least 20 out of 30 consecutive trading days following our listing, then the lock-up period will terminate. Sales of substantial amounts of our Class A common stock after the expiration or early termination of the lock-up period, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

In addition, the holders of up to approximately              shares of our capital stock have “piggy-back” registration rights, subject to some conditions, to include shares of Class A common stock (whether held directly or that may be acquired upon conversion of shares of Class B common stock or exercise of options or warrants) in registration statements that we may file. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

Finally, following the effectiveness of the registration statement of which this prospectus forms a part, we expect to file a registration statement registering future issuances of up to              shares of Class A common stock under the Triller Inc. 2022 Omnibus Incentive Plan (“Omnibus Incentive Plan”). Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to compliance by affiliates with Rule 144.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under Omnibus Incentive Plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We do not intend to pay any cash dividends in the foreseeable future. For so long as any shares of Series A-1 preferred stock are outstanding, we will not be permitted to pay dividends on our common stock unless and until dividends have been paid on the outstanding shares of Series A-1 preferred stock in an amount equal to the original issuance price thereof. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the listing of our Class A common stock on Nasdaq; (ii) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (iv) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

Our amended and restated certificate of incorporation will contain a waiver of the corporate opportunity doctrine and certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

Our amended and restated certificate of incorporation will contain a waiver of the corporate opportunity doctrine, which will provide that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any of our directors who is not an employee or any of our subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Company or any of our subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company while such Covered Person is performing services in such capacity.

The purpose for the surrender of corporate opportunities is to allow Covered Persons with multiple business affiliations to continue to serve as an officer or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated certificate of incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. Consequently, our directors’ and officers’ discretion in identifying and presenting business opportunities to us may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business opportunity are appropriate and in our stockholders’ best interest, which could negatively impact the timing for certain business opportunities.

For a complete discussion of our officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see the sections of this prospectus entitled “Management” and “Certain Relationships and Related Party Transactions.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

•	require that special meetings of our stockholders can be called only by our board of directors; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and Federal Forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Chancery Court or the federal district courts of the United States of America may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Claims for indemnification by our directors and officers or Registered Stockholders may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law;

•

Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

In addition, Registered Stockholders holding up to approximately              shares of our Class A common stock have registration rights pursuant to which we have agreed to indemnify them for certain claims arising out of sales made pursuant to this prospectus. As a result, we could be subject to expenses and damages in the event of securities litigation arising out of this offering.

Large indemnity payments, whether to our directors and officers in excess of any available insurance, or to Registered Stockholders, would materially adversely affect our business, financial condition, and results of operations.

We will require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

Because our decision to issue securities or raise financing in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. In addition, our ability to raise capital under the Share Purchase Agreement, dated September 28, 2022 and entered into by GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd. for our working capital and liquidity needs (the “GEM Agreement”), is limited by trading volume and our aggregate market capitalization, among other conditions, each of which may inhibit our ability to maximize that facility in the near term. Our stockholders bear the risk of future issuances reducing the value of our common stock and diluting their interests. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are not historical facts but are based on certain assumptions of management, which we believe to be reasonable but are inherently uncertain, and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following risks:

•	challenges predicting our revenue, expenses, and other operating results, which are exacerbated by our limited operating history;

•	our history of losses and uncertainty about our ability to achieve profitability;

•	our requirements for funding to operate and grow our business and the availability (if any), cost and other terms of any financing we may seek;

•	our estimates and expectations regarding our market opportunity and ability to monetize our platform;

•	our ability to attract and retain creators and other users;

•	our ability to maintain and grow relationships with producers and distributors;

•	our ability to increase the scale and efficiency of our technology infrastructure;

•	our ability to anticipate and react to changes in public and consumer preferences and industry trends and technologies;

•	our ability to manage the financial risks associated with our live events business;

•	uncertainties related to our ability to realize the anticipated benefits of our past and future acquisitions;

•	the significant regulatory uncertainty related to our NFT business and the potential for legal or regulatory actions;

•

potential security incidents allowing unauthorized access to our systems or network or data regarding our users or other business partners or any incidents impacting the continuity and availability of our systems, network or data;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•	our ability to effectively manage our growth, whether through acquisitions or otherwise, including any international expansion;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others, and any costs associated therewith;

•	our ability to compete effectively with existing competitors and new market entrants;

•	the increased costs of becoming a public company;

•	the effects of general industry, economic and financial market conditions;

•	impacts of the COVID-19 pandemic; or

•	outcomes of and costs associated with legal and regulatory proceedings.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus, including under “Risk Factors.” Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above.

We believe that all forward-looking statements are based upon reasonable assumptions when made. We, however, caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that accordingly, you should not place undue reliance on these statements, which are made only as of the date when made. We undertake no obligation to update these statements in light of subsequent events or developments.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See “Principal and Registered Stockholders.”

DIVIDEND POLICY

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. For so long as any shares of Series A-1 preferred stock are outstanding, we will not be permitted to pay dividends on our common stock unless and until dividends have been paid on the outstanding shares of Series A-1 preferred stock in an amount equal to the original issuance price thereof. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

We are a holding company and substantially all of our operations are carried out by our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions to us may be limited by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. Accordingly, you may need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2022:

•	on a historical basis; and

•	on a pro forma basis giving effect to the transactions described below and under “The Reorganization”.

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “The Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2022
	unaudited	unaudited
	(in thousands, except share and per share data)
	Triller Hold Co LLC	Triller Inc. Pro Forma[1]
Cash and cash equivalents	$2,448	$45,528

Short-term debt	$25,441	$14,137
Long-term debt	42,560	—

Total debt	$68,001	$14,137

Unitholders’ equity:
Common Units
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	2,263
Class B Common Units—$0.00 par value; Unlimited units authorized; 75,622,772 units outstanding	945,121
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	7,196
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 46,651,382 units outstanding	15,375
Preferred Units
Series A-1 Preferred Units—$0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	88,888
Series AA-1 Preferred Units—$0.00 par value; unlimited units authorized; 3,368,684 units outstanding	30,264
Stockholders’ equity:
Common Stock — $0.0001 par value per share; 500,000,000 shares authorized
Class A Common Stock — $0.0001 par value; 400,000,000 shares authorized; 157,487,649 shares outstanding on a pro forma basis		15,749
Class B Common Stock — $0.0001 par value; 50,000,000 shares authorized; 46,651,382 shares outstanding on a pro forma basis		4,665
Preferred Stock — $0.0001 par value per share; 100,000,000 shares authorized
Series A-1 Preferred Stock — 48,470,485 shares authorized; 42,190,456 shares issued outstanding on a pro forma basis		4,219
Series AA-1 Preferred Stock — 5,000,000 shares authorized; 2,418,872 shares issued and outstanding on a pro forma basis		242
Additional paid-in capital	10,264	1,181,440
Accumulated other comprehensive income	150	150
Accumulated deficit	(971,703)	(981,703)

Total Triller Hold Co LLC unitholders’ equity / Triller Inc. stockholders’ equity	$127,818	$224,762
Noncontrolling interest	8,063	8,063

Total unitholders’ equity / stockholders’ equity	135,881	232,825

Total capitalization	$195,819	$238,899

(1)	The unaudited pro forma column in the table reflects the Reorganization and related transactions.

Except as otherwise indicated, all information in this prospectus assumes:

•	the consummation of the Reorganization;

•	the issuance of 4,398,930 shares of Class A common stock for $50.0 million pursuant to a subscription agreement;

•	the conversion of a 15% PIK senior convertible note with an aggregate balance of $25.4 million, into 4,488,226 shares of Series A-1 preferred stock;

•	the conversion of 7.5% convertible promissory notes with an aggregate balance of $37.1 million into 6,537,961 shares of Class A common stock;

•	the issuance of 7.5% PIK convertible promissory notes in the aggregate principal amount of $3.1 million and conversion of such notes into 543,348 shares of Class A common stock;

•	the redemption of 949,812 Series AA-1 preferred units in exchange for subordinated unsecured promissory notes in the aggregate principal amount of $8.6 million;

•	the conversion of all issued and outstanding service provider units into 9,124,007 shares of Class A common stock; and

•	Transaction costs associated with this offering in the amount of $10.0 million.

•	The numbers of shares of outstanding stock do not include:

•	shares of Series A-1 preferred stock issuable to Total Formation, Inc. and its affiliates (“Total Formation”) upon the exercise of warrants with a weighted average exercise price of $ per share.

•

Shares of Class A common stock issuable upon conversion of issued and outstanding or reserved shares of Series A-1 preferred stock (based on an assumed conversion price of $                )                  and outstanding shares of Series AA-1 preferred stock (based on an assumed conversion price of $                ), which conversion prices may be adjusted as described under “Description of Capital Stock – Preferred Stock.”

•	shares of Class A common stock that may be issued pursuant to outstanding stock options with a weighted average exercise price per share of $ .

•	shares of Class A common stock that may be issued pursuant to outstanding warrants with a weighted average exercise price per share of $ .

•	shares of Class A common stock reserved for issuance pursuant to future awards that may be granted pursuant to our Omnibus Incentive Plan (as defined herein).

THE REORGANIZATION

Triller Inc. was formed on June 27, 2022 for the purpose of consummating this offering and has not engaged in any business or other activities except in connection with its formation. Prior to the Reorganization, our business has been conducted by Triller Hold Co LLC and its consolidated subsidiaries.

On August 18, 2022, in connection with the $25.0 million Convertible Note investment described under “Certain Relationships and Related Person Transactions – 2022 Senior Convertible Debt Financing,” Triller Hold Co LLC completed the following actions:

•

The Triller Hold Co LLC operating agreement was amended and restated to provide for Series A-1 preferred units (one vote per unit), Series AA-1 preferred units (non-voting), Class A common units (one vote per unit), Class B common units (non-voting), Class C-1 common units (non-voting), Class C-2 common units (ten votes per unit) and service provider units (non-voting)

•

The Series A-1 preferred units were issued in exchange for existing common units that had been held by Total Formation, Inc. (“Total Formation”) and its affiliates and the Series AA-1 preferred units were issued in exchange for an aggregate of $29.7 million principal amount of convertible notes, together with accrued interest, that had been issued from November 19, 2021 through June 14, 2022. See “Certain Relationships and Related Person Transactions – 2022 Senior Convertible Debt Financing.” The Series A-1 preferred units and Series AA-1 preferred units possess distribution and liquidation preferences generally consistent with those of the Series A-1 preferred stock and Series AA-1 preferred stock described under “Description of Capital Stock – Preferred Stock”; and

•

Triller Acquisition LLC, a holding company that had no operations, liabilities or assets, other than ownership of units in Triller Hold Co LLC, and that was controlled by our founders and their affiliates, merged with and into Triller Hold Co LLC, with the unit holders of Triller Acquisition LLC receiving either Class C-2 common units (in the case of the two founders and their affiliates) or Class C-1 common units (in the case of other holders).

The diagram below provides a simplified overview of our organizational structure following the aforementioned events and prior to the Reorganization:

Prior to the effectiveness of the listing of our Class A common stock on Nasdaq, Triller Hold Co LLC will be merged with and into Triller Inc., with the following effects:

•

our certificate of incorporation will be amended and restated to, among other things, to authorize Series A-1 and Series AA-1 preferred stock and two classes of common stock, Class A common stock and Class B common stock, each having the terms and rights described in “Description of Capital Stock”;

•

each unit of Triller Hold Co LLC will convert into shares of common stock of Triller Inc. (the ratio at which each unit converts into shares of preferred or common stock, the “Exchange Ratio”), with Series A-1 units being converted into Series A-1 preferred stock, Series AA-1 preferred units being converted into Series AA-2 preferred stock, Class A units, Class B units and Class C-1 units being converted into shares of Class A common stock and Class C-2 units being converted into shares of Class B common stock;

•	each Service Provider Unit will be converted into restricted shares of Class A common stock at the Exchange Ratio and will remain subject to existing vesting provisions; and

•

each warrant to purchase Series A-1 units will be converted into a number of warrants to purchase Series A-1 preferred stock and each warrant or option to purchase Class A or Class B units will be converted into a number of warrants or options, as applicable, to purchase Class A common stock, in each case based on the Exchange Ratio, with a proportional adjustment to the exercise price to reflect the Exchange Ratio.

The diagram below provides a simplified overview of our organizational structure immediately following the Reorganization:

(1)	Includes restricted shares subject to vesting. Does not include shares reserved pursuant to convertible notes, options or warrants. See “Capitalization”).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2022 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2022 present our consolidated financial position and results of operations after giving effect to the Reorganization transactions, as described and defined under “The Reorganization”.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2022 is derived from our historical balance sheet on a pro forma basis as if the Reorganization had been consummated on September 30, 2022.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2022 presents our historical statements of operations for such periods on a pro forma basis as if the Reorganization had been consummated on September 30, 2022.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Reorganization and related transactions occurred on the date indicated. Further, the unaudited pro forma condensed consolidated financial information may not be useful in predicting our future financial condition and results of operations going forward. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed consolidated financial information should be read together with “The Reorganization,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Description of the Reorganization

On June 27, 2022, Triller Inc. was formed for the purpose of consummating this offering and has not participated in any business activities other than its formation and the filing of the registration statement of which this prospectus forms a part. Our business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, Triller Hold Co LLC will be merged into Triller Inc. and thereafter all of our business operations will be conducted through Triller Inc., as the surviving corporation in the merger, and its consolidated subsidiaries. For further details relating to the Reorganization transactions, see section entitled “The Reorganization” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2022

(In thousands)

	As of September 30, 2022				As of September 30, 2022
	Triller Hold Co LLC (Historical)	Reorganization Transactions Adjustments	As Adjusted Before Transaction Accounting Adjustments	Transaction Accounting Adjustments (Note 3)	Triller Inc. Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$2,448	$43,080	$45,528		$45,528
Accounts receivable, net	5,513		5,513		5,513
Other current assets	2,429		2,429		2,429
Current assets of discontinued operations	—		—		—

Total current assets	10,390	43,080	53,470	—	53,470
Goodwill	210,547		210,547		210,547
Intangible assets, net	129,784		129,784	(425)	129,359
Other assets and long-term receivables	7,488		7,488		7,488
Long-term assets of discontinued operations	—		—		—

Total Assets	$358,209	$43,080	$401,289	$(425)	$400,864

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable and accrued expenses	$50,736	$(501)	$50,235	—	$50,235
Earn-out liability, current	6,665		6,665	—	6,665
Other current liabilities	41,006	(16,363)	24,643	—	24,643
Current liabilities of discontinued operations	8,005		8,005	—	8,005

Total current liabilities	106,412	(16,864)	89,548	—	89,548
Long-term debt	37,000	(37,000)	—	—	—
Long-term debt due to related parties	17,118		17,118		17,118
Warrant liability	56,788		56,788	—	56,788
Other liabilities	5,010		5,010	—	5,010
Long-term liabilities of discontinued operations			—	—	—

Total Liabilities	222,328	(53,864)	168,464	—	168,464
Unitholders’ equity:
Common Units
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	2,263	(2,263)	—	—	—
Class B Common Units—$0.00 par value; Unlimited units authorized; 75,622,772 units outstanding	945,121	(945,121)	—	—	—
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	7,196	(7,196)	—	—	—
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 46,651,382 units outstanding	15,375	(15,375)	—	—	—
Preferred Units					—
Series A-1 Preferred Units—$0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	88,888	(88,888)	—	—	—
Series AA-1 Preferred Units—$0.00 par value; unlimited units authorized; 3,368,684 units outstanding	30,264	(30,264)	—	—	—

	As of September 30, 2022				As of September 30, 2022
	Triller Hold Co LLC (Historical)	Reorganization Transactions Adjustments	As Adjusted Before Transaction Accounting Adjustments	Transaction Accounting Adjustments (Note 3)	Triller Inc. Pro Forma
Stockholders’ equity:
Common Stock—$0.0001 par value per share; 500,000,000 shares authorized
Class A Common Stock—$0.0001 par value; 400,000,000 shares authorized; 157,487,649 shares outstanding on a pro forma basis		15,749	15,749	—	15,749
Class B Common Stock—$0.0001 par value; 50,000,000 shares authorized; 46,651,382 shares outstanding on a pro forma basis		4,665	4,665	—	4,665
Preferred Stock—$0.0001 par value per share; 100,000,000 shares authorized
Series A-1 Preferred Stock—48,470,485 shares authorized; 42,190,456 shares issued outstanding on a pro forma basis		4,219	4,219	—	4,219
Series AA-1 Preferred Stock—5,000,000 shares authorized; 2,418,872 shares issued and outstanding on a pro forma basis		242	242	—	242
Additional paid-in capital	10,264	1,171,176	1,181,440	—	1,181,440
Accumulated other comprehensive income	150		150		150
Accumulated deficit	(971,946)	(10,000)	(981,946)	(425)	(982,371)

Total Triller Hold Co LLC unitholders’ equity/ Triller Inc. stockholders’ equity	127,575	96,944	224,519	(425)	224,094
Noncontrolling interest	8,306		8,306	—	8,306

Total unitholders’ equity/stockholders’’ equity	$358,209	$43,080	$401,289	$(425)	$400,864

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2022

(In thousands, except share and per share data)

	As of September 30, 2022			As of September 30, 2022
	Triller Hold Co LLC (Historical)	As Adjusted Before Transaction Accounting Adjustments	Transaction Accounting Adjustments (Note 3)	Triller Inc. Pro Forma (1)
Revenues	$38,868	$38,868	$1,635	$38,503
Operating costs and expenses:
Cost of revenues	61,259	61,259	2,486	63,745
Research and development	8,961	8,961	42	9,003
Selling and marketing	21,733	21,733	545	22,278
General and administrative	9,550	9,550	758	10,308
Depreciation and amortization	18,284	18,284	425	18,709

Total operating expenses	119,787	119,787	4,256	124,043

Total operating loss	(82,919)	(82,919)	(2,621)	(85,540)
Other expense, net	(5,142)	(5,142)	(124)	(5,266)

Net loss before income taxes	(88,061)	(88,061)	(2,745)	(90,806)
Income tax benefit (expense)	6,237	6,237		6,237

Net loss from continuing operations before income taxes	$(81,824)	$81,824	$(2,745)	$(84,569)

Pro forma net losses per share attributable to Class A and Class B common stockholders, basic and diluted				$(0.32)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted				266,550,000

(1) No adjustments are necessary to give effect to the Reorganization Transactions.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2021

(In thousands, except share and per share data)

	Triller Hold Co LLC December 31, 2021 (Historical)	Triller Acquisitions As Adjusted (Note 3)	Proforma Adjustments		Triller Inc. Pro Forma Balance
Revenues	$26,408	$29,692	$(10,718)	(a)	$45,382
Operating costs and expenses:
Cost of revenues	178,955	21,771	(10,718)	(a)	190,008
Research and development	8,479	1,606	—		10,085
Selling and marketing	53,682	10,400	—		64,082
General and administrative	409,379	4,384	—		413,763
Depreciation and amortization	9,132	13,947	—	(b)	23,079
Severance and restructuring costs	—	—	—		—
Transaction costs	—	—	—		—

Total operating expenses	659,627	52,108	(10,718)		701,017

Total operating loss	(633,219)	(22,416)	—		(655,635)
Other income (expense), net	(65,460)	(2,020)	—		(67,480)
Gain on extinguishment of debt	—	—	—		—

Net loss before income taxes	(698,679)	(24,436)	—		(723,115)
Income tax benefit (expense)	1,088	(62)	—		1,026

Net loss	$(697,591)	$(24,498)	$—		$(722,089)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted					$(4.49)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted					160,865,400

(a)	Elimination of intercompany revenue recognized pre-acquisition between us and Fite TV.
(b)	Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisition.

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents our pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Reorganization and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information presented does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Reorganization and related transactions.

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2022 gives pro forma effect to the Reorganization and the related transactions as if they had occurred on September 30, 2022. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2022 gives effect to the Reorganization and the related transactions as if they had occurred on September 30, 2022.

2.	Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the Reorganization and related transactions have been prepared in accordance with the acquisition method of accounting in accordance with ASC 805.

The pro forma condensed consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

Reorganization Adjustments and Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2022 are as follows:

A.	Represents the exchange of our Class A common units, Class B common units, and service provider units, into Class A common stock, and Class B common stock.

B.

Represents preliminary estimated transaction costs incurred by us of approximately $                million for advisory, banking, printing, legal, and accounting fees incurred as part of the Reorganization and the direct listing process.

For our transaction costs, $                million has been paid in cash and $                million has been accrued to accounts payable and accrued expenses as of the pro forma balance sheet date. The remaining $                million in estimated transaction costs not yet accrued is included as an expense through accumulated deficit and is included in the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2022, as discussed in Note 3(AA) below.

C.

Represents the $                million income tax benefit generated from the release of the valuation allowance related to the deferred tax liability previously recorded at the separate Triller subsidiaries. The Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated federal U.S. tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns, will also join the new consolidated U.S. federal tax return. The combined consolidated tax return will have a net deferred tax asset that cannot be realized and will require a valuation allowance.

Reorganization Transaction Adjustments and Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed statement of operations for the nine months ended September 30, 2022 are as follows:

AA.

Reflects the remaining transaction costs of $                million to be expensed by the Company, as part of the filing, as described in Note 3(B). Remaining transaction costs are reflected as if incurred on April 1, 2022, the date the Reorganization occurred for the purposes of the unaudited pro forma condensed statement of operations. This is a nonrecurring item.

BB.

Reflects the pro forma income tax benefit of $                million for the nine months ended September 30, 2022. As discussed in Note (C) above, the Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated federal U.S. tax return. Furthermore, our corporate subsidiaries, which previously filed separate tax returns, will also join the new consolidated U.S. federal tax return. The deferred tax liability previously recorded at the subsidiary level will result in a valuation allowance release that generates an income tax benefit of $                million in the period of the Reorganization and has been reflected in the nine months ended September 30, 2022 (this is a nonrecurring item).

3.	Our Acquisitions

We made the following acquisitions during the year ended December 31, 2021:

•	we acquired Verzuz on January 27, 2021;

•	we acquired Fite TV on July 30, 2021;

•	we acquired Thuzio on October 30, 2021; and

•	we acquired Amplify.ai on December 13, 2021.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines our historical statements of operations with the acquisitions of Verzuz, Fite TV, Thuzio, and Amplify.ai, as though they had been consummated on January 1, 2021. The historical financial information of Verzuz, Fite TV, Thuzio, and Amplify.ai were adjusted to reflect their respective acquisitions by us.

The following table illustrates the impact on the pro forma condensed combined statement of operations related to our acquisitions of Verzuz, Fite TV, Thuzio, and Amplify.ai (dollars in thousands):

	For the period January 1, 2021 to January 26, 2021	For the period January 1, 2021 to July 29, 2021	For the period January 1, 2021 to October 29, 2021	For the period January 1, 2021 to December 12, 2021			For the Year Ended December 31, 2021
	Verzuz (Historical)	Fite TV (Historical)	Thuzio (Historical)	Amplify.ai (Historical)	Purchase Accounting Adjustments		Triller Acquisitions (As Adjusted)
Revenues
Revenues	$150	$21,939	$3,663	$3,940	$—		$29,692
Operating costs and expenses
Cost of revenues	68	17,652	2,502	1,549	—		21,771
Research and development	—	83	341	1,182	—		1,606
Selling and marketing	—	8,324	1,227	849	—		10,400
General and administrative	20	3,471	556	337			4,384
Depreciation and amortization	—	355	213	—	13,379	4A	13,947

Total operating expenses	88	29,885	4,839	3,917	13,379		52,108

	For the period January 1, 2021 to January 26, 2021	For the period January 1, 2021 to July 29, 2021	For the period January 1, 2021 to October 29, 2021	For the period January 1, 2021 to December 12, 2021		For the Year Ended December 31, 2021
	Verzuz (Historical)	Fite TV (Historical)	Thuzio (Historical)	Amplify.ai (Historical)	Purchase Accounting Adjustments	Triller Acquisitions (As Adjusted)
Total operating income (loss)	62	(7,946)	(1,176)	23	(13,379)	(22,416)
Other income (expense), net	—	104	478	(2,602)	—	(2,020)

Net loss before income taxes	62	(7,842)	(698)	(2,579)	(13,379)	(24,436)

Income tax benefit (expense)				(62)	—	(62)

Net loss	$62	$(7,842)	$(698)	$(2,641)	$(13,379)	$(24,498)

3A. Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisitions of Verzuz, Fite TV, Thuzio, and Amplify.ai, as shown in the table below (dollars in thousands).

	Verzuz	Fite TV	Thuzio	Amplify.ai	Total
Depreciation and amortization	$133	$2,189	$1,062	$9,995	$13,379
Total Purchase Accounting Adjustments	$133	$2,189	$1,062	$9,995	$13,379

4.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Reorganization, assuming the shares were outstanding since September 30, 2022. As the Reorganization is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Reorganization have been outstanding for the entire periods presented. Basic and diluted loss per share for Class A common stock and Class B common stock are the same, as each class of common stock is entitled to the same dividend participation rights and economic terms.

(dollars in thousands, except share and per share data)	Nine Months Ended September 30, 2022
Pro forma net loss	$(84,569)
Weighted average shares outstanding, Class A and Class B—basic and diluted	266,550,000
Pro forma net loss per common stock, Class A and Class B—basic and diluted	$(0.32)
Weighted average shares outstanding, Class A and Class B—basic and diluted
Triller existing stockholders	220,291,000

TOTAL	$(0.55)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Unless the context otherwise requires all references in this section to “Triller,” “we,” “us” and “our” refer to the business of Triller Hold Co LLC and its subsidiaries prior to and after the Closing.

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the audited consolidated financial statements as of and for the year ended December 31, 2021 and 2020 and the related notes, and the interim unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022 and 2021 and the related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Discontinued Operations

In June 2022, our management announced its intentions to strategically divest our Triller Fight Club business. As a result of these actions, the Triller Fight Club events business is reported as a discontinued operations in the consolidated financial statements for all periods presented.

Overview

We are an AI platform for creators by creators, and one of the first “open garden” ecosystems to embrace decentralization as a leader of the movement to Web3 or decentralized web. Since launching in 2019, we have grown from a single mobile app to a portfolio of AI-powered services for creators and brands, spanning content creation, measurement, conversation and engagement, and monetization. We are an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content through our mobile app, streaming platform, and virtual and live events. We also produces music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same.

Rather than serving interruptive advertisements as a business model, our platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world. Every month, more than 750 million consumer interactions occur across our web-based platforms and tools. Over 50 million consumers have engaged through our Cliqz SMS and social media messaging platform.

Today, we have combined seven companies through acquisitions to create a technology platform that enables the creation, distribution, measurement, and monetization of content that is consumed digitally, in virtual worlds, and during live events and in an ecosystem. We have over 200 employees across more than 10 countries.

Our ecosystem creates synergies across our portfolio to increase audience engagement and facilitate intimate interactions between creators, brands, and their customers. For example, we produce live Verzuz events and broadcast them on FITE and TrillerTV, enabling us to drive better unit economics and amortize the cost of production, marketing, and merchandising. We can further monetize our live and virtual audiences through targeted consumer engagement, content moderation, and social selling driven by AI technology developed by Amplify.ai.

Consent-driven, first party data and insights gleaned from our platform, creators, artists, and brands not only connect users across the internet with diverse and unique content, but also provide unprecedented opportunities for engagement and monetization. We have developed highly successful campaigns that begin with content and continue throughout the entire technology ecosystem with some of the most well-known brands in the world.

Our Business Model

We operate in two complementary business components: B2C and B2B.

Our B2C efforts are focused on tentpole events that expand our user base and create significant opportunities for our partners. Our platform serves as a guiding light and inspiration for creators to produce, distribute and monetize content across, physical, digital, and virtual experiences. Our B2C business is comprised of the Triller App, Verzuz live and related streaming performances, and TrillerFest and associated merchandise. Our principal B2C activities include the production, delivery and monetization of content. Principal revenues come from advertising, sponsorship, in-venue tickets, pay-per-view, and subscriptions.

Our B2B business is focused on enabling our partners and customers to reach a global audience, create meaningful relationships, and engage with their constituents that drive their economic engines. Our B2B business is primarily comprised of the Fite TV, Amplify.ai, Thuzio, and Cliqz businesses. Our B2B business’s principal activities include the production, delivery, measurement and monetization of content and the enablement of consumer engagement, interaction, re-engagement and customer acquisition. Principal revenues come from revenue share, in-venue tickets, pay-per-view, and service fees generated from brands and enterprise-level customers.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The unprecedented and rapid spread of COVID-19 rapidly changed market and economic conditions globally, including significantly impacting the entertainment and sports industries as well as our business, results of operations, financial position and cash flows. The COVID-19 pandemic resulted in various governmental restrictions, including the declaration of a federal national emergency, multiple cities’ and states’ declarations of states of emergency, restrictions to businesses deemed non-essential, quarantines, “shelter-in-place” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures. These measures began to have a significant adverse impact on our business and operations beginning in March 2020, including the postponement or cancellation of in-person events and stoppages of entertainment productions, including film, television shows and music events, as well as reduced corporate spending on marketing, experiential and activation. In our initial response to the COVID-19 pandemic, we implemented cost-savings initiatives across the organization, including reducing travel and expenses, marketing spend, capital expenditures, acquisition activity and reducing certain other operating expenses. Product offerings that did not rely on in person events, such as our livestream events, were able to partially offset adversely impacted revenues.

As restrictions began to ease and vaccines began to rollout in the United States, we began to see a return of our in-person events and productions in mid to late-2021. The restart of our operations was based on the careful consideration for the health and safety of fans, artists, and employees, which includes the relevant social distancing and health protocols. Significant uncertainty remains regarding the extent and duration of the impact on our business. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time. The impact of COVID-19 may persist for an extended period of time or become more pronounced which may result in a reduction in paid ticket volume and an increase in event cancellation losses.

Termination of the Merger Agreement with SeaChange International, Inc.

In June 2022, we mutually agreed with SeaChange International, Inc. to terminate our proposed merger that was contemplated by the agreement and plan of merger signed on December 22, 2021 (the “Merger Agreement”). No breakup costs were incurred in connection with the termination of the Merger Agreement. We parties have also decided not to seek an extension to the Merger Agreement.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

Industry Landscape

We primarily operate in the North American live sports and digital media industry, and offers diverse products and offerings that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more unique interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

As we expand our service offerings, we expect to face significant competition from other established media and streaming companies, including broadcast networks, cable networks, satellite providers and OTT providers such as Netflix, Amazon, Hulu, HBO Max, Viacom CBS, and Comcast.

Although the COVID-19 pandemic shutdown many events, the top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Our portfolio of content is well positioned to take advantage of this trend. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include costs to curate and produce events, as well as shifting customer preferences.

We believe our platform, which includes Verzuz, TrillerTV, TrillerFest and Fite TV is at the core of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. We have the ability to create, procure and cultivate satisfying consumer content, all while successfully completing strategic acquisitions and further expanding our capabilities.

Acquisitions

A key component of our growth strategy is to utilize the breadth and scale of our platform to identify attractive opportunities to either enhance our existing businesses or grow our portfolio of owned assets. Our technology platform and decades of media industry insights allow it to identify new industry trends and related acquisition opportunities, and it often benefits from inbound and proprietary opportunities. We have a core competency in evaluating and integrating these acquisitions with a disciplined approach.

Recent acquisitions and future acquisitions may make it more difficult to evaluate our performance period over period. We have significant goodwill and intangible assets from prior acquisitions. The amortization of definite-lived intangibles assets will continue to adversely impact our results of operations. Future acquisitions may increase such goodwill and intangible asset balances, further adversely impacting our results of operations. We remain focused on executing our long-term goals and objectives, which include integrating our acquisitions and continuing to seek opportunities to further enhance our platform.

Estimates and assumptions are made when estimating the fair value of intangible assets and goodwill. If the subsequent actual carrying value of goodwill or intangible assets compared to the assumptions and projections used to develop the original value change, We may record impairment charges, adversely affecting our results of operations. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate amortization and depreciation. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed, which could materially impact the results of operations.

Market and Economic Conditions

Our business depends on the ability to successfully host entertainment events which are affected by corporate and discretionary consumer spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as pandemics (e.g., COVID-19), unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the impacts on our results of operations becomes more acute in periods of a slowing economy or recession, which may be accompanied by changes in corporate sponsorship and advertising and decreases in attendance at our live events. During periods of reduced economic activity, many consumers have historically reduced their discretionary spending and advertisers have reduced their sponsorship and advertising expenditures, which can result in a reduction in sponsorship opportunities. A prolonged period of reduced consumer or corporate spending (including as a result of the continued COVID-19 pandemic) could have an adverse effect on our business, financial condition and results of operations.

Furthermore, changes in public and individual consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business. Our ability to generate revenue from discretionary spending on entertainment and sports events and corporate sponsorships and advertising, is subject to many factors that are beyond our control, such as consumer preference. While we are continuing to assess the efficiency of our marketing and promotion activities, our limited operating history and the relative novelty of the online sports and other livestreaming events makes it difficult for us to predict when we will achieve our longer-term profitability objectives.

Seasonality

Our operating results are not materially affected by seasonal factors. However, we may produce several large-scale premier events throughout the year, including Verzuz Live Battles and FiteTV programming, which result in increased revenues and expenses during the periods in which these events occur. However, given the scale, breadth, and diversity of our clients and our portfolio of assets, we are not dependent on any one single client. For example, Verzuz Live Battles and FiteTV events take place on a monthly basis. Because our results may vary significantly from quarter-to-quarter or year-to-year, our financial results for one quarter or one year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years.

Investing in Growth While Driving Long-Term Profitability

We have a strong track record for delivering a highly innovative, strongly differentiated and scalable platform to consumers, creators, content partners and brands around the world. We remain committed to delivering market-leading technology that creates a strong return on investment for our creator partners and brand customers. Maintaining our software solution leadership is imperative to our growth plan and we intend to continue making significant investments in research and development to improve and expand our platform, software solutions, in addition to investments in our platform infrastructure.

Furthermore, our sales and marketing efforts are a key component of our growth strategy. Our investments in this area have enabled it to build and sustain our customer base while creating long-term customer relationships. In fiscal 2021, our sales and marketing investments decreased, primarily due to a reduction in spending as a result of the COVID-19 pandemic. We plan to continue to invest in our sales and marketing efforts to grow our sales capacity, expand globally, grow our strategic partnership programs, and strengthen our customer success organization.

We expect to continue to invest in technology, product, and marketing innovation, while balancing driving growth with long-term margins.

Components of Results of Operations

Revenue

We derive our revenues primarily from events and brand sponsorship. Our event revenues consist principally of fees from media rights, ticket sales, subscriptions, licensing, and pay-per-view. Our event revenues are generally recognized when events occur. Our brand sponsorship revenues include services provided for brand promotion campaigns. Brand sponsorship revenue is generally recognized as advertisements are viewed if on the Triller App or when events occur when sponsorship is of a specific event.

Cost of Revenues

Cost of revenue include costs of live events & media entertainment, as well as brand sponsorships revenue.

Our event cost of revenue is primarily comprised of fees paid to performance and agency contracts, including media rights costs, such as music rights, hosting infrastructure and data center operations, as well as other license and royalty fees paid to third party customer support personnel salaries and other related costs, and amortization of acquired intangibles. This also includes costs to host the physical events, including staffing, materials, merchandise for sale, social media influencers, and performers including boxers or influencers. We also incur costs related to support and development of our mobile application as they relate to revenue.

Our cost of brand sponsorship revenue is primarily comprised of personnel-related expenses for our customer implementation teams and contractors, including salaries and other related costs, and service fees paid to third parties.

Operating Expenses

Unit-based Compensation

Unit-based compensation expenses consist primarily of expenses related to warrants and stock options issued by us. The fair market value of these equities is determined using the Black-Sholes option pricing model. The value of the equities is then expensed over the service/vesting period, in accordance with ASC 718, Compensation – Stock Compensation.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and related expenses, travel and related costs, and brand and creative services which are amortized over time. These expenses also include expenditures related to advertising, marketing, promotional events and brand awareness activities, as well as allocated overhead.

Research and Development

Research and development expenses consist primarily of personnel costs and related expenses, as well as third party tools and labor. We continue to focus our research and development efforts on adding new features and products and increasing the functionality and enhancing the ease of use of our existing products. We capitalize the portion of our software development costs that meets the criteria for capitalization under ASC 350-40, Internal Use Software.

General and Administrative

General and administrative expenses consist primarily of personnel costs and related expenses for our administrative, legal, human resources, information technology, finance and accounting employees and executives. Additionally, general and administrative expenses include professional service fees, insurance premiums and other corporate expenses that are not allocated to the above expense categories.

Depreciation and Amortization

Depreciation and amortization expenses consist primarily of amortization expenses related to our intangible assets, including historical acquired intangible assets, such as trademarks and tradename intangibles, content, customer-related intangibles, developed technology, and capitalized software.

Other Income (Expense), net

Other income (expense) consists primarily of expenses such as interest expense, warrant revaluation, and fair value adjustments to contingent consideration from acquisitions.

Provision for Income Taxes

We estimate our current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on our consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

We evaluate the realizability of our deferred tax assets and recognizes a valuation allowance when it is more likely than not that a future benefit on such deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in our consolidated statements of operations and comprehensive loss. Our judgment is required in determining the valuation allowance recorded against our net deferred tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to uncertain tax positions in our provision for income taxes.

Results of Operations and Comprehensive Loss

Comparison of the Nine Months ended September 30, 2022 and 2021 (unaudited)

The following table sets forth our results of operations for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
(In thousands)	2022	2021	$ Change	% Change
Revenues	$36,868	$17,998	$18,870	105%
Operating costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	61,259	102,483	(41,224)	(40)%
Research and development	8,961	19,655	(10,694)	(54)%
Selling and advertising	21,733	45,518	(23,785)	(52)%
General and administrative	9,550	132,972	(123,422)	(93)%
Depreciation and amortization	18,284	4,712	13,572	288%

Total operating expenses	119,787	305,340	(185,553)	(61)%
Total operating loss	(82,919)	(287,342)	204,423	(71)%
Other expense, net	(5,142)	(11,570)	6,428	(56)%

Net loss before income taxes	(88,061)	(298,912)	210,851	(71)%
Income taxes benefit	6,237	—	6,237	N/A

Net loss from continuing operations	$(81,824)	$(298,912)	217,088	(73)%

Net loss from discontinued operations, net of income taxes	(40,010)	(53,255)	13,245	(25)%

Net loss	$(121,834)	$(352,167)	$230,333	(65)%

The following table sets forth the components of our statements of operations data, for each of the periods presented, as a percentage of revenue.

	Nine Months Ended September 30,
	2022	2021
Revenues	100%	100%
Operating costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	166%	569%
Research and development	24%	109%
Selling and advertising	59%	253%
General and administrative	26%	739%
Depreciation and amortization	50%	26%

Total operating expenses	325%	1,697%
Total operating loss	(225)%	(1,597)%
Other expense, net	(14)%	(64)%

Net loss before income taxes	(239)%	(1,661)%
Income tax benefit	17%	0%

Net loss from continuing operations	(222)%	(1,661)%

Net loss from discontinued operations, net of income taxes	(109)%	(296)%

Net loss	(330)%	(1,957)%

Revenues from Continuing Operations

Revenue increased by $18.9 million, or 105%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This increase was driven by an increase in events during the nine months ended September 30, 2022 compared to the nine months ended September 30, 2022 coupled with increased revenue from acquisitions.

Cost of Revenues from Continuing Operations

Cost of revenues related to the social media application primarily consists of expenses related to outsourced hosting and support of network infrastructure, business process outsourcing, music label license fees and related labor costs. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs and influencer costs, among others.

Cost of revenue decreased by $41.2 million, or 40%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The decrease in cost of revenue was attributable in part to improvements in cost management of events. In 2021, we increased investments in our core business and acquired emerging brands, such as Triller TV and Verzuz. Additionally, the unit-based compensation was higher in 2021 due to additional compensatory warrant issuances to performers and music licensing in connection with our events.

We do not expect to continue incurring significant increases to cost of revenues in proportion to revenues in future periods. Management expects revenues to increase in the future from the investments that we made in our business and brands in 2021 and 2022. Cost of revenues as a percentage of revenues are expected to decrease as brands mature and initial production costs begin to scale.

Research and Development from Continuing Operations

Research and development expenses decreased by $10.7 million, or 54%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. Research and development expenses have decreased due to strategic decisions to streamline software and technology and combine services where possible. After Triller’s initial investments in software and technology, Triller has been able to scale back and focus on the software and technology with the greatest impact related to Triller’s business to business and business to consumer offerings.

Selling and Advertising from Continuing Operations

Selling and advertising expenses decreased by $23.8 million, or 52%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The decrease is primarily attributable to lower marketing and advertising as part of our efforts to reduce overall operating costs.

General and Administrative from Continuing Operations

General and administrative expenses decreased by $123.4 million, or 93%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The decrease is primarily attributable to lower compensation expense driven by the Company’s efforts to reduce overall operating costs. The decline includes a reduction of $107 million of combined compensation expense, including unit-based compensation expense and fair value of warrants.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense increased by $13.6 million, or 288%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The increase was primarily attributable to increased expense related to the amortization of internally developed software, as well as finite-lived intangible assets recognized in connection with the Verzuz, FiteTV, Thuzio and Amplify acquisitions that occurred during 2021.

Other Expense, net from Continuing Operations

Other expense decreased by $6.4 million, or 56%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 driven primarily by revaluation of warrants and contingent consideration liability associated with past acquisitions.

Income Tax Benefit from Continuing Operations

Income tax benefit was $6.2 million for the nine months ended September 30, 2022 compared to no income tax activity for the nine months ended September 30, 2021.

Net Loss from Continuing Operations

Net loss from continuing operations improved by $216.3 million, or 73%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, for the reasons discussed above.

Net Loss from Discontinued Operations

Net loss from discontinued operations decreased by $13.2 million, or 25%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 due primarily to lower production and operating costs associated with the Triller Fight Club events business.

Comparison of the Years Ended December 31, 2021 and 2020

The following table sets forth our results of operations for the years ended December 31, 2021 and 2020:

	Years Ended December 31,
(In thousands)	2021	2020	$ Change	% Change
Revenues	$26,408	$3,660	$22,748	622%
Operating costs and expenses:
Cost of revenues	178,955	21,232	157,723	743%
Research and development	8,479	4,112	4,367	106%
Selling and advertising	53,682	14,193	39,489	278%
General and administrative	409,379	28,556	380,823	1,334%
Depreciation and amortization	9,132	1,877	7,255	387%

Total operating expenses	659,627	69,970	589,657	843%
Total operating loss	(633,219)	(66,310)	(566,909)	855%
Other expense, net	(65,460)	(31,288)	(34,172)	109%

Net loss before income taxes	(698,679)	(97,598)	(601,081)	616%
Income tax benefit	1,088	—	1,088	N/A

Net loss from continuing operations	$(697,591)	$(97,598)	$(599,993)	615%

Net (loss) income from discontinued operations, net of income taxes	(72,119)	22,202	(94,321)	(425)%

Net loss	$(769,710)	$(75,396)	$(694,314)	921%

The following table sets forth the components of our statements of operations data, for each of the periods presented, as a percentage of revenue.

	Years Ended December 31,
(In thousands)	2021	2020
Revenues	100%	100%
Operating costs and expenses:
Cost of revenues	678%	580%
Research and development	32%	112%
Selling and advertising	203%	388%
General and administrative	1,550%	780%
Depreciation and amortization	35%	51%

Total operating expenses	2,498%	1,912%
Total operating loss	(2,398)%	(1,812)%
Other expense, net	(248)%	(855)%

Net loss before income taxes	(2,646)%	(2,667)%
Income tax benefit	4%	0%

Net loss from continuing operations	(2,642)%	(2,667)%

Net loss (income) from discontinued operations, net of income taxes	(273)%	607%

Net loss	(2,915)%	(2,060)%

Revenues from Continuing Operations

Revenue increased by $22.7 million, or 622%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in revenue was primarily attributable to growth from acquisitions.

Cost of Revenues from Continuing Operations

Cost of revenue increased by $157.7 million, or 743%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to a $92 million increase to compensation expense (including unit-based compensation) related to cost of revenues, and a $21 million and $27 million increase to musical talent and licensing, respectively.

The increase in cost of revenue was attributable to the overall expansion of our events as the COVID-19 pandemic began to subside. The costs associated with the expansion include increased brand activation events, technological advances in production quality, introduction of new events including Triad Combat, and increased talent costs and music licensing. In 2021, we increased investments in our core business and acquired and emerging brands, such as Triller TV, Verzuz and Thuzio. Additionally, the unit-based compensation increased due to additional compensatory warrant issuances to performers and music licensing in connection with our events.

We do not expect to continue incurring significant increases to cost of revenues in proportion to revenues in future periods. Management expects revenues to increase in the future from the investments that we made in our business and brands in 2021. Cost of revenues as a percentage of revenues are expected to decrease as brands mature and initial production costs begin to scale.

Research and Development from Continuing Operations

Research and development expenses increased by $4.4 million, or 106%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to ongoing investment in software and technology related to our B2B and B2C offerings.

Selling and Advertising from Continuing Operations

Selling and advertising expenses increased by $39.5 million, or 278%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Substantially all of the increase was attributable to an overall increase in marketing spend related to events, talent, and brand building in 2021, including a $6.5 million increase to marketing campaigns, $11.0 million increase in paid marketing, $4.0 million increase in talent houses, and an $5.0 million increase in compensation expense allocated to selling and advertising expense.

General and Administrative from Continuing Operations

General and administrative expenses increased by $380.8 million, or 1,334%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to a $377.0 million increase in unit-based compensation expense and compensation expense allocated to general and administrative expense.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense increased by $7.2 million, or 387%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to increased expense related to the amortization of internally developed software, as well as finite-lived intangible assets recognized in connection with the Verzuz, FiteTV, Thuzio and Amplify acquisitions.

Other Expense, net from Continuing Operations

Other expense, net increased by $34.2 million, or 109%, for year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was driven primarily by a $26.2 million increase to the loss on revaluation of warrants and the Verzuz and Thuzio milestone and benchmark payments.

Income Tax Benefit from Continuing Operations

Income tax benefit was $1.1 million for the year ended December 31, 2021 after having been $0 for the year ended December 31, 2020. For the period ending December 31, 2020, we had a full valuation allowance and were not able to benefit from any of the pre-tax loss, resulting in zero tax expense. For the period ending December 31, 2021, we were able to realize a portion of the current year losses for certain legal entities that were acquired in the current year and have a net deferred tax liability, resulting in a tax benefit of $1 million.

Net Loss from Continuing Operations

Net loss from continuing operations increased by $600.0 million, or 615%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, for the reasons discussed above.

Net Loss (Income) from Discontinued Operations

Discontinued operations in the year ended December 31, 2021 had a net loss of $72.1 million compared to net income from discontinued operations of $22.2 million in the prior year. The net loss was primarily attributable to higher production and operating costs associated with the Triller Fight Club events business coupled with lower revenues.

Impact of Acquisitions

While each of our acquisitions in the years ended December 31, 2020 and December 31, 2021 contributed to higher revenue and, with the exception of FiteTV, higher operating losses, our management does not monitor the individualized impact of any acquired business’s operating results on our revenue and earnings, opting instead to evaluate the business on an enterprise-wide, segment-by-segment (B2B and B2C) basis. This is due in part to the fact that we view acquisitions as ordinary course business activity in which we regularly engage and in part because following an acquisition, we immediately implement an integration plan of the acquired business into our own operations, resulting in commingled revenue generation and expense incurrence which makes the impact of any single acquisition or group of acquisitions difficult to quantify and unlikely to result in the obtainment of meaningful data to utilize in evaluating our business.

We allocate and deploy financial and human capital in a manner consistent with the foregoing. For example, sales and marketing personnel and efforts across various entities are viewed as a single division. Engineering, research and development, and technologies are transferred and shared across the enterprise to promote knowledge dissemination and increased efficiency. Where appropriate, engineers from various businesses are allocated to the same project, regardless of where the accompanying personnel expense is recorded. Similarly, administrative functions, including business-unit management, human resources, accounting and legal, are transferred or combined. As a result, based on management’s evaluation of staff capabilities and the resources available in each business, an acquired entity may incur an increase or decrease in costs and responsibilities and may contribute to product and service offerings for which such entity may not directly generate revenue. Accordingly, management does not practically measure the impact of any particular acquisition.

Non-GAAP Financial Measures

In addition to our results of operations determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. These measures have limitations as analytical tools and when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with the similar titles and, as a result, the non-GAAP measures we report may not be comparable with those of companies in our industry or in other industries.

We believe that Adjusted EBITDA, which is a non-GAAP measure, is useful in evaluating our operational performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive this non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss, adjusted for interest expense, income taxes, depreciation and amortization, fair value adjustments and non-recurring expenses, such as acquisition expenses.

We believe that Adjusted EBITDA, as defined above, is useful in evaluating our operational performance distinct and apart from financing costs, certain expenses and non-operational expenses. Additionally, we believe that Adjusted EBITDA and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance within an industry. Many users of the financial statements consider Adjusted EBITDA a more accurate reflection of a company’s worth because it adjusts for one time or non-recurring costs.

Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with GAAP. In addition, the presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table reconciles net loss, the most directly comparable financial metric, calculated and presented in accordance with GAAP to the non-GAAP measure of Adjusted EBITDA.

	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2022	2021	2021	2020
Net loss	$(121,834)	$(352,167)	$(769,710)	$(75,396)
Adjusted for:
Depreciation and amortization	18,284	4,713	9,132	1,877
Interest expense	3,357	—	44	1,333
Income tax benefit	6,237	—	1,088	—

EBITDA	$(93,956)	$(347,455)	$(759,446)	$(72,186)
Unit-based compensation expense	20,700	154,772	496,136	13,342
Transaction-related costs(1)	2,500	100	4,861	70
Discontinued operations(2)	40,010	53,255	72,119	(22,202)
(Gain) loss on remeasurement of warrant liabilities(3)	(39,798)	41,225	65,227	31,288
Loss on remeasurement of Milestone payment — Verzuz(4)	1,842	1,646	2,115	—
Loss on remeasurement of Milestone payment — Thuzio(4)	379	—	25	—
Non-recurring litigation expense(5)	15,361	—	—	—

Adjusted EBITDA	$(52,962)	$(96,457)	$(118,963)	$(49,688)

(1)	Acquisition costs incurred in relation to the acquisitions of Verzuz, FiteTV, Thuzio, and Amplify.ai totaling approximately $4.9 million is reflected in 2021.
(2)	In June 2022, we discontinued our Triller Fight Club events business.
(3)	Remeasurement gain (loss) on warrants issued.
(4)	Loss related to the fair value of contingent consideration from Verzuz and Thuzio acquisitions.
(5)	Represents expense associated with the settlement or other resolution of two litigation matters.

Adjusted EBITDA improved by $43.5 million, or 45%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 driven primarily by growth from acquisitions and effort to reduce overall operating costs. Adjusted EBITDA declined by $69.3 million, or 139%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease was driven by ongoing investment in our B2B and B2C offerings, an increase in the number of hosted events, increase in customers and ongoing investment in headcount due to scaling the business.

Liquidity and Capital Resources

Overview

Since our inception, we have generated negative cash flows from operations and financed our operations primarily through the sale of our equity securities and payments received from our customers.

Our future capital requirements will depend on many factors, including, but not limited to the rate of our growth, our ability to attract and retain customers and their willingness and ability to pay for our products and services, and the timing and extent of spending to support our efforts to market and develop our products. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, we may be required to seek additional equity or debt financing. We cannot assure you that additional equity or debt financing, our cash flows from operations, and our cash and cash equivalents will be sufficient to meet our working capital requirements and commitments in the foreseeable future.

We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this prospectus and in the foreseeable future. We currently generate working capital from our business operations. We also expect to generate additional working capital from businesses we may acquire and from the funding of additional tranches under the Subscription Agreement, pursuant to which an investor agreed to purchase Class B Common Units in several tranches through December 31, 2022. We also may draw down from the GEM Agreement up to an aggregate amount of $310 million of gross proceeds from the GEM Investor if we are able to satisfy various terms and conditions, including making a resale registration statement available, or seek additional working capital from our principals. In addition to the capital raising transactions described throughout this prospectus, we may raise additional capital through secondary public offerings or debt financings. The amount and timing of our future funding requirements, if any, will depend on many factors, including the pace and results of our research and development efforts.

Cash Flows

The following table summarizes our cash flows for each applicable period (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2022	2021	2021	2020
Net cash used in operating activities	$(92,021)	$(142,047)	$(192,732)	$(26,389)
Net cash used in investing activities	(14,627)	(41,330)	(43,615)	(7,044)
Net cash flows provided by financing activities	57,480	149,358	235,083	74,066
Net cash flows from discontinued operations	15,181	21,546	18,415	(25,588)
Foreign exchange impact	(81)	—	—	—

Net (decrease) increase in cash, cash equivalents and restricted cash	$(34,068)	$(12,473)	$17,151	$15,045

Net Cash Used in Operating Activities of Continuing Operations

Comparison of the Nine Months ended September 30, 2022 and 2021

Net cash used in operating activities was $92.0 million and $142.0 million for the nine months ended September 30, 2022 and 2021, respectively. The change in the cash used by operating activities was primarily driven by ongoing investment in scaling the business including growth in overhead and building Triller’s brand, an increase in the number of events hosted, higher music licensing costs and various one-time costs Timing of cash collections is also impacted from longer payment times with certain pay-per-view providers and brand sponsors.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash used in operating activities was $192.7 million and $26.4 million for the years ended December 31, 2021 and 2020, respectively. The change in the cash used by operating activities was primarily driven by ongoing investment in scaling the business including growth in overhead and building our brand, an increase in the number of events hosted, higher music licensing costs and various one-time costs. Timing of cash collections is also impacted from longer payment times with certain pay-per-view providers and brand sponsors.

Net Cash Used in Investing Activities of Continuing Operations

Comparison of the Nine Months ended September 30, 2022 and 2021

Net cash used in investing activities was $14.6 million and $41.3 million for the nine months ended September 30, 2022 and 2021, respectively. Net cash used in investing activities for the nine months ended September 30, 2022 was driven by the capitalization of costs related to internally developed software as well as increase in loan receivable. Net cash used in investing activities for the nine months ended September 30, 2021 was primarily driven by the completion of the Verzuz acquisition. No such acquisitions occurred during the nine months ended September 30, 2022

Comparison of the Years Ended December 31, 2021 and 2020

Net cash used in investing activities was $43.6 million and $7.0 million for the years ended December 31, 2021 and 2020, respectively. Net cash used in investing activities for the years ended December 31, 2021 and 2020 was driven by the completion of a number of acquisitions in 2021, namely Verzuz, Fite TV, Thuzio and Truverse.

Net Cash Provided by Financing Activities

Comparison of the Nine Months ended September 30, 2022 and 2021

Net cash provided by financing activities was $57.5 million and $149.4 million for the nine months ended September 30, 2022 and 2021, respectively. Net cash provided by financing activities for the nine months ended September 30, 2022 was driven by subscriptions to the Convertible Note (see Debt and Financing Arrangements), partially offset by cash paid for the contingent earn-out liability related to the Verzuz acquisition. Net cash provided by financing activities for the nine months ended September 30, 2022 was driven by ongoing capital raised as part of the Series B fundraising.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash provided by financing activities was $235.1 million and $74.1 million for the years ended December 31, 2021 and 2020, respectively. Net cash provided by financing activities for the years ended December 31, 2021 and 2020 was driven by ongoing capital raised as part of our Class B common unit fundraising along with initial subscriptions to the Convertible Note in 2021.

Debt and Financing Arrangements

Senior Convertible Note

On August 18 2022, we entered into a Convertible Note Purchase Agreement and issued a $25 million senior unsecured convertible note (the “Convertible Note”) to Total Formation, Inc. (“Total Formation”), an existing investor. The Convertible Note has a maturity date of August 18, 2023 and bears interest at a rate of 15% per annum. The Convertible Note is convertible into Series A-1 preferred stock (after giving effect to the Reorganization) at the option of the holder based upon a conversion price equal to the least of (1) $8.3579, (2) 80% of the per-share offer price of our stock to the public in connection with an underwritten initial public offering or the average of the closing price per share of our stock for the first 5 trading days following a direct listing, or (3) 80% of the per share price in any subsequent preferred stock financing. The Convertible Note may be redeemed at the option of the holder for the principal amount plus accrued interest in the event of a public or private securities offering by us with gross proceeds of $100.0 million or greater.

In connection with the sale of the Convertible Note, we also (1) canceled warrants to purchase 7,178,837 shares of our Class A Common Stock (after giving effect to the Reorganization) at a weighted aggregate exercise price of $4.670 per share held by Total Formation, and (2) issued to Total Formation warrants to purchase 7,777,073 shares of our Series A-1 Preferred Stock (after giving effect to the Reorganization) at a weighted average exercise price of $2.088 per share.

The Convertible Note Purchase Agreement includes covenants that restrict our ability to take certain actions without the consent of Total Formation while the Convertible Note is outstanding, subject to limited exceptions. These restrictive covenants relate to, among other things:

•	engaging in mergers, consolidations and acquisitions;

•	amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock;

•	increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock;

•	dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business;

•	redemptions and repurchases of equity interests;

•	payment of dividends;

•	making loans or advances to third parties;

•	incurring or guaranteeing indebtedness, other than subordinated indebtedness;

•	incurrence of liens; and

•	transactions with affiliates.

2021/2022 Convertible Notes

We sold $10,000,000 aggregate principal amount of 7.50% convertible notes in 2021 and $19,665,000 aggregate principal amount of 7.50% convertible notes in 2022. The notes were converted into Series AA-1 Preferred Units of Triller Hold Co LLC on August 17, 2022 at a conversion price of $9.0932 per unit, and are subject to adjustment in the event of an initial public offering based on a formula that includes a discount to the relevant pricing in such offering.

Promissory Notes

In the period beginning April 29, 2022 and ending October 21, 2022 we issued promissory notes in the aggregate principal amount of $14.4 million to various lenders, including $4.9 million aggregate principal amount to related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. The notes other than the related party notes are payable upon demand made by the holders thereof at any time after the twenty (20) day anniversary of their respective issuance dates, contain a 20% finance charge and bear simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week until repaid. As of November 17, 2022 we have repaid $5,977,997 of the aggregate balances owed under the notes, including $2,350,000 in respect of the related party notes.

Verzuz Convertible Notes

On September 22, 2022, we issued $37,000,000 aggregate principal amount of 7.50% convertible notes to the founders of Verzuz, LLC in settlement of legal claims brought by the founders arising out of contingent consideration provisions in the Verzuz acquisition agreement.

Subscription Agreement

On September 30, 2022, we entered into a Subscription Agreement with an investor pursuant to which the investor would purchase 4,398,930 Class B Common Units at a purchase price per unit of $11.3664, for an aggregate purchase price of $50.0 million. The investment may be funded in multiple tranches as agreed by the investor and us, with a funding deadline of December 31, 2022.

Equity Line Facility

Pursuant to the GEM Agreement, we are entitled to draw down from time to time up to a maximum aggregate amount $310 million of gross proceeds from the GEM Investor in exchange for shares of Class A common stock. Our ability to draw on the GEM Agreement is subject to various terms and conditions, including the availability of a resale registration statement. Pursuant to a registration rights agreement, we agreed to file such registration statement within 30 days after the public listing of our Class A common stock. This equity line facility is available for a period of 36 months from the date our Class A common stock is listed on Nasdaq.

Upon the valid exercise of a draw down, pursuant to delivery of a notice and in accordance with other conditions, GEM Investor is required to pay, in cash, a per-share amount equal to 90% of the average of the volume weighted average price of the shares of our Class A common stock for each of the 30 consecutive trading days commencing on the first trading day that is designated on the draw down notice. Each draw down is limited to a maximum of 400% (“Draw Down Limit”) of the average daily trading volume for the 30 trading days immediately preceding the date of such draw down notice, and only one draw down may be pending at any time.

The GEM Investor is entitled to a cash commitment in an amount equal to $6.2 million.

Additionally, we will issue GEM a warrant with a 36-month term at the time of our public listing granting GYBL the right to purchase                  shares of Class A common stock at a strike price per share equal to $             per share. The GEM Warrant can be exercised on a cashless basis in part or in whole at any time during the term. The number of shares underlying the GEM Warrant and the exercise price are subject to adjustments for recapitalizations, reorganizations, changes of control, stock splits, stock dividends and reverse stock splits, and certain dilutive future issuances.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. Preparation of our financial statements in conformity with GAAP requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. We believe that the assumptions and estimates associated with the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the capitalization of costs related to internally developed software; impairment of long-lived assets; and income taxes have the greatest potential impact on our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated balance sheets, results of operations, and cash flows.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations, Including Fair Value Estimates of Intangible Assets

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than our carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to our fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds our fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in Other income (expense) in the consolidated statement of operations and comprehensive loss. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

Fair Value of Unit-Based Compensation

We account for unit-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which requires compensation cost for the grant-date fair value of unit-based awards to be recognized over the requisite service period. We determine the fair value of unit-based awards granted or modified on the grant date or modification date using appropriate valuation techniques, further described below.

Service-Based Vesting

We have granted certain awards, consisting of warrant and option awards, that vest based upon a service condition. We use the Black-Scholes option pricing model to determine the fair value of the awards granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common units, the expected term of the award, the expected volatility of the price of the common units, risk-free interest rates, and the expected dividend yield of the common units.

•

Expected term of the award: Given the lack of historical employee turnover data and our unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

•

Expected volatility: As our common units are not publicly traded and we has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

•	Risk-free interest rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

•	Expected dividend yield: The dividend yield was zero percent as we do not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded. We do not estimate forfeitures and records them when they occur.

Performance-Based Vesting

We also grant service provider units (“SPUs”) that vest upon the satisfaction of both a service condition and a performance condition. We determine the grant-date fair value of the SPUs based on the fair value of our common units at the grant date and expenses over the requisite service period, if the performance condition is probable of achievement. To estimate the fair value of the underlying common units, we use the Option Pricing Method based upon the fair value of the Company, determined using the income and market approaches. Given the absence of a public trading market for our common units, management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the underlying common units, including (i) independent third-party valuations; (ii) forecasted income and expenses; (iii) the lack of marketability of our common units; and (iv) valuations of comparable companies. These inputs are subjective and generally require significant analysis and judgment to develop.

The service-based vesting condition for the majority of the SPUs is satisfied over one to three years. The performance-based vesting condition for the SPUs is based on our enterprise value of. Additionally, the majority of these awards provide for forfeiture of unvested SPUs if certain unauthorized transfers of our securityholders occur.

As of September 30, 2022, and 2021, all SPUs with a performance-based vesting condition have met their performance-based vesting requirement.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded.

For additional information around our unit-based compensation plans, refer to Note 7, Unit-based Compensation, within the audited consolidated financial statements included elsewhere in this filing.

Internally Developed Software

We account for the cost of software that is developed or obtained for internal use pursuant to ASC Topic 350-40, Intangibles, Goodwill and Other — Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. We amortize capitalized, internally-developed software costs over an estimated useful life using the straight-line method. The determination of the estimated useful life requires management’s judgement. Capitalized costs related to internally developed software were $9.8 million and $6.7 million for the years ended December 31, 2021 and 2020, respectively, and were $3.4 million and $8.1 million for the nine months ended September 30, 2022 and 2021, respectively.

Impairment of Intangible Assets with Definite Lives and Other Long-Lived Assets

We evaluate intangible assets with definite lives and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset or asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and we may make various assumptions and estimates when performing our impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting our industry. We have not recorded any impairment to intangible assets or other long-lived assets during the six months ended September 30, 2022 and 2021 and the years ended December 31, 2021 and 2020.

Income Taxes

We utilize the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under current tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is an estimate that is subject to change based on tax laws that restrict the future use of deductible differences, and as such, may vary materially based on future tax laws. We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. We recognize interest and penalties related to income tax matters as income tax expense.

Qualitative and Quantitative Disclosures about Market Risk

We are is exposed to market risks in the ordinary course of business, which primarily relate to fluctuations in interest rates and inflation.

Interest Rate Risk

We hold cash and cash equivalents for working capital purposes. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements. We have not entered into investments for trading or speculative purposes. As of September 30, 2022, we had cash and cash equivalents of $2.4 million, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Accounting Pronouncements Not Yet Adopted

For information on recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted, refer to Note 2, Summary of Significant Accounting Policies within the audited consolidated financial statements and unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus.

BUSINESS

Overview

We are an AI platform for creators by creators, and one of the first “open garden” ecosystems to embrace decentralization as a leader of the movement to Web3 or decentralized web. Since launching in 2019, we have grown from a single mobile app to a portfolio of AI-powered services for creators and brands, spanning content creation, measurement, conversation and engagement, and monetization. We are an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content through our mobile app, streaming platform, and virtual and live events. We also produce music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same.

Rather than serving interruptive advertisements as a business model, our platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world. Every month, more than 750 million consumer interactions are enabled on our platforms and tools. Over 50 million consumers have engaged through our Cliqz SMS and social media messaging platform.

We have combined organic growth and acquisitions of several companies to create a technology platform that enables the creation, distribution, measurement, and monetization of content that is consumed digitally, in virtual worlds and during live events in an ecosystem called Triller.

Our ecosystem creates synergies across our portfolio to increase audience engagement and facilitate intimate interactions between creators, brands, and their customers, drive better unit economics and amortize the cost of production, marketing, and merchandising for ourselves and those with whom we partner. We can further monetize our live and virtual audiences through targeted consumer engagement, content moderation, and social selling driven by AI technology developed by Amplify.ai.

Consent-driven, first party data and insights gleaned from us, our creators, artists, and brands not only connect users across the internet with diverse and unique content, but also provide unprecedented opportunities for engagement and monetization. We have developed highly successful campaigns for brands that begin with content and continue throughout the entire technology ecosystem.

We operate in two complementary business components: B2C and B2B.

Our B2C efforts are focused on tentpole events that expand our user base and create significant opportunities for our partners. We serve as a guiding light for creators to produce, distribute and monetize content across physical, digital, and virtual experiences. Headlined by the Triller app, Verzuz live and streaming performances, Triller Fight Club events, TrillerFest festivals and associated revenue streams such as merchandising, our B2C team focuses on content and marketing to end customers. Leveraging the insights from our B2C efforts, this team closely collaborates with the B2B segment to develop new features ranging from streaming technology to customer acquisition and engagement to billing and subscription management tools to the benefit of brands and partners. We monetize our B2C segment through sponsorships, pay-per-view content, and subscription video services.

Our B2B segment helps brands, creators, and content owners deliver their content to consumers. The core brands within our B2B segment are Amplify.ai, FITE, Thuzio and Cliqz. We enable brands and partners to reach a global audience, create meaningful relationships through intimate interactions and personalized engagement, and engage with the constituents that power their economic engines. Instead of restricting how brands can market and promote themselves, we provide our B2B customers with a platform that makes those functions more efficient through AI, a broad range of digital content, virtual and live events, and our “open garden” ecosystem to connect with other platforms and social media. We believe our B2B business will eventually become the go-to platform for creators and brands, and the B2C business will continue to serve the important function of demonstrating the strengths and capabilities of our platform to inspire creators of all sizes to produce, distribute, and monetize content across our digital, virtual, and live experiences.

The Triller App

The Triller app is an AI-powered short-form video editing app and music discovery platform where users can create and share professional looking videos in seconds. It can be downloaded through the Apple App Store, Google Play and other Android App Stores and is also accessible through internet browsers. The Triller app allows users to create and share short-form social videos or music videos set to the song of their choice. Our library contains music through partnerships with record labels and music publishers like Warner Music Group, Universal Music Group, and Sony Music Entertainment, representing over 90% of popular music. The app’s primary audience is the 18-34 age demographic, with strong engagement from users in the United States and a growing user base in high-growth markets like India. With more than 300 million downloads and user profiles in our database, we are one of the most successful social media apps in the world.

Our AI-driven music and video editing technology allows users to create high-quality videos that are automatically synchronized to songs with little or no manual editing. Users can upload one or more separate video clips that are automatically stitched together using artificial intelligence. Each video clip can be arranged, edited, filtered, and overlaid with text using the same background music to intuitively create a cohesive and high- quality video.

Triller TV

In February 2021, TrillerTV was released within the Triller app to introduce our users, accustomed to consuming short-form content on the app, to live-streaming and long-form videos, while offering creators new ways to monetize on the platform. With more than 65 original programs, live shows, and reality entertainment, TrillerTV delivers exclusive content made by celebrities and internet personalities. TrillerTV also features professionally-produced videos and docu series about music, sports, gaming, fashion, and other forms of entertainment that help shape our culturegraph.

Current live shows in the TrillerTV lineup include Jennifer Lopez in the Morning, DJ Khaled in Da House, 2 Chainz: Let’s Do It, Fat Joe’s Masterclass and The Perez Hilton Show.

Amplify.ai

Acquired by us in December 2021, Amplify.ai is the global leader in omni-channel conversational artificial intelligence. With more than 11 billion engagements across 600 million consumers and more than 100 global brands, the Amplify.ai platform optimizes the customer journey to build custom audiences, drive purchasing decisions, and develop brand loyalty. This technology is integrated throughout our ecosystem to provide users and brands with an array of powerful AI-based tools and analytics to enhance, track, and monetize their content through unique and personalized customer experiences.

Amplify.ai’s technology is incorporated into each piece of short-form and long-form content created within the Triller app or broader Triller ecosystem. As this content is shared across the internet and other social media platforms, advertisers gain visibility and control into where, when, and how their content is positioned in order to optimize engagement and performance. Amplify.ai’s end-to-end solutions also include conversational AI, comment moderation, and customer service integrations, which allow brands to build audiences and offer positive customer experiences while reducing the need for human agents.

Cliqz

In October 2021, we introduced Cliqz, a social messaging platform for the creator economy which uses a combination of ubiquitous SMS and social media messaging. This revolutionary offering enables creators to build audiences from their social media followers that they can manage and control without the algorithmic limits found on most social media platforms. The platform has attracted a diverse set of creators including Dixie and Charlie D’Amelio, two of the most successful social media influencers, and popular consumer brands.

FITE

Launched in 2012 and acquired by us in July 2021, FITE is an industry leading transactional digital live streaming     platform     for     sports     and     entertainment.     The     FITE     network     distributes     free-to-air content, pay-per-view events, and subscription videos on-demand (“SVOD”). The service offers 15,000+ hours of videos on demand and streams 1,000+ live events per year to more than 5 million registered users worldwide.

Originally dedicated to combat sports (including boxing, mixed martial arts, and professional wrestling), FITE has been an industry leading global digital distributor for countless marquee events by HBO, Showtime, Fox, Top Rank/ESPN, WWE, Triller Fight Club and more than 400 other publishers. To further develop our collection of long-form content and reach larger audiences, our programming has now expanded to include other sports and entertainment, such as tennis, basketball, and soccer – including acquiring the rights to CONMEBOL qualifiers for FIFA World Cup Qatar 2022.

Verzuz

Acquired by us in January 2021, Verzuz, is the brainchild of Swizz Beatz and Timbaland, two of the most successful and celebrated music producers of all time, who are now our stockholders and who continue to provide executive leadership for the business unit. Verzuz is a cultural phenomenon that pits two celebrity artists or groups in a sequence of performance battles during each episode. These events have expanded from digital only to include live audiences and are streamed on TrillerTV, FITE TV, Instagram, Facebook, YouTube and Twitch.

Since its inception, Verzuz has generated more than 20 billion impressions, with some episodes totaling more than 5 million views and replays. High-profile artists who have appeared and performed in the series include Ashanti and Keyshia Cole, Young Jeezy and Gucci Mane, Brandy and Monica, Ludacris and Nelly, and Fat Joe and Ja Rule. Coined the “Verzuz Effect,” artists have seen an as much a 400% increase in music streaming following their performances, and popular media outlets such as Rolling Stone, Billboard, Complex, and BET regularly cover the battles with their own commentary.

Triller Fight Club

In November 2020, we hosted our first ever pay-per-view combat sports event, a boxing match between Mike Tyson and Roy Jones Jr. We streamed a documentary mini-series leading up to the fight on the app and through an agreement with FITE, handled distribution of the event through pay-per-view platforms and FITE. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, music performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. To achieve the highest level of production quality, twenty-one cameras and special lighting were placed throughout the Staples Center to provide audiences with a detailed 360-degree view of the event on their devices. The event earned the largest number of buys ever for FITE, resulting in our registered users increasing approximately 40%, and trending as the number one grossing app in the United States that weekend. The program was also the best- selling event of the year and launched our “high-end live events business” to reach audiences beyond core boxing fans.

Building on the first event’s success, we introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view cards with “four-quadrant elements” carried over from the Tyson/ Jones event. Hosted by Snoop Dogg (who is also one of our stockholders), the fights make headlines with music and entertainment celebrities, internet personalities, and professional athletes who enter the world of boxing. With award-winning musical artists, including The Black Keys, Diplo, Doja Cat, and Justin Bieber delivering live performances, as well as celebrity guest appearances and commentators, the events feature never-before-seen production quality and entertainment to bring a variety of new audiences into the Triller ecosystem.

Triller Fight Club successfully launched Triad Combat, a new combat sport, in November 2021 in Arlington, Texas. The first event was a tournament between boxing and MMA superstars, competing in a specially designed triangular ring called the “The Triad.” The inaugural Triad Combat was hosted by Nick Cannon and featured one of the biggest acts in musical history: Metallica.

Although we have historically financed and produced Triller Fight Club events, in June 2022 we strategically repositioned the Triller Fight Club business to provide brand licensing as well as marketing and distribution services to licensed event promoters, typically under a revenue-sharing model wherein third party events are co-branded with Triller Fight Club intellectual property and distributed via FITE TV. As a result of our decision to move away from the match-making, production and staging of such events, the Triller Fight Club business is reported as discontinued operations in our consolidated financial statements events.

Bare Knuckle Fighting Championships

In August 2022 we acquired a controlling equity interest in BKFC, a licensed combat sports promoter that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and muay thai and the first combat sports promotion to hold a sanctioned and regulated event featuring bareknuckle fighting since 1889. BKFC participants compete in a patented “squared circle” ring and under rules modeled on those which governed bareknuckle fighting in the 19th century. We believe BKFC’s connection to the history of bareknuckle fighting and the pureness of the format render BKFC an integral component of our content offerings in the combat sports space.

TrillerFest

We introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the COVID-19 pandemic. The featured performances by Snoop Dogg, Marshmallow, Migos, Pitbull and other artists to generate millions of viewers worldwide.

Following the success of the first event, we organized a two-day TrillerFest concert in Miami in May 2021. The event was headlined by Lil Wayne, 2 Chainz and Tyga and could be attended live or streamed via pay-per-view on our platform.

Cross-Hype Syndication

Cross-Hype, which began as a feature in the Triller app to expand distribution of content to other platforms, was expanded in 2021 to help brands reach audiences that span multiple social platforms with a common measurement and engagement framework for consumer engagement outside of the walled-gardens of social media. This solution allows brands to reach specific audiences inside social media platforms including highly targeted followers of specific social media creators and influencers and to build retargetable audiences for that brand.

Assembly for Black Creators

In connection with our commitment to increasing the profile of creators who are often overlooked in an increasingly saturated social content landscape, in November 2021 we announced the rollout of the Assembly for Black Creators (the “ABC”). The ABC is an initiative wherein we partner with exemplary up-and-coming black creators by elevating their profiles on the Triller app and pitching their talents to brands with whom we have relationships, receiving content creation and event appearance services in exchange. Concurrently with the announcement of the program, which we initially expected to run for roughly one year, we budgeted approximately $7.2 million to cover monthly cash stipends of $2,000 per month for an anticipated 300 participants and reserved units allocable from our equity incentive plan valued at approximately $7.2 million for the future issuance of options to participants. Creators who participate in the program also receive a majority share of any revenue that we receive from brands that enlist these creators to promote the brands’ products and services. Since inception, approximately 200 creators have executed agreements to be part of the program and we have paid approximately $1.2 million in monthly stipends and revenue share. The ABC program remains in effect and, in light of the success of the program, we expect to expand the Assembly for Black Creators in 2023 and beyond.

Our NFT Platform

We introduced our NFT platform in April 2021 with an auction of NFTs featuring iconic imagery from Triller Fight Club events spanning boxers, celebrities and musicians. In December 2021, during Art Basel Miami, we introduced the first auction of NFTs associated with original physical artwork, featuring the works of world-renowned artist Jean-Michel Basquiat. Consistent with our iconic strategy of creating events that attract broad global audiences, the event featured musical performances from Busta Rhymes, French Montana and D-Nice and was heralded a “must-see” event at Art Basel.

Our NFT marketplace allows purchasers to view and purchase NFTs that we license or sponsor. We promote each NFT with a detailed description of the purpose and asset or assets, if any, attached to such NFT, along with a description of the number of NFTs attached to such asset or assets. All policies, including terms and conditions and privacy policies governing the sale, are visible on the marketplace website.

We negotiate our fees and commission structures with each licensor for an NFT project on a project-by-project basis. We generally take a percentage of the initial sale after expenses, often approximately 15% but may be higher based on our role and the nature of the project, and a lesser percentage on subsequent sales. To date, our NFTs have generated less than $20,000 in revenue.

In each case, we license the relevant intellectual property directly from the copyright holder and do not acquire any intellectual property other than the limited license to mint and sell the NFT. The sale of an NFT does not transfer intellectual property rights to the purchaser other than ownership of such NFT.

We utilize a third-party shopping experience provider (the “SaaS Provider”) that accepts most broadly-traded cryptocurrencies; to date, however, we have only accepted Ethereum and Polygon. Our agreement with the SaaS Provider stipulates that the provider must rapidly convert all inbound cryptocurrencies into U.S. Dollars in order to mitigate the risks associated with market price fluctuations of cryptocurrencies. Conversion transactions are effectuated in either (i) in an automated manner, in which case the SaaS Provider utilizes Coinbase, a leading cryptocurrency exchange, or (ii) a manual manner, in which case the SaaS Provider searches various exchanges for favorable rates and executes the conversion on the exchange of its choosing. There has been one known instance where a counterfeit NFT was promoted on a different marketplace similar to a licensed NFT that we have promoted. In that instance, we notified the rights holder and assisted in facilitating a successful takedown of that counterfeit NFT.

In light of the nascent, rapidly evolving and uncertain legal landscape applicable to cryptographic digital assets such as cryptocurrencies and NFTs, our NFT business by necessity involves the making of risk-based judgments. We monitor legal and regulatory developments in the space and engage in regular discourse with our outside legal counsel at internationally recognized law firms in our efforts to ensure we operate our NFT business in a manner compliant with all applicable laws, including laws that might require our NFT offerings to be registered under U.S. federal and state securities laws unless an exemption from registration is available. We also retain certain consultants who advise on the business and legal risks related to our NFT business. For a discussion of the risks associated with our NFT marketplace, see “Risk Factors – Risks Related to Our NFT Business.”

Business Growth Opportunities

We are disrupting the creator and content economics by fixing the economic imbalance between creators and platforms. We believe creators deserve greater participation in the monetization of their content. Even during our infancy, our AI-powered platform is delivering superpowers to creators and brands. We continue to further this mission by enhancing our platform through strategic acquisitions that bring new technology to our customers. By bolstering our ecosystem with new capabilities, we have established multi- platform synergies that drive traffic, personalized engagement, and monetization for creators, artists and brands. We believe it will significantly scale our partner relationships through our business growth opportunities.

Our Competitive Strengths

Economic efficiencies of artificial intelligence

Our investments in AI-powered tools for content development, content moderation, and audience management allows us to deliver a more robust solution at a lower price than current approaches.

Machine learning technology

We have been able to engage hundreds of millions of users to create one of the largest Natural Language Processing datasets in the world. The sophistication of our algorithms provide an opportunity to create compounded distance and differentiation against later entrants into the space.

A large, expanding and engaged user base

Millions of users interact with short form content on our social media platform or content that is enabled using our Cross-Hype technology on other social media platforms.

Positioned Where the Consumer is Going in Experiential Value

According to a study conducted by Expedia and The Center for Generational Kinetics, LLC, 74% of Americans place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in our portfolio of events across sports, music, art and fashion.

Rising Importance of Social Influencers, Social Selling and Live Selling

Social influencers are increasingly tapped by global brands to enhance consumer awareness and to drive e-commerce sales. Additionally, live selling of products and services via short-form and long-form content has already exceeded $100 billion in China and is quickly growing in other parts of the world. We are uniquely positioned to enable this growing market.

Creating Asymmetric Risk / Reward Opportunities

We believe that the insights that we have gained from our unique position in the content ecosystem, social media and e-commerce transactions gives us access to a vast amount of information that reduces the risk of organic investment and mergers and acquisitions. Our team, with the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions gives us a unique ability to evaluate potential merger and acquisition opportunities and identify integration synergies and better explosive revenue growth potential. Our executive officers, manager and board members have amassed decades of knowledge, experience and relationships, giving us unparalleled insights into markets and opportunities that enable us to construct incentive structures to attract successful entrepreneurs and visionaries to partner alongside us to form a successful collaboration.

Perpetual Demand for Premium Content

Our platform allows us to participate in industries that are benefitting from increasing demand for content in all forms. We are positioned at the center of this demand through our owned and licensed entertainment and media properties, our distribution platforms and additional platforms where we are integrated. We operate across all genres and benefit regardless of how and where the demand for this content is fulfilled. Premium sports and entertainment content values have consistently appreciated as new distribution modes and technologies broaden access and enhance the consumer experience. As digital video distribution services such as ESPN+, Disney+, Peacock, HBO Max and others have proliferated in recent years, demand has surged with more than 500 original shows airing in 2019, compared to 288 in 2012, according to an industry study. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to us as well as the artists and influencers with whom we partner.

AI-powered, Multi-Platform Advertising Tech and Marketing Tech Solutions

We provide display, audio and video advertising and measurement technology across our own and integrated distribution platforms. Our brand partners that engage in marketing, advertising and sponsorships, have the ability to leverage the social media accounts of thousands of creators, influencers and tastemakers on our platform to reach their coveted followers. With the benefits of AI and machine learning technologies, our partners can create, execute and optimize immersive brand experiences across the entire customer journey from awareness to purchase to loyalty programs. We believe we are well-positioned to continue to innovate in this market.

Our Growth Strategies

Leverage Our Platform to Expand Globally and Increase Platform Productivity

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The convergence of the sports, entertainment, live events, and digital technology ecosystems have expanded use cases, exposure and monetization opportunities for our intellectual property, content and experiences, and for our partners and clients. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients, attract new clients and partners, and access proprietary acquisition and investment opportunities that contribute to our growth and strengthen our network.

Expand Our Experiential Offering

The concert, sports, and live entertainment categories have been increasingly prioritized over material goods by younger demographics. With a portfolio of multiple entertainment, media and technology platforms and experiences, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities.

Invest in Adjacent High Growth Industry Segments

Our global platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Many of our businesses have historically grown faster than their industry benchmark. Our 2019-2021 growth has been higher than the industry during the same time period as our platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments for example the expansion of the Verzuz brand from music battles to e-gaming battles. We expect to successfully execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Unique Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our global Triller platform. We have successfully completed six mergers and acquisitions since 2019: Triller, Inc., Amplify.ai, FITE, Halogen, Thuzio and Verzuz. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our network. We believe that a highly curated owned intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes our platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, if needed.

Utilizing Technology to Enhance User/Subscriber Experience and Operate Efficiently

We utilize proprietary technology developed in-house to measure and manage user acquisition, engagement and monetization. We believe these insights and methods will result in improved customer acquisition, retention and satisfaction.

Develop Innovative Marketing, Advertising and Commerce Products

We continue to develop advertising products that are compelling for our partners and clients without compromising the experience for our users. We will continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to our platform.

Expand Content Verticals

Our journey that started with music has successfully expanded to sports, fashion, lifestyle and entertainment. Our AI-powered recommendation engine personalizes the content experience to better suit an individual user. Over the long term we think there is an opportunity to continue to expand to other types of content and experiences.

Our Business and Industry Opportunity

We primarily operate in the North American live sports and digital media industry, and offer diverse products and offerings that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more unique interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

Although the COVID-19 pandemic shutdown many events, the top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Our portfolio of content is well positioned to take advantage of this trend. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include costs to curate and produce events, as well as shifting customer preferences.

We believe our platform, which includes Triller Fight Club, Verzuz, TrillerTV, TrillerFest and FITE TV is at the core of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. We have the ability to create, procure and cultivate satisfying consumer content, all while successfully completing strategic acquisitions and further expanding our capabilities.

E-Commerce Industry

Our market includes the global e-commerce market, which is estimated to grow to $5 trillion dollars globally by 2022 according to the Global Ecommerce Update 2021 report. The U.S. online retail sales have been estimated to be approximately $886 billion in 2021, which represents a 16.2% increase from $762.68 million in 2020, according to the 2021 Ecommerce Market Report released by Digital Commerce 360. A primary growth driver for global e-commerce marketing spend has been the dramatic shift away    from traditional brick-and-mortar commerce to e-commerce due to the COVID-19 pandemic but is expected to expand due to the convenience of online shopping and returns. In 2021, U.S. online sales increased 16.2% year over year and is estimated to continue to grow at a 14% rate in 2022 according to the 2021 Ecommerce Market Report by Digital Commerce 360. To capitalize on this growth and generate revenue, we will have to continue to innovate and offer marketers a set of unique capabilities across our open-garden platform that cannot be easily replicated elsewhere.

Content Spend (Film & TV) Industry

Our market includes linear and digital media distributors. As of December 20, 2021, global content spend was expected to exceed $220 billion in 2021 according to Ampere Analysis, representing a 14% growth over the previous year. This increase has been driven by subscription video on demand platforms. Another growth driver for global content spend has been the dramatic expansion of the global OTT media industry. According to Ampere Analysis, subscription OTT services increased investment in content by 20% in 2021 to nearly $50 billion representing a growth of over 50% as compared to 2019. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content.

Experiences (Sporting Events, Concerts & Performing Arts Ticket Segments)

The sporting events, concerts, and performing arts segments are core to our live events, entertainment properties and experiences operations. Our market constituents primarily include retail consumers, sponsors and corporate customers. The events ticket market has the potential to grow by $14.98 billion during 2021 to 2025 and is expected to grow at a compound annual growth rate (“CAGR”) of 6%, according to Technavio. This growth will be driven by the increasing use of mobile apps for booking tickets. The global sporting events segment, representing the largest segment of the global ticketing segment, reached $49 billion in 2019 and is expected to grow at a CAGR of 5% to $64 billion in 2024, largely driven by the increasing popularity of sports and rising consumer preferences for in-person events. While less substantial than sports, the performing arts ticket segment reached $9 billion in 2019 and is expected to grow at a CAGR of 4% to $11 billion in 2024, driven by growing demand for unique live art performances. According to the Bureau of Economic Analysis, average annual US consumer expenditure growth on experience-related services is 66% higher vs. goods (2014 — 2019). Additionally, according to data from the OECD, U.S. experiential spend grew 2.2 times faster than the real GDP from 1979 to 2019.

Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry with rights values appreciating consistently over the past decade. Our market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2021, the value of global sports media rights totaled $52.1 billion, a 16% increase from the previous year, according to Sports Business Consulting’s Global Media Report 2021. According to the Business Research Company’s report, the global sports market as a whole is expected to reach $556.1 billion in 2023 and grow at a CAGR of 8% from 2021. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags. The contract values underpinning industry revenues are locked-in long-term, offering a high degree of visibility.

Marketing and Licensing

We are active in the global marketing and brand licensing industries, which based on the collective reported revenues of from IPG, WPP, Omnicom, and Dentsu totals approximately $45 billion, plus $15.8 billion reflecting the royalty revenue for brand owners per Licensing International’s 2020 Global Licensing Survey. Our market constituents include corporate clients seeking brand marketing or IP owners looking to license their brands. Our licensing work is closely attached to the global licensing industry. According to Licensing International’s survey, global sales revenue from licensed merchandise and services grew to $292.8 billion in 2019. The entertainment/character sector remained the leading market share category by far, accounting for $128.3 billion, or 43.8% of the total global licensing market, the second largest sector was corporate brands with $60.1 billion (20.5%) and sports licensing totaled $28.9 billion, (10%) as the fourth largest sector.

Digital Advertising and Marketing Automation

The digital ad market is expected to surpass $300 billion by 2025, according to Insider Intelligence, eMarketer. For 2022, ad spending across 16 media platforms is forecasted to reach $173 billion, according to BIA Advisory Services. Over half of the ad spending is anticipated to be focused on digital media, and within digital media spending $36.7 billion is anticipated to go to mobile ad spending for smartphones. Marketing technology and marketing automation are a growing trend. 51% of companies are currently using marketing automation and 58% of B2B companies plan to adopt such technology. According to Sales Fusion, 77% of business owners had an increase in conversion after using marketing automation software. Key trends in marketing automation for 2022 include personalized email automation, social media marketing automation, chatbots, and machine learning and AI.

SMS and Artificial Intelligence Marketing

SMS marketing allows businesses to reach consumers directly through their phones. There are 10.97 billion mobile connections and 3.9 billion smartphone users, accounting for 48.3% of the world’s population. 84% of consumers receive text messages from companies. Click through rates for SMS marketing is 19.3% (as compared to 4.2% for email marketing messages). It is expected that in 2022 SMS marketing spend will reach $247.510 billion, and in 2023 for 3.5 trillion SMS business messages to be sent. AI technology can be used in SMS marketing and more broadly across the technology marketing sphere. The AI market is anticipated to reach $190.61 billion globally by 2025 and is expected to generate revenues of $119 billion. 52% of high performing marketing teams are looking to increase their usage of artificial intelligence. Additionally, 83% of early adopters have seen either substantial (30%) or moderate (53%) economic growth.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the “TrillerVerz,” “Triller,” “Triller Fight Club,” “TrillerFest,” “Triller TV,” “Verzuz,” “FITE,” “Cliqz” and “Triller NFTs” brands in addition to the trademarks and copyrights associated with our content, events, and the rights to use the intellectual property of our commercial partners. Substantially all of our IP and owned assets that we acquire is protected by trademarks and copyright, whether registered or unregistered.

Competition

The entertainment, live event, sports, and content industries in which we participate are highly competitive. We face competition from alternative providers of the services, content, and events us and our clients and owned assets offer and from other forms of entertainment and leisure activities. We face competition from other live, filmed, televised and streamed entertainment, including competition from other companies in the media rights industry. We face competition from sports leagues, associations, promotions, and events. For a discussion of risks relating to competition, see “Risk Factors — The markets in which we operate are highly competitive, both within the United States and internationally.”

Other Internet Companies

The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to digital advertising. We compete for online advertisers with other internet companies, including major media companies, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, TikTok, Snap and Twitter, have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Facilities

Our corporate headquarters is located in Los Angeles, California and we have regional offices in New York, New York, New Delhi (Noida) (India) and Sofia (Bulgaria). We also have a presence through service provider relationships in other international markets including London (United Kingdom), Paris (France), São Paulo (Brazil). All of our facilities are leased.

Human Capital

As of September 30, 2022, we employ and engage the services of                employees and service providers across our enterprise.

Legal Proceedings

From time to time, we have and we may become involved in legal proceedings arising in the ordinary course of business, including claims related to our employment practices, intellectual property and commercial arrangements. Any claims could result in litigation against us and could result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business. Defending such litigation is costly and can impose significant burden on management and employees. Further, we could receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurance that favorable final outcomes will be obtained. We are currently not a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors following the Reorganization. Our executive officers will be elected by, and will serve at the discretion of, our board of directors.

Name	Age	Position
Executive Officers
Mahinda de Silva	58	Chief Executive Officer, Director, and Chairman of the Board
Paul Kahn	53	Chief Financial Officer and Secretary
Mike Lu	41	President and Director
Joseph Smarr	41	Chief Technology Officer

Non-Employee Directors
Bobby Sarnevesht	46	Director
Adel Ghazzawi	51	Director
Arash Pournouri	41	Director

Other Key Leaders
Steve Pamon		President of Verzuz
Prem Parameswaran		President of Corporate Finance & Investor Relations
David Tretreault		President of TFC
Kosta Jordanov		Head of B2B Services
Tasha Nikpey		Head of Partnerships

Family Relationships

There are no family relationships among any of the directors or executive officers.

Executive Officers

Mahinda de Silva has served as our Chief Executive Officer and Chairman of the board since April 2021 and as a member of our board since October 2019. He was previously Chief Executive Officer and Chairman of the board for Amplify.ai before we acquired it. He also served as Chairman of the Board of Directors at Noventis Inc, which was acquired in 2019 by WEX Inc (NYSE: WEX). Mahi has been a strategic advisor to Opera Software, ASA, and Chief Executive Officer of Opera Mediaworks Inc., the largest subsidiary of Opera Software. Mahi also served on the leadership team at VeriSign (NASDAQ: VRSN) for ten years. Mahi is the author of seven U.S. patents in Image Processing, Object Oriented Programming, Security, Electronic Payments, Advertising, Messaging and Artificial Intelligence. We believe Mr. de Silva is qualified to serve as a member of our board due to his successful history in the technology industry and knowledge of our space.

Paul Kahn has served as our Chief Financial Officer since January 2021 and our Secretary from January 2021 to November 2021 and since October 2022. Prior to joining us, Mr. Kahn was the Chief Financial Officer of Warner Chappell Music and sat on its Finance Transformation Steering Committee. Prior to Warner Chappell, Mr. Kahn spent two years as Senior Vice President of Viacom (NASDAQ: VIAC) and six years as Chief Financial Officer of EMI Music North America. Mr. Kahn was also Chief Financial Officer of Primedia’s Business Information Group and General Partner of Himalaya Capital. Mr. Kahn began his career as a Senior Auditor with Ernst & Young. Mr. Kahn holds a BS degree from Binghamton University and an MBA from Columbia Business School.

Mike Lu has served as our President and a member of our board since 2019. Mr. Lu has over 16 years of product and technology experience working in mobile/social games and online media. Prior to joining us, Mr. Lu was the co-founder of Fusion8, which was acquired by popular social media company RockYou in 2016. Mr. Lu was previously the Vice President of Product at GREE. Before GREE, Mr. Lu was one of the first employees at

YuMe (NYSE: YUME), an online video advertising technology company. Mr. Lu is also a restaurateur working with notable chefs like Dominique Crenn of Atelier Crenn. We believe Mr. Lu is qualified to serve as a member of our board due to his proven track record as an entrepreneur and his successful history in product, technology, and social media.

Joseph Smarr has served as our Chief Technology Officer since November 2021. Mr. Smarr was previously Principal Software Engineer at Google and worked on natural language understanding for the Google Assistant. Previously, Mr. Smarr worked on Google Photos (co-creator of its stories feature) and was a founding technical lead of Google+. Before that, Mr. Smarr was Plaxo’s Chief Technology Officer, where he led their initiative to open up the social web. Mr. Smarr has served on the Board of Directors of the OpenID Foundation and OpenSocial Foundation. Mr. Smarr has BS and MS degrees from Stanford University in Symbolic Systems.

Non-Executive Officer Directors

Bobby Sarnevesht has served on our board since August 2019. Mr. Sarnevesht has been a Partner at Proxima Media, a firm which has financed more than 400 films, since February 2018. Mr. Sarnevesht was a Partner for BASM, a health care surgical management company, from 2003 until 2018. Mr. Sarnevesht has founded and sold several companies, including MemoryMedia, a recordable CD Media company, and MyHomey, a real estate purchasing platform. We believe that Mr. Sarnevesht is qualified to serve as a member of our board due to his extensive leadership experience.

Adel Ghazzawi is the Managing Partner of Tribeca Corporate Services. Mr. Ghazzawi has played an active role in the financial services sector for over 22 years and has experience raising capital for private equity, real estate, infrastructure, venture capital, and late-stage IPOs. Mr. Ghazzawi has worked with companies including The Related Group of Companies, Lion Capital, Capri Capital, BTG Pactual, NGP, Grosvenor, Stepstone, Disruptive Technology Advisers and Mastry Capital. Mr. Ghazzawi is an advisor or board member for numerous regional and international companies including Pop ID, Septech Saudi Arabia, Zension, LIVIT Hospitality, Cove Beach Holding, ESCAPES, MOON Ultra, Brightfox, Heavensake and Dominos China. Mr. Ghazzawi has also served on the board of the Young Presidents’ Organization (YPO) in the UAE, the MENA Regional Board, and The East West Institute think tank in New York. We believe Mr. Ghazzawi is qualified to serve on its board due to his extensive experience in finance and as a business advisor.

Ash Pournouri is the founder and CEO of the UNLTD Group. A seasoned entrepreneur, Mr. Pournouri previously founded and served as CEO of At Night Management, an artist management company that had a roster of clients including global superstar Avicii. We believe Ash is qualified to serve as a member of our board due to his extensive experience in entertainment, brand marketing and social media.

Other Key Leaders

Steve Pamon has served as President of Verzuz since 2022. Mr. Pamon is the former President and Chief Operating Officer of Global Entertainment at Beyoncé’s management and production company, Parkwood Entertainment. At Parkwood Entertainment, he led the commercial success in the media, entertainment, event production, and consumer products business, as evident in the Super Bowl 50 Halftime Show, Lemonade visual album, 22 Days Nutrition, The Formation World Tour, AEG’s Coachella Festival Performance, Netflix’s Homecoming documentary, On the Run II World Tour, Everything is Love album, Global Citizen Africa Festival, Adidas/Ivy Park partnership, Disney’s The Lion King: The Gift album and the Disney+ film “Black Is King”, among many others. In addition, Mr. Pamon’s team managed the careers of rapper/songwriter, Ingrid and actresses/musicians, Chloe x Halle. For his work as an Executive Producer, Mr. Pamon has received 2 Emmy nominations and 2 Grammy nominations, and is both a Grammy Award winner for Homecoming and a Peabody Award winner for Lemonade. Mr. Pamon holds both an MBA from Stanford University Graduate School of Business and a BA in business administration from Morehouse College.

Prem Parameswaran has served as President of Corporate Finance and Investor Relations since 2022. Mr. Parameswaran has been in Media, Entertainment & Technology finance for over 30 years as both an investment banker as well as President and Chief Financial Officer of a public listed company. Prior to joining us, Mr. Parameswaran had been with Eros International (NYSE:ESGC) for the past seven years. Mr. Parameswaran had a 23-year career in investment banking. Mr. Parameswaran was Global Head of Media & Telecommunications investment banking at Jefferies & Company, Inc. Prior to that Mr. Parameswaran was a Managing Director, Americas Head for the Global Telecommunications and Media Group in the Investment Banking Division at Deutsche Bank and had prior roles at Goldman Sachs and Saloman Brothers. Mr. Parameswaran was nominated in 2019 and subsequently sworn into President Donald J. Trump’s Presidential Advisory Commission for Asian Americans and Pacific Islanders. Mr. Parameswaran received a BA from Columbia University and an MBA from Columbia Business School.

David Tretreault has served as President of Triller Fight Club since February 2022 following executive stints at Golden Boy Promotions, FOX, Warner Bros. and Sony. Mr. Tretreault also serves as an Adjunct Professor for the University of San Francisco in the prestigious Sports Management Masters’ program and chairperson of the Board of Directors for the Dean’s Advisory Board at California State University, Los Angeles’ School of Business and Economics. Mr. Tretreault holds a BA and MA from California State University, Los Angeles, and a MFA from UCLA.

Kosta Jordanov is our head of B2B Services and runs our video streaming business. Mr. Jordanov joined in 2021 after selling FITE, the company he launched with partners in 2016. At FITE, Mr. Jordanov built the leading digital pay-per-view platform with over 10M users and 400+ content partners and streamed the world’s largest pay-per-view events driving multi-million dollar revenue events. Prior to FITE Mr. Jordanov was a passionate entrepreneur who founded and ran several software companies with successful exits to SAP, Comptel (Nokia) among others. Mr. Jordanov studied Computer Science and Macroeconomics in Bulgaria and started his professional career at IBM.

Tasha Nikpey has served as our Head of Partnership since 2021. With over 22 years of experience in operations, hospitality, international expansions and startups, Ms. Nikpev has worked for Sbe, Soho House and 1hotels. Ms. Nikpev is a growth accelerator, helping businesses achieve optimized operations and efficient expansion plans. During her time as Vice President of Operations at Sbe, Ms. Nikpev managed over 150 hospitality startups in multiple cities such as Los Angeles, Dubai, Vegas Texas and more. Ms. Nikpev contributed to the success of such well-known brands as 1Hotels, Soho House & Madera Group.

Controlled Company

Following the Reorganization, Ryan Kavanaugh and Bobby Sarnevesht, our founders, together with entities and trusts they or their family members control, will control a majority of our outstanding voting power. As a result, we will be a “controlled company” under the corporate governance rules of Nasdaq. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee of independent directors or an independent nominating function. In light of our status as a controlled company, we will not to have an independent board, a compensation committee of independent directors or an independent nominating function.

Board Composition and Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignations or until otherwise determined by the board of directors. The audit committee, compensation committee and nominating and corporate governance committee each will operate under a written charter adopted by the board of directors, all of which will be available on our website.

Director Independence

The board of directors has determined that, under Nasdaq listing standards and taking into account any applicable committee standards and rules under the Exchange Act, each of                , Frank Schilling and Adel Ghazzawi will be an independent director. All members of the audit committee will be independent directors under the applicable Nasdaq listing standards for service on the audit committee.

Audit Committee

Adel Ghazzawi and                  will serve as members of the audit committee, and                 will serve as the chairperson of the committee. Our board of directors has determined that                 is an audit committee financial expert, as defined by the SEC, and the other members of the audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards. We expect that all members of the audit committee will be “independent” under the standards of Nasdaq and SEC regulations. The functions of the audit committee will include the following:

•

assist the board of directors in its oversight responsibilities regarding the integrity of financial statements, compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and accounting and financial reporting processes of and the audits of financial statements;

•	prepare the report required by the SEC for inclusion in annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants;

•	review and approve related party transactions; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter.

Compensation Committee

Bobby Sarnevesht will serve as a member of the compensation committee, and Mahinda de Silva will serve as the chairperson of the committee. The functions of the compensation committee will include establishing salaries, incentives and other forms of compensation for officers and other employees and administering incentive compensation and benefit plans. The specific functions and responsibilities of the compensation committee will be set forth in the compensation committee charter. As we will be a controlled company under the Sarbanes-Oxley Act and rules of Nasdaq upon the listing of our Class A common stock, we will not be required to have a compensation committee composed entirely of independent directors.

Nominating and Governance Committee

Adel Ghazzawi and Bobby Sarnevesht will serve as members of the nominating and governance committee, and Mahinda de Silva will serve as the chairperson of the committee. The functions of the nominating and governance committee will include identifying, evaluating and recommending qualified nominees to serve on the board of directors, developing and overseeing internal corporate governance processes and maintaining a management succession plan. The specific functions and responsibilities of the nominating and governance committee will be set forth in the nominating and governance committee charter. As we will be a controlled company under the Sarbanes-Oxley Act and rules of Nasdaq upon the listing of our Class A common stock, we will not be required to have a nominating and governance committee composed entirely of independent directors.

Code of Ethics and Code of Conduct

Prior to our listing, we will adopt a written code of ethics and conduct that will apply to our directors, officers and employees. We intend to post on our website a copy of the code and all disclosures that are required under the Exchange Act or Nasdaq rule concerning any amendments to, or waivers from, any provision of the code.

Director Compensation

None of the individuals who are expected to be members of our board of directors received compensation for service as a director of us or any of our subsidiaries during fiscal year ended December 31, 2021. Mr. Sarnevesht is party to an employment agreement that will be terminated at or prior to the effectiveness of the registration statement of which this prospectus forms a part and received compensation pursuant to such agreements. See “Certain Relationships and Related Party Transactions—Bobby Sarnevesht Employment Agreement.” However, Mr. Sarnevesht has not received compensation for services as a member of our board of directors and will not serve as an executive officer.

Following our listing, compensation for our directors will be determined by our board. We anticipate that compensation for service on our board of directors will be provided only to non-employee directors. Under the non-employee director policy, non-employee directors will be eligible to receive compensation for service on our board of directors and its committees.

EXECUTIVE COMPENSATION

This section sets forth historical compensation information for Messrs. de Silva, Kahn and Lu in their capacity as executive officers. We are providing compensation disclosure to satisfy the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth the annual compensation for the principal executive officer and the two most highly compensated executive officers (the “Named Executive Officers”), during our fiscal years ending December 31, 2020 and December 31, 2021.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mahinda de Silva	2021	—	—	—	—	—
Chief Executive Officer	2020	N/A	N/A	N/A	N/A	N/A

Paul Kahn	2021	$793,893	$150,000	$3,185,022	$8,700	$4,139,636
Chief Financial Officer	2020	N/A	N/A	N/A	N/A	N/A

Mike Lu	2021	$490,406	$500,000	$2,300,076	$8,700	$3,301,203
President	2020	$308,333	—	$11,227,551	$8,550	$11,544,434

(1)

Amounts in this column represent the dollar value of base salary earned by the Named Executive Officers during 2021 and 2020. At his own recommendation to the board of directors, Mr. de Silva elected to forego any compensation for 2021.

(2)

Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for warrants to purchase Class B common units of Triller Hold Co LLC granted in 2021 and 2020. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(3)	Amounts reported in the “All Other Compensation” column consist of profit sharing contributions under our 401(k) plan.

Narrative to Summary Compensation Table

Employment Agreements

Mahinda de Silva

We are not party to an employment agreement with Mr. de Silva, who became chief executive officer on April 14, 2021. At his own recommendation to the board of directors, Mr. de Silva elected to forego any compensation for his services in 2021.

Paul Kahn

We entered into an employment agreement with Mr. Kahn effective as of October 22, 2020, which provides for an initial two-year term starting on January 3, 2021 unless terminated sooner, after which his employment will be at will. The agreement provides Mr. Kahn with (i) an annual base salary of $800,000 for 2021 and an automatic 5% increase on January 3, 2022, (ii) a signing bonus of $150,000, (iii) eligibility for an annual performance-based bonus, (iv) reimbursement of reasonable legal fees incurred in connection with negotiating the agreement, (v) eligibility to participate in any benefit plans generally made available to other senior executives, (vi) 30 paid vacation days each year of the term, (vii) reimbursement of reasonable business expenses, including business class flights, hotel accommodations, ground transportation and rental car, dining and business-related entertainment expenses (or first class if other C-level executives are permitted to travel first class), and (viii) the grant of a warrant to purchase our Class B common units, the material terms of which are described below.

Mike Lu

We are not party to an employment agreement with Mr. Lu. Mr. Lu receives an annual salary of $500,000 per year and is eligible for employment benefit programs in general effect for our employees, three weeks of paid time off each year, and reimbursement of reasonable and necessary business expenses.

Warrant Agreements

On October 2, 2020, we issued a warrant to Mr. Lu entitling him to purchase 4,486,792 of our Class B common units at a purchase price of $2.035 per unit, and on January 14, 2021 issued a second warrant entitling Mr. Lu to purchase an additional 1,000,000 of our Class B common units at a purchase price of $8.3579 per unit.

On October 22, 2020, we issued a warrant to Mr. Kahn entitling him to purchase 1,495,597 of our Class B common units at a purchase price of $3.3431 per unit.

Each of Mr. Lu’s and Mr. Kahn’s warrants vests in equal monthly installments over 24 months beginning one month after its date of issuance as long as the executive remains employed through each vesting date, and is otherwise exercisable for a term ending on the tenth anniversary of the issuance date or, if earlier, on the first to occur of an initial public offering of the Class B common units or of certain “liquidity events,” including a dissolution or liquidation of us or a merger or certain other sales transactions involving us or our subsidiaries. The vested portion of each warrant may be exercised by the executive by paying the aggregate exercise price in cash or cash equivalents or by a “net exercise” whereby we withhold a sufficient number of units to cover the aggregate exercise price. All warrants will be automatically exercised upon the occurrence of an initial public offering or liquidity event before the expiration date.

Each of the warrant agreements described above provides for us to pay all expenses in connection with, and all taxes and other governmental charges that may be imposed on the executive with respect to the issuance of Class B common units on exercise of the warrant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards for the Named Executive Officers as of December 31, 2021 (provided on an as-converted basis giving effect to the Reorganization).

	Option Awards
Named Executive Officer	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)		Option expiration date
Mahinda de Silva	—		—			—	—
Paul Kahn		(1)		(1)	$		October 22 2030
Mike Lu		(2)		(2)	$		October 2, 2030
		(3)		(3)	$		January 14, 2031

(1)	Mr. Kahn’s warrant granted on October 22, 2020 is subject to a 24-month vesting schedule, vesting 1/24th on November 22, 2020 and on the 22nd of each month thereafter until fully vested.
(2)	Mr. Lu’s warrant granted on October 2, 2020 is subject to a 24-month vesting schedule, vesting 1/24th on November 2, 2020 and on the 2nd of each month thereafter until fully vested.
(3)	Mr. Lu’s warrant granted on January 14, 2021 is subject to a 24-month vesting schedule, vesting 1/24th on February 14, 2021 and on the 14th of each month thereafter until fully vested.

Pension Benefits and Nonqualified Deferred Compensation

We provide all eligible full-time employees, including the Named Executive Officers, with the opportunity to participate in a tax-qualified 401(k) savings plan. During 2021, Messrs. Kahn and Lu participated in the 401(k) plan. The Named Executive Officers do not participate in, or otherwise receive any benefits under, any other pension or retirement plan or any nonqualified deferred compensation plan during our fiscal year ended December 31, 2021.

Potential Payments Upon Termination or a Change in Control.

Employment Agreements

Mr. Kahn’s employment agreement provides that if his employment is terminated by us without “Cause” or by himself for “Constructive Termination Without Cause” (as each term is defined in the agreement) during the term of the agreement, he will be entitled to (i) severance payments equal to his base salary for the greater of one year or the remaining term of the agreement (the “severance period”), payable over the severance period in accordance with our normal payroll practices, (ii) immediate vesting of all unvested warrant units and (iii) continuation of all medical, dental and other healthcare benefits for the remainder of the severance period. Mr. Kahn’s entitlement to such severance benefits is conditioned on his signing and non-revocation of a release of claims against us. In addition, if Mr. Kahn dies or becomes disabled during the term of the agreement, Mr. Kahn or his estate will be entitled the severance payments and immediate vesting of unvested warrant units identified in the preceding clauses (i) and (ii).

Warrant Agreements

Under their respective warrant agreements described in the section titled “Narrative to Summary Compensation Table” above, in the event of a “Change of Control Transaction” each of Mr. Kahn’s and Mr. Lu’s unvested warrants will become 100% vested and fully exercisable. The warrant agreements define a “Change in Control Transaction” as (i) a consolidation or merger of us with or into any other corporation or corporations in which the holders of our outstanding units immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain units representing a majority of the voting power of the surviving corporation or such consolidation or merger; (ii) any transaction or series of related transactions in which a person or group acquires units or other securities entitled to vote for a majority of our board of directors; or (iii) a sale of all or substantially all of our assets.

Omnibus Incentive Plan

In connection with our listing, we intend to adopt our Omnibus Incentive Plan. The following is a brief description of the material features of the Omnibus Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and is qualified in its entirety by reference to the Omnibus Incentive Plan.

Administration

The Omnibus Incentive Plan will be administered by the compensation committee or a subcommittee if required in compliance with Rule 16b-3 promulgated under the Exchange Act, or if no such committee or subcommittee exists, our board of directors (referred to as the “Committee” for purposes of this description). The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any of our current or prospective employees, directors, officers, consultants or advisors or our affiliates will be eligible for awards under the Omnibus Incentive Plan. The Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized

We have reserved an aggregate of                shares of our Class A common stock for issuance pursuant to awards under the Omnibus Incentive Plan, all of which may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, in respect of service as a member of the board of directors during such year will be $                 (excluding any one-time awards granted in connection with the Reorganization a director’s initial appointment to the board of directors). If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, any shares subject to such award will again be available for future grants. Any shares that are used to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan.

Change in Capitalization

If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, the Committee will make certain necessary or appropriate adjustments to the terms of the Omnibus Incentive Plan and awards in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or such other equitable substitution or adjustments as the Committee may determine appropriate.

Awards Available for Grant

The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine, which are referred to herein as “Substitute Awards.”

Stock Options

The Committee will be authorized to grant options to purchase shares of our Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. The exercise price for an option will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) per share of our Class A common stock at the time of grant (except with respect to Substitute Awards). The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder).

However, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by our insider trading policy, the option’s term will be extended automatically until the 30th day following the expiration of such prohibition. The Committee will determine the methods and form of payment for the exercise price of an option (including, in the Committee’s discretion, payment by delivery of shares of our Class A common stock, by means of a broker-assisted cashless exercise mechanism or by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes).

Stock Appreciation Rights

The Committee will be authorized to award SARs under the Omnibus Incentive Plan. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock underlying each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant.

Restricted Stock

The Committee will be authorized to grant awards of restricted stock under the Omnibus Incentive Plan. Restricted stock is Class A common stock that is generally non-transferable and is subject to other restrictions determined by the Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

Restricted Stock Unit Awards

The Committee will be authorized to grant restricted stock unit awards under the Omnibus Incentive Plan. A restricted stock unit award, once vested, may be settled in a number of shares of our Class A common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our Class A common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. The holder of restricted stock units generally will not be entitled to receive dividends or dividend equivalents, but the Committee may provide in an award agreement for the holder to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Class A common stock, subject to such terms as determined by the Committee, to be accumulated and payable, if at all at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards

The Committee will be authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our Class A common stock, or awards that provide for cash payments based in whole or in part on the value of our Class A common stock under such terms and conditions as the Committee may determine and as set forth in the applicable award agreement.

Effect of Termination of Employment or a Change in Control

The Committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle, be paid, or be forfeited. In the event of a change in control, as defined in the Omnibus Incentive Plan, the Committee may provide for:

•	continuation or assumption of outstanding awards under the Omnibus Incentive Plan by us (if we are the surviving corporation) or by the surviving corporation or its parent;

•	substitution by the surviving corporation or its parent of awards with substantially the same terms and value as such outstanding awards under the Omnibus Incentive Plan;

•

acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or conditions deemed met at target) or the right to exercise outstanding awards immediately prior to the date of the change of control and the expiration of awards not timely exercised by the date designated by the Committee; or

•

in the case of outstanding options and SARs, cancelation in consideration of a payment in cash or other consideration equal to the intrinsic value of the award. The Committee may, in its sole discretion, terminate without the payment of any consideration, any options or SARs for which the exercise or strike price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction.

Nontransferability

Unless otherwise permitted by the Committee, awards are nontransferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment

The Omnibus Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Committee generally may waive any conditions or rights under awards, or may amend, cancel or terminate any award, provided that any such waiver, amendment, cancellation or termination that would materially and adversely affect the rights of the participant with respect to any award will require the consent of the affected participant. In addition, the Committee may not reduce the exercise price of any option or the strike price of any SAR, or cancel any outstanding option or SAR and replace it with a new option or SAR with a lower exercise price or strike price or with another award or cash in a manner that would be treated as a repricing, or take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our Class A common shares are listed. However, stockholder approval is not required with respect to adjustments on changes in capitalization.

Clawback or Forfeiture

Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), the rules and regulations of Nasdaq or other applicable securities exchange, or if so required pursuant to a written policy adopted by us or the provisions of an award agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2019, and any currently proposed transactions to which we were or are a party to, and the amount involved in the transaction exceeds the lesser of $120,000 or 1% of our average total assets at year-end, and in which any of directors, executive officers of us or, to our knowledge, beneficial owners of more than 5.0% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under “Executive Compensation” and “Director Compensation” in this prospectus. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Our Transactions

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, we engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with our mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of our equity securities. During fiscal years 2019 and 2020, we paid Mashtraxx $685,000.00 and $8,910,000.00 respectively under the Services Agreement. In 2021, we paid Mashtraxx $12,345,762.99 under the Services Agreement. As of September 30, 2022, we have paid Mashtraxx $         in fiscal year 2022. Phillip Walsh, who was a former director of ours, is also a director and officer of Mashtraxx.

Property Lease

We sublet office space at 2121 Avenue of the Stars from Proxima, with whom we share occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal years 2019 and 2020, we paid $176,456 and $371,377.32 for office space, respectively. In fiscal year 2021, we paid an additional $503,759.20 relating to our 2020 sublease and $1,033,067.56 for our 2021 sublease. As of September 30, 2022, we have paid an additional $         relating to our 2020 sublease and $ relating to our 2021 sublease in fiscal year 2022. Ryan Kavanaugh is a principal of Proxima.

Fall 2020 Debt Financing

On November 20, 2020, Triller Legends LLC (“Legends”), a wholly owned subsidiary of ours, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the aggregate principal amount of $1,000,000 to such trusts. The trustees of the trusts are relatives of Ryan Kavanaugh. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $300,000 and warrants to purchase an aggregate of 119,647 Class B common units at a per-unit exercise price equal to $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization). The loans were repaid in full on December 18, 2020.

Proxima Transactions

On March 16, 2020, we reimbursed Proxima $300,000 for legal and business expenses Proxima had incurred on our behalf in 2019 and 2020.

On April 20, 2020, we and Proxima entered into an agreement pursuant to which Proxima agreed to secure on our behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to us in connection with the financing, marketing, production, and exploitation of that event. Proxima was paid $6.6 million related to this event in early 2021. Ryan Kavanaugh is a principal of Proxima.

Dog for Dog Sponsorship Agreement

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of ours, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7,500,000 (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. This agreement is reflected as part of discontinued operations in our consolidated financial statements. Through an affiliated entity, Ryan Kavanaugh is the majority owner of and exercises control over Dog for Dog.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 of our Class B Common Units (the “Acquisition Units”) for the aggregate purchase price of $10,000,000. Concurrently with the transaction, we issued a warrant to purchase 2,392,945 of our Class B common units at an exercise price of $8.3579 per unit (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization) to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 24, 2021, we repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10,000,000. Acquisition was an affiliate of Bobby Sarnevesht and Ryan Kavanaugh at the time of the transaction.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with us under which Multiverse agreed to and did purchase 982,801 of our Class B common units at a per-unit purchase price of $2.035 (on an as-converted basis in the Reorganization, equivalent to              shares of Class A common stock at a per-share purchase price of $        ). Concurrently with the execution of that Subscription Agreement we issued Multiverse a warrant to purchase 982,801 of our Class B common units at a per-unit exercise price equal to $2.035 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization). At the time of that transaction both Jack Kavanaugh, Ryan Kavanaugh’s father, and Mahinda de Silva, our current Chief Executive Officer, were Managing Members of the General Partner of Multiverse. Mr. de Silva was one of our directors at the time of the transaction. Mr. de Silva became our Chief Executive Officer on April 14, 2021 and was not our Chief Executive Officer at the time of the transaction.

Truverse Acquisition

On December 15, 2020 we entered into a Binding Term Sheet (“Term Sheet”) with Amplify.ai pursuant to which we agreed to buy all of the issued and outstanding equity securities of Amplify.ai for a purchase price of $67,297,500, consisting of $7,297,500 in cash and $60,000,000 in the form of newly issued Class B common units at a purchase price of $8.3579 per unit (on an as-converted basis in the Reorganization, equivalent to              shares of Class A common stock at a per-share purchase price of $        ). In addition, we agreed to issue 91,940 Class B common units (on an as-converted basis in the Reorganization, equivalent to              shares of Class A common stock) to Mahinda de Silva to satisfy a debt obligation of Amplify.ai to Mr. de Silva in the amount of $820,000. Mr. de Silva was our director at the time of the transaction. Mr. de Silva became our Chief Executive Officer on April 14, 2021 and was not our Chief Executive Officer at the time of the transaction. We closed this transaction in December 2021.

GEX Consulting Agreement

On September 9, 2020, we entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which we agreed to pay $20,000 per month for finance and consulting services performed by GEX. We paid GEX $18,000, $181,000, and $240,000 in 2019, 2020, and 2021 respectively. GEX is an affiliate of Sri Vanamali, who was a former director of ours.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, we entered into an employment agreement with Ryan Kavanaugh under which we agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established by the board. Under that agreement, provided Mr. Kavanaugh is still employed by us and not in material uncured breach of his agreement, we also agreed to cause us to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in us as of the date of the employment agreement each time we offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of ours. No warrants for Covered Securities were issued in 2019 and 2020.

In accordance with the employment agreement:

•

On January 1, 2021 we issued Proxima a warrant to purchase 9,651,481 of our Class B common units at an exercise price of $2.035 (which will convert into warrants to purchase              shares of Class common stock at a per-share exercise price of $         in the Reorganization) and a warrant to purchase 1,355,634 of our Class B common units at an exercise price of $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization).

•

On August 10, 2021 we issued Proxima a warrant to purchase 1,289,022 of our Class B common units at an exercise price of $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization).

•

On November 12, 2021 we issued Proxima a warrant to purchase 1,665,933 of our Class B common units at an exercise price of $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization).

This agreement will be terminated prior to the effectiveness of the registration statement of which this prospectus forms a part.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, we entered into an employment agreement with Bobby Sarnevesht under which we agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established by the board. Under that agreement, provided Mr. Sarnevesht is still employed by us. and not in material uncured breach of his agreement, we also agreed to cause us to issue to AS Trust (“AS”) and BAS Living Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time we offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement, “Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of us. No warrants for Covered Securities were issued in 2019 and 2020.

In accordance with the employment agreement:

•

On January 1, 2021 we issued each of AS and BAS warrants to purchase 4,825,740 of our Class B common units at exercise prices of $2.035 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization) and separate warrants to purchase 677,817 of our Class B common units at exercise prices of $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization).

•

On August 10, 2021 we issued each of AS and BAS warrants to purchase 644,511 of our Class B common units at exercise prices of $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization).

•

On November 12, 2021 we issued each of AS and BAS warrant to purchase 832,967 of our Class B common units at exercise prices of $8.3579 (which will convert into warrants to purchase              shares of Class A common stock at a per-share exercise price of $         in the Reorganization).

This agreement will be terminated prior to the effectiveness of the registration statement of which this prospectus forms a part.

Bay Area Surgical Management (“BASM”) Transactions

During the period beginning October 1, 2019 and ending December 31, 2019, we accrued $90,000 for payroll and accounting services performed by BASM Payroll Services Inc. In fiscal year 2020 and 2021, $330,000 and $270,000 were paid respectively in connection with BASM’s provision of payroll and accounting services to us. An additional $500,000 has been accrued for services in 2021 to be paid in 2022. BASM is an affiliate of Bobby Sarnevesht.

Merger with Triller Acquisition LLC

On August 17, 2022, Triller Acquisition LLC, a holding company that had no operations, liabilities or assets, other than ownership of units in Triller Hold Co LLC, and that was controlled by our founders and their affiliates, merged with and into Triller Hold Co LLC, with the unit holders of Triller Acquisition LLC receiving either Class C-2 common units (in the case of the founders and their affiliates) or Class C-1 common units (in the case of other holders).

2021/2022 Convertible Debt Financing

During the period beginning March 11, 2022 and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to BAS Living Trust in the aggregate principal amount of $4.10 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (collectively, the “AS/BAS Convertible Notes”). Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the AS/BAS Convertible Notes was converted into 949,812 Series AA-1 Preferred Units on August 17, 2022.

2022 Senior Convertible Debt Financing

On August 18, 2022, we entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and we issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears simple interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total

Formation Inc.’s investment, we issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing.

2022 Debt Financing

During the period beginning May 2, 2022 and ending September 26 2022, we issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, the De Silva 2000 Living Trust and Proxima Media LLC. The notes bear simple interest at rates ranging from 1.85% to 3.05% and mature on the one-year anniversaries of their respective issuance dates. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva, our chief executive officer and chairman of the board, is the trustee of the De Silva 2000 Living Trust. Proxima Media LLC is an affiliate of Ryan Kavanaugh.

Policies and Procedure Regarding Related Party Transactions

We do not have a formal written policy or procedure for the review, approval or ratification of related party transactions. Our board of directors reviews and considers the interests of our directors, executive officers and principal shareholders in our review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances. In connection with the Reorganization and our listing, we intend to adopt a formal policy for the review, approval or ratification of related party transactions.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•	certain information with respect to the beneficial ownership of our Class A and Class B common stock as of , giving effect to the Reorganization, for:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and

•	the number of shares of Class A common stock and Class B common stock held by the Registered Stockholders and registered as Class A common stock for resale by means of this prospectus.

This prospectus registers for resale shares of Class A common stock that are held by Registered Stockholders that include (i) our affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officer and non-director service providers who acquired shares from us within the prior 12 months from the date of any proposed sale under Rule 701 and hold “restricted” securities under the applicable securities laws and regulations. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus. For our executive officers, directors and certain other stockholders, sales pursuant to this prospectus, or otherwise, are subject to the terms of lock-up agreements with us as described under “Shares Eligible for Future Sale – Lock-Up Agreements.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock, either as Class A common stock or Class B common stock, that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of Class A common stock or Class B common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of at least              days after the effectiveness of the registration statement. As a result, registered shares also include shares of Class A common stock subject to outstanding options and warrants. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our Class A common stock by the Registered Stockholders. However, we have engaged our Financial Advisor with respect to certain other matters relating to our listing of our Class A common stock on Nasdaq. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based percentage ownership of our common stock on              shares of our Class A common stock and              shares of our Class B common stock outstanding after giving effect to the Reorganization. We have deemed shares of our              common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of the date of this prospectus to be outstanding and to be beneficially owned by the person holding the warrant or option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the business address of each such beneficial owner is c/o Triller Inc., 2121 Avenue of the Stars, Suite 2350, Los Angeles, California 90067.

Beneficial Ownership Upon Reorganization
	Number of Shares Beneficially Owned								Percentage of Total Voting Power	Class A Common Stock Being Registered
	Preferred Stock				Common Stock
	Series A-1+		Series AA-1+		Class A		Class B+
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%	Shares	%
Executive Officers and Directors:
Mahinda de Silva
Paul Kahn(1)
Mike Lu(2)
Joseph Smarr
Bobby Sarnevesht(3)
Adel Ghazzawi
All Current directors and executive officers as a group ( persons)

Other 5% Stockholders:
Triller Legacy LLC(4)
Tsai Ming Hsing(5)
Ryan Kavanaugh(6)

Other Registered Stockholders:
Non-Executive Officer and Non-Director Current and Former Service Providers(7)
All Other Registered Stockholders(8)

+

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock.

(1)	Consists of shares of Class A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.

(2)	Consists of shares of Class A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(3)

Consists of              shares of Class B common stock and              shares of Class A common stock issuable upon the exercise of warrants currently exercisable owned of record by BAS Living Trust and excludes              shares of Class A common stock issuable upon the exercise of warrants currently exercisable owned of record by AS Trust. BAS Living Trust may be deemed a trust over whose securities Bobby Sarnevesht may be deemed to have or share investment control, and Mr. Sarnevesht may be deemed to be the beneficial owner of the stock held of record by such trust. Mr. Sarnevesht is not the trustee of AS Trust and therefore disclaims beneficial ownership of the securities held by AS Trust.

(4)	Triller Legacy LLC’s address is 9737 Great Hills Trail, Suite 100, Austin, TX 78759.
(5)

Tsai Ming Hsing is the owner of all of the issued and outstanding capital stock of Total Formation, Inc., the direct holder of these shares, and therefore has voting and investment power over these shares. Includes              shares of Class A common stock issuable upon the exercise of warrants currently exercisable. Tsai Ming Hsing’s address is c/o Total Formation, Inc., Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.

(6)

Consists of              shares of Class B common stock and excludes              shares of Class A common stock issuable upon the exercise of warrants currently exercisable owned of record by The R. Kavanaugh Trust Dated November 11, 2008 of which Mr. Kavanaugh is not the trustee and disclaims beneficial ownership.

(7)	Includes shares of Class A common stock issuable upon the exercise of options and warrants.
(8)	Includes shares of Class A common stock issuable upon the exercise of options and warrants.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon consummation of the Reorganization in connection with the effectiveness of the registration statement of which this prospectus forms a part. The following discussion is a summary of our capital stock and important provisions of the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect at the time of our listing and is qualified by reference to the forms of such that are included as exhibits to the registration statement of which this prospectus forms a part.

General

Upon consummation of the Reorganization, the total number of authorized shares of our capital stock will consist of shares of Class A Common Stock, par value $0.0001 per share,                  shares of Class B Common Stock, par value $0.0001 per share, and                  shares of preferred stock, par value $0.0001 per share, of which                  shares will be designated Series A-1 preferred stock and                  shares will be designated Series AA-1 preferred stock.

Common Stock

Upon consummation of the Reorganization, there will be two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights.

Voting Rights

Shares of Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Class B common stock will be entitled to                votes for each share held of record on all matters submitted to a vote of stockholders. The percentage voting power of the Class B Common Stock is expected to initially be approximately                %. The percentage voting power of the Class B common stock would decrease in the event that we issue any additional Class A common stock in the future and/or in the event that any shares of Class B common stock are converted into Class A common stock, whether by transfer or otherwise, as described in more detail in the section titled “— Conversion” below. The percentage voting power of the Class B common stock would increase following the Reorganization in the event of a redemption by us of Class A common stock, whether via a repurchase, stock buyback program or otherwise, or if additional shares of Class B common stock are issued. The holders of common stock will not have cumulative voting rights in the election of directors.

So long as any shares of Class B common stock remain outstanding, we will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the amended and restated certificate of incorporation, whether by amendment, or through merger, consolidation or otherwise, to amend, alter, change, repeal or adopt any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provision of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock.

So long as any shares of Class B common stock remain outstanding, the prior approval of a majority of the outstanding shares of Class B common stock will be required for any change of control transaction.

In addition, Delaware law would require either holders of the Class A common stock or Class B common stock to vote separately as a class if we were to seek to amend the amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of the shares of such class of stock in a manner that affects them adversely.

Economic Rights

Except as otherwise expressly provided in the amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to the Series A-1 preferred stock and Series AA-1 preferred stock or any other series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock unless disparate treatment is approved by the affirmative move of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations. If we subdivide or combines in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of common stock will not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in the amended and restated certificate of incorporation, including transfers to other Class B stockholders, members of the initial Class B stockholders’ affiliated family, trusts, foundations, partnerships, corporations, and other entities affiliated with or owned by members of the initial Class B stockholders’ families and other related parties. Each share of Class B common stock will also convert automatically into one share of Class A common stock if the voting power of all then-outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of the then-outstanding common stock or with the vote of 80% of the outstanding Class B common stock. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Our board generally will be authorized, without further stockholder approval, subject to the rights of any shares of preferred stock that may then be outstanding, to issue from time to time up to the number of authorized but undesignated shares of preferred stock, in one or more series. Each such series of preferred stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by our board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, us; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of us at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of preferred stock.

Our board will have the authority to issue the preferred stock and to determine the rights and preferences of the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Class A common stock and Class B common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A-1 and Series AA-1 Preferred Stock

Upon consummation of the Reorganization, there will be two classes of designated preferred stock: Series A-1 preferred stock and Series AA-1 preferred stock. The rights of the holders of Class A common stock and Class B common stock will be subordinate to the rights of the holders of Series A-1 preferred stock and Series AA-1 preferred stock.

Voting Rights and Protective Provisions

Shares of Series A-1 preferred stock and shares of Series AA-1 preferred stock will be entitled to cast the number of votes equal to the number of whole shares of Class A common stock into which the shares of preferred stock are convertible as of the record date on all matters submitted to a vote of stockholders. Except as provided by applicable law or the amended and restated certificate of incorporation, holders of preferred stock will vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

At any time when at least              shares of Series A-1 preferred stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 preferred stock) are outstanding, we will not be permitted, without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A-1 preferred stock, to take certain actions, subject to limited exceptions. These actions relate to, among other things:

•	engaging in mergers, consolidations and acquisitions;

•	amending our organizational documents in a manner that adversely affects the terms of the Series A-1 preferred stock;

•	authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock;

•	dispositions of material businesses, subsidiaries or material assets;

•	redemptions and repurchases of equity interests;

•	payment of dividends;

•	making loans or advances to third parties;

•	incurring or guaranteeing indebtedness, other than subordinated indebtedness;

•	incurrence of liens; and transactions with affiliates.

Economic Rights

Dividends. Holders of Series A-1 preferred stock will be entitled to receive preferential dividends on each share of Series A-1 preferred stock in an amount equal to or greater than the original issue price of such shares of Series A-1 preferred stock. The original issue price of the Series A-1 preferred stock will be $             per share (subject to adjustment for stock splits or combinations, stock dividends and similar events). The right to receive preferential dividends will not be cumulative. Subject to the Series A-1 preferred stock preferential dividend, the holders of Series A-1 preferred stock and Series AA-1 preferred stock will be entitled to participate in any dividends paid on shares of common stock on an as-converted basis.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up, holders of Series A-1 preferred stock or Series AA-1 preferred stock then outstanding will be entitled to be paid out of our assets available for distribution to our stockholders or, in the event of a Deemed Liquidation Event (as defined in our amended and restated certificate of incorporation, but generally a change of control transaction or sale of substantially all assets), holders of shares of Series A-1 preferred stock will be entitled to a first priority preference in the amount of the original issue price, less preferential dividends paid thereon. Thereafter, holders of Series AA-1 preferred stock will be entitled to a preference in the amount of the original issue price (unless they amount they would receive on as-converted basis pursuant to the following paragraph would be greater, in which case they will receive such amount).

After the payment in full of all liquidation amounts required to be paid to the holders of shares of preferred stock, our remaining assets available for distribution to our stockholders or, in the case of a Deemed Liquidation Event, the remaining consideration, as the case may be, will be distributed among the holders of the shares of Series A-1 preferred stock (on an as-converted basis) and common stock, pro rata.

Conversion

Each outstanding share of Series A-1 and Series AA-1 preferred stock is convertible at any time at the option of the holder into the number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the applicable conversion price. The original issue price of each share of Series A-1 preferred stock is $ and the original issue price of each share of Series AA-1 preferred stock is $             , and the initial conversion price of each share of Series A-1 preferred stock is $             and the initial conversion price of each share of Series AA-1 preferred stock is $             . The initial conversion price and the rate at which shares of preferred stock may be converted into shares of Class A common stock are subject to adjustment as set forth herein and as further described in the amended and restated certificate of incorporation. The conversion price will not be adjusted in the event of the issuance or deemed issuance of additional shares of common stock if we receive written notice from the holders of at least a majority of the issued and outstanding Series A-1 preferred stock affected agreeing that no adjustment shall be made.

In addition to customary anti-dilution provisions, the applicable conversion price for the preferred stock may be reduced pursuant to a formula set forth in the amended and restated certificate of incorporation upon the issuance of additional shares of common stock for less than the applicable conversion price (including additional shares of common stock deemed to be issued pursuant to convertible securities and options, but excluding certain exempted securities) and in the event of a Deemed Liquidation Event, if there is no consideration or if we receive consideration of less than $2.4422 per share.

Anti-takeover Effects of Certain Provisions of Delaware Law

Upon the consummation of the Reorganization, we will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•

the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, our amended and restated certificate of incorporation and bylaws do not exclude it from the restrictions of Section 203. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Anti-Takeover Effects of Our Organizational Documents

Special Meetings of Stockholders

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by the board of directors. Our stockholders will not be permitted to call a special meeting. Additionally, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. Because our stockholders will not have the right to call a special meeting a stockholder could not force stockholder consideration of a proposal over the opposition of our board by calling a special meeting of stockholders prior to such time as the board believed the matter should be considered or until the next annual meeting provided that the notice and other requirements are met. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board also could be delayed until the next annual meeting.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation will authorized our board of directors to issue, without further action by the stockholders (subject to the rights of any then outstanding shares of preferred stock), additional shares of preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Advance Notice Procedure

Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of persons for election to the board. Among other requirements, the advance notice provisions provide that (i) a stockholder must provide to our secretary timely notice (generally 120-150 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders or 60-90 days prior to a special meeting) of any business, including director nominations, proposed to be brought before the annual or special meeting, which notice must conform to the substantive requirements set forth in the bylaws, (ii) a stockholder must deliver certain information regarding the person(s) making the proposal, and in the case of any nominee for election to the board, information regarding such nominee, in each case as set forth in the bylaws, and (iii) any nominee for election to the board may be required to complete a written questionnaire regarding his or her background, qualifications, stock ownership and independence and provide agreements with respect to compliance with corporate policies. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the

Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If any of the foregoing provisions are held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this paragraph and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “excluded opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director who is not an employee, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee (collectively, the persons referred to in clauses (i) and (ii) are “covered persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a covered person expressly and solely in such covered person’s capacity as a director while such covered person is performing services in such capacity. Any repeal or modification of these provisions will only be prospective and will not affect the rights of covered persons in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Class A common stock on Nasdaq, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market following our listing on Nasdaq or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Class A common stock prevailing from time to time.

The Registered Stockholders will hold approximately        % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately        % (with approximately        % of these shares subject to the lock-up agreement described below). Subject to the lock-up agreement described below to the extent applicable, these shares may be immediately sold pursuant to this prospectus.

The remainder of our outstanding shares of capital stock may be sold under Rule 144 subject to certain limitations. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchased shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

Lock-Up Agreements

Our executive officers, directors, and stockholders representing approximately        % of our capital stock (including securities exercisable for our capital stock) will be subject to lock-up agreements with us under which they cannot sell, offer, contract to sell, pledge, grant any option to purchase, lend, or otherwise dispose of shares of our capital stock, or enter into any hedging or similar transaction or arrangement that is designed to or could reasonably be expected to lead to or result in a sale or disposition or transfer of any of the economic consequences of ownership of shares of our capital stock, until                (the “lock-up period”), subject to certain exceptions. Notwithstanding the foregoing, if the volume weighted average share price of Class A common stock equals or exceeds $                per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for at least 20 out of 30 consecutive trading days following our listing, then the lock-up period will terminate. Sales of substantial amounts of our Class A common stock after the expiration or early termination of the lock-up period, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

Registration Rights

Upon the listing of our Class A common stock, we are required to prepare and file a registration statement covering the resale of the shares to be purchased by the GEM Investor under the GEM Agreement. Additionally, the holders of up to approximately                shares of our common stock have “piggy-back” registration rights, subject to some conditions, to include shares of Class A common stock (whether held directly or that may be acquired upon conversion of shares of Class B common stock or exercise of options or warrants) in registration statements that we may file. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or reserved for issuance under our Omnibus Incentive Plan. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates and vesting restrictions.

                 shares of our Class A common stock will be reserved for future awards to be granted pursuant to our Omnibus Incentive Plan.

PRIVATE SALES OF OUR CAPITAL STOCK

Prior to our listing, no public market exists for our common stock and there have been no private transactions by our stockholders in our shares of common stock (or by the holders of units in our predecessor, Triller Hold Co LLC). We have from time to time sold securities in private transactions, including the following: in             , we sold              shares at an average purchase price of $         per share; in             , we sold              shares at an average purchase price of $         per share and in             , we sold              shares at an average purchase price of $         per share. The foregoing share and per share data has been adjusted retroactively to reflect the Reorganization. While our financial advisor is expected to consider these prices in connection with setting the opening public price of our Class A common stock, this information may have little or no relation to broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on Nasdaq. As a result, you should not place undue reliance on this historical private sale price as it may differ materially from the opening public price and subsequent public price of our common stock on Nasdaq. See “Risk Factors — Risks Related to Ownership of Our Class A Common Stock —Future sales of common stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income, the alternative minimum tax, or any tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;

•	tax-exempt organizations or governmental organizations;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below).

In addition, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership, and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules, under the laws of any state, local, non-U.S., or other taxing jurisdiction, or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a holder of our Class A common stock that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to pay any dividends in the foreseeable future, and any future dividend payments will be at the discretion of our Board of Directors and depend on various factors and restrictions. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of Our Class A Common stock.”

Except as otherwise described below in the discussions of effectively connected income, backup withholding and FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and a valid taxpayer identification number, certifying qualification for the reduced rate; additionally a non-U.S. holder will be required to update such Forms and certifications from time to time as required by law. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Effectively Connected Income

If a non-U.S. holder is engaged in a U.S. trade or business and dividends on, or any gain recognized upon the disposition of, Class A common stock, are effectively connected with the conduct of that U.S. trade or business (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which dividends are attributable), then such non-U.S. holder would be subject to U.S. federal income tax on that dividend or gain on a net income basis at the regular rates, unless an applicable income tax treaty provides otherwise. In that case, such non-U.S. holder generally would be exempt from the withholding tax discussed above on dividends, although the non-U.S. holder generally would be required to provide a properly executed IRS Form W-8ECI in order to claim such exemption. In addition, if the non-U.S. holder is a corporation, it generally would be subject to a “branch profits tax” at a rate of 30% (or an applicable lower treaty rate) on its effectively connected earnings and profits attributable to such dividend or gain (subject to certain adjustments). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•

the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other taxable disposition occurs, and other conditions are met; or

•

our common stock constitutes a “United States real property interest” (“USRPI”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale or other taxable disposition of, or the holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is “regularly traded” (as defined by applicable Treasury Regulations”) on an established securities market, such Class A common stock will be treated as USRPIs only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding the sale or other taxable disposition of, or the holding period for, our common stock. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

A non-U.S. holder with gain described in the first bullet above will generally be required to pay tax on the net gain under regular U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate (subject to certain adjustments)), unless otherwise provided by an applicable income tax treaty. A non-U.S. holder described in the second bullet above will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their tax advisors with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the non-U.S. holder, regardless of whether such distribution constitute dividends or whether any tax was actually withheld. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the country of residence or the country in which the non-U.S. holder is established, as applicable.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding at a current rate of 24% unless the non-U.S. holder establishes an exemption, for example, by properly certifying non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or otherwise establish an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or the paying agent has actual knowledge, or reason to know, that a non-U.S. holder is a United States person as defined under the Code. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder (collectively, “FATCA”) generally impose withholding tax at a rate of 30% on dividends on our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none, or otherwise establishes and certifies to an exemption. An intergovernmental agreement between the United States and a non-U.S. holder’s country of tax residence may modify the requirements described in this paragraph. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state, and local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

The Registered Stockholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class A common stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders, except we have engaged                as our Financial Advisor with respect to certain other matters relating to the registration of shares of our Class A common stock and listing of our Class A common stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We engaged our Financial Advisor to advise and assist us with respect to certain matters relating to our listing. These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that our shares of Class A common stock are initially listed.

In addition, our Financial Advisor will determine when our shares of Class A common stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, our Financial Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein.

On the day that shares of our Class A common stock are initially listed, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. During a ten-minute “Display Only” period, market participants may enter quotes and orders in Class A common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to our Financial Advisor and other market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which our Financial Advisor, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once our Financial Advisor has notified Nasdaq that shares of our Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for shares of our Class A common stock, in accordance with Nasdaq’s rules. If our Financial Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). Prior to the conclusion of the “Pre-Launch” period, our Financial Advisor will select price bands for purposes of applying the price validation test, which are generally set at zero. Under the price validation test, Nasdaq compares the expected price (i.e. the price at which our Financial Advisor notified Nasdaq that the security is ready to trade) with the actual price calculated by Nasdaq, which is the Current Reference Price at the time of the price validation test, for the opening trade to assure that the difference between such prices, if any, is within the price bands previously selected by our Financial Advisor. If the price bands are set at zero then these prices must be identical. As part of conducting such price validation test, Nasdaq may consult with our Financial Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks the applicable orders that have been entered will then be executed at such price and regular trading of shares of our Class A common stock on Nasdaq will commence.

Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell shares of our Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of shares of our Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which shares of our Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with our Financial Advisor. Our Financial Advisor will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the Current Reference Price, Nasdaq’s algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of our Class A common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of our Class A common stock at an entered asking price that is less than or equal to such potential Current Reference Price.

To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of our Class A common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of our Class A common stock at an entered asking price of $10.00 per share — the Current Reference Price would be determined as follows:

•

Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

•

Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

•

Because more than one price under clause (ii) exists, then under clause (iii), the Current Reference Price would be the entered price at which orders for shares of our Class A common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price because orders for shares at such entered price will remain unmatched.

The above example (including the prices) is provided solely by way of illustration.

Our Financial Advisor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when shares of our Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, our Financial Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If our Financial Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), our Financial Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.

Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of shares of our Class A common stock, our Financial Advisor and buyers and sellers (or their brokers) who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares that can be paired off the Current Reference Price, the number of shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.

However, because this is not an underwritten initial public offering, there will be no “book building” process (i.e., an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level — the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of shares of our Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on Nasdaq, decline significantly and rapidly. See “Risk Factors—Risks Related to Ownership of Our Class A Common Stock.”

In addition, in order to list on Nasdaq, we are also required to have at least three registered and active market makers. We understand that             ,             , and              intend (but are not obligated) to act as registered and active market makers, although any such market-making, if commenced, may be discontinued at any time. Further, our Financial Advisor may assist interested Registered Stockholders with the establishment of brokerage accounts.

In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.

A Registered Stockholder may from time to time transfer, distribute (including distributions in kind by registered stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Class A common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Stockholder that is an entity may elect to make an in-kind distribution of Class A common stock or warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered pursuant to this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS

Goodwin Procter LLP, New York, New York, is our legal advisor.

EXPERTS

The financial statements of Triller Hold Co LLC and its subsidiaries as of and for the years ending December 31, 2021 and December 31, 2020, appearing in this prospectus have been audited by Hudgens CPA, PLLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Truverse, Inc. dba Amplify.ai as of and for the years ending December 31, 2020 and December 31, 2019, appearing in this prospectus have been audited by FORVIS, LLP (formerly Dixon Hughes Goodman LLP), independent public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Thuzio, LLC (fka Thuzio, Inc.) as of and for the year ending December 31, 2020, incorporated by reference to this prospectus have been audited by Purvis, Gray and Company, LLP, independent public accounting firm, as set forth in their report thereon incorporated by reference to this prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Flipps Media, Inc. as of and for the years ending December 31, 2020 and December 31, 2019, incorporated by reference to this prospectus have been audited by Hudgens CPA, PLLC, independent public accounting firm, as set forth in their report thereon incorporated by reference to this prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Verzuz, LLC as of and for the year ending December 31, 2020, incorporated by reference to this prospectus have been audited by Hudgens CPA, PLLC, independent public accounting firm, as set forth in their report thereon incorporated by reference to this prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we became subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, are required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at https://trillerinc.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as inactive textual references.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Unitholders of Triller Hold Co LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triller Hold Co LLC (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in unitholders equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Hudgens CPA, PLLC

www.hudgenscpas.com

We have served as the Company’s auditor since 2021.

Houston, Texas

February 22, 2022, except for Notes 1, 14 and 15, to which the date is October 19, 2022

Triller Hold Co LLC

Consolidated Balance Sheets

As of December 31, 2021 and 2020

	As of December 31,
	2021	2020
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$30,995	$19,365
Restricted cash	5,521	—
Accounts receivable, net	3,948	2,149
Other current assets	1,630	2,812
Current assets of discontinued operations	8,070	33,907

Total current assets	50,164	58,233
Goodwill	183,226	10,085
Intangible assets, net	127,527	16,836
Other assets and long-term receivables	740	355
Long-term assets of discontinued operations	5,000	191

Total assets	$366,657	$85,700

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$16,010	$7,934
Earn-out liability, current	21,369	—
Other current liabilities	5,439	—
Current liabilities of discontinued operations	5,770	8,510

Total current liabilities	48,588	16,444
Long-term debt	10,059	1,566
Deferred tax liability	16,890	—
Earn-out liability, long-term	38,199	—
Warrant liability	96,586	31,359
Other liabilities	103	68
Long-term liabilities of discontinued operations	126	—

Total liabilities	$210,551	$49,437
Redeemable Class B Common Units—$0.00 par value—8,052 and zero shares authorized; 8,052 and zero shares issued and outstanding; aggregate liquidation preference of $91,390 and $0 as of December 31, 2021, and 2020, respectively	91,390	—
Unitholders’ equity
Class A Common Units—$0.00 par value; Unlimited units authorized; 134,350 and 116,350 units outstanding as of December 31, 2021, and 2020, respectively	78,722	28,694
Class B Common Units—$0.00 par value; Unlimited units authorized; 65,612 and 34,843 units outstanding as of December 31, 2021, and 2020, respectively	826,587	87,351
Additional paid-in capital	8,827	159
Accumulated other comprehensive income	231	—
Accumulated deficit	(849,651)	(79,941)

Total unitholders’ equity	64,716	36,263

Total liabilities and unitholders’ equity	$366,657	$85,700

Triller Hold Co LLC

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2021 and 2020

	Year ended December 31,
	2021	2020
	(in thousands, except per unit data)
Revenues	$26,408	$3,660
Operating costs and expenses:
Cost of revenues	178,955	21,232
Research and development	8,479	4,112
Selling and marketing	53,682	14,193
General and administrative	409,379	28,556
Depreciation and amortization	9,132	1,877

Total operating expenses	659,627	69,970

Total operating loss	(633,219)	(66,310)
Other income (expense), net	(65,460)	(31,288)

Net loss from continuing operations before income taxes	(698,679)	(97,598)
Income tax benefit	1,088	—

Net loss from continuing operations	$(697,591)	$(97,598)

Net (loss) income from discontinued operations, net of income taxes	(72,119)	22,202

Net loss	(769,710)	(75,396)

Other comprehensive income-
Foreign currency translation adjustments
Total other comprehensive income	231	—

Comprehensive loss	$(776,979)	$(75,396)

Net loss attributable to Class A and Class B common unitholders
Basic	$(4.45)	$(0.58)
Diluted	$(4.45)	$(0.58)
Weighted-average common units used in computation of net loss per unit:
Basic	172,888	131,079
Diluted	172,888	131,079

Triller Hold Co LLC

Consolidated Statements of Cash Flow

For the years ended December 31, 2021 and 2020

	Year ended December 31,
	2021	2020
	(in thousands)
Cash flows from operating activities
Net loss	$(769,710)	$(75,396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,132	1,877
Stock-based compensation	496,136	13,342
Warrant expense	3,427	—
Deferred income taxes	(1,147)	—
Change in fair value of warrant liability	65,227	31,288
Change in fair value of earn-out liabilities	2,240	—
Gain on extinguishment of debt	(1,566)	—
Changes in assets and liabilities:
Accounts receivable	(156)	(2,150)
Other current assets	1,515	(2,482)
Other assets	(20)	—
Accounts payable and accrued expenses	5,990	7,076
Other current liabilities	(3,076)	—
Other liabilities	(724)	55

Net cash used in operating activities	(192,732)	(26,389)

Cash flows from investing activities
Purchase of property and equipment	(195)	(548)
Purchase of intangible assets	(9,793)	(6,683)
Purchase of businesses, net of cash acquired	(33,627)	187

Net cash used in investing activities	(43,615)	(7,044)

Cash flows from financing activities
Net proceeds from issuance of Class A Common Units	50,000	7,852
Net proceeds from issuance of Class B Common Units	198,016	64,648
Redemption of Common Units	(13,000)	—
Cash paid for earn-out liabilities	(10,000)	—
Exercise of warrants	8	—
Proceeds from notes payable	10,059	1,566

Net cash provided by financing activities	235,083	74,066

Cash flows from discontinued operations	18,415	(25,588)

Net change in cash, cash equivalents, and restricted cash	17,151	15,045

Cash, cash equivalents, and restricted cash at the beginning of the year	19,365	4,320

Cash, cash equivalents, and restricted cash at the end of the year	$36,516	$19,365

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$30,995	$19,365
Restricted cash	5,521	—

Total cash, cash equivalents, and restricted cash	$36,516	$19,365

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity

For the years ended December 31, 2021 and 2020

	Redeemable Class B Common Units		Class A Common Units		Class B Common Units
(in thousands)	Units	Amount	Units	Amount	Units	Amount	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total
Balance at December 31, 2019	—	$—	116,350	$18,815	—	$—	$14	$—	$(4,545)	$14,285
Additional cash received for Class A Common Units	—	—	—	7,852	—	—	—	—	—	7,852
Issuance of Class B Common Units for cash	—	—	—	—	22,558	64,648	—	—	—	64,648
Issuance of Class B Common Units for acquisitions, net	—	—	—	—	12,285	11,533	—	—	—	11,533
Unit-based compensation	—	—	—	2,027	—	11,170	145	—	—	13,342
Net loss	—	—	—	—	—	—	—	—	(75,396)	(75,396)

Balance at December 31, 2020	—	$—	116,350	$28,694	34,843	$87,351	$159	$—	$(79,941)	$36,263
Issuance of Class A Common Units for cash	—	—	18,000	50,000	—	—	—	—	—	50,000
Issuance of Class B Common Units for cash, net of expenses	—	—	—	—	24,037	198,016	—	—	—	198,016
Issuance of Class B Common Units for acquisitions	8,052	91,390	—	—	8,226	63,344	—	—	—	63,344
Issuance of Class B Common Units for services	—	—	—	—	239	2,659	—	—	—	2,659
Issuance of Class B Common Units in exchange for debt cancellation	—	—	—	—	92	768	—	—	—	768
Redemption of Class B Common Units	—	—	—	—	(2,671)	(13,000)	—	—	—	(13,000)
Exercise of Class B warrants	—	—	—	—	846	8	—	—	—	8
Unit-based compensation	—	—	—	28	—	487,441	8,668	—	—	496,137
Net loss	—	—	—	—	—	—	—	—	(769,710)	(769,710)
Other comprehensive income	—	—	—	—	—	—	—	231	—	231

Balance at December 31, 2021	8,052	$91,390	134,350	$78,722	65,612	$826,587	$8,827	$231	$(849,651)	$64,716

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company” or “successor”) was legally formed on October 8, 2019 and is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company. The Company has three classes of equity, designated Class A Common Units and Class B Common Units, which are capital interests, along with a class of profit interests, Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, while the Class B Common Unit is non-voting. All distributions are made to holders of common units in accordance with their respective percentage interests in the Company.

Triller, Inc. (“predecessor”) was formed on March 11, 2015 as Mibblio, Inc. (“Mibblio”) in the State of Delaware. On January 27, 2016, Mibblio changed its legal name to Triller, Inc. In October 2019, Triller, Inc.’s then existing shareholders formed Triller Legacy LLC to sell Triller, Inc. to the Company.

On October 8, 2019, the Company purchased a 100% equity stake in Triller, Inc. and Triller, Inc. became a wholly owned subsidiary of the Company. As the Company did not have any previous operations, Triller, Inc. is viewed as the predecessor to the Company and its consolidated subsidiaries. Accordingly, these consolidated financial statements include certain historical consolidated financial and other data for Triller, Inc. for periods prior to the completion of the business combination on October 8, 2019.

Collectively, the Company and Triller, Inc., are referred to as “Triller” throughout the remainder of this report.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club business. As a result of these actions, the Triller Fight Club business, is reported as a discontinued operation in the consolidated financial statements for all periods presented. The Company does not have or anticipate having any significant continuing involvement or continuing cash flows associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the consolidated balance sheets.

Triller is an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content. Triller produces music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same. From its pioneering work in artificial intelligence (“AI”) powered video creation, editing, sharing and social networking services, Triller has evolved and expanded its offering to become the first “open garden” platform, embracing decentralization and leading the move to Web3. Triller’s AI-driven consumer engagement and e-commerce platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world.

Liquidity and Going Concern

The accompanying consolidated financial statements as of and for the year ended December 31, 2021 were prepared assuming the Company will continue as a going concern, which contemplates that the Company will continue in operation and will be able to realize its assets and settle their liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should we be unable to continue as a going concern.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The Company has incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. The Company had cash and cash equivalents of $31.0 million, in addition to $5.5 million in restricted cash, as of December 31, 2021. The Company also had working capital of $1.7 million, and an accumulated deficit of $849.7 million as of December 31, 2021. The Company incurred a net loss of $769.7 million for the year ended December 31, 2021. The Company’s operations have been financed primarily through the sale of equity and debt securities.

Management expects to have sufficient working capital for continuing operations through operations, or through the raising of additional capital through the issuance of additional debt or equity securities. During the year ended December 31, 2021, the Company issued subordinated convertible promissory notes to investors for an aggregate amount of $10.0 million. Refer to Note 8, Debt, for details. An additional $18.4 million in subordinated convertible promissory notes were issued as of June 2022. Additionally, the Company is in the process of acquiring additional businesses, which management hopes will provide additional revenues to the Company. There can be no guarantee that the planned acquisitions will close or that they will produce the anticipated revenues on the schedule anticipated by management.

The long-term continuation of the Company’s business plan is dependent on its ability to secure sufficient financing to support its business, and its ability to generate revenues sufficient to offset expenses and meet our short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet our long-term liquidity needs and achieve its intended long-term business objectives.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company prepares the consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the financial statements of the Company, all entities that are wholly owned by the Company and all entities in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. Significant estimates and assumptions reflected in the financial statements relate to and include, but are not limited to, determining the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; internally developed software; impairment of intangible assets with definite lives and other long-lived assets; and income taxes.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and cash on hand.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Restricted Cash

The Company is required to maintain restricted cash deposits to back a letter of credit bond related to litigation. The Company does not expect the litigation to result in any loss as the probability of loss has been deemed remote. These funds are restricted and have been classified as restricted cash on the consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents balances in highly rated financial institutions, which at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. To determine the amount of the allowance, the Company makes judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience.

The Company’s accounts receivable balances are predominantly with a third-party aggregator, subject to normal credit risks which management believes to not be significant. During the year ended December 31, 2020, the Company had a third-party customer which accounted for approximately 87% of the Company’s accounts receivable balance. For the years ended December 31, 2021 and 2020 there was no allowance for doubtful accounts.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives. Refer to Note 11, Goodwill and Intangible Assets, for details on intangible assets.

Intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. No indicators of impairment were identified during the years ended December 31, 2021 and 2020.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. No indicators of impairment were identified during the years ended December 31, 2021 and 2020.

Capitalized Software Development Cost

In accordance with the applicable guidance, the Company has elected to capitalize specific software development costs. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. Capitalized software costs recognized in Intangible assets were $13.7 million and $6.5 million for the years ended December 31, 2021 and 2020, respectively.

Segments

Our Chief Executive Officer (CEO) is our chief operating decision maker. Triller has determined that it has a single reportable segment. Our CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis accompanied by disaggregated information about revenue by business-to-business versus business-to-consumer services and by geographic region. See Note 4, Revenue for further details.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, adjustments to the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the consolidated statements of operations and comprehensive loss.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which supersedes all existing revenue recognition requirements, including most industry specific guidance. This new standard requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company recognizes revenues following the five-step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship and events. See Note 4, Revenue, for further details.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to outsourced hosting and support of network infrastructure, business process outsourcing, music label license fees, and related labor costs. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $34.6 million and $14.2 million for the years ended December 31, 2021 and 2020, respectively.

Sales Taxes

The Company records sale and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the balance sheet as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company is able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standard Codification (“ASC”) 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 10, Income Taxes, for additional information.

The Company records interest and penalties related to uncertain tax positions in the Income tax benefit in the consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for unit options and other unit awards in accordance with ASC Topic 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and unit options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For SPUs, the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

See Note 7, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted-average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit.

See Note 5, Net Loss per Unit and Member’s Equity, for additional information on dilutive securities.

Recently Adopted Accounting Standards

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share- based payments to employees, with certain exceptions. Under the new standard, equity-classified non- employee awards are initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement is based on an estimate of the fair value of the equity instruments to be issued. The Company adopted this pronouncement as of January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350- 40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance is effective for interim and annual periods beginning after December 15, 2020 for private companies, with early adoption permitted. The Company adopted ASU 2018-15 effective January 1, 2021. The impact of adoption of this standard on the consolidated financial statements, including accounting policies, processes, and systems, was not material.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination. This amendment eliminated inconsistencies in applying ASC 606 to revenue contracts acquired in a business combination. Acquired contract assets and liabilities will now be measured using ASC 606, as if the entity had originated the contracts, rather than measuring these assets and liabilities at fair value. The guidance is effective for private companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company early adopted ASU 2021-08 as of January 1, 2021. The application of this ASU did not have a material impact on the consolidated financial statements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Recent Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. The Company has not yet adopted this standard but does not expect the adoption of the standard to have a material impact on the Company’s consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease) in the balance sheet. The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, deferred the effective date for non-public companies. ASU 2016-02 is now effective for fiscal periods beginning after December 15, 2021 for private companies. The Company elected the extended transition period and does not expect the adoption of the standard to have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company estimates all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In January 2017, the FASB issued ASU 2017-04 to simplify the test for goodwill impairment, which is required for public entities and certain other entities that have goodwill reported in their financial statements. The amendments simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test, which requires the valuation of assets and liabilities using business combination accounting guidance. Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Also, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. Certain requirements are eliminated for any reporting unit with a zero or negative carrying amount; therefore, the same impairment assessment applies to all reporting units. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. For non-public companies, the change is effective for fiscal years

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In May 2021, the FASB issued ASU 2021-04 that requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

NOTE 3 – BUSINESS COMBINATIONS

Halogen Holdings Inc. Acquisition

On July 8, 2020, the Company entered into a business combination and acquired all outstanding equity ownership in Halogen Holdings Inc. (“Halogen”), whereby Halogen shareholders transferred all 1,262,581 shares of Halogen to the Company in exchange for 12,285,003 Class B common units of the Company. Consideration of $11.5 million consisted of two portions. The first was equity consideration that totaled approximately $13.4 million. As a closing condition defined in the merger agreement, Halogen Investment Group, LLC (“HIG”) purchased 1,965,602 units of the Company’s newly issued Class B common units. Because the purchase price for such units was in excess of their fair value, the Company net the $1.9 million excess against the initial $13.4 million purchase price, resulting in total purchase consideration of $11.5 million.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Halogen (in thousands).

Consideration
Equity consideration	$11,533

Total purchase consideration	$11,533

Estimated Fair Value
Cash	$187
Other current assets	28
Intangible assets	10,500
Other assets	11
Goodwill	981

Total assets acquired	11,707
Accounts payable and accrued expenses	174

Total liabilities assumed	174

Fair value of net assets acquired	$11,533

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Acquired intangible assets consist of in-process technology valued at $10.5 million. The in-process technology was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost.

Goodwill is primarily attributable to the assembled workforce. Goodwill is not expected to be deductible for income tax purposes.

Verzuz LLC Acquisition

On January 27, 2021, the Company acquired 100% of Verzuz LLC (“Verzuz”), a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10 million, along with approximately $15.7 million in equity consideration and an additional $10 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout, with the obligation paid in May 2021.

Additionally, $51 million in contingent cash and equity consideration is to be transferred depending on Triller’s delivery of episodes post-acquisition. If Triller curates and produces a set number of new episodes, the Verzuz members will receive $15 million after the first year and an additional $15 million if the same number is reached in the second year after closing. Based on the members’ performance in the first two years after closing of the acquisition, the members may be entitled to additional units of Triller. In totality, consideration transferred for this business combination amounted to approximately $86.7 million, in which present value was applied. The contingent earn-out liability is discussed in Note 9, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Verzuz LLC on January 27, 2021 (in thousands):

Consideration
Cash consideration	$10,000
Equity consideration	15,743
Contingent consideration	60,943

Total purchase consideration	$86,686

Estimated Fair Value
Intangible assets	$16,000
Goodwill	70,686
Total assets acquired	86,686

Fair value of net assets acquired	$86,686

Acquired intangible assets consist of content, trademarks and tradename, and customer-related intangibles, valued at $14.2 million, $1.2 million, and $0.6 million, respectively. The Company amortizes these acquired intangible assets over 10 years. Content and customer-related intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, dynamics related to brand recognition, and publicly available trade name royalty rates.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Goodwill is primarily attributable to the assembled workforce, know-how, future content, and future customers. Goodwill is not expected to be deductible for income tax purposes.

Flipps Media, Inc.

On July 30, 2021, the Company acquired Flipps Media, Inc. (“Fite TV”), a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Flipps Media, Inc. on July 30, 2021 (in thousands):

Consideration
Cash consideration	$27,652
Equity consideration	23,738

Total purchase consideration	$51,390

Estimated Fair Value
Cash and cash equivalents	$2,847
Accounts receivable	233
Other current assets	6
Intangible assets	25,200
Other assets	187
Goodwill	34,791
Total assets acquired	63,264
Accounts payable and accrued expenses	922
Other current liabilities	5,838
Deferred tax liability	5,095
Other liabilities	19
Total liabilities assumed	11,874
Fair value of net assets acquired	$51,390

Acquired intangible assets consist of developed technology, customer-related intangibles, and trademarks and tradenames valued at $18.4 million, $4.0 million and $2.8 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates.

Goodwill is primarily attributable to assembled workforce, future content, know-how, and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Thuzio, LLC

On October 30, 2021, the Company acquired 100% of Thuzio, LLC (“Thuzio”), a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets. The contingent earn-out liability is discussed in Note 9, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Thuzio, LLC on October 30, 2021 (in thousands):

Consideration
Equity consideration	$23,913
Contingent consideration	6,384
Total purchase consideration	$30,297

Estimated Fair Value
Cash and cash equivalents	$245
Accounts receivable, net	396
Other current assets	457
Intangible assets	14,800
Goodwill	17,855
Total assets acquired	33,753
Accounts payable and accrued expenses	802
Other current liabilities	2,630
Other liabilities	24
Total liabilities assumed	3,456
Fair value of net assets acquired	$30,297

Acquired intangible assets consist of customer-related intangibles, content library, trademarks and trade names, and developed technology valued at $10.9 million, $2.1 million, $1.3 million, and $0.5 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The customer-related intangible was valued using the income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The content library and internally developed technology intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost.

Goodwill is primarily attributable to the assembled workforce, know-how, and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Truverse, Inc. dba Amplify.ai

On December 13, 2021, the Company acquired 100% of Truverse, Inc. dba Amplify.ai (also referred to as Amplify), an artificial intelligence driven communication platform, for a total equity consideration of $91.4 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Truverse, Inc. on December 13, 2021 (in thousands):

Consideration
Equity consideration	$91,430

Total purchase consideration	$91,430

Estimated Fair Value
Cash and cash equivalents	$933
Accounts receivable, net	940
Other current assets	123
Intangible assets	53,800
Other assets	28
Goodwill	49,810
Total assets acquired	105,634
Accounts payable and accrued expenses	312
Other current liabilities	184
Deferred tax liability	12,943
Other liabilities	765
Total liabilities assumed	14,204
Fair value of net assets acquired	$91,430

Acquired intangible assets consist of developed technology, trademarks and trade names, and customer-related intangibles valued at $50.5 million, $2.2 million, and $1.1 million, respectively. The Company amortized developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Transaction Costs

The Company incurred $4.9 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively, in advisory, legal, accounting and management fees in conjunction with the business combinations, which are included in General and administrative expenses on the consolidated statements of operations and comprehensive loss.

Revenues and earnings of the acquirees since the acquisition date

The Company has a history of acquiring various entities with the goal of quickly integrating them into their own products and services. In 2020 the Company acquired Halogen and in 2021 the Company acquired Verzuz, Fite TV, Thuzio and Truverse. Shortly after integrating the acquired entity’s products into the Company’s own

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

product and services, the Company does not separately track revenue and expenses nor allocate corporate costs or overhead to the acquired entities and thus, disclosing any revenues and earnings of the acquired entities in the Company’s post-acquisition results is impracticable.

Unaudited Pro-Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company, Halogen, Verzuz LLC, Flipps Media, Inc., Thuzio LLC, and Truverse, Inc., on a pro forma basis, as though the companies had been combined as of the beginning of the earliest periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2020 or of results that may occur in the future (in thousands).

	Years ended December 31,
	2021	2020
Summary Unaudited Pro Forma Combined Statement of Operations Data
Revenue	$73,638	$116,928
Net loss	$(787,974)	$(76,298)

NOTE 4 – REVENUE

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue. The Company’s revenue is primarily comprised of brand sponsorship and events.

Brand sponsorship revenue is generated from advertisements, either on the mobile application or as part of events. Brand sponsorship revenue is generally recognized as advertisements are viewed if on the Triller App or when events occur when sponsorship is of a specific event.

Revenue related to agreements based on number of impressions delivered is recognized when the advertisement is displayed. Revenue related to fixed fee contracts are recognized throughout the service period such as when the advertisement at the event or series of events is displayed, which is typically under one year.

The Company’s event revenues consist principally of fees from media rights, ticket sales, subscriptions, licensing, and pay-per-view. For event-related contracts, the transaction price is either fixed or dependent on certain metrics, such as viewers and pay-per-view purchases. Revenue from these contracts is recognized when the event has concluded or will be recognized ratably over the number of events when those events provide substantially similar benefits to the end-customer. Revenues from the pay-per-view programming is recorded when the event is aired/performed and is based upon an initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from the Company’s pay-per-view distributors. These estimates are updated each reporting period based on the latest information available.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for pay-per-view programming, the Company evaluates whether the Company is the principal or agent. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

party primarily responsible for fulfillment, inventory risk, and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. Revenue recognized on a net basis was $10,181 thousand and $22,399 thousand for the years ended December 31, 2021 and 2020, respectively. The Company also has revenue share arrangements where the Company is the principal, such as serving as the provider of content for pay-per-view programming. Revenue from revenue share arrangements was $15,322 thousand and $0 for the years ended December 31, 2021 and 2020.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the years ended December 31, 2021 and 2020 were immaterial.

During the year ended December 31, 2021, the Company had a third-party customer which accounted for approximately 12% of the Company’s revenue. During the year ended December 31, 2020, there were no customers representing 10% or more of total revenues.

The Company derives is revenues from its business-to-consumer (“B2C”) services and its business-to-business (“B2B”) partner services. B2B revenue is derived from revenue share and service fees generated from brands and enterprise-level customers. The Company’s B2C revenue is derived from advertising, sponsorship, in-venue tickets, pay-per-view tickets and subscriptions.

The following table presents our revenues disaggregated by our primary revenue sources (in thousands).

	Years ended December 31,
	2021	2020(1)
Revenue
B2B	$25,031	$3,659
B2C	1,377	1

Total revenue	$26,408	$3,660

(1)	2020 revenue revised for discontinued operations as disclosed in Note 1

Revenues by major geographic region are based upon the geographic location of where the Company’s services are provided. The information below summarizes revenues to unaffiliated customers by geographic area (in thousands):

	Years ended December 31,
	2021	2020
Revenue
United States	$20,217	$3,660
Rest of world	6,191	—

Total revenue	$26,408	$3,660

NOTE 5 – NET LOSS PER UNIT & MEMBERS’ EQUITY

Member’s equity

The Company is a limited liability company. The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company has three classes of equity interests, designated “Class A Common Units” and “Class B Common Units,” which are capital

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

interests, and SPUs, which are profits interests. Pursuant to the Company’s LLC Agreement, capital interests participate in distributions from the first dollar and profits interests participate in distributions only with respect to the portion attributable to the “value increase” (as such term is defined in the LLC Agreement) above each respective profits interest’s applicable “base valuation” (as such term is defined in the LLC Agreement).

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units and warrants to purchase Class B Common Units (collectively, “Warrants”). Refer to Note 6, Warrants, for further details on the Company’s warrants.

The Company has issued SPUs to Mashtraxx management, brand ambassadors, social media influencers, and various musicians who have provided services such as live performances to the Company and its affiliates. The SPUs are non-voting units.

The authorized capitalization of the Company consists of unlimited Class A Common Units and unlimited Class B Common Units. Holders of Class A Common Units vote on all matters presented to the Company’s Unitholders, as more particularly set forth in the Company’s LLC Agreement. Each Class A Common Unit has one vote. Class B Common Units are a non-voting class. On December 31, 2021, there were 134,350,000 Class A Common Units outstanding, 65,612,301 Class B Common Units outstanding, and 8,051,962 Redeemable Class B Common Units. On December 31, 2020, there were 116,350,000 Class A Common Units outstanding and 34,843,088 Class B Common Units outstanding.

On December 31, 2021, there were 12,721,466 SPUs outstanding. On December 31, 2020, there were 8,478,311 SPUs outstanding. The SPUs were issued pursuant to written agreements with the recipients, and all except 6,500,000 SPUs issued to Mashtraxx management were issued under the Company’s 2020 Profits Interest Plan.

In 2021, the Company authorized its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 32,531,510 Class B Common Units for future issuance upon the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company. In 2021, the Company’s Board of Directors granted 8,870,105 Options.

Amplify.ai acquisition redemption feature

On December 13, 2021, the acquisition of Amplify.ai (Truverse, Inc.) closed.

As part of the acquisition, the Company acquired all outstanding Truverse, Inc. shares from Truverse Holdings in exchange for 8 million Triller Class B Common Units with a fair value of $91 million, or $11.31 per share. The issuance included an inseparable redemption feature that allows Truverse Holdings to redeem up to one million of the issued shares for a contractually fixed amount of $8.35 per share, for a 90-day redemption period in the event that certain investors in Truverse Holdings exercise their own existing redemption features. As a result of the redemption right on the Triller Class B Common Units, the units transferred will be presented as temporary within mezzanine equity.

Although the potential redemptions are limited up to one million shares and issuance of up to $8 million in cash as a result of the fixed redemption premium, the feature is inseparable from the entire 8 million of Triller Class B Common Units issued in the transaction, which are otherwise fungible. Therefore, the entire equity issuance is presented as temporary equity until the redemption features are exercised or expire.

Upon expiration of the 90-day redemption right, the Company will reclassify the existing carrying amount of the Triller Class B Common Units from temporary equity to permanent equity. As of December 31, 2021, the Company expects none of the former SAFE holders to exercise their right to redeem for cash.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

This redemption feature had no effect on net loss per unit because the redemption was deemed improbable due to the redemption price being below the fair value of the units, resulting in no change to the recorded amount of temporary equity.

Net loss per unit

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A and Class B Common Units have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in net losses. The Company considered the Class A Common Units and Class B Common Units as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s loss.

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	Years Ended December 31,
	2021		2020
	Class A	Class B	Class A	Class B
Net loss attributable to common unitholders	$(526,560)	$(243,150)	$(66,923)	$(8,473)
Weighted average units outstanding, basic and diluted	118,273	54,615	116,350	14,729
Net loss per unit attributable to common unitholders, basic and diluted	$(4.45)	$(4.45)	$(0.58)	$(0.58)

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. Triller excluded the following potential common units from our calculation of diluted net loss per unit attributable to common unitholders for this reason (in thousands):

	Years ended December 31,
	2021	2020
Options	8,870	—
Warrants	130,911	40,751
Convertible Notes (if-converted)	4,645	—

Total	144,426	40,751

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 6 – WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target securityholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those units; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not necessarily indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in Other income (expense) as described below.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 7, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 9, Fair Value Measurements.

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. A total of 12,067,646 Class A Common Warrants are issued and outstanding as of December 31, 2021 and 2020, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of December 31, 2021. Of the total Class A Common Warrants that are outstanding as of December 31, 2021 and 2020, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. On January 1, 2020, 2,738,304 liability classified warrants were outstanding and 1,450,000 were issued during 2020. The liability classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The remaining 7,879,342 Class A Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 7, Unit-Based Compensation, for further details relating to equity classified warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

A summary of both equity and liability classified Class A Common Warrants for the years ended December 31, 2021 and 2020 was as follows:

Class A Common Warrants
Outstanding at January 1, 2020	7,738,304
Issued	4,329,342

Outstanding at December 31, 2020	12,067,646

Issued	—

Outstanding at December 31, 2021	12,067,646

Class B Common Warrants

Warrants to purchase Class B Common Units were issued between March 1, 2020 and December 16, 2021. Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. A total of 128,788,933 and 28,683,497 Class B Common Warrants are issued and outstanding as of December 31, 2021 and 2020, respectively. These warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Of the warrants outstanding at December 31, 2021, 9,946,052 warrants were considered outstanding and included within weighted average outstanding units for the purposes of calculating earnings per unit due to their low exercise price “less than $0.10” described in Note 5, Net Loss per Unit and Members’ Equity. Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. As of December 31, 2021, 846,349 Class B Warrants have been exercised in exchange for proceeds of approximately $8.6 thousand. Of the total Class B Common Warrants that are outstanding as of December 31, 2021 and 2020, 5,885,259 are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability classified warrants were issued during 2020. The liability classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The remaining 122,903,674 Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 7, Unit-Based Compensation, for further details relating to equity classified warrants.

A summary of both equity and liability classified Class B Common Warrants for the years ended December 31, 2021 and 2020 was as follows:

Class B Common Warrants
Outstanding at January 1, 2020	—
Issued	28,683,497

Outstanding at December 31, 2020	28,683,497

Issued	100,951,785
Exercised	(846,349)

Outstanding at December 31, 2021	128,788,933

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 7 – UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Net Loss Per Unit and Members’ Equity, and Note 6, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units. See Note 5, Net Loss per Unit & Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a one year cliff. Exercise prices range from $5.63 to $11.35 per Class B Common Unit. As of December 31, 2021, there were 8,870,105 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the years ended December 31, 2021 and 2020:

Expected Term: Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield: The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility: As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at January 1, 2020	6,500,000	$0.03

Vested at January 1, 2020	498,289	$0.03
Granted	1,978,311	$2.01
Vested	2,208,144	$0.07
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2020	8,478,311	$0.49

Unvested at December 31, 2020	5,771,879	$0.69

Granted	4,243,155	$2.01
Vested	6,445,893	$1.34
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2021	12,721,466	$1.00

Unvested at December 31, 2021	3,569,141	$1.09

Vested and expected to vest at December 31, 2021	9,152,325	$0.96

As of December 31, 2021, total unrecognized unit-based compensation expense related to SPUs is $3.9 million, which is expected to be recognized over a weighted-average period of 0.9 years.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class A Common Warrants

A summary of Class A Common Warrant activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	5,000,000	$1.00	—

Granted	2,879,342	$1.56	5.33
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	7,879,342	$1.21	7.32

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	7,879,342	$1.21	6.32

Exercisable at December 31, 2021	7,879,342	$1.22	6.34

Vested and expected to vest at December 31, 2021	7,879,342	$1.22	6.34

There is no unrecognized unit-based compensation expense for the year ended December 31, 2021 related to Class A Common Warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class B Common Warrants

A summary of Class B Common Warrant activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	—	—	—

Granted	22,798,238	$4.50	7.62
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	22,798,238	$4.50	7.62

Granted	100,951,785	$5.84	5.20
Exercised	846,349	$0.01	4.94
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	122,903,674	$5.64	5.08

Exercisable at December 31, 2021	113,299,083	$5.72	4.98

Vested and expected to vest at December 31, 2021	113,299,083	$5.72	4.98

As of December 31, 2021, total unrecognized unit-based compensation expense related to Class B Common Warrants is $15.6 million, which is expected to be recognized over a weighted-average period of 0.8 years.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Unit Options (“Options”)

A summary of Option activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	—	—	—

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	—	—	—

Granted	8,870,105	$5.74	10
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	8,870,105	$5.74	9.75

Exercisable at December 31, 2021	1,621,850	$5.63	9.75

Vested and expected to vest at December 31, 2021	1,621,850	$5.63	9.75

As of December 31, 2021, total unrecognized unit-based compensation expense related to Options is $18.0 million, which is expected to be recognized over a weighted-average period of 3.2 years.

Compensation Expense

For each Class A Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021 and 2020:

	Class A Common Warrants
	Years ended December 31
	2021	2020
Expected volatility	—	65.0%
Expected term (years)	—	3.30
Expected dividend yield	—	0%
Risk-free interest rate	—	0.73%
Grant date fair value per unit	—	$0.7135

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021 and 2020:

	Class B Common Warrants
	Years ended December 31
	2021	2020
Expected volatility	65.0%	65.0%
Expected term (years)	2.62	4.23
Expected dividend yield	0%	0%
Risk-free interest rate	0.60%	0.27%
Grant date fair value per unit	$4.7450	$1.3584

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021, and 2020:

	Options
	Years ended December 31
	2021	2020
Expected volatility	51.3%	—
Expected term (years)	5.72	—
Expected dividend yield	0%	—
Risk-free interest rate	1.05%	—
Grant date fair value per unit	$2.7369	$—

Total unit-based compensation cost was as follows (in thousands):

	Years ended December 31
	2021	2020
Cost of revenues	$106,554	$3,121
Research and development	1,530	1,146
Selling and marketing	12,103	850
General and administrative	375,949	8,225

Total unit-based compensation expense	$496,136	$13,342

NOTE 8 – DEBT

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1,566,000 under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration, (“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), or the PPP loan. The PPP loan provides for an interest rate of 1.00% per year and matures two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020, or the PPP Flexibility Act, which was enacted on June 5, 2020. The PPP Loan is subject to forgiveness under the PPP to the extent proceeds of the loan are used for eligible expenditures. The PPP loan may be used for payroll costs, costs related to certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Under the terms of the CARES Act and the PPP Flexibility Act, the Company may apply for and be granted forgiveness for all or a portion of loan granted under the PPP loan, with such forgiveness to be determined, subject to limitations (including where employees of the Company have been terminated and not re-hired by a certain date), based on the use of the loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The terms of any forgiveness may also be subject to further requirements in regulations and guidelines adopted by the SBA. The PPP loan was forgiven in July 2021.

The following table presents the classification of scheduled principal payments of the Company’s PPP loan note payable as of December 31, 2020.

Amount
Current portion	$1,566,000
Long-term portion	0

Note payable	$1,566,000

Convertible Notes

Beginning in November 2021, the Company issued subordinated convertible promissory notes to certain investors (the “Convertible Notes”). The aggregate principal amount outstanding under the Convertible Notes was $10,000,000. Interest accrues on the Convertible Notes at a rate of 7.50% per annum and is accrued until the earlier of payment of unpaid principal or conversion. Interest is payable in Class B Common Units (“PIK Interest”), the fair market value of which shall be determined by the Company’s Board of Directors and added to the outstanding principal amount of each Convertible Note on each anniversary of the date of issuance of such Convertible Note. The Company may prepay the Convertible Notes at par together with all accrued but unpaid interest at any time in cash. In connection with issuance of the Convertible Notes, the Company incurred fees in the amount of 1.5% of the gross proceeds. These fees are capitalized as debt issuance costs and are recorded as a reduction to the carrying balance of the Convertible Notes in the consolidated balance sheets.

Upon the occurrence of (i) an acquisition of the Company or a sale of substantially all of its assets (other than a sale of the Company consummated through a merger in which holders of Class B Common Units receive shares of publicly traded stock), or (ii) the initial closing of a sale of Company equity securities (other than an initial public offering (“IPO”), as defined below), which provides for an enterprise value of the Company of $4 billion or more, all outstanding principal and accrued interest under the Convertible Notes shall convert into Class B Common Units at a price equal to the lower of (x) the value per unit of Class B Common Units assuming an enterprise value of the Company equal to $4 billion and (y)(1) for a sale of equity securities, 90% of the price per unit of Class B Common Units paid by cash investors in such sale (or in the case of an offering of an equity security convertible into Class B Common Units, the price per unit of Class B Common Units into which such equity security is convertible), or (2) for a sale of substantially all of the Company’s assets, 90% of the value per unit of the Class B Common Units based on the price paid to the Company less the amount of all obligations of the Company not assumed by the purchaser.

Upon the occurrence of an underwritten IPO of the common equity of the Company on Form S-1, all outstanding principal and accrued interest under the Convertible Notes shall convert into common equity at a price per share of common equity equal to the lower of (x) the value per share of common equity assuming an enterprise value of the Company equal to $4 billion and (y) 90% of the price per share paid for shares of common equity in the IPO.

If a sale of the Company is consummated through a merger in which holders of Class B Common Units receive shares of publicly traded stock of another entity (the “New Issuer”), then all outstanding principal and accrued

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

interest under the Convertible Notes shall convert into Class B Common Units at a price equal to the value per unit of Class B assuming a combined enterprise value of the Company and the New Issuer equal to 80% of the pro-forma combined enterprise value of the Company and the New Issuer used for purposes of the merger.

If agreed upon by the Company and holders of Convertible Notes constituting a majority of the aggregate unpaid principal balance, the Convertible Notes shall convert into Class B Common Units at a value per unit determined by the Company and the noteholders. Upon the occurrence or existence of any event of default, holders of Convertible Notes constituting a majority of the aggregate unpaid principal balance may declare all outstanding principal and interest payable by the Company immediately due.

The Convertible Notes do not subordinate to any other debts or notes. If the Convertible Notes have not been converted to Class B Common Units in 5 years of its issuance, the Company will need to begin repayment of the principal and associated interest starting on the seventh anniversary of the Convertible Notes issuance.

The Convertible Notes contain provisions that are deemed to be share-settled redemption features that meet the criteria for bifurcation under ASC 815 as a separate derivative as the Convertible Notes could settle at a significant discount based on the implied price of the Company’s stock based on an acquisition, sale of equity securities, sale of substantially all assets of the Company, or IPO. The Company determined that the fair value of this embedded compound derivative was immaterial as of December 31, 2021. Each reporting period, the Company will monitor the derivative liability’s fair value, with any changes in fair value recorded in the consolidated statements of operations and comprehensive loss. The Company’s related interest expense for the year ended December 31, 2021 was immaterial.

NOTE 9 – FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and cash equivalents – The carrying amount reported on our consolidated balance sheets approximates fair value.

•	Accounts receivable – The carrying amount reported on our consolidated balance sheets approximates fair value.

•	Accounts payable - The carrying amount reported on our consolidated balance sheets approximates fair value.

•

Warrants – Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•	Convertible notes embedded derivative – The bifurcated features have immaterial value and are thus not included below.

•	Verzuz and Thuzio contingent earn-out liabilities – Fair value is estimated using a probability-weighted analysis, the time until the milestone is paid out, and an appropriate discount rate.

Assets and liabilities measured at fair value are classified into the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial assets as of December 31, 2021 and 2020 that are measured at fair value on a recurring basis during the period (in thousands):

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Warrant Liabilities	$96,586	—	—	$96,586
Contingent earn-out liability	$59,568			59,568

Total liabilities	$156,154	—	—	$156,154

	December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Warrant Liabilities	$31,359	—	—	$31,359

Total liabilities	$31,359	—	—	$31,359

Cash and cash equivalents, accounts receivable and accounts payable are valued using Level 1 inputs while warrant liabilities are valued using Level 3 inputs. As discussed in Note 6, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815.

The estimated fair value of each common warrant granted was determined on the grant date using the Black- Scholes option pricing model with the following assumptions for years ended December 31, 2021 and 2020:

	2021	2020
Expected term (years)	4.43	5.43
Risk-free interest rate	1.12%	0.46%

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021 and 2020 (in thousands):

Level 3 liabilities
Balance as of January 1, 2020	$71
Warrants additions	10,108
Warrants exercise or conversion	—
Warrants measurement adjustments	21,180

Balance as of December 31, 2020	$31,359

Warrants additions	—
Warrants exercise or conversion	—
Warrants measurement adjustments	65,227
Contingent earn-out liability(1)	59,568

Balance as of December 31, 2021	$156,154

(1)

Relates to the initial recognition of contingent earn-out liabilities of $67.3 million from the Verzuz and Thuzio acquisitions, fair value measurement adjustments of $2.2 million, and an earn-out payment of $10 million. Refer to Note 3, Business Combinations, for details.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

As of December 31, 2021, there is a contingent consideration arrangement, consisting of an earn-out payment to the former shareholders of Verzuz and Thuzio of up to $53.2 million and $6.4 million, respectively.

The Company’s contingent earn-out liability for Verzuz and Thuzio is measured on a recurring basis using significant unobservable inputs (Level 3). Total fair value movement of $2.2 million for Verzuz and an immaterial amount for Thuzio for the year ended December 31, 2021 is included in Other income (expense), net.

The fair values of the contingent earn-out liabilities were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method. The resulting amounts are then discounted to present value. For the year ended December 31, 2021, the weighted-average discount rate was estimated to be 4.2%, the weighted-average payment term was estimated to be 1.6 years; and the fair value per Class B Common Unit of Triller was estimated to be $11.35.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in Other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss.

The total $59.6 million of contingent earn-out liability as of December 31, 2021 for Verzuz and Thuzio is included in Earn-out liability, current and Earn-out liability, long term in the accompanying consolidated balance sheets.

NOTE 10 – INCOME TAXES

The Company is treated as a partnership for income tax reporting and its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. There are several operating subsidiaries of Triller Hold Co LLC, that are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these C-Corporations is not passed through to Triller Hold Co LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

The components of our income tax (benefit) expense were as follows (in thousands):

	Year ended December 31
	2021	2020
Current:
Federal	$59	$—
State	—	—

	59	—
Deferred:
Federal	(1,203)	—
State and Local	56	—

	(1,147)	—

Income taxes (benefit) expense	$(1,088)	$—

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following is a reconciliation of the United States statutory federal income tax rate to the effective tax rate:

	Year ended December 31
	2021	2020
Tax benefit (expense) computed at the federal statutory rate	21%	21%
State tax benefit (expense), net of federal benefit	3.9	6.1
Nontaxable pass-through income	(2.2)	3.2
Warrant valuation	(2.0)	(8.7)
Valuation allowance	(20.1)	(19.8)
Other benefits (expenses)	(0.3)	(1.7)
Income taxes (benefit) expense	0.2%	0.0%

The significant components of net deferred tax balances were as follows (in thousands):

	Year ended December 31
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$55,623	$20,570
Other	44	18
Unit-based compensation	126,381	3,449

Total deferred tax assets	182,048	24,037
Deferred tax liabilities
Intangibles	(21,971)	(2,725)
Other	(8)	(8)

Total deferred tax liabilities	(21,979)	(2,733)
Net deferred tax balance before valuation allowance	160,069	21,304

Valuation allowance	(176,960)	(21,304)

Net deferred taxes	$(16,891)	$—

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred by the Company over the three-year period ended December 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $176.9 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Company has federal net operating loss carryforwards of approximately $214 million as of December 31, 2021, of which $208 million will be carried forward indefinitely and $6 million will begin to expire in 2035, if not utilized.

Utilization of the net operating loss carryforwards is likely subject to annual limitations due to the “change in ownership” provisions (Section 382) of the Internal Revenue Code. The annual limitations may result in the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

expiration of net operating losses before their utilization. The net operating loss carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the net operating loss is utilized.

The Company recognizes the tax benefit from an uncertain tax position only if is more likely than not that the tax position will be sustained on examination by the taxing authorities. Our policy is to recognize interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our consolidated balance sheets. The Company does not currently have any uncertain tax positions and has not accrued any interest or penalties.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2021, the Company’s federal and state income tax returns for the years 2017 through 2021 remain open and are subject to examination.

NOTE 11 – GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

	December 31, 2021
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$79,900	$5,350	$74,550	4.72
Trademarks and trade name	8,000	372	7,628	9.57
Customer-related intangible	16,620	414	16,206	9.75
Content	14,200	1,317	12,883	9.07
Capitalized software	16,990	3,278	13,712	4.10
Other	2,600	52	2,548	8.89

Total	$138,310	$10,783	$127,527	5.93

	December 31, 2020
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$11,000	$1,127	$9,873	4.49
Trademarks and trade name	500	61	439	8.77
Capitalized software	7,196	689	6,507	4.54
Customer-related intangible	20	3	17	8.77

Total	$18,716	$1,880	$16,836	4.63

Amortization expense relating to the Company’s intangible assets was approximately $8,902 thousand and $1,830 thousand for the years ended December 31, 2021 and 2020, respectively.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following is a summary the Company’s goodwill activity for the years ended December 31, 2021 and 2020 (in thousands):

Goodwill
Balance as of January 1, 2020	$9,104
Goodwill acquired	981
Goodwill impairment	—

Balance as of December 31, 2020	$10,085

Goodwill acquired	173,141
Goodwill impairment	—

Balance as of December 31, 2021	$183,226

The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2022	$23,571
2023	23,571
2024	23,530
2025	21,793
2026	16,742
Thereafter	18,322

Total amortization expense	$127,529

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable contractual agreements related to real estate leases, music licensing, and other obligations related to the use of copyrighted music.

The future minimum contractual commitments including commitments less than one year, as of December 31, 2021 for each of the next five years are as follows:

Minimum Commitment (in thousands)
2022	$20,813
2023	3,863
2024	1,542
2025	872
2026	0
Thereafter	0

Total commitments	$27,090

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Material contingencies are disclosed when the Company believes a loss is not probable but reasonably possible. Accounting for contingencies requires management to use judgment related

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

to both the likelihood of a loss and the estimate of the amount or range of loss. Many legal and tax contingencies can take years to be resolved.

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. If the Company determines that a probable a loss has been incurred and the amount is reasonably estimable, the Company will record a liability. As of December 31, 2021, the Company does not believe the outcome of any ongoing legal proceedings will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

NOTE 13 – RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller, Inc. engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Triller, Inc.’s mobile application and associated software. Mashtraxx is an Affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. During fiscal year 2020, Triller, Inc. paid Mashtraxx approximately $8.9 million under the Services Agreement. In 2021, Triller, Inc. paid Mashtraxx approximately $12.3 million under the Services Agreement. Phillip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Triller, Inc. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2020, Triller paid $371 thousand for the office space. In fiscal year 2021, Triller paid approximately $1.5 million for the office space. Proxima is an affiliate of Ryan Kavanaugh, who, through Proxima, is a beneficial owner of more than 5% of the Company’s equity securities.

Fall 2020 Debt Financing

On November 20, 2020 Triller Legends LLC (“Legends”), a wholly owned subsidiary of the Company, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the aggregate principal amount of $1 million to such trusts. The trustees of the trusts are relatives of Ryan Kavanaugh. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $300 thousand and warrants to purchase an aggregate of 119,647 Class B Common Units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima/Triller Agreement

On April 20, 2020, Proxima and Triller, Inc. entered into an agreement pursuant to which Proxima agreed to secure on Triller, Inc.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Triller, Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Triller, Inc. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Triller, Inc. in connection with the event. As of December 31, 2020, the Company accrued $6 million under this agreement. Proxima was paid $6.6 million related to this event in early 2021. Proxima is owned and controlled by Ryan Kavanaugh.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Proxima Transactions

On March 16, 2020 Triller reimbursed Proxima approximately $300 thousand for legal and business expenses Proxima had paid for in 2019 and 2020 related to the Triller, Inc. acquisition in October 2019.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $8.3579 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 24, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10 million while the warrants remain outstanding as of December 31, 2021. Acquisition was an Affiliate of Bobby Sarnevesht and Ryan Kavanaugh.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh, Ryan Kavanaugh’s father and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction.

Truverse Acquisition

On December 15, 2020 the Company entered into a Binding Term Sheet (“Term Sheet”) with Truverse Inc. (“Truverse”) pursuant to which the Company agreed to buy all of the issued and outstanding equity securities of Truverse for a purchase price of $91.4 million consisting entirely of 8 million shares of newly issued Class B Common Units of the Company at a purchase price of $11.35 per unit. In addition, the Company agreed to issue 98,110 Class B Common Units to Mahinda de Silva to satisfy a debt obligation of Truverse to Mr. de Silva in the amount of approximately $820 thousand. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. The Company closed this transaction in December 2021.

GEX Consulting Agreement

On September 9, 2020 Triller entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Triller agreement to pay $20 thousand per month for finance and consulting services performed by GEX. Triller paid GEX approximately $181 thousand and $240 thousand in 2020 and 2021 respectively. GEX is an Affiliate of Sri Vanamali, who was formerly a director of the Company.

Ryan Kavanaugh Employment Agreement

On October 9, 2019 Triller, Inc. entered into an employment agreement with Ryan Kavanaugh under which Triller, Inc. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Triller,

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2020.

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued Proxima a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On August 10, 2021 the Company issued Proxima a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On November 12, 2021 the Company issued Proxima a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

Bobby Sarnevesht Employment Agreement

On October 9, 2019 Triller, Inc. entered into an employment agreement with Bobby Sarnevesht under which Triller, Inc. agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2020.

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On August 10, 2021 the Company issued each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

•	On November 12, 2021 the Company issued each of AS and BAS warrant to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

Bay Area Surgical Management (“BASM”) Transactions

In fiscal years 2020 and 2021, $330 thousand and $270 thousand, respectively, were paid in connection with BASM’s provision of payroll and accounting services to the Company. An additional $500 thousand has been accrued for services in 2021 to be paid in 2022. BASM is an Affiliate of Bobby Sarnevesht.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in the condensed consolidated financial statements. Such events were evaluated through June 29, 2022, the date and time the condensed consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the condensed consolidated financial statements.

Direct listing

On June 27, 2022, Triller Inc. was formed for the purposes of serving as the successor to Triller Hold Co LLC and facilitating a direct listing of securities. Triller Inc. has not conducted any business except in connection with its formation and the filing of the registration statement. The business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, Triller Hold Co LLC will merge into Triller Inc., with Triller Inc. serving as the surviving entity, and thereafter all of the business operations will be conducted through Triller Inc. and its consolidated subsidiaries.

Termination of the reverse acquisition with SeaChange International, Inc.

On December 22, 2021, SeaChange International Inc. (“SeaChange”) and the Company entered into an Agreement and Plan of Merger (together with any amendments thereto, the “Merger Agreement”), pursuant to which the Company will be merged with and into SeaChange, and the separate existence of Triller Hold Co LLC shall cease, with SeaChange continuing as the surviving corporation (the “Merger”).

The Merger was expected to be accounted for as a reverse acquisition of SeaChange by Triller Hold Co LLC. On June 14, 2022, the Company and SeaChange entered into a termination agreement, which terminated the Merger Agreement, and all transactions contemplated thereby.

FanGage Acquisition

On April 20, 2022, the Company entered into an agreement to acquire FNG Holding B.V. (“FanGage”), which provides platform-based solutions for creators to engage with their communities to increase consumer interactions, for equity consideration of approximately $33.4 million. The Company expects to close the acquisition during the three months ended September 30, 2022.

Julius Acquisition

On March 25, 2022, the Company entered into an agreement to acquire JuliusWorks, Inc. (“Julius”), a leading influencer marketing software platform, for equity consideration of approximately $10.0 million with additional contingent cash and/or equity earnout consideration. The Company expects to close the acquisition during the three months ended September 30, 2022.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Pillow Fighting Championship Acquisition

On March 21, 2022, the Company entered into an agreement to acquire a majority interest in Gladiatrix, LLC (“Pillow Fighting Championship”), a promoter and producer of alternative combat sports, for mixed cash and equity consideration of approximately $10.6 million. The Company expects to close the acquisition during the three months ended September 30, 2022.

Bare Knuckle Fight Championship Acquisition

On February 15, 2022, the Company entered into an agreement to acquire a majority interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a promoter and producer of alternative combat sports, for mixed cash and equity consideration of approximately $42.2 million. The Company expects to close the acquisition during the three months ended September 30, 2022.

NOTE 15 – DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club, a wholly owned business of the Company. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, the Triller Fight Club business, is reported as a discontinued operation in the consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing involvement or continuing cash flows associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the consolidated balance sheets.

The operating results of the Triller Fight Club, which is shown as discontinued operations on the Company’s consolidated financial statements, are as follows for the periods presented:

	Six Months Ended June 30,
	2022	2021
Net sales	461	16,979
(Loss) income from discontinued operations	(30,806)	31,976
Income taxes	—	—

(Loss) income from discontinued operations, net of tax	(30,806)	(31,976)

Triller Hold Co LLC

Condensed Consolidated Balance Sheets

As of September 30, 2022 and December 31, 2021

	As of September 30, 2022 (Unaudited)	As of December 31, 2021
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,448	$30,995
Restricted cash	—	5,521
Accounts receivable, net	5,513	3,948
Other current assets	2,429	1,630
Current assets of discontinued operations	—	8,070

Total current assets	10,390	50,164
Goodwill	210,547	183,226
Intangible assets, net	129,784	127,527
Other assets and long-term receivables	7,488	740
Long-term assets of discontinued operations	0	5,000

Total assets	$358,209	$366,657

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$50,736	$16,010
Earn-out liability, current	6,665	21,369
Other current liabilities	41,006	5,439
Current liabilities of discontinued operations	8,005	5,770

Total current liabilities	106,412	48,588
Long-term debt	37,000	10,059
Deferred tax liability	17,118	16,890
Earn-out liability, long-term	—	38,199
Warrant liability	56,788	96,586
Other liabilities	5,010	103
Long-term liabilities of discontinued operations	—	126

Total liabilities	$222,328	$210,551
Redeemable Class B Common Units —$0.00 par value—zero and 8,052 shares authorized; Zero and 8,052 shares issued and outstanding; aggregate liquidation preference of zero and $91,390 as of June 30, 2022 and December 31, 2021, respectively	—	91,390

Unitholders’ equity
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068 And 134,350 units outstanding as of September 30, 2022 and December 31, 2021, respectively	2,263	78,722
Class B Common Units—$0.00 par value; Unlimited units authorized; 75,663 and 65,612 units outstanding as of September 30, 2022 and December 31, 2021, respectively	945,121	826,587
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833 units and zero units outstanding as of September 30, 2022 and December 31, 2021, respectively	7,196	—
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 46,651 and zero units outstanding as of September 30, 2022 and December 31, 2021, respectively	15,375	—
Series A-1 Preferred Units—$0.00 par value; 48,470 units authorized; 37,702 units and zero units outstanding as of September 30, 2022 and December 31, 2021, respectively	88,888	—
Series AA-1 Preferred Units—$0.00 par value; Unlimited units authorized; 3,369 units and zero units outstanding as of September 30, 2022 and December 31, 2021, respectively	30,264	—
Additional paid-in capital	10,264	8,827
Accumulated other comprehensive income	150	231
Accumulated deficit	(971,946)	(849,651)

Total Triller Hold Co LLC unitholders’ equity	127,575	64,716
Noncontrolling interest	8,306	—

Total unitholders’ equity	135,881	64,716

Total liabilities and unitholders’ equity	$358,209	$366,657

See accompanying notes to condensed consolidated financial statements.

Triller Hold Co LLC

Condensed Consolidated Statements of Operations and Comprehensive Loss

For the nine months ended September 30, 2022 and 2021

(Unaudited)

	Nine Months Ended September 30,
	2022	2021
	(In thousands)
Revenues	$36,868	$17,998
Operating costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	61,259	102,483
Research and development	8,961	19,655
Selling and marketing	21,733	45,518
General and administrative	9,550	132,972
Depreciation and amortization	18,284	4,712

Total operating expenses	$119,787	$305,340

Total operating loss	(82,919)	(287,342)
Other expense, net	(5,142)	(11,570)

Net loss from continuing operations before income taxes	(88,061)	(298,912)
Income tax benefit	6,237	—

Net loss from continuing operations	$(81,824)	$(298,912)
Net loss from discontinued operations, net of income taxes	(40,010)	(53,255)

Net loss	$(121,834)	(352,167)
Less: Net income attributable to noncontrolling interests	(536)	—

Net income attributable to Triller, Inc.	$(121,298)	$(352,167)
Foreign currency translation adjustment	(39)	—

Total other comprehensive loss	$(39)	—

Comprehensive loss	$(121,337)	$(352,167)

Net loss per unit attributable to Class A and Class B common unitholders of Triller Hold Co LLC:
Basic and Diluted—Continuing operations	$(0.50)	$(2.11)
Basic and Diluted—Discontinued operations	$(0.17)	$(0.32)
Weighted-average common units used in computation of net loss per unit:
Basic and Diluted	242,407	167,094

See accompanying notes to condensed consolidated financial statements.

Triller Hold Co LLC

Condensed Consolidated Statements of Cash Flow

For the nine months ended September 30, 2022 and 2021

(Unaudited)

	Nine Months Ended September 30,
	2022	2021
	(In thousands)
Cash flows from operating activities:
Net loss	$(121,834)	$(352,167)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,284	4,712
Bad debt expense	12,500	—
Unit-based compensation	22,435	154,772
Non-cash interest expense	1,176	—
Deferred income taxes	(4,009)	—
Change in fair value of warrant liability	(39,798)	41,225
Change in fair value of earn-out liability	—	1,646
Gain on extinguishment of debt	—	(1,566)
Other non-cash adjustments	(15)	—
Changes in assets and liabilities:
Accounts receivable	(7,011)	(6,359)
Other current assets	2,185	368
Other assets	(11,668)	(3,484)
Accounts payable and accrued expenses	33,827	20,575
Other current liabilities	—	(1,789)
Other liabilities	1,907	20

Net cash used in operating activities	$(92,021)	(142,047)

Cash flows from investing activities:
Purchase of property and equipment	(46)	(42)
Capitalization of internally developed software	$(3,397)	—
Purchase of intangible assets	—	(7,550)
Purchase of businesses, net of cash acquired	$(11,184)	(33,738)

Net cash used in investing activities	$(14,627)	(41,330)

Cash flows from financing activities:
Net proceeds from issuance of Class B Common Units	—	162,358
Equity issuance costs	(300)	—
Exercise of warrants	814	—
Cash paid for earn-out liability	—	(10,000)
Redemption of Class B Common Units	—	(3,000)
Convertible promissory note issued for settlement of earn-out	37,000	—
Proceeds from issuance of convertible notes	20,334	—
Payment of debt issuance costs	(368)	—

Net cash provided by financing activities	57,480	149,358

Cash flows from discontinued operations – operating	15,181	21,546

Foreign exchange impact on cash	(81)	—

Net change in cash, cash equivalents, and restricted cash	(34,068)	(12,473)

Cash, cash equivalents, and restricted cash at the beginning of the period	36,516	19,365

Cash, cash equivalents, and restricted cash at the end of the period	$2,448	$6,892

Reconciliation of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$2,448	$6,892
Restricted cash	—	—

Total cash, cash equivalents, and restricted cash	$2,448	$6,892

Supplemental disclosure of noncash activities:
Acquisition related noncash activities	$(11,335)	$114,023
Net conversions of multiple classes of equity units to other classes of units	30,265	—

See accompanying notes to condensed consolidated financial statements.

Triller Hold Co LLC

Condensed Consolidated Statements of Unitholders’ Equity

for the nine months ended September 30, 2022

(Unaudited)

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Triller, Inc. Members’ Equity (Deficit)	Non-controlling Interests	Total
(In thousands)	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Balance at December 31, 2021	8,052	$91,390	134,350	$78,722	65,612	$826,587	—	$—	—	$—	—	$—	—	$—	$8,827	$231	$(849,651)	$64,716	$—	$64,716
Issuance of Class B Common Units related to acquisitions	—	—	—	—	4,931	43,133	—	—	—	—	—	—	—	—	—	—	—	43,133	—	43,133
Issuance of Class B Common Units for services	—	—	—	—	186	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Class B Units	—	—	—	—	4,961	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of warrants to purchase Class B Common Units (Mike Lu)	—	—	—	—	400	814	—	—	—	—	—	—	—	—	—	—	—	814	—	814
Equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(300)	—	—	(300)	—	(300)
Redemption of Class B Common Units	(574)	(6,519)	—	—	—	1,719	—	—	—	—	—	—	—	—	—	—	—	1,719	—	1,719
Reclassification of Class B Common Units from temporary equity to permanent equity	(7,478)	(84,871)	—	—	7,478	84,871	—	—	—	—	—	—	—	—	—	—	—	84,871	—	84,871
Unit-based compensation	—	—	—	—	—	20,699		—	—	—	—	—	—	—	1,737	—	—	22,436	—	22,436
Other equity adjustment	—	—	—	—	—	2,298	—	—	—	—	—	—	—	—	—	—	(997)	1,301	—	1,301
Conversion of Class A Common Units to Class C-1 and Class C-2 in merger of Triller Acquisition LLC and Triller Hold Co LLC	—	—	(80,282)	$(26,459)	—	—	33,630	11,084	46,651	15,375	—	—	—	—	—	—	—	—	—	—
Conversion of Class A Common Units to Series A-1 Preferred Units	—	—	(18,000)	$(50,000)	—	—	—	—	—	—	18,000	50,000	—	—	—	—	—	—	—	—
Conversion of Class B Common Units to Series A-1 Preferred Units	—	—	—	—	(7,905)	(35,000)	—	—	—	—	7,905	35,000	—	—	—	—	—	—	—	—
Conversion of convertible notes to Series AA-1 Preferred Units	—	—	—	—	—	—	—	—	—	—	—	—	3,369	30,264	—	—	—	30,264	—	30,264
Conversion of Class C-1 Common Units to Series A-1 Preferred Units	—	—	—	—	—	—	(11,797)	(3,888)	—	—	11,797	3,888	—	—	—	—	—	—	—	—
Noncontrolling interest related to acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	8,842	8,842
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(121,298)	(121,298)	(536)	(121,834)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81)	—	(81)	—	(81)

Balance at September 30, 2022	—	$—	36,068	$2,263	75,663	$945,121	21,833	$7,196	46,651	$15,375	37,702	$88,888	3,369	$30,264	$10,264	$150	$(971,946)	$127,575	$8,306	$135,881

Triller Hold Co LLC

Condensed Consolidated Statements of Unitholders’ Equity

for the nine months ended September 30, 2021

(Unaudited)

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Triller, Inc. Members’ Equity (Deficit)	Non-controlling Interests	Total
(in thousands)	Units	Amounts	Units	Amounts	Units	Amounts
Balance at December 31, 2020	—	$—	116,350	$28,694	34,843	$87,351	$159	$—	$(79,941)	$36,263	$—	$36,263
Issuance of Class B Common Units for cash, net of expenses	—	—	—	—	19,608	162,358	—	—	—	163,258	—	162,358
Issuance of Class B Common Units related to acquisitions	—	—	—	—	6,078	39,481	—	—	—	39,481	—	39,481
Redemption of Class B Common Units	—	—	—	—	(1,474)	(3,000)	—	—	—	(3,000)	—	(3,000)
Units-based compensation	—	—	—	27	—	146,570	8,175	—	—	154,772	—	154,772
Other comprehensive	—	—	—	—	—	—	—	482		482	—	482
Net loss	—	—	—	—	—	—	—		(352,167)	(352,167)	—	(352,167)

Balance at September 30, 2021	—	$—	116,350	$28,721	59,055	$32,760	$8,334	$482	$(432,108)	$38,189	—	$38,189

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company”) was legally formed on October 8, 2019 and is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company. The Company has three classes of equity. Two are capital interests designated as Class A Common Units and Class B Common Units. The third is a class of profit interests designated as Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, while the Class B Common Unit is non-voting. All distributions are made to holders of common units in accordance with their respective percentage interests in the Company.

Triller Platform Co., a predecessor entity of the Company, was formed on March 11, 2015 as Mibblio, Inc. (“Mibblio”) in the State of Delaware. On January 27, 2016, Mibblio changed its legal name to Triller, Inc. In October 2019, Triller, Inc.’s then existing shareholders formed Triller Legacy LLC to sell Triller, Inc. to the Company. On October 8, 2019, the Company purchased a 100% equity stake in Triller, Inc. and Triller, Inc. became a wholly owned subsidiary of the Company. On June 27, 2022, Triller, Inc. changed its legal name to Triller Platform Co.

Collectively, the Company and Triller Platform Co., are referred to as “Triller” throughout the remainder of this report.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club business. As a result of these actions, the Triller Fight Club business, is reported as a discontinued operation in the consolidated financial statements for all periods presented. The Company does not have or anticipate having any significant continuing involvement or continuing cash flows associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the condensed consolidated balance sheets.

Triller is an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content. Triller produces music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same. From its pioneering work in artificial intelligence (“AI”) powered video creation, editing, sharing and social networking services, Triller has evolved and expanded its offering to become the first “open garden” platform, embracing decentralization and leading the move to Web3. Triller’s AI-driven consumer engagement and e-commerce platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim reporting. The unaudited condensed consolidated financial statements include the accounts and operations of the Company, including all the subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which it is considered to be a primary beneficiary. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve holding a majority of the voting interests. The Company

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

consolidates any VIE of which the Company is the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company has considered the provisions within the contractual arrangements that grants the Company power to manage and make decisions that affect the operation of its VIEs. The Company considers the rights granted to the other investors under the contractual arrangements to be more protective in nature rather than substantive participating rights. As such, the Company has determined that it is the primary beneficiary of its VIE and evaluates its relationships with its VIE on an ongoing basis to determine whether it continues to be the primary beneficiary. All intercompany transactions and account balances have been eliminated in consolidation.

In the opinion of management, these unaudited interim condensed consolidated financial statements (“condensed consolidated financial statements”) reflect all adjustments, consisting of normal recurring items, considered necessary to present interim periods indicated. These condensed consolidated financial statements have been prepared in accordance with GAAP applicable to interim financial statements. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of the operating results for the full year, and therefore should not be relied upon as an indicator of future results. Certain notes or other information that are normally required by GAAP have been condensed or omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the condensed consolidated financial statements should be read in connection with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2021 which provide a more complete discussion of the Company’s accounting policies and certain other information.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates and assumptions reflected in the condensed consolidated financial statements relate to and include, but are not limited to, determining the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of contingent earn-out liability; internally developed software; impairment of intangible assets with definite lives and other long-lived assets; and income taxes.

The coronavirus (“COVID-19”) pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. COVID-19 has disrupted the Company’s general business operations since March 2020 and the Company expects that such disruption will continue for an unknown period. As the Company continues to closely monitor the COVID-19 pandemic, its top priority remains protecting the health and safety of the Company’s employees. Safety guidelines and procedures, including social distancing and enhanced cleaning, have been developed for on-site employees and these policies are regularly monitored. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and will be recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the condensed consolidated financial statements.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Recently Adopted Accounting Standards

In May 2021, the FASB issued ASU 2021-04 that requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. The adoption of this standard did not have a material effect on the Company’s condensed consolidated financial statements and related disclosures.

Recent Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease) in the balance sheet. The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, deferred the effective date for non-public companies. ASU 2016-02 is now effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022 for private companies. The Company elected the extended transition period. The qualitative and quantitative effects of adoption of Accounting Standards Codification (“ASC”) 842 are still being analyzed, and the Company is in the process of evaluating the full effect, including the total amount of both financing and operating leases, the new guidance will have on the condensed consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS

Bare Knuckle Fighting Championship Acquisition

In February 2022, the Company entered into a binding letter of intent to acquire a 76% equity interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a company that hosts and promotes legal, sanctioned, and regulated combat sports events in the United States and abroad. On April 1, 2022, the Company entered into certain contractual arrangements with BKFC, including debt and operating agreements, which represented variable interests in BKFC. The Company further determined that BKFC qualified as a variable interest entity and the Company was the primary beneficiary of BKFC as of this date. This conclusion was based on the Company’s ability, through the variable interests, to direct the activities that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Accordingly, the results of BKFC are included in the condensed consolidated financial statements of the Company.

On August 18, 2022 (“Acquisition date”), the Company acquired 76% equity interest in BKFC, that resulted in a reconsideration event under ASC 810, Consolidation, as the transaction met the definition of business combination under ASC 805, Business Combinations as of the Acquisition date. A new basis of accounting is required to be applied if a business combination has taken place. Accordingly, as of the Acquisition date, the Company determined the fair value of the total consideration paid to be approximately $32.6 million, consisting of equity consideration of approximately $11.3 million and contingent consideration of approximately $6.6 million. The fair value of contingent consideration consists of equity consideration of $5.6 million and contingent consideration payable in cash of approximately $1.0 million, that is payable based on attainment of future revenue and subscriber milestones targets to be achieved over 12-month period ending May 2023. The contingent earn-out liability is discussed in Note 9, Fair Value Measurements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of 76% equity interest in BKFC (in thousands):

Consideration
Cash consideration	$11,600
Promissory note	3,000
Equity consideration	11,335
Contingent consideration—cash	1,011
Contingent consideration—equity	5,654

Total purchase consideration	$32,600

Estimated fair value
Cash and cash equivalents	$407
Accounts receivable, net	2,054
Other current assets	185
Other non-current assets	179
Intangible assets, net	17,000
Goodwill	23,083
Accounts payable and accrued expenses	(898)
Deferred revenue	(568)
Non-controlling interest	(8,842)

Total acquisition	$32,600

Acquired intangible assets consist of trademarks and trade names, customer-related intangibles, and content library valued at $8.3 million, $3.1 million, and $5.6 million, respectively. The Company amortizes acquired intangibles over 10 years. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Truverse, Inc.dba Amplify.ai

On December 13, 2021, the Company acquired 100% of Truverse, Inc. dba Amplify.ai, an artificial intelligence driven communication platform, for a total equity consideration of $91.4 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Truverse, Inc. on December 13, 2021 (in thousands):

Consideration
Equity consideration	$91,430

Total purchase consideration	$91,430

Estimated Fair Value
Cash and cash equivalents	$933
Accounts receivable, net	940
Other current assets	123
Intangible assets	53,800
Other assets	28
Goodwill	49,810

Total assets acquired	105,634
Accounts payable and accrued expenses	312
Other current liabilities	184
Deferred tax liability	12,943
Other liabilities	765

Total liabilities assumed	14,204

Fair value of net assets acquired	$91,430

Acquired intangible assets consist of developed technology, trademarks and trade names, and customer-related intangibles valued at $50.5 million, $2.2 million, and $1.1 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Thuzio, LLC

On October 30, 2021, the Company acquired 100% of Thuzio, LLC (“Thuzio”), a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets. The contingent earn-out liability is discussed in Note 9, Fair Value Measurements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Thuzio, LLC on October 30, 2021 (in thousands):

Consideration
Equity consideration	$23,913
Contingent consideration	6,384

Total purchase consideration	$30,297

Estimated Fair Value
Cash and cash equivalents	$245
Accounts receivable, net	396
Other current assets	457
Intangible assets	14,800
Goodwill	17,855

Total assets acquired	33,753
Accounts payable and accrued expenses	802
Other current liabilities	2,630
Other liabilities	24

Total liabilities assumed	3,456

Fair value of net assets acquired	$30,297

Acquired intangible assets consist of customer-related intangibles, content library, trademarks and trade names, and developed technology valued at $10.9 million, $2.1 million, $1.3 million and $0.5 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The customer-related intangible was valued using the income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The content library and internally developed technology intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost.

Goodwill is primarily attributable to the assembled workforce, know-how, and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Flipps Media, Inc.

On July 30, 2021, the Company acquired Flipps Media, Inc. (“Fite TV”), a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Flipps Media, Inc. on July 30, 2021 (in thousands):

Consideration
Cash consideration	$27,652
Equity consideration	23,738

Total purchase consideration	$51,390

Estimated Fair Value
Cash and cash equivalents	$2,847
Accounts receivable	233
Other current assets	6
Intangible assets	25,200
Other assets	187
Goodwill	34,791
Total assets acquired	63,264
Accounts payable and accrued expenses	922
Other current liabilities	5,838
Deferred tax liability	5,095
Other liabilities	19
Total liabilities assumed	11,874
Fair value of net assets acquired	$51,390

Acquired intangible assets consist of developed technology, customer-related intangibles, and trademarks and tradenames valued at $18.4 million, $4.0 million and $2.8 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates.

Goodwill is primarily attributable to assembled workforce, future content, know-how, and potential for future technology and customers. Goodwill is not expected to be deductible for income tax purposes.

Verzuz LLC Acquisition

On January 27, 2021, the Company acquired 100% of Verzuz LLC (“Verzuz”), a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10 million, along with approximately $15.7 million in equity consideration and an additional $10 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout, with the obligation paid in May 2021.

Additionally, $51 million in contingent cash and equity consideration is to be transferred depending on Triller’s delivery of episodes post-acquisition. If Triller curates and produces a set number of new episodes, the Verzuz

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

members will receive $15 million after the first year and an additional $15 million if the same number is reached in the second year after closing. Based on the members’ performance in the first two years after closing of the acquisition, the members may be entitled to additional units of Triller. In totality, consideration transferred for this business combination amounted to approximately $86.7 million, in which present value was applied.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Verzuz LLC on January 27, 2021 (in thousands):

Consideration
Cash consideration	$10,000
Equity consideration	15,743
Contingent consideration	60,943

Total purchase consideration	$86,686

Estimated Fair Value
Intangible assets	$16,000
Goodwill	70,686

Total assets acquired	86,686

Fair value of net assets acquired	$86,686

Acquired intangible assets consist of content, trademarks and tradename, and customer-related intangibles, valued at $14.2 million, $1.2 million, and $0.6 million, respectively. The Company amortizes these acquired intangible assets over 10 years. Content and customer-related intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, dynamics related to brand recognition, and publicly available trade name royalty rates.

Goodwill is primarily attributable to the assembled workforce, know-how, future content, and future customers. Goodwill is not expected to be deductible for income tax purposes.

On February 25, 2022, the Company entered into a Settlement and Payment Agreement (“Amendment”) with Verzuz to settle the contingent cash and equity consideration provided in the original business combination agreement dated January 27, 2021. The Amendment resulted in the Company’s obligation to pay the former shareholders of Verzuz $30.0 million in cash, including $1.0 million per month over 10 months starting from April 1, 2022, and $25.0 million in equity by issuing 2,202,642 Class B Common Units. During the six months ended June 30, 2022, the Company paid $2.0 million in cash and issued 2,202,642 Class B Units to former shareholders of Verzuz in relation to the Amendment. As of September 30, 2022, the Company has a payable of $28.0 million to former shareholders of Verzuz, included in other current liabilities in the condensed consolidated balance sheets.

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The contingent earn-out liability is discussed in Note 9, Fair Value Measurements.

Transaction Costs

The Company incurred $2.5 million and $0.1 million for the nine months ended September 30, 2022 and 2021, respectively, in advisory, legal, accounting, and management fees in conjunction with the business combinations described above, which are included in general and administrative expenses on the condensed consolidated statements of operations and comprehensive loss. The majority of the transaction costs incurred relate to a merger transaction with SeaChange International, which the parties mutually agreed to terminate in the second quarter of 2022.

NOTE 4 – REVENUE

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue. The Company’s revenue is primarily comprised of brand sponsorship and events.

Brand sponsorship revenue is generated from advertisements, either on the mobile application or as part of events. Brand sponsorship revenue is generally recognized as advertisements are viewed if on the Triller App or when events occur when sponsorship is of a specific event.

Revenue related to agreements based on number of impressions delivered is recognized when the advertisement is displayed. Revenue related to fixed fee contracts are recognized throughout the service period such as when the advertisement at the event or series of events is displayed, which is typically under one year.

The Company’s event revenues consist principally of fees from media rights, ticket sales, subscriptions, licensing, and pay-per-view. For event-related contracts, the transaction price is either fixed or dependent on certain metrics, such as viewers and pay-per-view purchases. Revenue from these contracts is recognized when the event has concluded or will be recognized ratably over the number of events when those events provide substantially similar benefits to the end-customer. Revenues from the pay-per-view programming is recorded when the event is aired/performed and is based upon an initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from the Company’s pay-per-view distributors. These estimates are updated each reporting period based on the latest information available.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for pay-per-view programming, the Company evaluates whether the Company is the principal or agent. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment, inventory risk, and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. All revenue for the nine months ended September 30, 2022 and 2021 was recognized on a gross basis. The Company also has revenue share arrangements where the Company is the principal, such as serving as the provider of content for pay-per-view programming. Revenue from revenue share arrangements was $14.5 million and $10.8 million for the nine months ended September 30, 2022 and 2021, respectively.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the condensed

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions as of September 30, 2022 and December 31, 2021 were immaterial.

The Company derives is revenues from its business-to-consumer (“B2C”) services and its business-to-business (“B2B”) partner services. B2B revenue is derived from revenue share and service fees generated from brands and enterprise-level customers. The Company’s B2C revenue is derived from advertising, sponsorship, in-venue tickets, pay-per-view tickets, and subscriptions.

The following table presents our revenues disaggregated by our primary revenue sources (in thousands).

	Nine Months Ended September 30,
	2022	2021
Revenue
B2B	$34,379	$14,705
B2C	2,489	3,293

Total revenue	$36,868	$17,998

Revenues by major geographic region are based upon the geographic location of where the Company’s services are provided. The information below summarizes revenues to unaffiliated customers by geographic area (in thousands):

	Nine Months Ended September 30,
	2022	2021
Revenue
United States	$28,312	$14,769
Rest of world	8,556	3,229

Total revenue	$36,868	$17,998

NOTE 5 – NET LOSS PER UNIT & MEMBERS’ EQUITY

Member’s equity

The Company is a limited liability company. The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company has three classes of equity interests, designated Class A Common Units and Class B Common Units, which are capital interests, and SPUs, which are profits interests. Pursuant to the Company’s LLC Agreement, capital interests participate in distributions from the first dollar and profits interests participate in distributions only with respect to the portion attributable to the “value increase” (as such term is defined in the LLC Agreement) above each respective profits interest’s applicable “base valuation” (as such term is defined in the LLC Agreement).

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units and warrants to purchase Class B Common Units (collectively, “Warrants”). Refer to Note 6, Warrants, for further details on the Company’s warrants.

Amplify acquisition redemption feature

On December 13, 2021, the acquisition of Amplify.ai (Truverse, Inc.) closed.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

As part of the acquisition, the Company acquired all outstanding Truverse, Inc. shares from Truverse Holdings in exchange for 8 million Triller Class B Common Units with a fair value of $91 million, or $11.35 per share. The issuance included an inseparable redemption feature that allowed Truverse Holdings to redeem up to one million of the issued shares for a contractually fixed amount of $8.35 per share, for a 90-day redemption period in the event that certain investors in Truverse Holdings exercised their own existing redemption features. As a result of the redemption right on the Triller Class B Common Units, the units transferred were presented as temporary within mezzanine equity.

Although the potential redemptions are limited up to one million shares and issuance of up to $8 million in cash as a result of the fixed redemption premium, the feature was inseparable from the entire 8 million of Triller Class B Common Units issued in the transaction, which are otherwise fungible. Therefore, the entire equity issuance was presented as temporary equity until the redemption features were exercised or expired.

In January 2022, a shareholder redeemed approximately 0.6 million shares of the redeemable Class B Common Units for $4.8 million in cash which has not yet been paid as of September 30, 2022. As of September 30, 2022, the full amount of $4.8 million is included in other current liabilities in the condensed consolidated balance sheets.

Upon expiration of the 90-day redemption right on March 13, 2022, the Company reclassified the remaining amount of the Triller Class B Common Units not redeemed from temporary equity to permanent equity.

GEM agreement

On September 28, 2022, the Company entered into a Share Purchase Agreement with an investor pursuant to which the investor agreed to purchase, subject to timing and volume limitations, up to $310 million in shares of Class A Common Stock over a three-year commitment period commencing upon the effectiveness of a registration statement covering the resale of the shares to be purchased.

Subscription Agreement

On September 30, 2022, the Company entered into a Subscription Agreement with an investor pursuant to which the investor would purchase 4,398,930 Class B Common Units at a purchase price per unit of $11.3664, for an aggregate purchase price of $50.0 million. The investment may be funded in multiple tranches as agreed by the Company and the investor, with a funding deadline of December 31, 2022.

Net loss per unit

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A and Class B Common Units have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in net losses. The Company considered the Class A Common Units and Class B Common Units as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands):

	Nine Months Ended September 30,
	2022				2021
	Class A	Class B	Class C-1	Class C-2	Class A	Class B	Class C-1	Class C-2
Net loss attributable to common unitholders	$(67,227)	$(48,492)	$(1,847)	$(3,732)	$(245,218)	$(106,949)	$—	$—
Weighted average units outstanding, basic and diluted	134,350	96,908	3,692	7,457	116,350	50,744	—	—
Net loss per unit attributable to common unitholders, basic and diluted	$(0.50)	$(0.50)	$(0.50)	$(0.50)	$(2.11)	$(2.11)	$—	$—

Refer to the face of the condensed consolidated statements of operations for basic and diluted net loss per unit for continuing operations and discontinued operations.

Of the warrants outstanding at September 30, 2022, 5,976,411 warrants were considered outstanding and included within weighted average outstanding units for the purposes of calculating earnings per unit due to their low exercise price (less than $0.10).

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. We excluded the following potential common units from our calculation of diluted net loss per unit attributable to common unitholders for this reason (in thousands):

	Nine Months Ended September 30,
	2022	2021
Options	12,307	—
Warrants	114,360	75,410
Convertible Notes (if-converted)	6,538	—

Total	133,205	75,410

NOTE 6 – WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target unitholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those unit; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in other expense, net as described below.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 7, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 9, Fair Value Measurements.

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. As of September 30, 2022 and December 31, 2021, a total of 12,067,646 Class A Common Warrants are issued and outstanding, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of September 30, 2022. Of the total Class A Common Warrants that are outstanding as of September 30, 2022 and December 31, 2021, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in other expense, net, on the condensed consolidated statements of operations and comprehensive loss. The remaining 7,879,342 Class A Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 7, Unit-Based Compensation, for further details relating to equity classified warrants.

There were no Class A Common Warrants issued during the nine months ended September 30, 2022 and 2021.

Class B Common Warrants

Warrants to purchase Class B Common Units were issued between March 1, 2020 and October 3, 2022. Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. Class B Common Warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. Of the total Class B Common Warrants that are outstanding as of September 30, 2022, 5,885,259 are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability classified warrants were issued during 2020. The liability classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in other expense, net on the condensed consolidated statements of operations and comprehensive loss. Total fair value movements of the liability classified warrants were $4.2 million and $9.1 million for the nine months ended September 30, 2022 and 2021, respectively. The remaining 114,045,212 Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 7, Unit-Based Compensation, for further details relating to equity classified warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

A summary of both equity and liability classified Class B Common Warrants for the period ended September 30, 2022 was as follows:

Class B Common Warrants
Outstanding at December 31, 2021	128,788,933
Issued	1,738,222
Exercised	(400,000)

Forfeited	(10,196,684)

Outstanding at September 30, 2022	119,930,471

NOTE 7 – UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Net Loss Per Unit and Members’ Equity, and Note 6, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units. See Note 5, Net Loss per Unit & Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a one-year cliff. Exercise prices range from $5.63 to $11.37 per Class B Common Unit.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the nine months September 30, 2022:

Expected Term: Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield: The dividend yield was zero percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility: As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the nine months ended September 30, 2022 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at January 1, 2022	12,721,466	$1.00

Granted	1,000,000	2.01
Vested	2,462,770	0.70
Forfeited	—	—
Expired	—	—
Outstanding at September 30, 2022	13,721,466	1.07

Unvested at September 30, 2022	2,106,371	1.97

Vested and expected to vest at September 30, 2022	11,615,095	0.91

As of September 30, 2022, total unrecognized unit-based compensation expense related to SPUs is $4.2 million, which is expected to be recognized over a weighted-average period of 0.2 years.

Class A Common Warrants

A summary of Class A Common Warrant activity and related information for the nine months ended September 30, 2022 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	7,879,342	$1.21	6.32
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at September 30, 2022	7,879,342	$1.21	5.58
Exercisable at September 30, 2022	7,879,342	$1.21	5.58
Vested and expected to vest at September 30, 2022	7,879,342	$1.21	5.58

There is no unrecognized unit-based compensation expense for the nine months ended September 30, 2022 related to Class A Common Warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class B Common Warrants

A summary of Class B Common Warrant activity and related information for the nine months ended September 30, 2022 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	122,903,674	$5.64	5.08

Granted	1,738,222	8.04	4.60
Exercised	(400,000)	2.04	8.02
Forfeited	(10,196,684)	3.14	—
Expired	—	—	—

Outstanding at September 30, 2022	114,045,212	6.05	4.36
Exercisable at September 30, 2022	111,360,356	6.11	4.69
Vested and expected to vest at September 30, 2022	112,606,705	5.61	4.30

As of September 30, 2022, total unrecognized unit-based compensation expense related to Class B Common Warrants is $1.6 million, which is expected to be recognized over a weighted-average period of 0.1 years.

Unit Options (“Options”)

A summary of Option activity and related information for the nine months ended September 30, 2022 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	8,870,105	$5.74	9.75
Granted	4,535,162	11.36	9.45
Vested.	1,864,397	6.11	7.09
Forfeited	(2,038,653)	2.96	—
Expired	—	—	—

Outstanding at September 30, 2022	11,366,614	7.85	8.51
Exercisable at September 30, 2022	4,167,294	6.11	7.09
Vested and expected to vest at September 30, 2022	4,167,294	6.11	7.09

As of September 30, 2022, total unrecognized unit-based compensation expense related to Options is $40.1 million, which is expected to be recognized over a weighted-average period of 1.4 years.

Compensation Expense

For each Class B Common Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Warrant granted was determined on the grant date using the Black-Scholes (“BSM”) option pricing model with the following assumptions for the nine months ended September 30, 2022:

Class B Common Warrants
Expected volatility	60.0%
Expected term (years)	2.5
Expected dividend yield	0%
Risk-free interest rate	1.0%
Grant date fair value per unit	$6.19

The estimated fair value of each common option granted to employees was determined on the grant date using the BSM option pricing model with the following assumptions for the nine months ended September 30, 2022:

Options
Expected volatility	75.0%
Expected term (years)	1.0
Expected dividend yield	0%
Risk-free interest rate	4.05%
Grant date fair value per unit	$7.09

Total unit-based compensation cost was as follows (in thousands):

	Nine Months Ended September, 30
	2022	2021
Cost of revenues	$9,499	$45,892
General and administrative	6,951	97,103
Research and development	1,954	1,064
Selling and marketing	2,296	10,713

Total unit-based compensation expense	$20,700	$154,772

NOTE 8 – DEBT

Convertible Notes

During the period beginning March 11, 2022, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to BAS Living Trust in the aggregate principal amount of $4.1 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (collectively, the “AS/BAS Convertible Notes”) to a related party. See additional details in Note 15 – Related Party Transactions.

Beginning in November 2021, the Company issued subordinated convertible promissory notes to certain investors (the “Convertible Notes”). The aggregate principal amount outstanding under the Convertible Notes was $29,665,000 (of which $6,100,000 was due to related parties, refer to Note 15, Related Party Transactions, for details) and $10,000,000 as of September 30, 2022 and December 31, 2021, respectively. Interest accrues on the Convertible Notes at a rate of 7.50% per annum and is accrued until the earlier of payment of unpaid principal or conversion. Interest is payable in Class B Common Units (“PIK Interest”), the fair market value of which shall be determined by the Company’s Board of Directors and added to the outstanding principal amount of each Convertible Note on each anniversary of the date of issuance of such Convertible Note. The Company may prepay the Convertible Notes at par together with all accrued but unpaid interest at any time in cash. In

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

connection with issuance of the Convertible Notes, the Company incurred fees in the amount of 2% of the gross proceeds. These fees are capitalized as debt issuance costs and are recorded as a reduction to the carrying balance of the Convertible Notes in the condensed consolidated balance sheets.

Upon the occurrence of (i) an acquisition of the Company or a sale of substantially all of its assets (other than a sale of the Company consummated through a merger in which holders of Class B Common Units receive shares of publicly traded stock), or (ii) the initial closing of a sale of Company equity securities (other than an initial public offering (“IPO”), as defined below), which provides for an enterprise value of the Company of $4 billion or more, all outstanding principal and accrued interest under the Convertible Notes shall convert into Class B Common Units at a price equal to the lower of (x) the value per unit of Class B Common Units assuming an enterprise value of the Company equal to $4 billion and (y)(1) for a sale of equity securities, 90% of the price per unit of Class B Common Units paid by cash investors in such sale (or in the case of an offering of an equity security convertible into Class B Common Units, the price per unit of Class B Common Units into which such equity security is convertible), or (2) for a sale of substantially all of the Company’s assets, 90% of the value per unit of the Class B Common Units based on the price paid to the Company less the amount of all obligations of the Company not assumed by the purchaser.

Upon the occurrence of an underwritten IPO of the common equity of the Company on Form S-1, all outstanding principal and accrued interest under the Convertible Notes shall convert into common equity at a price per share of common equity equal to the lower of (x) the value per share of common equity assuming an enterprise value of the Company equal to $4 billion and (y) 90% of the price per share paid for shares of common equity in the IPO.

If a sale of the Company is consummated through a merger in which holders of Class B Common Units receive shares of publicly traded stock of another entity (the “New Issuer”), then all outstanding principal and accrued interest under the Convertible Notes shall convert into Class B Common Units at a price equal to the value per unit of Class B Common Units assuming a combined enterprise value of the Company and the New Issuer equal to 80% of the pro-forma combined enterprise value of the Company and the New Issuer used for purposes of the merger.

If agreed upon by the Company and holders of Convertible Notes constituting a majority of the aggregate unpaid principal balance, the Convertible Notes shall convert into Class B Common at a value per unit determined by the Company and the noteholders. Upon the occurrence or existence of any event of default, holders of Convertible Notes constituting a majority of the aggregate unpaid principal balance may declare all outstanding principal and interest payable by the Company immediately due.

The Convertible Notes do not subordinate to any other debts or notes. If the Convertible Notes have not been converted to Class B Common Units in 5 years of its issuance, the Company will need to begin repayment of the principal and associated interest starting on the seventh anniversary of the Convertible Notes issuance.

The Convertible Notes contain provisions that are deemed to be share-settled redemption features that meet the criteria for bifurcation under ASC 815 as a separate derivative as the Convertible Notes could settle at a significant discount based on the implied price of the Company’s stock based on an acquisition, sale of equity securities, sale of substantially all assets of the Company, or IPO. The Company determined that the fair value of this embedded compound derivative was immaterial as of September 30, 2022 and December 31, 2021. Each reporting period, the Company will monitor the derivative liability’s fair value, with any changes in fair value recorded in the condensed consolidated statements of operations and comprehensive loss. The Company’s related interest expense is $0.2 million for the nine months ended September 30, 2022, which is included other expense, net in the condensed consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Promissory Notes

In the period beginning April 29, 2022 and ending October 21, 2022, the Company issued promissory notes in the aggregate principal amount of $14.4 million to various lenders, including $8.0 million aggregate principal amount to related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. The notes other than the related party notes are payable upon demand made by the holders thereof at any time after the twenty (20) day anniversary of their respective issuance dates, contain a 20% finance charge and bear simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week until repaid. As of November 17, 2022, the Company has repaid $5,977,997 of the aggregate balances owed under the notes, including $2,350,000 in respect of the related party notes. See Note 13—Other Current Liabilities for additional information and Note 15—Related Party Transactions for more information on the related party notes.

Convertible Note Conversion

On August 17, 2022, the entire principal balance owed under and all accrued but unpaid interest on the Company’s 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $29,665,000 was converted into 3,368,864 Series AA-1 Preferred Units (including the AS/BAS Notes — see Note 15— Related Party Transactions).

2022 Senior Convertible Note

On August 18 2022, the Company entered into a Convertible Note Purchase Agreement and issued $25 million of senior unsecured convertible notes (the “2022 Convertible Notes”) to an existing investor. The 2022 Convertible Notes have a maturity date of August 18, 2023 and bear interest of 15% per annum. The Convertible Notes are convertible into Series A-1 preferred stock at the option of the holder based upon a conversion price as identified in the agreement. The 2022 Convertible Notes may be redeemed at the option of the holder for the principal amount plus accrued interest in the event of a public or private securities offering by us with gross proceeds of $100.0 million or greater. In connection with the sale of the Convertible Notes, the Company also issued warrants to purchase Series A-1 preferred stock.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz.

NOTE 9 – FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported on our condensed consolidated balance sheets approximates fair value.

•	Accounts receivable – The carrying amount reported on our condensed consolidated balance sheets approximates fair value.

•	Accounts payable - The carrying amount reported on our condensed consolidated balance sheets approximates fair value.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

•

Warrants – Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•	Convertible notes embedded derivative – The bifurcated features have immaterial value and are thus not included below.

•	Contingent earn-out liability – Fair value is estimated using a probability-weighted analysis, the time until the milestone is paid out, and an appropriate discount rate.

Assets and liabilities measured at fair value are classified into the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial assets and liabilities as of September 30, 2022 and December 31, 2021 that are measured at fair value on a recurring basis during the period (in thousands):

	September 30, 2022
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$56,788	$—	$—	$56,788
Contingent earn-out liability	6,665	—	—	6,665

Total liabilities	$63,453	$—	$—	$63,453

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	96,586	—	—	96,586
Contingent earn-out liability	59,568	—	—	59,568

Total liabilities	156,154	—	—	156,154

Cash and cash equivalents, accounts receivable and accounts payable are classified within Level 1 of the fair value hierarchy. Warrant liabilities and contingent consideration are classified within Level 3 of the fair value hierarchy. As discussed in Note 6, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815.

The following table presents changes in Level 3 liabilities measured at fair value for the nine months ended September 30, 2022 (in thousands):

	Warrant liability	Contingent earn-out liability	Total Level 3 liabilities
Balance as of January 1, 2022	$96,586	$59,568	$156,154
Additions(1)	—	6,665	6,665
Settlement(2)	—	(61,789)	(61,789)
Fair value measurement adjustments	(39,798)	2,221	1,943

Balance as of September 30, 2022	$56,788	$6,665	$63,453

(1)

Includes the $6.7 million addition of earn-out liability related to the acquisition of Bare Knuckle Fighting Championships, Inc. on August 18, 2022. Refer to Note 3, Business Combinations, for details.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(2)

Includes the settlement of the contingent earn-out liability of $55.0 million in form of cash and equity related to the Verzuz acquisition and the payment of earn-out liability of $6.7 million in form of equity related to the acquisition of Thuzio, LLC. All of the Verzuz contingent earn-out liability was settled as of March 31, 2022. Refer to Note 3, Business Combinations, for details.

The Company’s contingent earn-out liability is measured on a recurring basis using significant unobservable inputs (Level 3). Total fair value movements of $2.2 million for the nine months ended September 30, 2022 and $0.4 million for the nine months ended September 30, 2021 is included in other expense, net in the accompanying condensed consolidated statements of operations and comprehensive loss.

The fair values of the contingent earn-out liability were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method as of December 31, 2021 and applying the Monte Carlo simulation, with underlying forecast mathematics based on geometric Brownian motion in a risk-neutral framework as of September 30, 2022. The resulting amounts are then discounted to present value. As of December 31, 2021, the weighted-average discount rate was estimated to be 4.2%, the weighted-average payment term was estimated to be 1.6 years; and the fair value per Class B Common Unit of Triller was estimated to be $11.35. As of September 30, 2022, the discount rate was estimated to be 18.7%, the weighted-average payment term was estimated to be 0.8 years; and the fair value per Class B Common Unit of Triller was estimated to be $7.10.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in other expense, net in the accompanying condensed consolidated statements of operations and comprehensive loss.

The total $6.7 million of contingent earn-out liability as of September 30, 2022 for Bare Knuckle Fighting Championships, Inc. is included in earn-out liability, current in the accompanying condensed consolidated balance sheets.

NOTE 10 – INCOME TAXES

The Company is treated as a partnership for income tax reporting and its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. There are several operating subsidiaries of Triller Hold Co LLC, that are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these C-Corporations is not passed through to Triller Hold Co LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 11 – GOODWILL AND INTANGIBLE ASSETS

There were no additions, nor impairment identified, to goodwill for the nine months ended September 30, 2022.

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

	September 30, 2022
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$79,900	$17,335	$62,565	3.98
Trademarks and trade names	16,300	972	15,328	9.39
Customer-related intangible	19,720	1,660	18,060	9.15
Content	14,200	2,382	11,818	8.32
Capitalized software	20,387	6,109	14,278	3.64
Other	8,200	465	7,735	9.41

Total	$158,707	$28,923	$129,784	6.02

	December 31, 2021
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$79,900	$5,350	$74,550	4.72
Trademarks and trade names	8,000	372	7,628	9.57
Customer-related intangible	16,620	414	16,206	9.75
Content	14,200	1,317	12,883	9.07
Capitalized software	16,990	3,278	13,712	4.10
Other	2,600	52	2,548	8.89

Total	$138,310	$10,783	$127,527	5.93

Amortization expense relating to the Company’s intangible assets was approximately $18.1 million and $5.3 million for the six months ended September 30, 2022 and 2021, respectively.

The following table represents the total estimated amortization of intangible assets in the current year, each of the next four years, and thereafter (in thousands):

Estimated Amortization
Remainder of 2022	$6,488
2023	25,950
2024	25,909
2025	24,172
2026	19,121
Thereafter	28,144

$129,784

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 12 – OTHER CURRENT ASSETS

Other current assets as of September 30, 2022 and December 31, 2021 are as follows (in thousands):

	September 30, 2022	December 31, 2021
Other current assets:
Prepaid expenses and other	$648	$1,630
Deposits	1	—
Related party balances	1,779	—

Total other current assets	$2,429	$1,630

NOTE 13 – OTHER CURRENT LIABILITIES

Other current liabilities as of September 30, 2022 and December 31, 2021 are as follows (in thousands):

	September 30, 2022	December 31, 2021
Other current liabilities:
Liability related to settlement of Verzuz contingent earn-out liability(1)	$28,000	$—
Deferred revenue	2,516	2,405
In-app credits	4,767	2,725
Other	5,723	309

Total other current liabilities	$41,006	$5,439

(1)	Related to the Amendment with Verzuz to settle the contingent cash and equity consideration provided in the original business combination agreement. Refer to Note 3, Business Combinations.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable contractual agreements related to real estate leases, music licensing, and other obligations related to the use of copyrighted music.

The future minimum contractual commitments, including commitments less than one year, as of September 30, 2022, are as follows (in thousands):

Minimum Commitment
Remainder of 2022	$2,895
2023	3,863
2024	1,542
2025	872
2026	—
Thereafter	—

$9,172

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Material contingencies are disclosed when the Company believes a loss is not probable but reasonably possible. Accounting for contingencies requires management to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Many legal and tax contingencies can take years to be resolved.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. If the Company determines that a probable a loss has been incurred and the amount is reasonably estimable, the Company will record a liability. As of September 30, 2022, the Company does not believe the outcome of any ongoing legal proceedings will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Although the Company does not believe the outcome of any ongoing legal proceedings will have a material adverse effect on the Company’s business, there is at least a reasonable possibility that a loss may be incurred in connection with ongoing legal proceedings. However, the Company cannot make an estimate of the possible loss or range of loss in these ongoing proceedings.

NOTE 15 – RELATED PARTY TRANSACTIONS

Convertible Debt Financing

During the period beginning March 11, 2022, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to BAS Living Trust in the aggregate principal amount of $4.10 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (collectively, the “AS/BAS Convertible Notes”). Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the AS/BAS Convertible Notes was converted into 949,812 Series AA-1 Preferred Units on August 17, 2022. See Note 8—Debt for more information on the convertible notes.

2022 Senior Convertible Debt Financing

On August 18, 2022, the Company entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and the Company issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears simple interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total Formation Inc.’s investment, the Company issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26 2022, the Company issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, Mahi de Silva and Proxima Media LLC. The notes mature upon the one-year anniversary of their respective issuance dates and accrue simple interest at rates ranging from 1.85% to 3.05%. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva is the Company’s chief executive officer and chairman of the board. Proxima Media LLC is an affiliate of Ryan Kavanaugh.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Dog for Dog Sponsorship

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee is payable no later than April 2023. Through an affiliated entity Ryan Kavanaugh is the majority owner of and exercises control over Dog for Dog.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $8.3579 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 24, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10 million while the warrants remain outstanding as of December 31, 2021. Acquisition was merged with and into the Company on August 17, 2022.

Ryan Kavanaugh Employment

On October 9, 2019 Triller, Inc. entered into an employment agreement with Ryan Kavanaugh under which Triller, Inc. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company.

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued Proxima a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On August 10, 2021 the Company issued Proxima a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On November 12, 2021 the Company issued Proxima a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Bobby Sarnevesht Employment Agreement

On October 9, 2019 Triller, Inc. entered into an employment agreement with Bobby Sarnevesht under which Triller, Inc. agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company.

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On August 10, 2021 the Company issued each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On November 12, 2021 the Company issued each of AS and BAS warrant to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

Bay Area Surgical Management (“BASM”) Transactions

In connection with BASM’s provision of payroll and accounting services to the Company, $0.5 million has been accrued for services as of March 31, 2022. BASM is an affiliate of Bobby Sarnevesht.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2022, to assess the need for potential recognition or disclosure in the condensed consolidated financial statements. Such events were evaluated through November 18, 2022, the date and time the condensed consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the condensed consolidated financial statements.

FanGage Acquisition

On April 20, 2022, the Company entered into an agreement to acquire FNG Holding B.V. (“FanGage”), which provides solutions for creators to engage with their communities to increase consumer interactions, for approximately $33.4 million in form of equity. The Company closed the acquisition on November 8, 2022.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Julius Acquisition

On March 25, 2022, the Company entered into an agreement to acquire JuliusWorks, Inc. (“Julius”), a leading influencer marketing software platform, for approximately $10.0 million in form of equity with additional earnout consideration. The Company closed the acquisition on November 11, 2022.

Gladiatrix Acquisition

On March 21, 2022, the Company entered into an agreement to acquire a majority interest in Gladiatrix, LLC (“Gladiatrix”), a provider and producer for alternative combat sports, for approximately $10.6 million in form of equity and cash. The Company expects to close the acquisition by the end of the first quarter of 2023.

NOTE 17—DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club, a wholly owned business of the Company. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, the Triller Fight Club business, is reported as a discontinued operation in the consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing involvement or continuing cash flows associated with the business. During June 2022, as a result of the decision to exit the business, the Company recorded a write off of assets totaling $13.5 million related to receivable and prepaid expense balances. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the consolidated balance sheets.

The operating results of the Triller Fight Club, which is shown as discontinued operations on the Company’s consolidated financial statements, are as follows for the periods presented:

	Nine Months Ended September 30,
	2022	2021
Net sales	$501	$26,510
(Loss) income from discontinued operations	(40,010)	(53,255)
Income taxes	—	—

(Loss) income from discontinued operations, net of tax	$(40,010)	$(53,255)

INDEPENDENT AUDITOR’S REPORT

To Management

Thuzio, Inc.

New York, New York

We have audited the accompanying consolidated financial statements of Thuzio, Inc., which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of comprehensive loss, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To Management

Thuzio, Inc.

New York, New York

INDEPENDENT AUDITOR’S REPORT

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thuzio, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Recently Adopted Accounting Policy

As discussed in Note 1 to the consolidated financial statements, in January 2020, Thuzio, Inc. adopted the Financial Accounting Standards Board’s Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as of and for the year ended December 31, 2020. Our opinion is not modified with respect to this matter.

Emphasis of Matter – COVID-19

As discussed in Note 1 to the consolidated financial statements, Thuzio, Inc. has been impacted by the global COVID-19 pandemic declared by the World Health Organization in March 2020. Our opinion is not modified with respect to this matter.

February 2, 2022

Winter Park, Florida

THUZIO, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2020

ASSETS
Current Assets
Cash	$390,322
Accounts Receivable	377,862
Prepaid Expenses	128,261

Total Current Assets	896,445

Intangible Asset, Net	1,249,138
Other Assets	271

Total Assets	$2,145,854

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable and Accrued Expenses	$572,001
Deferred Revenue	1,985,135
Long-Term Debt, Current Portion	81,747
Convertible Debt	125,000

Total Current Liabilities	2,763,883

SAFE Notes	84,428
Long-Term Debt, Less Current Portion	186,053

Total Liabilities	3,034,364

Stockholders’ Deficit
Preferred Stock, 37,532,582 Shares Authorized, 36,722,947 Shares Issued and Outstanding, $0.0001 Par Value	3,673
Common Stock, 59,314,622 Shares Authorized, 1,068,525 Shares Issued and Outstanding, $0.0001 Par Value	107
Additional Paid in Capital	26,997,920
Accumulated Deficit	(27,885,310)
Accumulated Other Comprehensive Loss	(4,900)

Total Stockholders’ Deficit	(888,510)

Total Liabilities and Stockholders’ Deficit	$2,145,854

See accompanying notes.

THUZIO, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues
Sales, Net	$2,756,500
Cost of Sales	(1,727,678)

Gross Profit	1,028,822

Operating Expenses
Payroll and Related Expenses	1,554,135
Marketing	134,429
Professional Fees	118,443
Office	55,564
General and Administrative	50,941
Amortization	28,441
Travel	22,824
Stock-Based Compensation	2,740

Total Operating Expenses	1,967,517

Loss from Operations	(938,695)

Other Income (Expenses)
Interest Income	93
Interest Expense	(722)
Other Expense	(5,642)
Other Income	8,598

Total Other Income, Net	2,327

Net Loss	(936,368)
Foreign Currency Translation Adjustment	(4,900)

Comprehensive Loss	$(941,268)

See accompanying notes.

THUZIO, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance December 31, 2019	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	6,236,261	$624	$25,902,351	$(26,948,942)	$—	$(1,043,474)
Issuance of Series B-2 Preferred Stock for Robin Media Acquisition	—	—	—	—	—	—	—	—	6,618,134	662	1,091,330	—	—	1,091,992
Issuance of Series B-2
Preferred Stock for Cash	—	—	—	—	—	—	—	—	9,090	1	1,499	—	—	1,500
Stock-Based Compensation	—	—	—	—	—	—	—	—	—	—	2,740	—	—	2,740
Foreign Currency Translation
Adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(4,900)	(4,900)
Net Loss	—	—	—	—	—	—	—	—	—	—	—	(936,368)	—	(936,368)

Balance December 31, 2020	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	12,863,485	$1,287	$26,997,920	$(27,885,310)	$(4,900)	$(888,510)

See accompanying notes.

THUZIO, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities
Net Loss	$(936,368)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:
Amortization of Intangible Asset	28,441
Stock-Based Compensation	2,740
Changes in Operating Assets and Liabilities:
Accounts Receivable	(71,981)
Prepaid Expenses	(79,984)
Accounts Payable and Accrued Expenses	139,331
Deferred Revenue	908,011

Net Cash Used for Operating Activities	(9,810)

Cash Flows from Investing Activities
Acquisition of Robin Media, Inc., Net of Cash Received	2,747

Cash Flows from Financing Activities
Proceeds from Issuance of Long-Term Debt	177,728
Payments on Long-Term Debt	(643)
Proceeds from Issuance of Convertible Debt	125,000
Proceeds from Issuance of SAFE Notes	84,428
Proceeds from Issuance of Series B-2 Preferred Stock	1,500

Net Cash Flows Provided by Financing Activities	388,013

Effect of Exchange Rate Changes on Cash	8,512

Net Increase in Cash	389,462

Cash, Beginning of Year	860

Cash, End of Year	$390,322

Supplemental Disclosures of Cash Flow Information
Cash Paid for Interest	$722

Supplemental Non-Cash Investing and Financing Activities
Issuance of Series B-2 Preferred Stock for Acquisition of Robin Media, Inc.	$1,091,992

See accompanying notes.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Thuzio, Inc. and its subsidiary (the Company) is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that provides businesses with access to iconic figures in sports, entertainment, culinary, and business through interactive events and interviews. Clients engage Thuzio for custom produced events in either live or virtual settings or access existing events produced under the Thuzio Originals banner as a way to inspire their customers and sales teams.

As discussed in Note 2, effective November 20, 2020, Thuzio, Inc. acquired 100% of the equity interests in Robin Media, Inc.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions between Thuzio, Inc. and Robin Media, Inc. have been eliminated in consolidation.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a global pandemic and recommended containment and mitigation measures worldwide. All of the Company’s business operations and ability to support its customers is fully functional while its employees are working from remote locations. However, the Company has seen impacts on its operations due to lack of accessibility to live events and budgeted restrictions from customers, which resulted in delays to events taking place and timing of associated revenue recognition by the Company. While the disruption caused by COVID-19 is currently expected to be temporary, it is generally outside of the Company’s control and there is uncertainty around the duration and the total economic impact. Therefore, this matter could have a material adverse impact on the Company’s business, results of operations, and financial position in future periods. As a result, the Company leveraged its balance sheet by obtaining a loan under the Paycheck Protection Program (PPP) established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) as administered by the U.S. Small Business Administration (SBA) to increase the Company’s cash position and help preserve its financial flexibility. The PPP loan was subsequently forgiven in full in 2021 (see further discussion in Note 4).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant items involving management’s estimates include fair value of business combinations, the valuation of its Simple Agreements for Future Equity (SAFE) liabilities, and the recoverability of net deferred tax assets. The impact of changes in estimates may be significant and is recorded in the period in which they become known.

Fair Value of Financial Instruments

The Company reports its financial assets and liabilities using a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The three levels of the fair value hierarchy are as follows:

Level 1 - Valuation based on unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2 - Valuation based on observable quoted prices for similar assets and liabilities in active markets.

Level 3 - Valuation based on inputs that are unobservable and are supported by little or no market activity, therefore, requiring management’s best estimate of what market participants would use as fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, accounts receivable, accounts payable, and accrued expenses. The fair value of the Company’s long-term debt is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

The Company does not have any financial instruments that would be characterized as Level 1 or Level 2 instruments. The Company’s Level 3 financial instruments are the SAFE liabilities which are recorded based on an income approach, considering the value of the shares of capital stock which would be issued to the SAFE holders in connection with a future round of financing. The Company determined that the probability of the implied equity or invested capital value of the SAFE liabilities exceeding the valuation cap of $7,500,000, as stated in the SAFE agreements, is remote. As such, the face value of the SAFE notes is considered to approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020, the Company had no accounts that would be considered cash equivalents. The Company maintains its cash at various financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company places its funds with high credit quality financial institutions and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. After all attempts to collect a receivable have been exhausted, the receivable is written off against the allowance. At December 31, 2020, the Company had not recorded an allowance for doubtful accounts.

Accounts receivable as of January 1, 2020 and December 31, 2020, were approximately $301,000 and $378,000, respectively.

Business Combinations

The Company accounts for business combinations under the acquisition method and allocates the total purchase price for acquired businesses to the tangible and identified intangible assets acquired and liabilities assumed, based on their estimated fair values. The fair values assigned to tangible and identified intangible assets acquired

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and liabilities assumed are based on management or third-party estimates and assumptions that utilize established valuation techniques appropriate for the Company’s industry and each acquired business. Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired.

Intangible Asset

The Company acquired its technology intangible asset through its acquisition of Robin Media, Inc. in November 2020. The Company is amortizing the intangible asset over an estimated useful life of 60 months. Amortization expense recognized during the year ended December 31, 2020, and accumulated amortization as of December 31, 2020, was $28,441 on the accompanying consolidated financial statements. Estimated future annual amortization of the technology intangible asset at December 31, 2020, is $255,516 each year for 2021 through 2024, and $227,074 for fiscal year 2025. See Note 2 for further details.

Management reviews long-lived assets, consisting of the technology intangible asset, for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions, and estimates of residual values. Fair values take into consideration management estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. No impairment charge was recognized for the year ended December 31, 2020.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as Accounting Standards Codification (ASC) 606) using the modified retrospective transition approach applied to all contracts.

Additional information about the Company’s revenue recognition policies and the related effects of the adoption of ASC 606 is included in Note 3 to the consolidated financial statements.

Advertising and Marketing Costs

The Company’s marketing and advertising costs are expensed as incurred. During the year ended December 31, 2020, the Company recognized advertising costs of approximately $134,000.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Stock-based compensation cost related to stock awards granted under the 2012 Equity Incentive Plan (the 2012 Plan) (see Note 6) is measured at the grant date, based on the fair value of the award, and is recognized as expense over the grantee’s requisite service period on a straight-line basis. The Company estimates the fair value of each stock award on the date of grant using a Black Scholes Merton option-pricing model that uses the

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumptions noted in the table below. The Company uses the calculated fair value of its common stock on the date of the grant as the associated market value of its common stock used in the valuation model. The Company estimates the volatility of its common stock at the date of grant based on the volatility of comparable peer companies that are publicly traded. The Company determines the expected life using the simplified method for awards granted to executives and outside advisors, and generally the contractual term for awards granted to employees. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

The Company used the following assumptions for stock awards granted under the 2012 Plan during the year ended December 31, 2020:

Weighted Average Volatility	26.50% - 58.96%
Expected Term	5 - 10 years
Weighted Average Risk-Free Interest Rate	0.38% - 2.79%

Simple Agreements for Future Equity (SAFE) Liability

The Company accounts for SAFE liabilities in accordance with ASC Topic 480-10, Distinguishing Liabilities from Equity, which requires an entity to classify an instrument as a liability if it falls into one of the three following categories:

•	Mandatorily redeemable shares.

•	Instruments (other than an outstanding share) that do or may obligate the issuer to buy back some of its shares in exchange for cash or other assets.

•	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on:

•	A fixed monetary amount known at inception.

•	A variable other than the fair value of the issuer’s shares such as a market index.

•	A variable inversely related to the fair value of the issuer’s shares.

The Company classifies its SAFE agreements as liabilities since they are to be settled at a fixed price at inception for a variable number of shares, unknown at inception.

Major Customers and Vendors

At December 31, 2020, approximately 37% of accounts receivable was owed to the Company from three individual customers.

At December 31, 2020, approximately 41% of accounts payable outstanding was owed to three individual vendors, including approximately $86,000 owed to JuliusWorks, Inc., a related-party through prior ownership by the Company and current common ownership.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of foreign currency translation adjustments related to the effect of translating the accounts and transactions denominated in Canadian dollars, which is the functional currency of

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Robin Media, Inc., into the Company’s reporting currency of the United States Dollar (USD). The financial statements of Robin Media, Inc. are translated into USD in accordance with ASC 830, Foreign Currency Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining other comprehensive income or loss. Cumulative translation gains or losses are presented in the consolidated balance sheet and statement of stockholders’ deficit.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk. Terms of convertible debt, SAFE notes, and preferred stock instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. The Company has not identified any embedded derivative financial instruments as of December 31, 2020.

Income Tax

The Company has not recorded federal income tax expense due to its history of net operating losses. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more-likely-than-not that a deferred tax asset will not be realized.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company’s tax years subject to examination by the Internal Revenue Service (IRS) are 2016 through 2019.

In March 2020, the CARES Act was signed into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. It also appropriated funds for the PPP loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

Recent Accounting Pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

periods beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on its financial statements and disclosures.

Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The new guidance amends the disclosure requirements for recurring and non-recurring fair value measurements by removing, modifying, and adding certain disclosures on fair value measurements in ASC 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The new guidance was effective for the Company beginning January 1, 2020, and its adoption did not have a material effect on the consolidated financial statements.

Note 2 - Acquisition of Robin Media, Inc.

On November 20, 2020, Thuzio, Inc. closed on a Share Purchase Agreement (SPA) for the purchase of 100% of the issued and outstanding shares of capital stock of Robin Media, Inc., located in Toronto, Canada. The acquisition was accounted for using the purchase method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Consideration paid by Thuzio, Inc. was in the form of its Series B-2 Preferred Stock (Shares). Per terms of the SPA, Thuzio, Inc. was to issue a maximum total of 6,618,134 Shares, fair valued at $0.165 per share. At closing, all 6,618,134 Shares were issued. The total purchase price under the SPA was $1,089,245 based on total Shares of 6,618,134 at a fair value of $0.165 per share, and $2,747 in cash acquired.

Holdback Amount

Per the SPA, 992,720 Shares were to be held back for a period of one year from the closing date of the SPA to cover any unknown losses at the closing date. Any losses for which the sellers are responsible for will be satisfied by the holdback amount or by return to Thuzio, Inc. for cancellation of such number of Shares held by the sellers equal to the amount of loss based on a per share value of $0.165. The Company issued all 992,720 Shares at the date of acquisition.

Stock Restriction

As inducement and a closing condition to the SPA, three of the executives, who are also sellers, of Robin Media, Inc. entered into Stock Restriction Agreements (“SRA”) with Thuzio, Inc. The stock shares under the SRA represented a total of 800,526 of the 6,618,134 Shares issued under the SPA. Per terms of the SRA, as long as the executives remain employees or contractors of the Company, the SRA Shares will reverse-vest in 36 monthly installments from the effective date of the SRA. Should an executive terminate employment with the Company without cause, any unvested shares under the SRA may be repurchased by the Company solely at the Company’s option. As of December 31, 2020, 22,237 of SRA Shares were considered vested and 778,289 SRA Shares were considered unvested. The SRA Shares were a portion of the $1,089,245 of net consideration paid under the SPA.

The Company allocated the purchase price of the acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the amounts of net assets acquired at the acquisition date in US dollars:

Estimated Fair Value
Cash	$2,747
Other Assets	264
Acquired Technology	1,277,579
Accounts Payable and Accrued Expenses	(100,200)
Long-Term Debt	(88,398)

Total Net Assets Acquired	1,091,992
Less: Cash Acquired	(2,747)

Total Purchase Consideration, Net of Cash Acquired	$1,089,245

The acquisition of Robin Media, Inc. allows Thuzio, Inc. immediate access to intellectual property owned by Robin Media, Inc. and its owners at the time of the SPA, which will be incorporated into the Company’s operational strategy, allowing enhanced services offerings for its customers.

Note 3 - Revenue Recognition

The Company adopted ASC 606 effective January 1, 2020, using the modified retrospective transition approach applied to all contracts in progress at January 1, 2020.

ASC 606 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle, involving a five-step process of the revenue model, is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Nature of Services

The Company generates revenue from the facilitation of live and virtual events for its customers. Events can range from Company-structured ticketed events to custom branded events, featuring iconic athletes, celebrity chefs, entertainers, and influencers. Customers can contract to attend events through membership contracts, typically annual periods, or by purchasing facilitation services for a customizable event or group of events. The Company also generates revenue through event sponsorships, which may include exclusive partnership branding, signage, logo placements, and inclusion in marketing materials for events.

Significant Factors in Application of the Guidance

The Company uses the following methods, inputs, and assumptions in its determination of revenue recognition:

Identification of Performance Obligations and Significant Judgments

The Company’s performance obligations consist of providing access to events, services associated with the facilitation of events, and sponsorship services at Company events. Under its membership arrangements with its customers, the Company provides a “stand-ready” promise to exclusive access to events and experiences over the membership period.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also contracts for its services as part of bundled contract arrangements containing more than one performance obligation, which may include a combination of event facilitation and sponsorship services. Significant judgment may be required when determining whether services are considered distinct performance obligations that should be accounted for separately or combined with other performance obligations. For each service in a bundled contract that represents a distinct performance obligation, total consideration is allocated based upon the standalone selling price of the performance obligation, which may require significant judgment. The Company uses the adjusted market assessment approach to estimate the standalone selling price.

Determination of Transaction Price

The transaction price is determined based on the consideration to which the Company will be entitled, and expects to receive, in exchange for transferring services to the customer. The transaction prices of the majority of contracts are fixed. However, under terms of certain contracts, the Company may offer the customer an early payment discount, in which case an estimate of variable consideration is considered in the determination of the transaction price. The majority of the Company’s contracts incorporate provisions for up-front payment by its customers for future event or membership services. As such, any variable consideration, when applicable, is typically known and applied to the overall transaction price prior to recognition of revenue under such contracts.

Timing of Revenue Recognition

Revenues associated with the Company’s membership contracts are generally recognized evenly over the term of the membership contract. Revenues associated with event or sponsorship services are generally recognized at a point in time, typically when the related event occurs. Revenue recognized over time (membership revenue) was approximately $140,000 for the year ended December 31, 2020. All other revenue was recognized at a point in time.

Contract Balances

Contract liabilities primarily relate to advance consideration received from customers for the purchase of membership services or access to future events or sponsorships. Transfer of control occurs and, therefore, revenue is recognized, as services are provided (upon occurrence of an event or over the corresponding membership term). Payments received from customers for memberships, event services, or sponsorships purchased that have not occurred are considered contract liabilities and recorded as deferred revenue in the accompanying consolidated balance sheet. At January 1, 2020 and December 31, 2020, the Company’s contract liabilities totaled approximately $1,077,000 and $1,985,000, respectively. The balance of deferred revenue at December 31, 2020, is expected to be utilized by customers within one year of the financial statement date. The Company did not have contract assets outstanding at January 1, 2020 or December 31, 2020.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Debt and Other Long-Term Liabilities

Long-Term Debt

A summary of long-term debt outstanding at December 31, 2020, is as follows:

$177,728 SBA Loan from Pacific Western Bank under the PPP of the CARES Act of 2020; Monthly Payments of Principal and Interest of $10,002 Commencing Initially in November 2020; Interest at 1.00% Per Annum; Note Matures In April 2022	$177,728
Loan Under the Canada Emergency Business Account; Interest at 0.00% Through December 31, 2022, Then 5.00% Per Annum Through Maturity Date of December 31, 2025, Payable Monthly; Principal Due in Full at December 31, 2025; Unsecured	31,370
Loan Dated August 2019 from Canadian Financial Institution; Interest Only Monthly Payments First Year, Then Monthly Principal Payments of $830 Plus Interest Through September 2024; Interest at the Floating Base Rate Plus 5.00% Per Annum (9.74% at December 31, 2020); Guaranteed by Robin Media, Inc. and Owners	29,292
Loan Dated September 2019 from Canadian Financial Institution; Interest Only Monthly Payments First Year, Then Monthly Principal Payments of $417 Plus Interest Through September 2024; Interest at Prime Plus 3.75% Per Annum (6.20% at December 31, 2020); Unsecured	15,685
Other	13,725

Total	267,800
Current Portion of Long-Term Debt	(81,747)

Long-Term Debt, Net of Current Portion	$186,053

In July 2021, the Company was notified by Pacific Western Bank that the 2020 PPP loan had been forgiven in full, including interest.

Aggregate maturities of the Company’s long-term debt at December 31, 2020, by fiscal year, are as follows: 2021 - $81,747; 2022 - $132,233; 2023 - $11,732; 2024 - $9,780; and 2025 - $32,308.

Convertible Debt

In December 2020, the Company issued two individual unsecured convertible promissory notes of $75,000 and $50,000 (Convertible Notes), respectively. Principal and interest under the Convertible Notes is payable upon the earlier of: (i) the one-year anniversary of the date of the Convertible Notes (Maturity Date); or (ii) the occurrence of an event of default, as defined in the Convertible Notes. Interest accrues on the unpaid principal at a rate of 10.00% per annum. The $75,000 Convertible Note is with an individual who is also a shareholder of the Company.

Principal and accrued but unpaid interest is automatically convertible into shares of the Company’s new preferred equity securities issued and sold in association with a future qualified financing, as defined in the Convertible Notes. The number of shares of stock to be issued upon conversion is equal to the total principal and accrued interest being converted divided by 90% of the price per share paid by investors in the qualified financing. In the event of a change in control (as defined) prior to the Maturity Date or a qualified financing, the holders of the Convertible Notes may elect to have the outstanding principal and accrued interest converted into shares of the Company’s Series B-2 Preferred Stock at a price per share equal to $7,500,000 divided by the fully-diluted capital stock of the Company immediately prior to the change of control event. If the Company does not complete a qualified financing or change of control prior to the Maturity Date, the holders may elect to convert the outstanding principal and accrued interest under the Convertible Notes into shares of the Company’s Series B-2 Preferred Stock at a per share price equal to that under a change of control event.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See further discussion in Note 9 of the settlement of the Convertible Notes subsequent to December 31, 2020, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

SAFE Notes

During 2020, the Company initiated a Crowdfunding campaign under which it issued numerous individual Crowdfunding SAFE notes (SAFE Notes) for a total of $84,428 in gross proceeds. Under the terms of the SAFE Notes, the investors have the right to convert the amount invested (Purchase Amount) into shares of the Company’s capital stock sold in a future equity financing (as defined in the SAFE Notes). The number of shares issued upon conversion is equal to the Purchase Amount divided by either: (i) a per share price equal to the valuation cap ($7,500,000) divided by the fully-diluted capitalization of the Company, or (ii) the price per share of capital stock sold in the equity financing multiplied by the discounted rate of 90%. The conversion rate used will be the rate that results in a greater number of shares of capital stock for the Investors.

As of December 31, 2020, the SAFE Notes had not yet converted, as an equity financing had yet to occur. The SAFE Notes are presented as non-current liabilities on the accompanying consolidated balance sheet until conversion occurs.

See further discussion in Note 9 of the settlement of the SAFE Notes subsequent to December 31, 2020, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

Note 5 – Preferred Stock

The Company has 37,532,582, $0.0001 par value shares of preferred stock authorized at December 31, 2020, consisting of 2,634,279 Series A shares, 5,375,576 Series B shares, 16,000,000 Series B-1 shares, and 13,522,727 Series B-2 shares.

All classes of preferred stock are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred stock during the year ended December 31, 2020.

Holders of preferred stock of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares into which the preferred shares may be converted. Each share of preferred stock is convertible into one share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert to common stock. Liquidation preference between preferred stock is in the following order: Series B, Series B-1, Series B-2, and Series A.

During the year ended December 31, 2020, 6,618,134 shares of Series B-2 Preferred Stock were issued in conjunction with the acquisition of Robin Media, Inc. (see Note 2). The Company also issued 9,090 shares of Series B-2 Preferred Stock for $1,500 cash consideration.

Note 6 – Stock Options

During 2012, the Company executed the 2012 Stock Incentive Plan, under which 20,713,515 common stock shares are reserved for issuance in the form of shares, restricted shares, or stock options. During 2020, the Company issued 15,196,064 stock options pursuant to the 2012 Stock Incentive Plan. These options allow the holder to purchase an equal number of common stock shares at various exercise prices per share. The options vest at varying terms, including fully-vested upon grant or 25% at the grant date, with the remaining 75% vesting monthly over the following 36 or 48 months. At December 31, 2020, there were vested stock options of 8,448,438. The options issued during 2020 have no intrinsic value.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company utilizes a third-party valuation service to value the share price of the Company’s common stock, which the Company uses as an input to the calculation of fair value of the options granted. The Company valued the options using the Black Scholes Merton pricing model, which resulted in stock-based compensation expense of $2,740 for the year ended December 31, 2020, based on options vested during the year. At December 31, 2020, approximately $10,000 of unrecognized stock-based compensation expense is expected to be recognized over the weighted average remaining life of 8.9 years.

A summary of option activity is as follows:

	Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2019	4,390,972	$0.09	7.2
Granted	15,196,064	0.19	9.3
Expired/Forfeited	(151,506)	0.08	0.0

Outstanding at December 31, 2020	19,435,530	0.17	8.9

Exercisable at December 31, 2020	8,448,438	$0.14	8.3

A summary of nonvested option activity is as follows:

Common Shares
Non-Vested at December 31, 2019	7,470,055
Granted	15,196,064
Vested	(11,679,027)

Non-Vested at December 31, 2020	10,987,092

The weighted-average grant date fair value of non-vested options was less than $0.01 per share for options outstanding at December 31, 2020 and 2019, and for options granted and vested during the year ended December 31, 2020.

The total grant date fair value of vested options at December 31, 2020, was approximately $23,000.

Note 7 – Related-Party Transactions

Prior to 2020, the Company leased office space from JuliusWorks, Inc., a related-party through previous direct ownership and current common ownership, on a month-to-month basis at a rate of $5,000 per month. Approximately $86,000 was owed to JuliusWorks, Inc. at December 31, 2020, and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Income Taxes

The components of deferred tax assets and liabilities consist of the following:

December 31, 2020
Deferred Tax Assets
Net Operating Loss Carry Forwards	$5,659,000
Depreciation	6,000
Intangible Asset Amortization	3,000

Total Deferred Tax Assets	5,668,000
Less: Valuation Allowance	(5,668,000)

Net Deferred Tax Assets	$—

The utilization of net operating tax loss carry forward is dependent upon the Company’s ability to generate sufficient taxable income during the carry forward period. The Company has provided a valuation allowance as the current net operating losses are not expected to be fully realized in the future. The federal net operating loss carry forwards at December 31, 2020, were approximately $26,942,000 and individual state net operating loss carry forwards range from approximately $1,211,000 to $15,139,000, and expire in fiscal year 2035. During the year ended December 31, 2020, the Company’s valuation allowance increased by approximately $196,000.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through February 2, 2022, the date the consolidated financial statements were available to be issued. With the exception of the matters discussed below, there were no material subsequent events that require recognition or additional disclosure in the consolidated financial statements.

Second PPP Loan

On January 26, 2021, the Company received a second PPP loan from Pacific Western Bank under the CARES Act for $167,190. The loan is payable over a term of 5 years from the date of the note payable, bears interest at 1.00% per annum, and is fully forgivable. This loan was formally forgiven by the SBA effective June 30, 2021.

Reorganization

In anticipation of the eventual sale of the Company, Thuzio Holdings, Inc. (HoldCo) was formed in August 2021, and Thuzio Merger Co., Inc., a wholly owned subsidiary of HoldCo, was formed in October 4, 2021.

The Company entered into a series of transactions, effectively consummating a reorganization, pursuant to which:

•	All outstanding rights and obligations of the Company to issue equity interest in respect to the SAFEs were assigned to HoldCo.

•	All outstanding principal sum together with all accrued and unpaid interest thereon, in connection with the Convertible Notes were converted or exchanged into share of preferred stock of the Company.

•

Immediately after the conversion of the Convertible Notes, Thuzio Merger Co., Inc. merged with and into the Company, with the Company being the surviving entity and a direct and wholly owned subsidiary of HoldCo (the Merger).

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

In connection with the Merger, each share of common stock and preferred stock of the Company, issued and outstanding immediately prior to the effective time of the Merger, converted into the right to receive one validly issued, fully paid and non-assessable share of common stock of HoldCo.

•

In connection with the Merger, all of the issued and outstanding options granted under the 2012 Stock Incentive Plan, and the applicable incentive stock option agreements to which each grantee is a party, was assumed by HoldCo.

•

Immediately after the effective time of the Merger, a certificate of conversion and a certificate of formation were filed with the State of Delaware pursuant to a merger agreement to effectuate a conversion of the Company’s organizational structure from a Delaware corporation to a Delaware limited liability company.

As of immediately after the reorganization, HoldCo owned all of the issued and outstanding securities of the Company.

Unit Exchange Agreement with Triller

Effective October 30, 2021, HoldCo entered into a Unit Exchange Agreement with Triller HoldCo, LLC (Triller) for the transfer, conveyance, and contribution to Triller all outstanding securities of the Company held by HoldCo in exchange for consideration consisting of up to 2,991,181 newly-issued Class B Common Units of Triller, potentially adjusted subsequent to the closing date per terms of the Unit Exchange Agreement.

THUZIO, LLC
CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2021 and December 31, 2020 (Unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$84,514	$390,322
Accounts Receivable	497,976	377,862
Prepaid Expenses	493,739	128,261

Total Current Assets	1,076,229	896,445

Intangible Asset, Net	1,057,501	1,249,138
Fixed Assets	176	—
Other Assets	—	271

Total Assets	$2,133,906	$2,145,854

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	$762,413	$572,001
Deferred Revenue	2,648,667	1,985,135
Convertible Debt	—	125,000
Short Term Debt		81,747
Total Current Liabilities	3,411,080	2,763,883

SAFE Note Liability	84,428	84,428
Long Term Debt	148,602	186,053

Total Liabilities	3,644,110	3,034,364
Stockholders’ Deficit
Contributed Capital
Common Stock, 59,314,622 Shares Authorized, 1,068,525 Shares Issued and Outstanding, $0.0001 Par Value	107	107
Preferred Stock, 37,532,582 Shares Authorized, 36,722,947 Shares Issued and Outstanding, $0.0001 Par Value	3,672	3,673
Additional Paid in Capital	26,997,922	26,997,920
Accumulated Deficit	(27,889,903)	(27,885,310)
Accumulated Other Comprehensive Loss	(622,002)	(4,900)

Total Stockholders’ Deficit	(1,510,204)	(888,510)

Total Liabilities and Stockholders’ Deficit	$2,133,906	$2,145,854

THUZIO, LLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the Nine Months Ending September 30, 2021 and September 30, 2020

(Unaudited)

	For the Nine Months Ended September 30,
	2021	2020
Sales, Net	$2,982,612	$1,636,302

Cost of Sales	1,814,827	1,071,799

Gross Profit	1,167,785	564,503
Operating Expenses
Payroll Expenses	1,724,844	1,110,017
Marketing	162,833	102,460
Office	266,746	39,528
Computer and Internet Expenses	39,561	17,513
Professional Fees	39,357	56,077
Travel Expenses	14,122	21,056
Bank Service Charges	12,395	5,570
Credit Card Processing Fees	3,683	17,013
Bad Debts Expense	998	5,033

Total Operating Expenses	2,264,539	1,374,267

Loss from Operations	(1,096,754)	(809,763)
Other Income (Expenses)
Other Income	482,034	—
Corporate Tax	(5,461)	(4,054)
Foreign Currency Gains and Losses	(1,821)	—

Total Other Income, Net	474,752	(4,054)
Net Loss	(622,002)	(813,817)

Comprehensive Loss	$(622,002)	$(813,817)

THUZIO, LLC
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
For the 9 months ended September 30, 2020 (Unaudited)
													Accumulated
	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid-In	Accumulated	Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
Balance December 31, 2019	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	6,236,261	$624	$25,902,351	$(26,948,942)	—	$ (1,043,474)
Issuance of Series B-2
Preferred Stock for Cash									9,090	$1	$1,499			$ 1,500
Net Income (Loss)												$ (813,817)		$ (813,817)

Balance September 30, 2020	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	6,245,351	$625	$5,903,850	$(27,762,759)	$ —	$ (1,855,791)

THUZIO, LLC
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
For the 9 months ended September 30, 2021
													Accumulated
	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid-In	Accumulated	Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
Balance December 31, 2020	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	12,863,485	$1,286	$26,997,922	$(27,885,310)	$ (4,900)	$ (888,509)
Consolidation Adjustment													$ 308	$ 308
Net Income (Loss)												$ (622,002)		$ (622,002)

Balance September 30, 2021	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	12,863,485	$1,286	$26,997,922	$(28,507,312)	$ (4,592)	$ (1,510,204)

THUZIO, LLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Nine Months Ending September 30, 2021 and September 30, 2020

(Unaudited)

	For the Nine Months Ended September 30,
	2021	2020
Cash Flows from Operating Activities
Net Loss	$(622,002)	$(813,817)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:
Accounts Receivable	(120,098)	19,528
Amortization of Intangible Asset	191,637	—
Prepaid Expenses	(365,477)	(27,365)
Accounts Payable and Accrued Expenses	199,827	277,441
Deferred Revenue	663,533	763,088
Depreciation	95	—
Short Term Debt	—	67,800

Net Cash Provided by (Used In) Operating Activities	(52,486)	286,674

Cash Flows from Investing Activities	(0)	(0)

Cash Flows from Financing Activities
Proceeds from Issuance of Long-Term Debt	(253,616)	177,728
Proceeds from Issuance of Convertible Debt	—	82,773
Proceeds from Issuance of Series B-2 Preferred Stock	(0)	1,500
Other Debt	452	—

Net cash provided by (used in) financing activities	(253,164)	262,001

Net cash increase for period	(305,651)	548,674
Cash at beginning of period	390,165	860

Cash at end of period	84,514	549,534

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Thuzio, Inc. and its subsidiary (the Company) is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that provides businesses with access to iconic figures in sports, entertainment, culinary, and business through interactive events and interviews. Clients engage Thuzio for custom produced events in either live or virtual settings or access existing events produced under the Thuzio Originals banner as a way to inspire their customers and sales teams.

Basis of Presentation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions between Thuzio, Inc. and Robin Media, Inc. have been eliminated in consolidation.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures worldwide. All of the Company’s business operations and ability to support its customers is fully functional while its employees are working from remote locations. However, the Company has seen impacts on its operations due to lack of accessibility to live events and budgeted restrictions from customers, which resulted in delays to events taking place and timing of associated revenue recognition by the Company. While the disruption caused by COVID-19 is currently expected to be temporary, it is generally outside of the Company’s control and there is uncertainty around the duration and the total economic impact. Therefore, this matter could have a material adverse impact on the Company’s business, results of operations, and financial position in future periods. As a result, the Company leveraged its balance sheet by obtaining a loan under the Paycheck Protection Program (PPP) established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) as administered by the U.S. Small Business Administration (SBA) to increase the Company’s cash position and help preserve its financial flexibility. The PPP loan has been forgiven in full in July 2021 (see further discussion in Note 3).

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant items involving management’s estimates include fair value of business combinations, the valuation of its Simple Agreements for Future Equity (SAFE) liabilities, and the recoverability of net deferred tax assets. The impact of changes in estimates may be significant and is recorded in the period in which they become known.

Unaudited Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated balance sheet as of September 30, 2021, the interim condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2021 and 2020, the interim condensed consolidated statements of shareholders’ deficit for the nine months ended September 30, 2021, and the interim condensed consolidated statements of cash flows for the nine

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

months ended September 30, 2021, are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in management’s opinion, include all adjustments, consisting of only normal recurring adjustments necessary for the fair statement of the Company’s condensed consolidated financial statements for the periods presented. The financial data and other financial information disclosed in the notes to these condensed consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company’s annual financial statements for the fiscal year ended December 31, 2020.

Fair Value of Financial Instruments

The Company reports its financial assets and liabilities using a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Valuation based on unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2 - Valuation based on observable quoted prices for similar assets and liabilities in active markets.

Level 3 - Valuation based on inputs that are unobservable and are supported by little or no market activity, therefore, requiring management’s best estimate of what market participants would use as fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, accounts receivable, accounts payable, and accrued expenses. The fair value of the Company’s long-term debt is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

The Company does not have any financial instruments that would be characterized as Level 1 or Level 2 instruments. The Company’s Level 3 financial instruments are the SAFE liabilities which are recorded based on an income approach, considering the value of the shares of capital stock which would be issued to the SAFE holders in connection with a future round of financing. The Company determined that the probability of the implied equity or invested capital value of the SAFE liabilities exceeding the valuation cap of $7,500,000, as stated in the SAFE agreements, is remote. As such, the face value of the SAFE notes is considered to approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At September 30, 2021, the Company had no accounts that would be considered cash equivalents. The Company maintains its cash at various financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company places its funds with high credit quality financial institutions and does not believe it is exposed to any significant credit risk on cash.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. After all attempts to collect a receivable have been exhausted, the receivable is written off against the allowance. At September 30, 2021, the Company had not recorded an allowance for doubtful accounts.

Accounts receivable as of January 1, 2021 and September 30, 2021, were approximately $369,000 and $498,000, respectively.

Intangible Asset

The Company acquired its technology intangible asset through its acquisition of Robin Media, Inc. in November 2020. The Company is amortizing the intangible asset over an estimated useful life of 60 months. Amortization expense recognized during the period ended September 30, 2021 was $171,824, and accumulated amortization as of September 30, 2021, was $197,297 on the accompanying condensed consolidated financial statements. Estimated future annual amortization of the technology intangible asset at September 30, 2021, is $57,274 for remaining period in 2021, $229,098 each year for 2022 through 2024, and $203,627 for fiscal year 2025.

Management reviews long-lived assets, consisting of the technology intangible asset, for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions, and estimates of residual values. Fair values take into consideration management estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. No impairment charge was recognized for the year ended September 30, 2021.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as Accounting Standards Codification (ASC) 606) using the modified retrospective transition approach applied to all contracts.

Additional information about the Company’s revenue recognition policies and the related effects of the adoption of ASC 606 is included in Note 2 to the condensed consolidated financial statements.

Advertising and Marketing Costs

The Company’s marketing and advertising costs are expensed as incurred. During the period ended September 30, 2021, the Company recognized advertising costs of approximately $163,000.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation cost related to stock awards granted under the 2012 Equity Incentive Plan (the 2012 Plan) (see Note 5) is measured at the grant date, based on the fair value of the award, and is recognized as expense over the grantee’s requisite service period on a straight-line basis. The Company estimates the fair value of each stock award on the date of grant using a Black Scholes Merton option- pricing model that uses the assumptions noted in the table below. The Company uses the calculated fair value of its common stock on the date of the grant as the associated market value of its common stock used in the valuation model. The Company estimates the volatility of its common stock at the date of grant based on the volatility of comparable peer companies that are publicly traded. The Company determines the expected life using the simplified method for awards granted to executives and outside advisors, and generally the contractual term for awards granted to employees. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

The Company used the following assumptions for stock awards granted under the 2012 Plan during the period ended September 30, 2021:

Weighted Average Volatility	26.50% - 58.96%
Expected Term	5 - 10 years
Weighted Average Risk-Free Interest Rate	0.38% - 2.79%

Simple Agreements for Future Equity (SAFE) Liability

The Company accounts for SAFE liabilities in accordance with ASC Topic 480-10, Distinguishing Liabilities from Equity, which requires an entity to classify an instrument as a liability if it falls into one of the three following categories:

•	Mandatorily redeemable shares.

•	Instruments (other than an outstanding share) that do or may obligate the issuer to buy back some of its shares in exchange for cash or other assets.

•	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on:

•	A fixed monetary amount known at inception.

•	A variable other than the fair value of the issuer’s shares such as a market index.

•	A variable inversely related to the fair value of the issuer’s shares.

The Company classifies its SAFE agreements as liabilities since they are to be settled at a fixed price at inception for a variable number of shares, unknown at inception.

Major Customers and Vendors

At September 30, 2021, 40% of accounts receivable was owed to the Company from one individual customer. No major amount was due to any specific vendor.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of foreign currency translation adjustments related to the effect of translating the accounts and transactions denominated in Canadian dollars, which is the functional currency of

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Robin Media, Inc., into the Company’s reporting currency of the United States Dollar (USD). The financial statements of Robin Media, Inc. are translated into USD in accordance with ASC 830, Foreign Currency Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining other comprehensive income or loss. Cumulative translation gains or losses are presented in the condensed consolidated balance sheet and statement of stockholders’ deficit.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk. Terms of convertible debt, SAFE notes, and preferred stock instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. The Company has not identified any embedded derivative financial instruments as of September 30, 2021.

Income Tax

The Company has not recorded federal income tax expense due to its history of net operating losses. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more-likely-than-not that a deferred tax asset will not be realized.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company’s tax years subject to examination by the Internal Revenue Service (IRS) are 2016 through 2020.

Recent Accounting Pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02, and its subsequent amendments, on its financial statements and disclosures.

Note 2 - Revenue Recognition

The Company has adopted ASC 606, which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle, involving a five-step process of the revenue model, is that

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Nature of Services

The Company generates revenue from the facilitation of live and virtual events for its customers. Events can range from Company-structured ticketed events to custom branded events, featuring iconic athletes, celebrity chefs, entertainers, and influencers. Customers can contract to attend events through membership contracts, typically annual periods, or by purchasing facilitation services for a customizable event or group of events. The Company also generates revenue through event sponsorships, which may include exclusive partnership branding, signage, logo placements, and inclusion in marketing materials for events.

Significant Factors in Application of the Guidance

The Company uses the following methods, inputs, and assumptions in its determination of revenue recognition:

Identification of Performance Obligations and Significant Judgments

The Company’s performance obligations consist of providing access to events, services associated with the facilitation of events, and sponsorship services at Company events. Under its membership arrangements with its customers, the Company provides a “stand-ready” promise to exclusive access to events and experiences over the membership period.

The Company also contracts for its services as part of bundled contract arrangements containing more than one performance obligation, which may include a combination of event facilitation and sponsorship services. Significant judgment may be required when determining whether services are considered distinct performance obligations that should be accounted for separately or combined with other performance obligations. For each service in a bundled contract that represents a distinct performance obligation, total consideration is allocated based upon the standalone selling price of the performance obligation, which may require significant judgment. The Company uses the adjusted market assessment approach to estimate the standalone selling price.

Determination of Transaction Price

The transaction price is determined based on the consideration to which the Company will be entitled, and expects to receive, in exchange for transferring services to the customer. The transaction prices of the majority of contracts are fixed. However, under terms of certain contracts, the Company may offer the customer an early payment discount, in which case an estimate of variable consideration is considered in the determination of the transaction price. The majority of the Company’s contracts incorporate provisions for up-front payment by its customers for future event or membership services. As such, any variable consideration, when applicable, is typically known and applied to the overall transaction price prior to recognition of revenue under such contracts.

Timing of Revenue Recognition

Revenues associated with the Company’s membership contracts are generally recognized evenly over the term of the membership contract. Revenues associated with event or sponsorship services are generally recognized at a point in time, typically when the related event occurs. Revenue recognized over time (membership revenue) was approximately $21,000 for the period ended September 30, 2021. All other revenue was recognized at a point in time.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

Contract liabilities primarily relate to advance consideration received from customers for the purchase of membership services or access to future events or sponsorships. Transfer of control occurs and, therefore, revenue is recognized, as services are provided (upon occurrence of an event or over the corresponding membership term). Payments received from customers for memberships, event services, or sponsorships purchased that have not occurred are considered contract liabilities and recorded as deferred revenue in the accompanying condensed consolidated balance sheet. At January 1, 2021 and September 30, 2021, the Company’s contract liabilities totaled approximately $1,985,000 and $2,649,000, respectively. The balance of deferred revenue at September 30, 2021, is expected to be utilized by customers within one year of the financial statement date. The Company did not have contract assets outstanding at January 1, 2021 or September 30, 2021. The Company did not have any material capitalized costs relating to costs to obtain or fulfill contracts during the nine months ended September 30, 2021.

Note 3 - Debt and Other Long-Term Liabilities

Long-Term Debt
A summary of long-term debt outstanding at September 30, 2021, is as follows:
Loan Under the Canada Emergency Business Account; Interest at 0.00% Through
December 31, 2022, Then 5.00% Per Annum Through Maturity Date of December 31, 2025,
Payable Monthly; Principal Due in Full at December 31, 2025; Unsecured	23,602
Total	23,602
Current Portion of Long-Term Debt	—
Long-Term Debt, Net of Current Portion	$23,602

In July 2021, the Company was notified by Pacific Western Bank that the 2020 PPP loan had been forgiven in full, including interest and the same has been recognized as other income in the financial statements.

Aggregate maturities of the Company’s long-term debt at September 30, 2021, by fiscal year, are as follows: Remainder of 2021 - $0; 2022 - $0; 2023 - $0; 2024 - $0; and 2025 - $0, and $23,602 thereafter.

Convertible Debt

In December 2020, the Company issued two individual unsecured convertible promissory notes of $75,000 and $50,000 (Convertible Notes), respectively. Principal and interest under the Convertible Notes is payable upon the earlier of: (i) the one-year anniversary of the date of the Convertible Notes (Maturity Date); or (ii) the occurrence of an event of default, as defined in the Convertible Notes. Interest accrues on the unpaid principal at a rate of 10.00% per annum. The $75,000 Convertible Note is with an individual who is also a shareholder of the Company.

Principal and accrued but unpaid interest is automatically convertible into shares of the Company’s new preferred equity securities issued and sold in association with a future qualified financing, as defined in the Convertible Notes. The number of shares of stock to be issued upon conversion is equal to the total principal and accrued interest being converted divided by 90% of the price per share paid by investors in the qualified financing. In the event of a change in control (as defined) prior to the Maturity Date or a qualified financing, the holders of the Convertible Notes may elect to have the outstanding principal and accrued interest converted into shares of the Company’s Series B-2 Preferred Stock at a price per share equal to $7,500,000 divided by the fully-diluted capital stock of the Company immediately prior to the change of control event. If the Company does not complete a qualified financing or change of control prior to the Maturity Date, the holders may elect to convert

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the outstanding principal and accrued interest under the Convertible Notes into shares of the Company’s Series B-2 Preferred Stock at a per share price equal to that under a change of control event.

See further discussion in Note 8 of the settlement of the Convertible Notes subsequent to September 30, 2021, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

SAFE Notes

During 2020, the Company initiated a Crowdfunding campaign under which it issued numerous individual Crowdfunding SAFE notes (SAFE Notes) for a total of $84,428 in gross proceeds. Under the terms of the SAFE Notes, the investors have the right to convert the amount invested (Purchase Amount) into shares of the Company’s capital stock sold in a future equity financing (as defined in the SAFE Notes). The number of shares issued upon conversion is equal to the Purchase Amount divided by either: (i) a per share price equal to the valuation cap ($7,500,000) divided by the fully-diluted capitalization of the Company, or (ii) the price per share of capital stock sold in the equity financing multiplied by the discounted rate of 90%. The conversion rate used will be the rate that results in a greater number of shares of capital stock for the Investors.

As of September 30, 2021, the SAFE Notes had not yet converted, as an equity financing had yet to occur. The SAFE Notes are presented as non-current liabilities on the accompanying condensed consolidated balance sheet until conversion occurs.

See further discussion in Note 8 of the settlement of the SAFE Notes subsequent to September 30, 2021, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

Note 4 - Preferred Stock

The Company has 37,532,582, $0.0001 par value shares of preferred stock authorized as of September 30, 2021, consisting of 2,634,279 Series A shares, 5,375,576 Series B shares, 16,000,000 Series B-1 shares, and 13,522,727 Series B-2 shares.

All classes of preferred stock are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred stock during the period ended September 30, 2021.

Holders of preferred stock of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares into which the preferred shares may be converted. Each share of preferred stock is convertible into one share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert to common stock. Liquidation preference between preferred stock is in the following order: Series B, Series B-1, Series B-2, and Series A.

Note 5 - Stock Options

During 2012, the Company executed the 2012 Stock Incentive Plan, under which 20,713,515 common stock shares are reserved for issuance in the form of shares, restricted shares, or stock options. During the period, the Company issued 402,388 stock options pursuant to the 2012 Stock Incentive Plan. These options allow the holder to purchase an equal number of common stock shares at various exercise prices per share. The options vest at varying terms, including fully-vested upon grant or 25% at the grant date, with the remaining 75% vesting monthly over the following 36 or 48 months. At September 30, 2021, there were vested stock options of 11,837,200. The options issued during 2021 have no intrinsic value.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company utilizes a third-party valuation service to value the share price of the Company’s common stock, which the Company uses as an input to the calculation of fair value of the options granted. The Company valued the options using the Black Scholes Merton pricing model. At September 30, 2021, approximately $7,000 of unrecognized stock-based compensation expense is expected to be recognized over the weighted average remaining life of 7.8 years.

A summary of option activity is as follows:

	Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2020	19,435,530	$0.17	8.9
Granted	402,388	0.17	9.9
Expired/Forfeited	—	—	—

Outstanding at September 30, 2021	19,837,918	0.17	7.8

Exercisable at September 31, 2021	11,837,200	$0.16	7.3

A summary of nonvested option activity is as follows:

Common Shares
Non-Vested at December 31, 2020	10,987,092
Granted	402,388
Vested	(3,388,762)

Non-Vested at September 30, 2021	8,000,718

The weighted-average grant date fair value of non-vested options was less than $0.01 per share for options outstanding at September 30, 2021 and 2020, and for options granted and vested during the year ended September 30, 2021.

The total grant date fair value of vested options at September 30, 2021, was approximately $27,000.

Note 6 - Related-Party Transactions

Prior to 2020, the Company leased office space from JuliusWorks, Inc., a related-party through previous direct ownership and current common ownership, on a month-to-month basis at a rate of $5,000 per month. Approximately $30,000 was owed to JuliusWorks, Inc. at September 30, 2021, and is included in accounts payable and accrued expenses on the accompanying condensed consolidated balance sheet.

Note 7 - Income Taxes

The components of deferred tax assets and liabilities consist of the following:

September 30, 2021
Deferred Tax Assets
Net Operating Loss Carry Forwards	$5,868,000
Depreciation	6,000
Intangible Asset Amortization	3,000

Total Deferred Tax Assets	5,877,000
Less: Valuation Allowance	(5,877,000)

Net Deferred Tax Assets	$—

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The federal net operating loss carry forwards at September 30, 2021 were approximately $27,942,000 and individual state net operating loss carry forwards range from approximately $1,256,000 to $15,696,000, and expire in fiscal year 2035. During the 9 months ended September 30, 2021, the Company’s valuation allowance increased by approximately $209,000.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 9, 2022, the date the condensed consolidated financial statements were available to be issued. With the exception of the matters discussed below, there were no material subsequent events that require recognition or additional disclosure in the condensed consolidated financial statements.

Acquisition

On October 30, 2021, 100% of the Company was acquired by Triller Hold Co LLC for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million.

Reorganization

In anticipation of the eventual sale of the Company, Thuzio Holdings, Inc. (HoldCo) was formed in August 2021, and Thuzio Merger Co., Inc., a wholly owned subsidiary of HoldCo, was formed in October 4 2021.

The Company entered into a series of transactions, effectively consummating a reorganization, pursuant to which:

•	All outstanding rights and obligations of the Company to issue equity interest in respect to the SAFEs were assigned to HoldCo.

•	All outstanding principal sum together with all accrued and unpaid interest thereon, in connection with the Convertible Notes were converted or exchanged into share of preferred stock of the Company.

•

Immediately after the conversion of the Convertible Notes, Thuzio Merger Co., Inc. merged with and into the Company, with the Company being the surviving entity and a direct and wholly owned subsidiary of HoldCo (the Merger).

•

In connection with the Merger, each share of common stock and preferred stock of the Company, issued and outstanding immediately prior to the effective time of the Merger, converted into the right to receive one validly issued, fully paid and non-assessable share of common stock of HoldCo.

•

In connection with the Merger, all of the issued and outstanding options granted under the 2012 Stock Incentive Plan, and the applicable incentive stock option agreements to which each grantee is a party, was assumed by HoldCo.

•

Immediately after the effective time of the Merger, a certificate of conversion and a certificate of formation were filed with the State of Delaware pursuant to a merger agreement to effectuate a conversion of the Company’s organizational structure from a Delaware corporation to a Delaware limited liability company.

As of immediately after the reorganization, HoldCo owned all of the issued and outstanding securities of the Company.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unit Exchange Agreement with Triller

Effective October 30, 2021, HoldCo entered into a Unit Exchange Agreement with Triller HoldCo, LLC (Triller) for the transfer, conveyance, and contribution to Triller all outstanding securities of the Company held by HoldCo in exchange for consideration consisting of up to 2,991,181 newly-issued Class B Common Units of Triller, potentially adjusted subsequent to the closing date per terms of the Unit Exchange Agreement.

Conversion of preferred stock

All the outstanding preferred stock as at September 30, 2021 was converted into common stock at 1:1 ratio on October 31, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Flipps Media Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Flipps Media Inc. and Subsidiary (the Company) as of December 31, 2021, and 2020, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Hudgens CPA, PLLC

www.hudgenscpas.com

We have served as the Company’s auditor since 2021.

Houston, Texas November 19, 2021

1220 Blalock Rd, STE 300

Houston, Texas 77055

713-429-0724

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31

	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,903,849	1,473,009
Accounts receivable, net	908,771	179,474
Other current assets	$20,730	$9,184

Total Current Assets	6,833,350	1,661,667
Property and equipment, net	52,707	10,333
Intangible assets, net	1,193,293	1,169,270

TOTAL ASSETS	$8,079,350	$2,841,270

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,830,836	$635,240
Other current liabilities	593,130	86,756

Total current liabilities	3,423,966	721,996
Convertible note payable	719,196	703,012
Other long-term liabilities	144,173	—

Total Liabilities	4,287,335	1,425,008

SHAREHOLDERS’ EQUITY
Series A Preferred Stock, $0.0001 par value, 5,872,051 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	587	587
Series A-2 Preferred Stock, $0.0001 par value 18,112,423 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	1,811	1,811
Series Seed Preferred Stock, $0.001 par value 593,400 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	593	593
Common stock, $0.0001 par value, 41,000,000 shares authorized, 8,630,734 shares issued and outstanding as of December 31, 2020 and 2019, respectively	863	863
Additional paid-in capital	12,212,891	12,178,778
Accumulated deficit	(8,381,606)	(10,766,393)
Accumulated other comprehensive income	(43,124)	23

Total stockholders’ equity	3,792,015	1,416,262

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,079,350	$2,841,270

See accompanying notes to consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

	2020	2019
Sales	$43,013,973	$8,070,705
Cost of sales	36,406,992	6,121,964

Gross profit	6,606,981	1,948,741

Operating Expenses
General and administrative expenses	4,190,326	2,723,340

Total operating expenses	4,190,326	2,723,340
Income (loss) from Operations	2,416,655	(774,599)
Other income (expenses)
Interest income	1,537	4,635
Interest expense	(17,992)	(23,526)
Other expense	(4,420)	(12,706)

Total other income (expenses)	(20,875)	(31,597)
Income (loss) before income tax expense	2,395,780	(806,196)
Income tax expense	10,993	10,593

Net income (loss)	2,384,787	(816,789)
Other comprehensive income
Foreign currency translation adjustments	(43,147)	15,672

Total comprehensive income (loss)	$2,341,640	$(801,117)

See accompanying notes to consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Series A Preferred Stock		Series A-2 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-In Capital ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit) ($)
	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)
Balance December 31, 2018	5,872,051	587	9,755,759	976	593,400	593	8,630,734	863	9,249,108	(9,949,604)	(15,649)	(713,126)

Stock compensation	—	—	—	—			—	—	34,113	—		34,113
Conversion of notes payable to Series A-2 preferred shares	—	—	3,284,784	328	—	—	—	—	1,138,176	—	—	1,138,504
Issuance of Series A-2 preferred shares	—	—	5,071,806	507	—	—	—	—	1,757,381	—	—	1,757,888
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	15,672	15,672
Net loss	—	—	—	—	—	—	—	—	—	(816,789)	—	(816,789)

Balance December 31, 2019	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,178,778	(10,766,393)	23	(1,416,262)

Stock compensation	—	—	—	—	—	—	—	—	34,113	—	—	34,113
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(43,147)	(43,147)
Net income	—	—	—	—	—	—	—	—	—	2,384,787	—	2,384,787

Balance December 31, 2020	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,212,891	(8,381,606)	(43,124)	3,792,015

See accompanying notes to condensed consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2020	2019
Cash Flows From Operating Activities
Net income (loss)	$2,384,787	$(816,789)
Adjustments to reconcile comprehensive loss to cash used in operations
Depreciation and amortization expense	851,425	751,145)
Reserve for doubtful accounts	—	47,000
Stock compensation	34,113	34,113
Changes in operating assets and liabilities:
Accounts receivable	(729,297)	(35,523)
Other current assets	(11,546)	(3,444)
Other assets	(9,449)	31,722
Accounts payable and accrued expenses	1,904,938	(221,340)
Accrued interest on convertible notes	17,992	17,514
Other current liabilities	506,374	7,464

Net Cash Provided By (Used In) Operating Activities	4,949,337	(188,138)

Cash Flows From Investing Activities
Purchase of property and equipment	(3,718)	(71,126)
Capitalized costs of internally developed software	(515,529)	(402,972)

Net Cash Used In Investing Activities	(519,247)	(474,098)

Cash Flows From Financing Activities
Proceeds from issuance of series A-2 preferred stock	—	1,757,888

Net Cash Provided By Financing Activities	—	1,757,888

Effects of Foreign Currency on Cash	750	(56,699)

Net Increase in Cash	4,430,840	1,038,953

Cash — beginning of year	1,473,009	434,056

Cash — end of year	$5,903,849	$1,473,009

Supplemental disclosure of cash flow information:
Interest paid	$3,689	$23,526
Income taxes paid	$10,993	$10,593

Supplemental disclosure of non-cash financing activities:
Conversion of notes payable to Series A-2 preferred stock	$—	$1,138,504

See accompanying notes to consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

Note 1 – Business Organization and Nature of Operations

The consolidated financial statements include the accounts of Flipps Media Inc., and its wholly owned subsidiary, Flipps Media EAD. When applicable, these companies will be referred to as the “Company,” or otherwise stated separately.

Flipps Media Inc., (formerly known as iMediaShare, Inc.) develops and markets a mobile media application that allows users to stream live events. For media rights-holders, the Company distributes and monetizes certain events. Flipps Media Inc. was formed on June 14, 2013 in the state of Delaware.

Flipps Media EAD (formerly known as iMediaShare AD) is registered and located in Bulgaria, and is a wholly owned subsidiary of Flipps Media Inc. Flipps Media EAD specializes in the planning, design, development, testing, and deployment of software and mobile communication solutions and applications which Flipps Media Inc. provides to its end users. Flipps Media EAD was formed on February 3, 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements and related disclosures for the years ended December 31, 2020 and 2019, have been prepared using the accounting principles generally accepted in the United States (“GAAP”).

Principles of Consolidation

The accompanying financial statements reflect the consolidation of the individual financial statements of Flipps Media Inc. and Subsidiary. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2020 and December 31, 2019, the Company has $0, and $0 in cash equivalents, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to valuation and useful life of intangible assets and deferred tax assets. Actual results could materially differ from those estimates.

Revenue Recognition

The Company accounts for its revenues under FASB ASC 606, that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2)

Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective approach. There were no significant adjustments as a result of adoption of ASC 606.

The Company generates revenues primarily from the sale of pay-per-view individual event access and monthly subscription services. Revenue is recognized upon delivery of the service in the amount that reflects the consideration the Company expects to receive in exchange for those services. Revenues from monthly subscription services are recorded in the same month the content is provided through pay-per-view programming. Revenues from individual purchases of pay-per-view programming is recorded when the event is aired and is based upon an initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from the Company’s pay-per-view distributors. These estimates are updated each reporting period based on the latest information available.

The transaction price is fixed and based on the subscription fee or the fee to view a single event through pay-per-view streaming. Sales tax, including value added tax, is excluded from reported revenue. Payment is generally due immediately prior or at the time of delivery of the services, while delivery of content through pay-per-view occurs within the month payment is collected. The Company is the principal in its contract arrangements and as such recognizes revenue on a gross basis. The Company does not have any significant financing components as substantially all contract terms are one year or less.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 740-10, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. Cash and cash equivalents are maintained at financial institutions, and, at times, balances may exceed federally insured limits of $250,000. The Company has not experienced any losses related to these balances. Total cash on deposit exceeded federally insured limits by $5,340,436 at December 31, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term debt, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:

Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Advertising, Marketing and Promotional Costs

Advertising, marketing, and promotional expenses are expensed as incurred and are included in selling, general and administrative expenses on the accompanying statement of operations. For the year ended December 31, 2020 and December 31, 2019, advertising, marketing, and promotion expense was $687,337 and $995,006, respectively.

Recently Issued Accounting Pronouncements

The Company has evaluated all new accounting standards that are in effect and may impact its financial statements and does not believe that there are any other new accounting standards that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Intangible Assets

Intangible assets consist of the following at December 31, 2020:

Description	Useful Life	Carrying Value	Amortization Expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	$3,575,467	$629,493	$(2,763,291)	$812,176
Avid Sports Chat App	5 years	1,015,809	203,162	(654,632)	361,177
Patents and trademarks	20 years	25,904	1,201	(5,964)	19,940
Domain	5 years	4,130	—	(4,130)	—

		$4,621,310	$833,856	$(2,594,161)	$1,193,293

Intangible assets consist of the following at December 31, 2019:

Description	Useful Life	Carrying Value	Amortization Expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	$2,719,468	$499,487	$(2,133,798)	$585,670
Avid Sports Chat App	5 years	1,015,809	203,162	(451,470)	564,339
Patents and trademarks	20 years	24,024	1,201	(4,763)	19,261
Domain	5 years	4,130	—	(4,130)	—

		$3,763,431	$703,850	$(2,594,161)	$1,169,270

Note 4 – Convertible Notes Payable

On July 31, 2018 a Convertible Promissory Note (the “2018 Note”) in the amount of $680,000 bearing interest at a rate of 2.38% per annum, maturing February 1, 2020 was issued between the Company and Avid AI Inc. The 2018 Note was issued in connection with an Asset Purchase Agreement, between the Company and Avid AI Inc. for the Company’s acquisition of Avid AI Inc.’s proprietary Avid Sports Chat App. The outstanding balance of the 2018 Note, including accrued interest was $719,196 as of December 31, 2020.

According to the terms of the agreement, the 2018 Note, at the option of the Company, may be converted into a number of shares of common stock equal to 1.36% of the Company’s fully diluted capitalization. On January 18, 2021, the Company converted the 2018 Note into 525,830 shares of common stock. Upon issuance of the common stock, the 2018 Note was cancelled and the Company was released of all obligations under the 2018 Note with Avid AI, Inc.

On November 8, 2017 seven convertible promissory notes (the “2017 Notes”) in the aggregate amount of $1,039,915 with an interest rate of 8.00% per annum were issued on terms and conditions of a Note Purchase Agreement between the Company and several investors. On January 23, 2019 the 2017 Notes valued at $1,138,506 including accrued interest were converted into 3,284,784 shares of series A-2 Preferred Stock of the Company based on $0.03466 per share conversion price.

Note 5 – Paycheck Protection Program

On May 3, 2020, the Company obtained an unsecured loan of $99,700 under the Paycheck Protection Program Loan program (the “PPP Loan”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) and the Paycheck Protection Program Flexibility Act (the “Flexibility Act”). The Paycheck Protection Program is administered by the United States Small Business Administration. In accordance with the requirements of the CARES Act, the Company used proceeds from the PPP Loan primarily for payroll costs.

Under the terms of the CARES and Flexibility Acts, PPP Loan recipients can apply for and be granted forgiveness for all, or a portion of loans granted under the Paycheck Protection Program. On January 4, 2021, the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On January 28, 2021, the Company received notification the PPP Loan had been forgiven in full.

Note 6 – Shareholders’ Equity

Series Seed Preferred Stock

On October 22, 2013, the Series Seed Preferred Stock (“Series Seed’) was issued in connection with an exchange agreement between Flipps Media EAD and Flipps Media, Inc. Series Seed holders have voting rights equal to common stock holders on an “as converted” basis. The Series Seed holder is entitled to a dividend on par with common stockholders based on the conversion ratio as set forth in the Certificate of Incorporation. In addition, the Series Seed holder is entitled to one director to be elected to the Board of Directors as long as a minimum of 197,800 shares remain outstanding.

Series A and Series A-2 Preferred Stock

The Series A Preferred Stock (“Series A”) and Series A-2 Preferred Stock (“Series A-2”) are convertible into shares of common stock at the option of the holder, at any time, and without the payment of additional consideration by the holder. The conversion is determined by dividing the original issue price of the preferred shares by the conversion price. The conversion price is subject to adjustment based upon events affecting the number of shares of other issuances outstanding (stock dividends, splits, treasury stock purchases). Series A and Series A-2 holders have voting rights Page 12 equal to common stockholders on an “as converted” basis. The preferred stockholders are entitled to a dividend on par with common stockholders based on the conversion ratio as described above. No dividends have been declared for any class of stock since inception.

During the year ended December 31, 2019, 5,071,086 additional shares of Series A-2 were issued for total proceeds of $1,757,888 and 3,284,784 shares of Series A-2 were issued upon conversion of the 2017 Notes (see Note 5)

Liquidation preferences

In the event of liquidation, preferred shareholders will receive liquidation payments according to the following priority and terms:

I.

The holders of the shares of Series A-2 Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.3466 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

II.

After the holders of Series A-2 are paid their preferential amounts required, the holders of the shares of Series A Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.7002 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

III.

After the holders of Series A and A-2 are paid their preferential amounts required, the holders of the shares of Series Seed Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.43815 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

IV.

Only after holders of Series A, A-2 and Series Seed Preferred Stock classes have received their respective payment, holders of Common Stock may receive the remaining funds and assets on a pro rata basis based on the number of shares of Common Stock held by such holder.

Incentive Stock Options

From time to time the Company’s Board of Directors grants incentive stock options to key officers, employees, directors, consultants, and other key persons to acquire ownership interests in the Company. The Plan is administered by the Board of Directors, which has the power and authority to grant options and set terms pursuant to the Plan. The maximum number of shares issuable under the incentive stock option plan is 4,862,107 at December 31, 2020. The stock options are exercisable at a price equal to the market value on the date of the grant as set by the Board of Directors. Vested options may be exercised based on the underlying stock option grant agreements and before the expiration of ten years from the date of the grant. Stock that is issuable upon exercise will be provided by the Company from its pool of authorized but unissued shares. Incentive stock options and warrants are the only forms of stock-based compensation authorized as of December 31, 2020. As of the date of this report, all outstanding options as of December 31, 2020 were fully vested and exercisable.

During the year ended December 31, 2019, the Company granted 200,000 stock options with a strike price of $0.35, which may be exercised before the expiration of ten years from the date of the grant, subject to the vesting schedule for these stock options. No stock options or warrants were issued during the year ended December 31, 2020. Total option expense was $34,113 and $34,113 for the years ended December 31, 2020 and 2019, respectively.

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding as of December 31, 2020:

	Total Options Issued and Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2018	2,823,150	$0.41	6
Granted during the year	200,000	0.35	10
Forfeited during the year	—	—	—
Exercised during the year	—	—	—

Outstanding at December 31, 2019	3,023,150	$0.40	7

Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	—	—	—

Outstanding at December 31, 2020	3,023,150	$0.40	6

Exercisable at December 31, 2020	3,023,150	$0.40	6

The following is an analysis of warrants to purchase the Company’s stock issued and outstanding as of December 31, 2020:

	Warrants Outstanding and Authorized	Exercise Price
Outstanding at December 31, 2018	381,000	$0.01
Issued during the year	—	—
Exercised during the year	—	—
Expired during the year	—	—

Outstanding at December 31, 2019	381,000	$0.01

Issued during the year	—	—
Exercised during the year	—	—
Expired during the year	(381,000)	—

Outstanding at December 31, 2020	—	$—

Note 7 – Risks and Uncertainties

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a “Public Health Emergency of International Concern”. Significant restrictions were placed on many businesses, however the Company has not experienced a material reduction in revenue in 2020. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results on future operations is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and containment of the outbreak, effectiveness and availability of vaccines and the impact on the Company’s customers, all of which are uncertain and cannot be predicted.

Note 8 – Subsequent Events

On January 18, 2021, the Company converted the 2018 Note into 525,830 shares of common stock. Upon issuance of the common stock, the 2018 Note was cancelled and the Company was released of all obligations under the 2018 Note with Avid AI, Inc.

On January 4, 2021, the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On January 29, 2021, the Company received notification the PPP Loan had been forgiven in full.

In July of 2021, the Company was acquired by Triller Hold Co, LLC for a combination of cash and equity and became a wholly owned subsidiary of Triller Hold Co, LLC.

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(UNAUDITED)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,407,402	5,903,849
Accounts receivable, net	840,036	908,771
Other current assets	8,455	20,730

Total Current Assets	9,255,893	6,833,350
Property and equipment, net	28,027	52,707
Intangible assets, net	941,851	1,193,293

TOTAL ASSETS	$10,225,771	$8,079,350

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,670,862	$2,830,836
Other current liabilities	5,302,032	593,130

Total current liabilities	7,972,894	3,423,966
Note payable	—	719,196
Other long-term liabilities	54,173	144,173

Total Liabilities	8,027,067	4,287,335

SHAREHOLDERS’ EQUITY (DEFICIT)
Series A Preferred Stock, $0.0001 par value, 5,872,051 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	587	587
Series A-2 Preferred Stock, $0.0001 par value 18,112,423 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	1,811	1,811
Series Seed Preferred Stock, $0.001 par value 593,400 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	593	593
Common stock, $0.0001 par value, 41,000,000 shares authorized, 9,156,567 and 8,630,734 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	916	863
Additional paid-in capital	12,932,034	12,212,891
Accumulated deficit	(10,691,416)	(8,381,606)
Accumulated other comprehensive income	(21,160)	(43,124)

Total stockholders’ equity	2,198,704	3,792,015

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,225,771	$8,079,350

See accompanying notes to consolidated financial statements

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30

(UNAUDITED)

	2021	2020
Sales	$20,744,561	$3,468,832
Cost of sales	16,693,131	2,417,232

Gross profit	4,051,430	1,051,600

Operating Expenses
General and administrative expenses	6,456,544	753,101

Total operating expenses	6,456,544	753,101

Income (loss) from Operations	(2,405,124)	298,499
Other income (expenses)
Interest income	907	1,007
Interest expense	(1,363)	(8,048)
Gain on forgiveness of PPP loan	90,000	—
Other expense	5,770	—

Total other income (expenses)	95,314	(7,041)

Income (loss) before income tax expense	(2,309,810)	291,458
Income tax expense	24,661	—

Net income (loss)	(2,334,471)	291,458

Other comprehensive income
Foreign currency translation adjustments	21,964	1,998

Total comprehensive income (loss)	$(2,312,507)	$293,456

See accompanying notes to consolidated financial statements

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30

(UNAUDITED)

	Series A Preferred Stock		Series A-2 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2019	5,872,051	587	18,112,349	1,1811	593,400	593	8,630,734	863	12,178,778	(10,766,393)	23	1,416,262
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	1,998	1,998
Net income	—	—	—	—	—	—	—	—	—	291,458	—	291,458

June 30, 2020	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,178,778	(10,474,935)	2,021	1,709,718

	Series A Preferred Stock		Series A-2 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2020	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,212,891	(8,381,606)	(43,124)	3,792,015
Conversion of notes payable	—	—	—	—	—	—	525,830	53	719,143	—	—	719,196
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	21,964	21,964
Net loss	—	—	—	—	—	—	—	—	—	(2,334,471)	—	(2,334,471)

June 30, 2021	5,872,051	587	18,112,349	1,811	593,400	593	9,156,564	916	12,932,034	(10,716,077)	(21.160)	2,198,704

See accompanying notes to condensed consolidated financial statements

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(UNAUDITED)

	2021	2020
Cash Flows From Operating Activities
Net income (loss)	$(2,334,471)	$291,458
Adjustments to reconcile comprehensive loss to cash used in operations
Depreciation and amortization expense	507,552	250,382
Gain on forgiveness of PPP loan	(90,000)	—
Changes in operating assets and liabilities:
Accounts receivable	68,735	(107,762)
Other current assets	12,275	(1,722)
Accounts payable and accrued expenses	4,567,724	(272,558)
Accrued interest on convertible notes	(17,992)	17,514

Net Cash Provided By (Used In) Operating Activities	2,713,823	177,312

Cash Flows From Investing Activities
Purchase of property and equipment	—	(71,126)
Capitalized costs of internally developed software	(231,430)	(402,972)

Net Cash Used In Investing Activities	(231,430)	(474,098)
Effects of Foreign Currency on Cash	21,160	1,998

Net Increase (Decrease) in Cash	2,503,553	(294,788)
Cash – beginning of year	5,903,849	1,473,009

Cash – end of year	$8,407,402	$1,178,221

Supplemental disclosure of cash flow information:
Interest paid	$3,689	$8,048
Income taxes paid	$10,993	$—

Supplemental disclosure of non-cash financing activities:
Conversion of notes payable	$719,196	$—

See accompanying notes to condensed consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2021

Note 1 – Business Organization and Nature of Operations

The consolidated financial statements include the accounts of Flipps Media Inc., and its wholly owned subsidiary, Flipps Media EAD. When applicable, these companies will be referred to as the “Company,” or otherwise stated separately.

Flipps Media Inc., (formerly known as iMediaShare, Inc.) develops and markets a mobile media application that allows users to stream live events. For media rights-holders, the Company distributes and monetizes certain events. Flipps Media Inc. was formed on June 14, 2013 in the state of Delaware.

Flipps Media EAD (formerly known as iMediaShare AD) is registered and located in Bulgaria, and is a wholly owned subsidiary of Flipps Media Inc. Flipps Media EAD specializes in the planning, design, development, testing, and deployment of software and mobile communication solutions and applications which Flipps Media Inc. provides to its end users. Flipps Media EAD was formed on February 3, 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements and related disclosures have been prepared using the accounting principles generally accepted in the United States (“GAAP”).

Principles of Consolidation

The accompanying financial statements reflect the consolidation of the individual financial statements of Flipps Media Inc. and Subsidiary. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At June 30, 2021 and December 31, 2020, the Company has $0, and $0 in cash equivalents, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to valuation and useful life of intangible assets and deferred tax assets. Actual results could materially differ from those estimates.

Revenue Recognition

The Company accounts for its revenues under FASB ASC 606, that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer,

(2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 740-10, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. Cash and cash equivalents are maintained at financial institutions, and, at times, balances may exceed federally insured limits of $250,000. The Company has not experienced any losses related to these balances. Total cash on deposit exceeded federally insured limits by $8,157,402 and 5,340,436 at June 30, 2021 and December 31, 2020, respectively.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term debt, the carrying amounts approximate fair value due to their short maturities.

Triller adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Advertising, Marketing and Promotional Costs

Advertising, marketing, and promotional expenses are expensed as incurred and are included in selling, general and administrative expenses on the accompanying statement of operations. For the six months ended June 30, 2021, advertising, marketing, and promotion expense was 1,585,422.

Recently Issued Accounting Pronouncements

The Company has evaluated all new accounting standards that are in effect and may impact its financial statements and does not believe that there are any other new accounting standards that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Intangible Assets

Intangible assets consist of the following at June 30, 2021:

Description	Useful life	Carrying Value	Amortization expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	3,806,896	380,690	(3,143,981)	662,915
Avid Sports Chat App	5 years	1,015,809	101,581	(756,213)	259,596
Patents and trademarks	20 years	25,904	601	(6,565)	19,340
Domain	5 years	4,130	—	(4,130)	—

		4,852,739	482,872	(3,910,889)	941,851

Intangible assets consist of the following at December 31, 2020:

Description	Useful life	Carrying Value	Amortization expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	3,575,467	629,493	(2,763,291)	812,176
Avid Sports Chat App	5 years	1,015,809	203,162	(654,632)	361,177
Patents and trademarks	20 years	25,904	1,201	(5,964)	19,940
Domain	5 years	4,130	—	(4,130)	—

		4,621,310	833,856	(3,428,017)	1,193,293

Note 4 – Convertible Notes Payable

On July 31, 2018 a Convertible Promissory Note (the “2018 Note”) in the amount of $680,000 bearing interest at a rate of 2.38% per annum, maturing February 1, 2020 was issued between the Company and Avid AI Inc. The 2018 Note was issued in connection with an Asset Purchase Agreement, between the Company and Avid AI Inc. for the Company’s acquisition of Avid AI Inc.’s proprietary Avid Sports Chat App. The outstanding balance of the 2018 Note, including accrued interest was $719,196 as of December 31, 2020.

According to the terms of the agreement, the 2018 Note, at the option of the Company, may be converted into a number of shares of common stock equal to 1.36% of the Company’s fully diluted capitalization. On January 18, 2021, the Company converted the 2018 Note into 525,830 shares of common stock. Upon issuance of the common stock, the 2018 Note was cancelled and the Company was released of all obligations under the 2018 Note with Avid AI, Inc.

Note 4 – Paycheck Protection Program

In 5/3/2020, the Company obtained an unsecured loan of $99,700 under the Paycheck Protection Program Loan program (the “PPP Loan”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”)

and the Paycheck Protection Program Flexibility Act (the “Flexibility Act”). The Paycheck Protection Program is administered by the United States Small Business Administration. In accordance with the requirements of the CARES Act, the Company used proceeds from the PPP Loan primarily for payroll costs.

Under the terms of the CARES and Flexibility Acts, PPP Loan recipients can apply for and be granted forgiveness for all, or a portion of loans granted under the Paycheck Protection Program. On 1/4/2021 the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On 1/28/2021, the Company received notification the PPP Loan had been forgiven in full.

Note 5 – Shareholders’ Equity

Series Seed Preferred Stock

On October 22, 2013 the Series Seed Preferred Stock (“Series Seed’) was issued in connection with an exchange agreement between Flipps Media EAD and Flipps Media, Inc. Series Seed holders have voting rights equal to common stock holders on an “as converted” basis. The Series Seed holder is entitled to a dividend on par with common stockholders based on the conversion ratio as set forth in the Certificate of Incorporation. In addition, the Series Seed holder is entitled to one director to be elected to the Board of Directors as long as a minimum of 197,800 shares remain outstanding.

Series A and Series A-2 Preferred Stock

The Series A Preferred Stock (“Series A”) and Series A-2 Preferred Stock (“Series A-2”) are convertible into shares of common stock at the option of the holder, at any time, and without the payment of additional consideration by the holder. The conversion is determined by dividing the original issue price of the preferred shares by the conversion price. The conversion price is subject to adjustment based upon events affecting the number of shares of other issuances outstanding (stock dividends, splits, treasury stock purchases). Series A and Series A-2 holders have voting rights Page 12 equal to common stockholders on an “as converted” basis. The preferred stockholders are entitled to a dividend on par with common stockholders based on the conversion ratio as described above. No dividends have been declared for any class of stock since inception.

Liquidation preferences

In the event of liquidation, preferred shareholders will receive liquidation payments according to the following priority and terms:

I.

The holders of the shares of Series A-2 Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.3466 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

II.

After the holders of Series A-2 are paid their preferential amounts required, the holders of the shares of Series A Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.7002 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

III.

After the holders of Series A and A-2 are paid their preferential amounts required, the holders of the shares of Series Seed Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.43815 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

IV.

Only after holders of Series A, A-2 and Series Seed Preferred Stock classes have received their respective payment, holders of Common Stock may receive the remaining funds and assets on a pro rata basis based on the number of shares of Common Stock held by such holder.

Common Stock

During the six months ended June 30, 2021, the Company issued 525,830 shares of common stock in settlement of the convertible notes payable. (See Note 4)

Incentive Stock Options

From time to time the Company’s Board of Directors grants incentive stock options to key officers, employees, directors, consultants, and other key persons to acquire ownership interests in the Company. The Plan is administered by the Board of Directors, which has the power and authority to grant options and set terms pursuant to the Plan. The maximum number of shares issuable under the incentive stock option plan is 4,862,107 at December 31, 2020. The stock options are exercisable at a price equal to the market value on the date of the grant as set by the Board of Directors. Vested options may be exercised based on the underlying stock option grant agreements and before the expiration of ten years from the date of the grant. Stock that is issuable upon exercise will be provided by the Company from its pool of authorized but unissued shares. Incentive stock options and warrants are the only forms of stock-based compensation authorized as of December 31, 2020. As of the date of this report, all outstanding options as of December 31, 2020 were fully vested and exercisable

Note 7 – Risks and Uncertainties

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a “Public Health Emergency of International Concern”. Significant restrictions were placed on many businesses; however the Company has not experienced a material reduction in revenue in 2020. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results on future operations is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and containment of the outbreak, effectiveness and availability of vaccines and the impact on the Company’s customers, all of which are uncertain and cannot be predicted.

Note 8 – Subsequent Events

In July of 2021, the Company was acquired by Triller Hold Co, LLC for a combination of cash and equity and became a wholly owned subsidiary of Triller Hold Co, LLC.

Independent Auditors’ Report

Board of Directors

Truverse, Inc.

Los Altos, CA

We have audited the accompanying consolidated financial statements of Truverse, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Truverse, Inc. as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Tysons, VA

February 10, 2022

Truverse, Inc.

Consolidated Balance Sheets

December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,566,125	$690,362
Accounts receivable, net	355,207	230,867
Prepaid expenses and other assets	128,796	130,175

Total current assets	2,050,128	1,051,404

Property and equipment, net	1,647	273
Other non-current assets	741	—

Total assets	$2,052,516	$1,051,677

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$387,157	$144,847
Accrued payroll and related liabilities	9,008	4,969
Deferred revenue	119,447	39,461
Notes payable	5,630,007	760,396

Total current liabilities	6,145,619	949,673

PPP loan	145,274	—
Notes payable, net of current portion	—	4,850,000

Total liabilities	6,290,893	5,799,673

Stockholders’ deficit:
Common stock	331,623	309,708
Accumulated deficit	(4,621,629)	(5,128,048)
Accumulated other comprehensive income	51,629	70,344

Total stockholders’ deficit	(4,238,377)	(4,747,996)

Total liabilities and stockholders’ deficit	$2,052,516	$1,051,677

See accompanying notes.

Truverse, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 31, 2020 and 2019

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
Revenue	$3,491,177	$727,174
Cost of revenue	850,898	367,226

Gross profit	2,640,279	359,948

Selling, general and administrative expenses	2,084,449	1,772,705

Income (loss) from operations	555,830	(142,757)

Other expense (income):
Interest expense	15,402	10,385
Other, net	(4,027)	(4,149)

Total other expenses	11,375	6,236

Income (loss) before income taxes	544,455	(1,418,993)

Provision for income taxes	38,036	800

Net income (loss)	$506,419	$(1,419,793)

Comprehensive income (loss):

Net income (loss)	$506,419	$(1,419,703)
Foreign currency translation adjustment	(18,715)	(15,430)

Total comprehensive income (loss)	$487,704	$(1,435,223)

See accompanying notes.

Truverse, Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

Years Ended December 31, 2020 and 2019

				Accumulated Other Comprehensive Income	Total Stockholders’ Deficit

	Common Stock		Accumulated Deficit
	Shares	Amount
Balance, December 31, 2018	93,401,500	$274,708	$(3,708,255)	$85,774	$(3,347,773)
Issuance of shares	5,008,000	35,000	—	—	35,000
Foreign currency translation	—	—	—	(15,430)	(15,430)
Net loss	—	—	(1,419,793)	—	(1,419,793)

Balance, December 31, 2019	98,409,500	309,708	(5,128,048)	70,344	(4,747,996)
Issuance of shares	1,750,000	52,540	—	—	52,540
Repurchase of shares	(4,375,000)	(30,625)	—	—	(30,625)
Foreign currency translation	—	—	—	(18,715)	(18,715)
Net income	—	—	506,419	—	506,419

Balance, December 31, 2020	95,784,500	$331,623	$(4,621,629)	$51,629	$(4,238,377)

See accompanying notes.

Truverse, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$506,419	$(1,419,793)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	125	—
Non-cash compensation	14,900	22,100
Paid in-kind interest	15,266	10,347
Changes in assets and liabilities:
Accounts receivable	(124,340)	(150,278)
Prepaid expenses and other assets
Accounts payable and accrued expenses	638	(49,498)
Accrued payroll and related liabilities	4,039	4,969
Deferred revenue	79,986	31,245

Net cash provided by (used in) operating activities	739,343	(1,494,081)

Cash flows from investing activities:
Purchase of property and equipment	(1,499)	(273)

Net cash used in investing activities	(1,499)	(273)

Cash flows from financing activities:
Proceeds from SAFE instruments	15,000	1,225,000
Proceeds from PPP loan	145,274	—
Proceeds from notes payable – related party	—	709,140
Repayment of notes payable – related party	(3,640)	—

Net cash provided by financing activities	156,634	1,934,140

Effect of foreign currency exchange rates	(18,715)	(15,430)

Net increase in cash and cash equivalents	875,763	424,356

Cash and cash equivalents, beginning of year	690,362	266,006

Cash and cash equivalents, end of year	$1,566,125	$690,362

Supplemental disclosures of non-cash investing and financing activities:
Exchange of notes payable – related party for common stock	$21,915	$35,000

Common stock issued in exchange for reduction of notes payable – related party	$(21,915)	$(35,000)

Non-cash increase in notes payable – related party	$(14,900)	$(22,100)

See accompanying notes.

Truverse, Inc.

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Description of business

Truverse, Inc. (“Truverse”), a Delaware corporation doing business as Amplify.ai, was incorporated in June 2016 and is headquartered in Los Altos, California. In March 2018, the Company established a wholly owned Indian subsidiary, Botworx AI India Private Limited (“Botworx” and together with Truverse, the “Company”). The Company provides an artificial intelligence (“AI”) driven customer engagement platform which enhances conversational experiences with a focus on social messaging platforms and SMS. The Company’s AI platform is used by its customers to improve ways to acquire, engage and transact with users across mobile and desktop platforms to help increase social media effectiveness by converting interactions into personalized one-to-one conversations, leads, and sales.

Principles of consolidation

The consolidated financial statements include the accounts of Truverse and Botworx. All significant intercompany accounts and transactions have been eliminated.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. Actual results could differ from these estimates.

Cash and cash equivalents

The Company does not have any cash equivalents as of December 31, 2020 and 2019. The Company places its cash with high-quality financial institutions.

Revenue from contracts with customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs (collectively, “ASC 606”) replaced most existing revenue recognition guidance in U.S. GAAP. ASC 606 requires expanded disclosures of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective approach. There were no significant adjustments as a result of adoption of ASC 606.

The Company generates revenue primarily through the sale of short-term subscription services and related monthly support fees, connectivity and usage fees, and implementation services. Revenue from implementation services in 2020 and 2019 were immaterial. Revenue is recognized upon transfer of control of promised services

Truverse, Inc.

Notes to Consolidated Financial Statements

to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Deferred revenue represents cash received from customers for future performance obligations to be satisfied by the Company. Sales taxes and other taxes the Company may collect concurrent with revenue-producing activities are excluded from revenue. The transaction price may be fixed and/or based on usage, depending on the contract. Payment is generally due within 30 days of the invoice date. The Company does not have any significant financing components as substantially all contract terms are one year or less.

Contract liabilities (Deferred revenue)

Deferred revenue primarily consists of amounts billed or collected in advance of revenue recognition as described above. Deferred revenue as of December 31, 2020 and 2019 was $119,447 and $39,461, respectively.

Accounts receivable

Accounts receivable are stated at the amount invoiced to customers less an allowance for doubtful accounts. The allowance for doubtful accounts is based upon a review of outstanding receivables and historical collections. Accounts receivables are generally due within 30 days of customer receipt of an invoice. Accounts past due of more than 180 days are generally considered delinquent. Delinquent receivables are written-off based on individual evaluation and specific circumstances of the customer. The allowance for doubtful accounts totaled $4,522 and $2,980 as of December 31, 2020 and 2019, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are on deposit or invested with high credit quality financial institutions and the Company believes that its credit risk is limited as a result. At times, the balance of cash and cash equivalents may exceed the federally insured limit. The Company has not experienced any losses in its accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents.

During the years ended December 31, 2020 and 2019, approximately 47% of the Company’s total revenue was derived from two individual customers, and 9% was derived from one customer, respectively. As of December 31, 2020 and 2019, approximately 60% of accounts receivable was due from three customers and 49% was due from three customers, respectively.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimates remaining useful lives of the assets. Depreciation expense was immaterial in each of the years ended December 31, 2020 and 2019.

Foreign currency translation

Balance sheet accounts for Botworx are translated at the exchange rate as of the balance sheet date, and income statement accounts are translated at the average exchange rate for the period. The resulting translation adjustments are included in accumulated other comprehensive loss. Transaction gains and losses resulting from changes in exchange rates are recorded in the statements of operations in the period in which they occur.

Truverse, Inc.

Notes to Consolidated Financial Statements

Income taxes

The Company is subject to foreign, federal and state income taxes. The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Deferred income tax assets and liabilities are determined based upon the difference between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value when it is not more likely than not that such assets will be realized.

For uncertain income tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more-likely-than-not recognition threshold are measured in order to determine the tax benefit recognized in the financial statements. The Company did not recognize any accrued interest related to unrecognized tax benefits as part of income tax expense. Penalties were immaterial in each of the years ended December 2020 and 2019. The tax return years potentially subject to examination include all tax years from 2017 and thereafter. No uncertain tax positions were noted as of December 31, 2020 and 2019.

Research and development costs

Expenditures for research and development costs are expensed as incurred.

Advertising costs

Advertising costs which relate to ads purchased for resale to the Company’s customer are expensed as incurred. Such advertising costs were approximately $45,300 and $16,300 for the years ended December 31, 2020 and 2019, respectively, and are included in the cost of sales line on the accompanying statements of operations.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), which established the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This new guidance requires lessees to recognize the lease assets and lease liabilities that arise from leases in the consolidated balance sheets and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This standard is expected to be effective for the Company on January 1, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the consolidated financial statements through February 10, 2022, which is the date the consolidated financial statements were available to be issued. See Note 11.

Truverse, Inc.

Notes to Consolidated Financial Statements

2.	Property and Equipment

The following summarizes property and equipment at December 31:

	2020	2019
Computer equipment	$1,772	$273
Less: accumulated depreciation	(125)	—

	$1,647	$273

Depreciation expense for each of the years ended December 31, 2020 and 2019 was immaterial.

3.	SAFE Instruments

From January 2017 through December 2020, the Company raised $4,865,000 through the issuance of Simple Agreements for Future Equity (“SAFEs”) to various investors. The number and nature of the shares issued to the purchasers of the SAFEs will be determined at the next Equity Financing, which is defined as the sale of at least $5,000,000 in Preferred Stock. The SAFEs expire and terminate upon the next Equity Financing, a Liquidity Event (Change of Control or IPO), or a Dissolution Event, as each of these capitalized terms are defined in the SAFEs. As of December 31, 2020 and 2019, the total proceeds received from SAFE investors was $4,865,000 and $4,850,000, respectively.

The number of shares to be received by the SAFE investors is subject the pricing in the triggering equity financing and includes a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash ranks higher than common stockholders. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of December 31, 2020, the SAFE Agreement had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC Topic 480, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying consolidated balance sheets and adjusted to fair value. As of December 31, 2020, management determined that the carrying value of the SAFEs represented fair value as no qualifying transactions had occurred or contemplated as of such date.

4.	Paycheck Protection Program Loan

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act provided for the establishment of the Paycheck Protection Program (PPP), a new loan program under the Small Business Administration’s 7(a) program providing loans to qualifying businesses. Additionally, loans originated under this program may be forgiven, in whole or in part, if certain criteria are met.

The Company received a PPP loan totaling $145,000 and has elected to account for the funds received in accordance with ASC Topic 470, Debt. In order to be forgiven, funds from these loans may only be used to satisfy payroll costs, costs used to continue health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. The Company believes it has used the proceeds of the loan for qualifying expenses under the PPP. However, additional steps must be taken to apply for and receive forgiveness. The loan accrues interest at a rate of 1% and has an original maturity date of two years which can be extended to five years by mutual agreement of the Company and the lender. Payments are deferred during the deferral period, which began on the loan origination date and extends for 10 months beyond the last day of the Company’s covered period. Any unforgiven portion of the PPP loan is payable in equal installments of principal and interest from the

Truverse, Inc.

Notes to Consolidated Financial Statements

end of the deferral period through the scheduled maturity date. In addition, to the extent the loan is not forgiven, any interest accrued during the deferral period is due on the date of the first payment after the end of the deferral period. The Company has classified the outstanding balance of the loan as a non-current liability in the accompanying balance sheet as of December 31, 2020. Subsequent to year end, the Small Business Administration fully forgave the Company’s loan and accrued interest on February 23, 2021 (See Note 11).

5.	Stockholders’ Deficit

Common stock

As of December 31, 2020, the Company had authorized the issuance of up to 120,000,000 shares of Common Stock, with a par value of $.0001, of which 95,784,500 and 98,409,500 were issued and outstanding as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Company did not have any authorized Preferred Stock.

The common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The common stockholders have rights to dividends if declared. The Company has not declared any dividends since its inception.

During the years ended December 31, 2020 and 2019, the Company issued 1,750,000 and 5,008,000 shares of Common Stock in exchange for a reduction to the notes payable to one of the Company’s founders (See Note 7).

Additionally, during the year ended December 31, 2020, 4,375,000 of unvested restricted common stock were repurchased in exchange for an addition to the related party note to one of the Company’s founders.

6.	Share-based Awards

The Company has adopted a stock plan (the “2016 Stock Plan”) and had reserved 46,200,000 shares of common stock for issuance under the plan as of December 31, 2019. The Company increased the authorized shares by 10,000,000 during 2020. Eligible plan participants include employees, directors, consultants and other service providers. The Plan permits the granting of incentive stock options, nonqualified stock options and restricted stock awards. The terms of the stock option grants are determined by the Board of Directors. The Company’s stock options and restricted stock awards vest according to the terms in each awardee’s agreements and generally vest over four years and generally have a term of ten years.

Truverse, Inc.

Notes to Consolidated Financial Statements

The following summarizes the activity under the 2016 Stock Plan for the years ending December 31, 2020 and 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2019	9,544,000	$0.005	9.92
Granted	—	—	—
Exercised	(8,000)	0.005	—
Forfeited or expired	(837,000)	0.005	—

Outstanding at December 31, 2019	8,699,000	$0.005	8.92
Granted	726,500	0.03	—
Exercised	—	—	—
Forfeited or expired	(30,000)	0.01	—

Outstanding at December 31, 2020	9,395,500	$0.007	8.04

Options exercisable at December 31, 2020:
Vested shares	3,515,488	0.007	6.47
Vested and expected to vest	9,395,500	$0.007	8.04

During the years ended December 31, 2020 and December 31, 2019, the Company issued 1,750,000 and 5,000,000 shares, respectively, of restricted common stock under the 2016 Stock Plan, at per-share prices of $0.03 and $0.007 respectively.

There was no compensation cost recognized for with respect to stock options and restricted stock awards for the years ended December 31, 2020 and 2019 as the expense was immaterial.

7.	Related Party Transactions

One of the Company’s founding officers/owners lent the Company funds to meet liquidity needs and operating expenses, including the deferral of salary. The agreement is not formally documented. The outstanding amount bears an interest rate of 2% based on mutual agreement of the Company and the lender. As of December 31, 2020 and 2019, the note payable and accrued interest totaled $765,006 and $760,356, respectively, and are included in the current portion of notes payable on the consolidated balance sheets. Interest expense on this related party note payable was $15,266 and $10,348 for the years ended December 31, 2020 ad 2019, respectively.

8.	Commitments and Contingencies

Leases

The Company leases office space under non-cancellable operating lease agreements which expire through 2021. Lease expense for the years ended December 31, 2020 and 2019 was $102,767 and $139,904, respectively.

Estimated future minimum lease payments under non-cancelable lease agreements are $7,016 as of December 31, 2020.

Truverse, Inc.

Notes to Consolidated Financial Statements

9.	Income Taxes

The components of the Company’s income tax provision (benefit) consisted of the following:

	2020	2019
Current tax expense
Federal	$—	$—
State	4,627	800
Foreign	34,150	—

	38,777	800
Deferred tax expense
Federal	—	—
State	—	—
Foreign	(741)	—

	(741)	800
Total income tax expense	$38,036	$800

The significant components of deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Deferred tax assets (liabilities)
Net operating loss carryforwards - US	$939,029	$1,064,100
Net operating loss carryforwards - Foreign	—	7,804
Accounts receivable allowance	1,122	2,432
Accrued liabilities	1,135	476
Tax credits	99,753	47,376
Depreciation	(12)	—

Net deferred tax assets	1,041,039	1,121,468
Valuation allowance	(1,040,285)	(1,121,468)

Total deferred tax assets	$741	$—

As of December 31, 2020 and 2019, the Company had deferred tax assets of approximately $1,041,039 and $1,121,468, respectively, which consisted primarily of net operating loss (“NOL”) carryforwards and tax credits. The Company has recorded a valuation allowance against almost all of its net deferred tax assets, as management believes that it is not more-likely-than-not that the Company will realize the benefit of the deferred tax asset. As a result, the accompanying financial statements do not reflect any net benefit for deferred tax assets.

As of December 31, 2020, the Company had approximately $4.4 million and $4.9 million of federal and state NOL carry-forwards, respectively, that begin expiring in 2036 and carryforward indefinitely for the NOLs generated after December 31, 2017 per the Tax Cuts and Jobs Act (TCJA) passed in December 2017. The timing and manner in which the Company can utilize operating loss carryforwards and other deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership.

The difference in the Company’s income taxes computed at statutory rates and those at effective rates is due primarily to the valuation allowance.

Truverse, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019, the Company had refundable research and development tax credits of $118,525 and $95,837, respectively, which are included within prepaid expenses and other current assets on the consolidated balance sheets.

10.	Covid-19

In March 2020, the World Health Organization declared the outbreak and spread of COVID-19, a novel strain of Coronavirus, a pandemic. The coronavirus outbreak has had far reaching and unpredictable impacts on the global economy, supply chains, financial markets, and global business operations of a variety of industries. Governments have taken substantial action to contain the spread of the virus including mandating social distancing, suspension of certain gatherings, and shuttering of certain nonessential businesses.

The extent to which it will impact the Company going forward will depend on a variety of factors including the duration and continued spread of the outbreak, impact on the Company’s customers, employees and vendors, as well as governmental, regulatory and private sector responses. Further, the pandemic may have a significant impact on management’s accounting estimates and assumptions. The financial statements do not reflect any adjustments as a result of this increase in economic uncertainty.

11.	Subsequent Events

The Company has evaluated subsequent events through February 10, 2022, the date on which the financial statements were available to be issued.

PPP loan forgiveness

In February 2021, the Company received notification from the SBA that the PPP loan received in 2020 (see Note 4) was forgiven in full. There was no recognition of the debt forgiveness in the financial statements for the year ended December 31, 2020. The financial effect of the PPP loan forgiveness of $145,274 will be recognized as a gain and a reduction of the debt obligation in 2021.

Acquisition by Triller

On December 13, 2021, Truverse HoldCo, Inc. (Holdings), Truverse Merger Sub, Inc. (Merger Sub), and Truverse Inc. (Company) executed a merger agreement and consummated a merger pursuant to which Merger Sub merged with and into the Company., with the Company surviving the merger as a direct, wholly owned subsidiary of Holdings. As part of the merger, each outstanding share of common stock of the Company was canceled and converted into one share of Class A common stock, par value $0.0001 per share, of Holdings. Each simple agreement for future equity of the Company issued and outstanding immediately as of December 13, 2021 was converted into shares of Class B common stock, par value $0.0001 per share, of Holdings. Each share of Company common stock that was owned by the Company (as treasury stock or otherwise) was automatically canceled and retired and ceased to exist. All of the shares of the Merger Sub common stock were converted into and exchanged for one share of common stock, par value $0.0001 per share, of the Company. Therefore, as a result of the merger and the transactions contemplated by the agreement, Holdings owned all of the issued and outstanding shares of the Company of every class and series.

On December 13, 2021, Triller Hold Co LLC (Triller), Truverse, Inc. (Company), and Truverse HoldCo, Inc. (Holdings) entered into a share and unit exchange agreement. As part of the agreement, Triller issued to Holdings 8,051,962 Triller Class B Common Units in exchange for all of the issued and outstanding capital stock of every class and series of the Company. Therefore, Triller wholly owns the Company as a result of the transactions contemplated by the exchange agreement.

Truverse, Inc.

Condensed Consolidated Balance Sheets

September 30, 2021 and December 31, 2020

(Unaudited)

	September 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$1,011,623	$1,566,125
Accounts receivable	808,709	355,207
Prepaid expenses and other assets	136,017	128,796

Total current assets	1,956,349	2,050,128
Property and equipment, net	3,905	1,647
Other non-current assets	741	741

Total assets	$1,960,995	$2,052,516

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$417,764	$387,157
Accrued payroll and related liabilities	24,580	9,008
Deferred revenue	77,955	119,447
Notes payable	5,641,527	5,630,007

Total current liabilities	6,161,826	6,145,619
PPP loan	—	145,274

Total liabilities	6,161,826	6,290,893

Stockholders’ deficit:
Common stock	331,623	331,623
Retained earnings	(4,579,333)	(4,621,629)
Accumulated other comprehensive income	46,879	51,629

Total stockholders’ deficit	(4,200,831)	(4,238,377)

Total liabilities and stockholders’ deficit	$1,960,995	$2,052,516

Truverse, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

Nine Months Ended September 30, 2021 and 2020

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Revenue	$2,980,589	$2,176,526
Cost of revenue	834,934	333,269

Gross profit	2,145,655	1,843,257
Selling, general and administrative expenses	2,231,102	1,686,870

(Loss) income from operations	(85,447)	156,387

Other expense:
Interest expense	10,714	11,697
Other, net	(149,886)	(2,354)

Total other (income) expense	(139,172)	9,343

Income before income taxes	53,725	147,044
Provision for income taxes	11,429	9,929
Net income	$42,296	$137,115

Comprehensive income (loss)
Net income	$42,296	$137,115
Foreign currency translation adjustment	(4,750)	(21,426)

Total comprehensive income	$37,546	$115,689

Truverse, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Deficit

Nine Months Ended September 30, 2021 and 2020

(Unaudited)

				Accumulated Other	Total
	Common Stock		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Income	Equity
Balance, December 31, 2019	98,409,500	$309,708	$(5,128,048)	$70,344	$(4,747,996)
Issuance of shares	1,750,000	52,540	—	—	52,540
Repurchase of shares	(4,375,000)	(30,625)	—	—	(30,625)
Foreign currency translation	—	—	—	(21,426)	(21,426)
Net income	—	—	137,115	—	137,115

Balance, September 30, 2020	95,784,500	331,623	(4,990,933)	48,918	(4,610,392)
Balance, December 31, 2020	95,784,500	331,623	(4,621,629)	51,629	(4,238,377)
Foreign currency translation	—	—	—	(4,750)	(4,750)
Net income	—	—	42,296	—	42,296

Balance, September 30, 2021	95,784,500	$331,623	$(4,579,333)	$46,879	$ `(4,200,831)

Truverse, Inc.

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2021 and 2020

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$42,296	$137,115
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization	1,102	61
Non-cash compensation	—	10,559
Paid in-kind interest	11,520	11,423
Gain on extinguishment of PPP loan	(145,274)	—
FV adjustment on SAFE instruments	—	—
Changes in assets and liabilities
Accounts receivable	(453,502)	(95,423)
Prepaid expenses and other assets	(7,221)	(16,410)
Accounts payable and accrued expenses	30,607	156,437
Accrued payroll and related liabilities	15,572	6,359
Deferred revenue	(41,492)	118,386

Net cash (used in) provided by operating activities	(546,392)	328,507
Cash flows from investing activities:
Purchase of property and equipment	(3,360)	(847)

Net cash used in investing activities	(3,360)	(847)
Cash flows from financing activities:
Proceeds from PPP loan	—	145,274

Net cash provided by financing activities	—	145,274

Effect of foreign currency exchange rates	(4,750)	(21,426)
Net (decrease) increase in cash and cash equivalents	(554,502)	451,508
Cash and cash equivalents, beginning of year	1,566,125	690,362

Cash and cash equivalents, end of period	$1,011,623	$1,141,870

Supplemental disclosures of non-cash investing and financing activities:
Exchange of notes payable – related party for issuance of common stock	$—	$21,915

Common stock issued in exchange for reduction of notes payable – related party	$—	$(21,915)

Non-cash increase in notes payable – related party	$—	$(10,559)

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Business Description and Basis of Presentation

Description of business

Truverse, Inc. (“Truverse”), a Delaware corporation, was incorporated in June 2016 and is headquartered in Los Altos Hills, California. In March 2018, the Company established a wholly owned Indian subsidiary, Botworx AI India Private Limited (“Botworx” and together with Truverse, the “Company”). The Company provides an artificial intelligence (“AI”) driven customer engagement platform which enhances conversational experiences with a focus on social messaging platforms. The Company’s AI platform is used by its customers to improve ways to acquire, engage and transact with users across mobile and desktop platforms to help increase social media effectiveness by converting interactions into personalized one-to-one conversations, leads, and sales.

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (”SEC”). The consolidated financial statements include the accounts of Truverse and Botworx. All significant intercompany accounts and transactions have been eliminated. As permitted for interim reporting, certain footnotes or other financial information that are normally required by U.S. GAAP may be condensed or omitted, unless otherwise required by U.S. GAAP or SEC rules and regulations. The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements of the Company. These condensed consolidated financial statements should be read in conjunction with the December 31, 2020 consolidated financial statements and footnotes. The financial data and other information disclosed in these Notes to Condensed Consolidated Financial Statements (Unaudited) related to the nine months ended September 30, 2021 and 2020 are unaudited. These unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the Company’s financial condition and results of operations and cash flows for the interim period presented. The results of the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any future period.

2.	Summary of Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies as of and for the nine months ended September 30, 2021, as compared to the significant accounting policies described in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these condensed consolidated financial statements and accompanying disclosures. Estimates and assumptions are primarily utilized in accounting for revenue recognition, allowance for doubtful accounts and income taxes. Actual results could differ from these estimates and any such differences may be material to the accompanying consolidated financial statements.

Contract liabilities (deferred revenue)

Contract liabilities consist of deferred revenue which includes amounts billed or collected in advance of revenue recognition from maintenance and support services described above. Deferred revenue as of September 30, 2021, and December 31, 2020 was $77,955 and $119,447, respectively.

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are states at the amount invoiced to customers less an allowance for doubtful accounts. The allowance for doubtful accounts is based upon a review of outstanding receivables and historical collection reserve. Accounts receivables are due within 30 days of customer receipt of an invoice. Accounts past due of most than 90 days are considered delinquent. Delinquent receivables are written-off based on individual evaluation and specific circumstances of the customer. The allowance for doubtful accounts totaled $4,456 and $4,522 as of September 31, 2021 and December 31, 2020, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are on deposit or invested with high credit quality financial institutions and the Company believes that its credit risk is limited as a result. At times, the balance of cash and cash equivalents may exceed the federally insured limit. The Company has not experienced any losses in its accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents.

During the nine months ended September 30, 2021 and 2020, approximately 44% and 40%, respectively, of the Company’s total revenue was derived from two individual customers. As of September 30, 2021 and 2020, approximately 20% and 22% of accounts receivable was due from one individual customer.

Research and development costs

Expenditures for research and development costs are expensed as incurred.

Advertising costs

Advertising costs which relate to ads purchased for resale to the Company’s customers are expensed as incurred. Such advertising costs were approximately $76,000 and $26,000 for the nine months ended September 30, 2021 and 2020, respectively, and are included in the cost of sales line on the accompanying statements of operations.

Recent accounting pronouncements not yet adopted

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, “Leases” (Topic 842), which established the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This new guidance requires lessees to recognize the lease assets and lease liabilities that arise from leases in the consolidated balance sheets and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This standard is expected to be effective for the Company on January 1, 2022. The Company is currently evaluation the impact this guidance may have on its consolidated financial statements.

3.	SAFE Instruments

From January 2017 through December 2020, the Company raised $4,865,000 through the issuance of Simple Agreements for Future Equity (“SAFEs”) to various investors. The number and nature of the shares issued to the purchasers of the SAFEs will be determined at the next Equity Financing, which is defined as the sale of at least $5,000,000 in Preferred Stock. The SAFEs expire and terminate upon the next Equity Financing, a Liquidity Event (Change of Control or IPO), or a Dissolution Event, as each of these capitalized terms are defined in the SAFEs. As of September 30, 2021 and December 31, 2020, the total proceeds received from SAFE investors was $4,865,000.

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The number of shares to be received by the SAFE investors is subject the pricing in the triggering equity financing and includes a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash ranks higher than common stockholders. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of September 30, 2021, the SAFE Agreements had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC Topic 480, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying condensed consolidated balance sheets and adjusted to fair value. As of September 30, 2021, management determined that no adjustment to the carrying value of the SAFEs was required.

4.	Paycheck Protection Program Loan

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act provided for the establishment of the Paycheck Protection Program (PPP), a new loan program under the Small Business Administration’s 7(a) program providing loans to qualifying businesses. Additionally, loans originated under this program may be forgiven, in whole or in part, if certain criteria are met.

The Company received a PPP loan totaling $145,000 and elected to account for the funds received in accordance with ASC Topic 470, Debt. In order to be forgiven, funds from these loans were required to be used to satisfy payroll costs, costs used to continue health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. The Company applied for loan forgiveness with the SBA in February 2021 and received full forgiveness of the principal and accrued interest and recognized a gain on extinguishment of $145,274 which is included within other income in the statement of operations for the nine months ended September 30, 2021.

5.	Stockholders’ Equity

Common stock

During the nine months ended September 30, 2021 and 2020, the Company issued 0 and 1,750,000 shares of Common Stock, respectively, in exchange for a reduction to the notes payable to one of the Company’s founders (See Note 6 ). Additionally, during the nine months ended September 30, 2021 and 2020, 0 and 4,375,000 shares of unvested restricted common stock, respectively, were repurchased in exchange for an addition to the related party note to one of the Company’s founders.

During the nine months ended September 30, 2021 and 2020, the Company issued 0 and 726,500 stock options, respectively. Additionally, the Company granted 0 and 1,750,000 restricted stock awards during the nine months ended September 30, 2021 and 2020, respectively. All of the restricted stock awards granted during the nine months ended September 30, 2020 were immediately vested. During the nine months ended September 30, 2021 and 2020, 911,675 and 952,154 stock options vested, respectively. No compensation expense was recorded for the grant of stock options or restricted stock awards during the nine months ended September 30, 2021 and 2020 as the expense was immaterial. As of September 30, 2021, 9,395,500 stock options were issued and outstanding. of which 4,427,163 were vested.

6.	Related Party Transactions

One of the Company’s founding officers/owners lent the Company funds to meet liquidity needs and operating expenses, including the deferral of salary. The agreement is not formally documented. The outstanding amount bears an interest rate of 2% based on mutual agreement of the Company and the lender. As of September 30, 2021 and December 31, 2020, the note payable and accrued interest totaled $776,526 and $760,356, respectively,

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

and are included in the current portion of notes payable on the consolidated balance sheets. Interest expense on this related party note payable was $11,520 and $11,423 for the nine months ended September 30, 2021 and 2020, respectively.

7.	Income Taxes

The Company’s interim effective tax rate is based on our estimated annual effective tax rate of 21.27% and 6.75%, for the nine months ended September 30, 2021 and 2020, respectively. The effective tax rate is different from the U.S. federal statutory rate during the nine months ended September 30, 2020 due to the effect of the valuation allowances placed on the Company’s deferred tax assets and changes in tax rates.

The Company recorded an income tax provision of $11,285 and $9,929 for the nine months ended September 30, 2021 and 2020, respectively. Valuation allowances are established against the Company’s deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not threshold. The Company does not believe that it is more likely than not, that the deferred tax assets will be realized and accordingly, maintains the valuation on the net deferred tax asset balances.

8.	Covid-19

In March 2020, the World Health Organization declared the outbreak and spread of COVID-19, a novel strain of Coronavirus, a pandemic. The coronavirus outbreak has had far reaching and unpredictable impacts on the global economy, supply chains, financial markets, and global business operations of a variety of industries. Governments have taken substantial action to contain the spread of the virus including mandating social distancing, suspension of certain gatherings, and shuttering of certain nonessential businesses.

The extent to which it will impact the Company going forward will depend on a variety of factors including the duration and continued spread of the outbreak, impact on the Company’s customers, employees and vendors, as well as governmental, regulatory and private sector responses. Further, the pandemic may have a significant impact on management’s accounting estimates and assumptions. The financial statements do not reflect any adjustments as a result of this increase in economic uncertainty.

9.	Subsequent Events

The Company has evaluated subsequent events through February 9, 2022, the date on which the financial statements were available to be issued.

Assurance – Tax – Advisory

INDEPENDENT AUDITOR’S REPORT

To the Members

of Verzuz LLC

We have audited the accompanying financial statements of Verzuz LLC (a Delaware limited liability company), which comprise the balance sheet as of December 31, 2020, and the related statement of income, members’ capital, and cash flows for the period from April 9, 2020 (Inception) through December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verzuz LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from April 9, 2020 (Inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

/s/Hudgens CPA, PLLC

We have served as the Company’s auditor since 2021

Houston, Texas

December 1, 2021

1220 Blalock Rd, STE 300

Houston, Texas 77055

713-429-0724

VERZUZ, LLC

CONSOLIDATED BALANCE SHEET

December 31, 2020
ASSETS
Current Assets
Cash	$80
Total Current Assets	80

Total Assets	$80

LIABILITIES AND MEMBERS’ CAPITAL
Current Liabilities
Accounts payable – related party	$15,000

Total Liabilities	15,000
Members’ Capital
Partners’ Capital	(14,920)

Total Members’ Capital	(14,920)

Total Liabilities and Members’ Capital	$80

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from April 9, 2020 (Inception) through December 31, 2020
Revenue
Revenues, net	$1,442,308

Operating Expenses
Selling, general and administrative	493,189

Total Operating Expenses	493,189

Profit from Operations	949,119
Provision from Income Taxes	—

NET PROFIT	$949,119

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ CAPITAL

Members’ Capital
Balance April 9, 2020	—

Member distributions – 2020	$(964,039)
Net income	949,119

Balance December 31, 2020	$(14,920)

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from April 9, 2020 (Inception) through December 31, 2020
Cash flows from operating activities:
Net Profit	$949,119
Adjustments to reconcile net profit to net cash provided by operating activities:
Accounts payable – related party payable	15,000

Net Cash Provided By Operating Activities	964,119

Cash Flows From Investing Activities:
—

Net Cash Used in Investing Activities	—

Cash Flows From Financing Activities
Partner distributions	(964,039)

Net Cash Provided by Financing Activities	(964,039)

Net Increase in Cash	80
Cash at Beginning of Period	—

Cash at End of Period	$80

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

NOTES 1 – ORGANIZATION AND BUSINESS

The Company began as an impromptu broadcast before taking on the form of a brand, adopting a logo and official social media accounts with subsequent matches. The Company’s brand gained its official trademark in April 2020, as registered by Timbaland. August 2020, broadcast series began a partnership with streaming service Apple Music and social media platform Twitter, integrating Apple’s audiovisual capabilities with Twitter’s social-engagement aspect.

The idea of creating a live battle was conceived by Timbaland and Swizz Beatz in 2017, which led to a ‘producer clash’ battle during Hot 97 Summer Jam concert in 2018. The live show consisted of two challengers in the entertainment industry who compete with their best hit records. The Company’s webcasts became an online streaming show during the Covid-19 pandemic, and have since become some of the highest viewership webcasts in it’s marketspace.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

POLICIES Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations

Major Customers

The Company had three customers that made up 48%, 35%, and 17% respectively of total income as of December 31, 2020.

Financial Instruments

The Company’s balance sheet is limited to organizational startup costs as the Company’s operations bean on April 9, 2020. ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented. As of December 31, 2020, the Company does not have any Long-Lived Assets.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets. Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 years). As of December 31, 2020, the Company did not have any Fixed Assets.

Revenue Recognition

The Company generates its revenue from music artist royalties and product endorsements fees. Under Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer and is the unit of account under Topic 606. The Company’s contracts with its customers do not include multiple performance obligations. It recognizes revenue when a performance obligation is satisfied by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Income Taxes

The provision for income taxes and deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position the Company takes has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. Otherwise, the Company may not recognize any of the potential tax benefit associated with the position. The Company recognizes a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution. Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect results of operations, financial position and cash flows.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties for the fiscal year ended December 31, 2020 and has not recognized interest and/or penalties during the period since there are no material unrecognized tax benefits. Management believes no material change to the amount of unrecognized tax benefits will occur within the next twelve months.

The tax years subject to examination by major tax jurisdictions are limited to the year 2020 and forward by the U.S. Internal Revenue Service.

Recent accounting pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2020, the Company was advanced funds by a member for operating expenses incurred by the Company. The funds due to the member are carried as accounts payable – related party, and are due to the member when the Company is capable of repaying the accumulated expense and are not accumulating any interest due. At December 31 2020, the total due to related parties is $15,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, the Company is experiencing increase of revenue

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require disclosure.

On January 27, 2021, the Company entered into an acquisition agreement with Triller Hold Co, LLC, whereby the Company would become a wholly owned subsidiary of Triller Hold Co, LLC.

             Shares

Class A Common Stock

PROSPECTUS

                     , 2022

Until                     , 2022 (25 days after the listing of our Class A common stock), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the listing fee.

Amount
SEC registration fee	$	*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective in connection with the effectiveness of this registration statement, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act. omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective in connection with the effectiveness of this registration statement, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

We have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Item 15. Recent Sales of Unregistered Securities

The following information has been retroactively adjusted to give effect the Reorganization as described under “The Reorganization” in the prospectus included in this registration statement.

Option Grants

We granted our employees, directors and other service providers              options to purchase shares of Class A common stock at a weighted average exercise price of $         in 2021. The options were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Restricted Shares

We granted our employees, directors and other service providers              restricted shares of Class A common stock in 2021,             restricted shares of our Class A common stock in 2020 and              restricted shares of our Class A common stock in 2019. The grants were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Compensatory Warrant Grants

We granted our employees, directors and other service providers          warrants to purchase shares of our Class A common stock with a weighted average exercise price of $         in 2021,          warrants to purchase shares of our Class A common stock with a weighted average exercise price of $         in 2020 and              warrants to purchase shares of our Class A common stock with a weighted average exercise price of $         in 2019. The warrants were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Other Warrant Issuances

We issued              warrants to purchase shares of Class A common stock in non-compensatory circumstances with a weighted average exercise price of $         in 2020 and              warrants purchase shares of Class A common stock in non-compensatory circumstances with a weighted average exercise price of $         in 2019. The warrants were issued in reliance on Section 4(a)(2) under the Securities Act.

Acquisition Consideration

We have issued shares of our Class A common stock as consideration for business acquisitions:

•	shares in 2020 for the acquisition of Halogen Holdings Inc.;

•	shares in 2021 for the acquisition of Verzuz LLC;

•	shares in 2021 for the acquisition of Flipps Media, Inc.;

•	shares in 2021 for the acquisition of Thuzio, LLC;

•	shares in 2021 for the acquisition of Truverse, Inc.; and

•	shares in 2022 for the acquisition of Bare Knuckle Fighting Championships, Inc.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Private Placements of Units

We have issued the following shares of Class A common stock in private placements for cash:

•	shares in 2021 at an average purchase price of $ per share; and

•	shares in 2020 at an average purchase price of $ per share

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Convertible Notes

We sold $10,000,000 aggregate principal amount of 7.50% convertible notes in 2021 and $19,665,000 aggregate principal amount of 7.50% convertible notes in 2022. The notes were converted into Series AA-1 Preferred Units of Triller Hold Co LLC on August 17, 2022 at a conversion price of $9.0932 per unit, and are subject to adjustment in the event of an initial public offering based on a formula that includes a discount to the relevant pricing in such offering. These notes were issued in reliance on Section 4(a)(2) under the Securities Act.

Convertible Note and Warrant

On August 18 2022, we entered into a Convertible Note Purchase Agreement and issued $25 million of senior unsecured convertible notes (the “Convertible Notes”) to Total Formation, Inc. (“Total Formation”), an existing investor. The Convertible Notes have a maturity date of August 18, 2023 and bear interest of 15% per annum. The Convertible Notes are convertible into Series A-1 preferred stock (after giving effect to the Reorganization) at the option of the holder based upon a conversion price equal to the least of (1) $            , (2) 80% of the per-share offer price to the public in connection with an underwritten initial public offering or , the average of the closing price per share for the first 5 trading days following a direct listing, or (3) 80% of the per share price in any subsequent preferred stock financing. The Convertible Notes may be redeemed at the option of the holder for the principal amount plus accrued interest in the event of a public or private securities offering by us with gross proceeds of $100.0 million or greater.

In connection with the sale of the Convertible Notes, we also issued to Total Formation         warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $             per share. In addition, existing common units and warrants held by Total Formation and its affiliates were converted into Series A-1 preferred units (which convert into Series A-1 preferred stock in the Reorganization) and warrants to purchase Series A-1 preferred units (which convert into warrants to purchase Series A-1 preferred stock in the Reorganization).

The Convertible Note Purchase Agreement includes covenants that restrict our ability to take certain actions without consent of Total Formation while the Convertible Notes are outstanding, subject to limited exceptions. These restrictive covenants relate to, among other things:

•	engaging in mergers, consolidations and acquisitions;

•	amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock;

•	increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock;

•	dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business;

•	redemptions and repurchases of equity interests; · payment of dividends; · making loans or advances to third parties;

•	incurring or guaranteeing indebtedness, other than subordinated indebtedness;

•	incurrence of liens; and · transactions with affiliates.

Verzuz Convertible Notes

On September 22, 2022, we issued $37,000,000 aggregate principal amount of 7.5% convertible notes to the founders of Verzuz, LLC in settlement of all legal claims brought by the founders of Verzuz arising out of the Verzuz acquisition agreement.

Warrant Exercises

We issued              shares of our Class A common stock in 2021 upon exercise of warrant with a $         per share exercise price. These shares were issued in reliance on Section 4(a)(2) under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-l, which Exhibit Index is incorporated herein by reference.

Exhibit No.	Description

3.1*	Form of Amended and Restated Certificate of Incorporation of Triller Inc. to be in effect in connection with the effectiveness registration statement.

3.2*	Form of Amended and Restated Bylaws of Triller Inc. to be in effect in connection with the effectiveness registration statement.

4.1*	Specimen Class A Common Stock Certificate evidencing the shares of common stock.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement entered into between Triller Inc. and each of its directors.

10.2*#	2022 Triller Inc. Omnibus Incentive Plan.

10.3*#	Forms of Award Agreements under the 2022 Triller Inc. Omnibus Incentive Plan.

10.4*#	Form of Triller Hold Co LLC Unit Option Agreements.

10.5*#	Form of Triller Hold Co LLC Unit Warrant Agreements.

10.6*#	Employment Agreement with Paul Kahn.

10.7*	Form of 7.5% Convertible Promissory Note.

10.8*	Convertible Note Purchase Agreement dated August 18, 2022.

10.9*	Form of 15% Convertible Note dated August 18, 2022.

10.10*	Share Purchase Agreement dated September 28, 2022.

10.11*	Registration Rights Agreement dated September 28, 2022.

10.12*	Form of Promissory Note.

10.13*	Share and Unit Exchange Agreement dated August 18, 2022 (acquisition of Bare Knuckle Fighting Championships, Inc.).

21.1*	List of subsidiaries.

23.1*	Consent of Hudgens CPA, PLLC (Triller Hold Co LLC).

23.2*	Consent of FORVIS, LLP (formerly Dixon Hughes Goodman LLP) (Truverse, Inc. dba Amplify.ai).

23.3*	Consent of Purvis, Gray and Company, LLP (Thuzio, LLC fka Thuzio, Inc.).

23.4*	Consent of Hudgens CPA, PLLC (Flipps Media, Inc.).

23.5*	Consent of Hudgens CPA, PLLC (Verzuz LLC).

23.6*	Consent of Goodwin Procter LLP (contained in its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page of this Registration Statement).

99.1*	Consent of Adel Ghazzawi.

99.2*	Consent of Mike Lu.

99.3*	Consent of .

107*	Filing Fee Table.

*	To be filed by amendment
#	Indicates management contract or compensatory plan

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on                     , 2022.

Triller Inc.

By:
Name:
Title:

POWER OF ATTORNEY

Each of the undersigned officers and directors of Triller Inc. hereby constitutes and appoints              and             , and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Triller Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Mahinda de Silva	Chief Executive Officer and Director (Principal Executive Officer)

Paul Kahn	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Adel Ghazzawi	Director

Arash Pournouri	Director

Bobby Sarnevesht	Director